SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

Marketletter Annex – 3Q17

I. Financial Information of the Companies

II. Financial Analysis of the Companies

III. Operating Information of the Companies

version 1.0

Summary

I. Financial Information of the Companies

Conference Call in Portuguese
November  14th
4:00 PM (GMT)
1:00 PM (New York time)
6:00 PM (London time)
Phone: (11) 3137-8037

Conference Call in English
November 14th
4:00 PM (GMT)
1:00 PM (New York time)
6:00 PM (London time)
Phone: (11) 3137-8037

Contact RI:
Ombudsman-ri@eletrobras.com
www.eletrobras.com.br/elb/ri
Tel: (55) (21) 2514-6333

Preparation of the Report to Investors:

Superintendent of Investor Relations
Paula Prado Rodrigues Couto

Capital Markets Department
Bruna Reis de Arantes
Fernando D'Angelo Machado
Luiz Gustavo Braga Parente
Maria Isabel Brumde Andrade Souza

Intern:
Carolina Olynd Muylaert

II. Financial Analysis of the Companies
Generation and Transmission
Distribution
III. Operating Information of the Companies
Generation Data
Transmission Data
Distribution Data
Employees Data
Investments Data
SPEs Data

The Marketletter – Annex can be found in .xls format at our website: www.eletrobras.com/ri

DFR - Investor Relations Superintendence
Marketletter - Annex I - 3Q17
Financial Information of the Subsidiaries

ASSETS 09/30/2017	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Cash and Cash Equivalent	45,717	199,498	43,524	5,493	4,360	11,582	51,702	11,201
Accounts Receivable, net	908,899	616,099	249,536	1,028,248	-	352,671	93,885	415,970
Financing and Loans	338	32	-	-	-	-	-	-
Marketable Securities	341,685	41,679	525,443	1,346,088	44,698	285,942	-	25,014
Dividends to Receive (Remuneration of Equity Participations)	49,040	33,385	5,865	-	525	-	-	-
Deferred Fiscal Assets (Tax and Contributions)	24,117	16,029	6,223	314,915	700	27,029	1,376	5,340
Income Tax and Social Contribution	129,607	84,594	17,482	-	2,642	-	-	-
Derivatives	-	-	-	237,899	-	-	-	-
Reimbursement Rights	-	-	-	-	-	-	18,838	-
Guarantees and Linked Deposits	-	46,922	2,148	-	-	-	-	61,882
Inventory	33,301	74,741	34,379	122,167	-	84,949	25,134	6,934
Nuclear Fuel Inventory	-	-	-	-	-	455,737	-	-
Financial Assets	3,321,660	2,250,021	707,342	1,380,699	-	-	-	182,395
Hydrological risk	82,393	-	2,007	12,640	-	-	-	10,639
Others	501,161	378,726	154,388	277,495	496	88,140	6,122	8,409
CURRENT TOTAL	5,437,918	3,741,726	1,748,337	4,725,644	53,421	1,306,050	197,057	727,784

NON-CURRENT
LONG-TERM ASSET
Financial Assets – Itaipu (Parent Company)	-	-	-	-	-	-	-	-
Fuel Consumption Account (Parent Company)	-	-	-	-	-	-	-	-
Dividends to Receive (Equity Participation Remuneration)	-	-	-	-	-	-	-	-
Accounts Receivable, net	125	13,585	-	210,109	-	-	-	-
Financing and Loans - principal	507	-	-	-	-	-	-	-
Marketable Securities	-	952	42	86	-	-	-	-
Diferred Fiscal Assets (Taxes and Contributions)	-	194,836	3,262	33,382	-	-	24,513	-
Income Tax and Social Contribution	-	-	-	710,975	-	-	-	-
Derivatives	-	-	-	222,825	-	-	-	-
Reimbursement Rights	-	-	-	-	-	-	32,713	-
Guarantees and Linked Deposits	872,908	643,284	188,625	464,104	-	98,141	19,426	97,727
Financial Assets	19,275,763	11,617,744	2,867,956	8,743,446	-	781,447	-	144,541
Financial Assets – Indemnitiable Concessions (Generation)	1,233,535	740,674	-	-	-	-	-	-
Advance for equity participation	73,830	435,378	1,016,842	416	-	-	-	-
Hydrological risk	178,732	-	21,074	158,271	-	-	-	-
Others	541,212	146,781	224,179	2,706,849	1,451	580,498	196,389	9,072
LONG-TERM ASSET TOTAL	22,176,612	13,793,234	4,321,980	13,250,463	1,451	1,460,086	273,041	251,340

INVESTMENTS	6,666,196	5,710,442	2,536,940	4,822,416	169,902	-	-	-

FIXED ASSETS, NET	5,189,212	1,558,672	3,146,161	6,631,798	18	5,017,702	1,091,834	1,939,762

INTANGIBLE ASSET	111,408	57,204	191,476	81,495	20	62,149	2,110	5,357

NON-CURRENT ASSET TOTAL	34,143,428	21,119,552	10,196,557	24,786,172	171,391	6,539,937	1,366,985	2,196,459

TOTAL ASSETS	39,581,346	24,861,278	11,944,894	29,511,816	224,812	7,845,987	1,564,042	2,924,243

ASSET 09/30/2017	ED Alagoas	ED Rondônia	ED Piauí	ED Acre	ED Roraima	Amazonas D

CURRENT
Cash and Cash Equivalents	78,850	11,508	16,045	16,271	8,255	54,324
Accounts Receivable, net	351,798	254,375	366,124	145,669	98,910	678,858
Financing and Loans	-	-	-	-	-	-
Marketable Securities	3,407	84,631	38,837	-	-	76,229
Dividends to Receive (Equity Participations Remuneration)	-	-	-	-	-	-
Deferred Fiscal Asset (Taxes and Contributions)	16,832	31,931	18,026	7,978	6,575	2,666
Income Tax and Social Contribution	-	-	-	602	-	-
Derivatives	-	-	-	-	-	-
Reimbursement Rights	11,390	357,069	15,184	39,382	98,179	516,105
Guarantees and Linked Deposits	-	-	-	484	-	32,867
Inventory	9,537	16,529	13,793	2,250	8,312	152,620
Amounts to Receive 12,783/13 Law	-	-	-	-	-	-
Regulatory Asset (Installment A - CVA)	250,456	33,296	515,224	49,586	22,544	16,436
Financial Assets	-	-	-	-	-	-
Others	38,737	52,625	78,763	33,606	74,477	211,852
CURRENT TOTAL	761,007	841,964	1,061,996	295,828	317,252	1,741,957

NON-CURRENT

LONG-TERM ASSET
Dividends Receivable (Equity Participation Remuneration)	-	-	-	-	-	-
Accounts Receivable, net	304,882	16,894	234,799	47,664	9,076	108,432
Financing and Loans - principal	-	-	-	-	-	-
Marketable Securities	-	-	-	-	-	-
Deferred Fiscal Assets (Taxes and Contributions)	4,569	5,539	7,668	1,761	10,497	1,466,522
Income Tax and Social Contribution	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Reimbursement Rights	-	3,631,797	-	239,893	195,842	3,354,262
Guarantees and Linked Deposits	81,876	144,753	18,048	10,080	30,251	468,500
Amounts to Receive - Law 12,783/13	-	-	-	-	-	-
Financial Assets	-	-	-	-	-	637,081
Financial Asset – Indemnitiable Concession (Distribution)	906,942	1,199,518	940,527	434,681	205,402	1,505,584
Advance for Equity Participations	-	-	-	-	-	-
Regulatory Asset (Installment A - CVA)	46,189	-	-	-	-	-
Others	564	2,446	1,567	-	4,678	2
LONG-TERM ASSET TOTAL	1,345,022	5,000,947	1,202,609	734,079	455,746	7,540,383

INVESTMENTS	168	1,806	146	-	-	17,107

FIXED ASSETS, NET	29,668	27,827	38,665	8,319	15,640	1,195,787

INTANGIBLE	-	25,419	27,629	21,439	8,741	78,250

TOTAL NON-CURRENT ASSETS	1,374,858	5,055,999	1,269,049	763,837	480,127	8,831,527

TOTAL ASSETS	2,135,865	5,897,963	2,331,045	1,059,665	797,379	10,573,484

ASSETS 09/30/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Cash and Cash Equivalent	5,279	106,908	23,723	16,103	858	2,043	102,260	48,697
Accounts Receivable, net	699,058	366,909	208,457	854,696	-	259,998	128,414	732,195
Financing and Loans	807	1,623	1,499	-	-	-	-	-
Marketable Securities	546,989	12,219	80,367	425,254	52,607	38,587	-	83,755
Dividends to Receive (Remuneration of Equity Participations)	69,237	24,622	5,556	-	600	-	-	-
Deferred Fiscal Assets (Tax and Contributions)	27,258	17,062	11,144	172,605	3,305	13,938	8,138	9,146
Income Tax and Social Contribution	122,917	84,788	12,201	-	-	-	-	-
Derivatives	-	-	-	66,029	-	-	-	-
Reimbursement Rights	-	-	-	-	-	-	16,740	-
Guarantees and Linked Deposits	-	33,066	1,986	-	-	-	-	-
Inventory	32,552	77,795	38,027	111,656	-	133,172	28,413	18,178
Amounts to Receive - 12,783/2013 Law	-	-	-	-	-	-	-	-
Nuclear Fuel inventory	-	-	-	-	-	419,731	-	-
Financial Assets	563,843	691,727	183,790	616,988	-	-	-	-
Hydrological risk	111,380	-	2,007	21,477	-	-	-	11,414
Others	2,179,320	1,416,719	568,757	2,284,808	57,370	867,469	283,965	903,385
CURRENT TOTAL	2,544,233	1,772,958	777,227	2,508,911	61,138	954,229	288,761	918,070

NON-CURRENT
LONG-TERM ASSET
Financial Assets – Itaipu (Parent Company)	-	-	-	-	-	-	-	-
Fuel Consumption Account (Parent Company)	-	-	-	-	-	-	-	-
Dividends to Receive (Equity Participation Remuneration)	-	-	-	-	-	-	-	-
Accounts Receivable, net	558,070	1,488	715,151	465,484	-	-	-	-
Financing and Loans - principal	845	-	1,735	-	-	-	-	-
Marketable Securities	-	1,624	42	257	-	-	-	-
Diferred Fiscal Asset (Taxes and Contributions)	-	184,855	4,668	37,367	-	-	33,659	-
Income Tax and Social Contribution	-	-	-	246,505	-	-	-	-
Derivatives	-	-	-	56,594	-	-	-	-
Reimbursement Rights	-	-	-	-	-	-	-	-
Linked Deposits	775,905	1,078,851	161,419	458,305	56	62,948	5,684	88,737
Financial Asset	19,855,426	13,234,069	3,250,510	9,078,966	-	715,368	-	-
Financial Asset – Indemnitiable Concessions (Generation)	1,305,060	717,669	-	-	-	-	-	-
Advance for equity participation	79,767	468,437	1,010,411	142,280	-	-	-	-
Hydrological risk	246,276	-	23,081	191,509	-	-	-	4,781
Others	209,502	215,936	107,065	2,507,759	1,384	501,054	171,076	9,071
LONG-TERM ASSET TOTAL	23,030,851	15,902,929	5,274,082	13,185,026	1,440	1,279,370	210,419	102,589

INVESTMENTS	7,092,043	5,038,905	2,108,215	4,904,963	153,340	-	-	-

FIXED ASSETS, NET	5,689,381	1,556,140	3,167,990	6,799,421	24	5,107,162	1,380,855	1,863,610

INTANGIBLE ASSET	127,508	41,562	214,448	169,203	21	61,165	2,377	5,357

NON-CURRENT ASSET TOTAL	35,939,783	22,539,536	10,764,735	25,058,613	154,825	6,447,697	1,593,651	1,971,556

TOTAL ASSETS	38,484,016	24,312,494	11,541,962	27,567,524	215,963	7,401,926	1,882,412	2,889,626

ASSETS 09/30/2016	ED Alagoas	ED Rondônia	ED Piauí	ED Acre	ED Roraima	Amazonas Energia

CURRENT
Cash and Cash Equivalents	33,998.00	18,052.00	7,686.00	61,458.00	4,765.00	48,942.00
Accounts Receivable, net	303,840.00	249,349.00	371,308.00	87,170.00	52,166.00	633,651.00
Loans and Financing	-	-	-	-	-	-
Marketable Securities	87,733.00	46,602.00	8.00	-	-	29,330.00
Dividends to Receive (Remuneration of Equity Participation)	-	-	-	-	-	-
Deferred Fiscal Asset (Taxes and Contributions)	11,212.00	18,856.00	20,250.00	6,935.00	4,826.00	2,061.00
Income Tax and Social Contribution	-	-	-	727.00	-	-
Derivatives	-	-	-	-	-	-
Reimbursement Rights	66,134.00	287,577.00	117,527.00	145,759.00	102,700.00	604,406.00
Guarantees and Linked Deposits	-	-	-	478.00	-	-
Inventory	7,440.00	14,057.00	13,980.00	1,447.00	2,664.00	85,151.00
Amounts to Receive 12,783/13 Law	-	-	-	-	-	-
Regulatory Asset (Installment A – CVA)	87,445.00	131,788.00	77,538.00	58,960.00	1,551.00	46,701.00
Financial Assets	-	-	-	-	-	-
Others	43,699.00	30,152.00	49,749.00	45,886.00	12,624.00	653,704.00
CURRENT TOTAL	641,501.00	796,433.00	658,046.00	408,820.00	181,296.00	2,103,946.00

NON-CURRENT

LONG-TERM CURRENT
Dividends Receivable (Equity Participation Remuneration)	-	-	-	-	-	-
Accounts Receivable, net	202,176.00	18,434.00	215,226.00	40,234.00	9,497.00	72,162.00
Loans and Financing - principal	-	-	-	-	-	-
Marketable Securities	-	-	-	-	-	-
Deferred Fiscal Asset (Taxes and Contributions)	4,456.00	6,413.00	5,580.00	1,805.00	9,271.00	2,515,951.00
Income Tax and Social Contribution	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Reimbursement Rights	-	3,441,621.00	-	243,192.00	202,622.00	6,499,703.00
Guarantees and Linked Deposits	49,323.00	124,036.00	16,400.00	7,338.00	19,920.00	382,318.00
Amounts to Receive - 12,783/2013 Law	-	-	-	-	-	-
Financial Asset	-	-	-	-	-	-
Financial Asset – Indemnitiable Concessions (D)	831,188.00	1,052,907.00	728,516.00	357,211.00	197,971.23	1,477,433.00
Advance for equity participation	-	-	-	-	-	-
Regulatory Asset (Installment A - CVA)	16,674.00	-	-	-	-	-
Others	564.00	2,440.00	1,356.00	-	3,227.00	643,395.00
LONG-TERM CURRENT TOTAL	1,104,381.00	4,645,851.00	967,078.00	649,780.00	442,508.23	11,590,962.00

INVESTMENTS	168.00	1,806.00	146.00	-	-	12,928.00

FIXED ASSETS, NET	27,495.00	28,456.00	32,955.00	8,843.00	20,146.00	1,235,535.00

INTANGIBLE	47,065.00	67,467.00	16,115.00	35,361.00	5,326.00	165,792.00

TOTAL NON-CURRENT ASSETS	1,179,109.00	4,743,580.00	1,016,294.00	693,984.00	467,980.23	13,005,217.00

TOTAL ASSETS	1,820,610	5,540,013	1,674,340	1,102,804	649,276	15,109,163

LIABILITIES 09/30/2017	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Accounts payable	316,547	309,287	108,586	529,226	-	544,547	80,911	322,569
Loans and Financing - principal	1,766,730	1,077,732	580,769	1,018,823	-	388,386	590,897	757,261
Loans and Financing - charges	178,940	15,851	176,608	65,013	-	39,120	172,958	8
Debentures	-	18,420	-	19,442	-	-	-	-
Tax and Social Contributions	272,351	111,442	31,126	101,160	79	76,155	48,516	213,977
Income Tax and Social Contribution	228,299	35,365	21,668	-	66	-	-	12,326
Derivatives	-	-	-	551	-	-	-	-
Reimbursement Obligations	-	-	-	-	-	-	-	-
Advance to clients (Early Energy Sale)	-	-	-	237,169	-	-	-	-
Shareholders' Remuneration (dividends to pay)	-	-	98,616	736	-	-	92,270	-
Estimated Obligations	240,383	353,982	128,628	403,430	348	170,465	36,108	30,109
Provisions for Contingencies	-	-	-	-	300	-	406,745	-
Post-Employment Benefit (Complementary Pension Fund)	9,507	149,828	8,279	-	-	3,012	8,731	-
Leasing	-	-	-	-	-	-	-	-
Provisions for Onerous Contracts	-	-	-	12,048	-	-	-	-
Concessions to Pay - UBP	574	-	2,476	-	-	-	-	-
Regulatory fees	24,729	69,544	42,820	294,674	-	20,854	31,094	10,722
Others	417,288	211,956	225,384	869,218	1,546	236,085	28,355	33,229
CURRENT TOTAL	3,455,348	2,353,407	1,424,960	3,551,490	2,339	1,478,624	1,496,585	1,380,201

NON-CURRENT
Shareholders Remuneration (dividends to pay)	-	-	-	-	-	-	-	-
Accounts payable	-	-	-	54,053	-	-	16,555	-
Loans and Financing - principal	8,473,212	1,026,409	3,474,527	4,091,505	-	8,047,948	2,175,740	1,190,664
Debentures	-	143,792	-	187,852	-	-	-	-
Tax and Social Contributions	203,381	19,428	-	-	-	13,930	-	-
Income Tax and Social Contribution	5,052,915	3,250,113	315,862	-	17,110	-	-	49,342
Derivatives	-	-	-	43,310	-	-	-	-
Reimbursement Obligations	-	-	-	-	-	-	-	-
Advance to clients (Early Energy Sale)	-	-	-	542,711	-	-	-	-
Estimated Obligations	31,419	97,408	17,543	27,471	-	93,001	6,569	-
Provisions for Contingencies	831,659	2,130,241	150,953	866,366	-	235,529	-	65,097
Provision for uncovered liability in invested company	-	-	199,811	-	-	-	- -	303,285
Post-Employment Benefit (Complementary Pension Fund)	142,297	1,184,974	267,969	16,303	-	51,332	71,699	477
Leasing	-	-	-	-	-	-	-	-
Provision for Onerous Contracts	209,870	184,587	-	289,074	-	825,981	-	-
Concessions to Pay - UBP	35,738	-	27,930	-	-	-	-	-
Sector Charges (statutory tax)	306,981	422,100	-	-	-	-	-	-
Obligations for asset demobilization (Nuclear Power Plants)	-	-	-	-	-	1,465,326	-	-
Advance for future capital Increase	53,933	-	3	-	-	-	743,967	-
Others	150,030	186,907	42,377	2,792,803	1,421	-	-	541,747
NON-CURRENT TOTAL	15,491,435	8,645,959	4,496,975	8,911,448	18,531	10,733,047	3,014,530	1,544,042

SHAREHOLDERS’ EQUITY
Capital Stock	6,531,154	9,753,953	4,359,226	11,576,263	118,054	6,607,258	845,510	-
Capital reserves	5,053,045	4,916,199	-	-	-	-	-	-
Profit Reserves	9,168,995	-	1,365,128	3,878,215	27,651	-	2,596	-
Additional Dividend Purposed	-	-	-	-	-	-	-	-
Profit/Losses Accumulated	1,426,287	996,646	467,316	1,617,016	8,436	10,812,980	3,684,869	-
Others Comprehensive Income	- 1,543,921	1,820,879 -	184,828 -	22,616	49,801	159,962	110,310	-
Minority shareholdings	- 997	15,993	16,117	-	-	-	-	-

TOTAL SHAREHOLDERS’ EQUITY	20,634,563	13,861,912	6,022,959	17,048,878	203,942 -	4,365,684	2,947,073	-

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	39,581,346	24,861,278	11,944,894	29,511,816	224,812	7,845,987	1,564,042	2,924,243

LIABILITIES 09/30/2017	ED Alagoas	ED Rondonia	ED Piauí	ED Acre	ED Roraima	Amazonas

CURRENT
Accounts payable	103,850	2,155,188	164,223	236,799	426,991	6,147,465
Financig and Loans - principal	367,091	228,164	544,013	84,194	5,078	194,433
Financig and Loans - charges	-	55	99,492	491	-	4,533
Debentures	-	-	-	-	-	-
Taxes and Social Contributions	69,582	69,359	185,323	81,833	20,575	41,730
Income Tax and Social Contribution	253	-	-	-	-	6,293
Derivatives	-	-	-	-	-	-
Reimbursement Obligations	35,950	13,203	-	-	-	-
Advance to clients (Early Sell of Energy)	-	-	-	-	-	-
Shareholders' Remuneration (dividends to pay)	-	-	-	-	-	-
Estimated Obligations	24,325	28,332	41,001	10,154	20,179	64,450
Provisions for Contingencies	-	-	-	-	-	-
Post-Employment Benefit (Complementary Pension Fund)	379	3,771	-	259	-	-
Leasing	-	-	-	-	-	143,692
Provisions for Onerous Contracts	7,808	47,832	16,345	-	-	188,860
Regulatory fees	36,975	29,515	26,820	30,553	-	77,836
Regulatory Liability (Installment A – CVA)	139,566	63,943	278,153	11,565	1,056	74,610
Others	24,285	28,178	37,748	23,166	31,764	33,678
CURRENT TOTAL	810,064	2,667,540	1,393,118	479,014	505,643	6,977,580

NON-CURRENT
Accounts payable	-	1,144,421	-	268,155	453,632	7,795,936
Financig and Loans - principal	1,503,912	1,035,611	1,565,449	391,543	285,161	2,568,286
Debentures	-	-	-	-	-	-
Taxes and Contributions	83,769	12,289	54,750	132,716	-	-
Income Tax and Social Contribution	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Reimbursement Obligations	-	151,600	-	82,462	60,030	1,152,560
Advance to clients (Early Sell of Energy)	-	-	-	-	-	-
Estimated Obligations	1,939	-	859	79	183	835
Provisions for Contingencies	139,458	244,067	175,774	6,448	56,933	1,758,789
Provision for uncovered liabilities on invested comapnies	-	-	-	-	-	303,285
Post-Employment Benefit (Complementary Pension Fund)	39,280	-	-	-	1,633	1,325
Leasing	-	-	-	-	-	957,948
Provision for Onerous Contracts	-	-	-	-	-	-
Concessions to Pay - UBP	-	-	-	-	-	-
Sector Charges (Statutory Taxes)	24,966	56,990	57,020	-	-	-
Advance for future capital Increase	159,155	-	317,955	69,462	80,089	114,682
Regulatory Liability (Installment A – CVA)	22,105	-	-	-	-	-
Others	34,522	2,463,856	10,683	126	60,534	59,109
NON-CURRENT TOTAL	2,009,106	5,108,834	2,182,490	950,991	998,195	14,712,755

SHAREHOLDERS’ EQUITY
Capital Stock	734,754	1,325,369	1,272,747	475,789	684,204	4,610,171
Capital Reserves	-	-	-	-	-	-
Profit Reserves	-	-	-	-	-	-
Additional Dividend Purposes	-	-	-	-	-	-
Accumulated Profit/Losses	- 1,362,368	3,199,656	2,496,117	845,724	1,387,675	15,721,380
Other Comprehensive Income	55,691	4,124	21,193	405	2,988	5,642
Minority shareholdings	-	-	-	-	-	-

TOTAL SHAREHOLDERS’ EQUITY	683,305	1,878,411	1,244,563	370,340	706,459	11,116,851

LIABILITIES AND SHAREHOLDERS’ EQUITY TOTAL	2,135,865	5,897,963	2,331,045	1,059,665	797,379	10,573,484

LIABILITIES 09/30/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Accounts payable	231,333	304,036	98,953	535,747	-	659,733	126,520	211,935
Loans and Financing - principal	1,344,298	542,062	901,734	660,494	-	291,506	310,553	308,065
Loans and Financing - charges	313,728	12,023	118,657	46,731	-	25,355	6,967	5,391
Debentures	-	-	-	14,554	-	-	-	-
Tax and Social Contributions	257,655	101,582	65,200	165,652	72	56,704	10,546	104,406
Income Tax and Social Contribution	48,561	19,052	170	153,378	629	-	-	9,114
Derivatives	-	-	-	3	-	-	-	-
Reimbursement Obligations	-	-	-	-	-	-	-	-
Advance to clients (Early Energy Sale)	-	-	-	95,059	-	-	-	-
Shareholders Remuneration (dividends to pay)	-	-	43,307	89,768	-	-	82,747	-
Estimated Obligations	225,287	256,845	89,940	347,691	175	118,187	16,805	26,090
Provisions for Contingencies	-	-	-	-	300	-	32,292	-
Post-Employment Benefit (Complementary Pension Fund)	8,892	27,636	7,990	-	-	2,806	-	-
Leasing	-	-	-	-	-	-	-	-
Provisions for Onerous Contracts	-	-	-	9,073	-	-	-	-
Concessions to Pay - UBP	558	-	2,455	-	-	-	-	-
Regulatory fees	133,004	131,676	46,032	314,205	-	19,115	92	5,955
Others	360,726	147,350	194,801	1,145,200	3,841	250,645	54,961	572,302
CURRENT TOTAL	2,924,042	1,542,262	1,569,239	3,577,555	5,017	1,424,051	641,483	1,243,258

NON-CURRENT
Shareholders Remuneration (dividends to pay)	-	-	-	-	-	-	-	-
Accounts payable	-	-	-	227,918	-	-	18,920	-
Loans and Financing - principal	8,962,526	1,296,159	3,424,072	4,300,443	-	7,352,889	2,334,333	1,313,876
Debentures	-	-	-	192,150	-	-	-	-
Tax and Social Contributions	526,450	21,127	18,291	-	-	-	-	-
Income Tax and Social Contribution	4,737,227	3,126,272	408,330	-	15,155	-	-	-
Derivatives	-	-	-	49,909	-	-	-	-
Reimbursement Obligations	-	-	-	-	-	-	-	-
Advance to clients (Early Energy Sale)	-	-	-	607,957	-	-	-	-
Estimated Obligations	56,144	44,499	1,149	9,331	-	49,917	1,262	-
Provisions for Contingencies	849,796	1,743,184	99,233	819,744	-	191,770	-	52,318
Provision for uncovered liability in invested company	-	-	265,707	-	-	-	- -	247,523
Post-Employment Benefit (Complementary Pension Fund)	170,727	1,275,848	184,922	25,591	-	56,403	7,112	95
Leasing	-	-	-	-	-	-	-	-
Provision for Onerous Contracts	800,887	204,354	-	239,382	-	1,377,675	-	-
Concessions to Pay - UBP	36,364	-	25,412	-	-	-	-	-
Sector Charges (statutory tax)	137,949	285,295	-	-	-	-	7,052	-
Obligations for asset demobilization (Nuclear Power Plants)	-	-	-	-	-	1,263,712	-	-
Advance for future capital Increase	48,208	-	3	-	-	-	479,240	-
Others	1	103,641	108,993	2,152,608	1,353	19,693	-	527,602
NON-CURRENT TOTAL	16,326,279	8,100,379	4,536,112	8,625,033	16,508	10,312,059	2,847,919	1,646,368

SHAREHOLDERS’ EQUITY
Capital Stock	6,531,154	9,753,953	4,359,226	11,576,263	118,054	6,607,258	845,510	-
Capital Reserves	5,053,045	4,916,199	-	-	-	-	-	-
Profit Reserves	-	-	305,500	354,075	481	-	2,596	-
Additional Dividend Purposes	-	-	-	-	-	-	-	-
Accumulated Profit/Losses	9,053,524	1,675,495	886,600	3,460,744	33,881	10,860,796	2,414,070	-
Other Comprehensive Income	- 1,404,809	1,691,767 -	129,475	26,146	42,022	80,646	41,026	-
Minority shareholdings	781	15,973	14,760	-	-	-	-	-

TOTAL SHAREHOLDERS’ EQUITY	19,233,695	14,669,853	5,436,611	15,364,936	194,438	4,334,184	1,606,990	-

LIABILITIES AND STOCKHOLDERS’ EQUITY TOTAL	38,484,016	24,312,494	11,541,962	27,567,524	215,963	7,401,926	1,882,412	2,889,626

LIABILITIES 09/30/2016	ED Alagoas	ED Rondônia	ED Piauí	ED Acre	ED Roraima	Amazonas

CURRENT
Accounts payable	297,313	1,334,689	466,498	327,124	266,489	7,357,192
Financig and Loans - principal	32,039	18,842	410,617	57,350	19,700	78,611
Financig and Loans - charges	-	2	59,609	-	-	10,440
Debentures	-	-	-	-	-	-
Taxes and Social Contributions	70,657	69,998	237,994	47,031	26,853	86,709
Income Tax and Social Contribution	266	-	-	-	-	575
Derivatives	-	-	-	-	-	-
Reimbursement Obligations	52,433	205,799	-	3,315	-	-
Advance to clients (Early Sell of Energy)	-	-	-	-	-	-
Shareholders Remuneration (dividends to pay)	-	-	-	-	-	-
Estimated Obligations	21,758	21,121	43,237	6,487	21,254	59,022
Provisions for Contingencies	-	-	-	-	-	-
Post-Employment Benefit (Complementary Pension Fund)	4,256	857	24,369	-	-	-
Leasing	-	-	-	-	-	136,898
Provisions for Onerous Contracts	-	-	-	-	-	-
Regulatory fees	22,359	32,469	25,241	44,528	-	-
Regulatory Asset (Installment A – CVA)	156,640	27,468	117,781	21,194	-	104,195
Others	23,479	38,252	40,166	22,486	7,475	115,062
CURRENT TOTAL	681,200	1,749,497	1,425,512	529,515	341,771	7,948,704

NON-CURRENT
Accounts payable	-	1,120,961	-	246,876	595,439	7,955,350
Financig and Loans - principal	1,253,636	774,445	978,209	253,132	41,125	1,372,467
Debentures	-	-	-	-	-	-
Taxes and Contributions	90,694	4,223	188,892	90,506	-	-
Income Tax and Social Contribution	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Reimbursement Obligations	-	152,222	-	145,021	54,622	2,246,665
Advance to clients (Early Sell of Energy)	-	-	-	-	-	-
Estimated Obligations	-	-	2,067	5	-	644
Provisions for Contingencies	108,812	161,460	130,795	10,919	47,726	761,964
Provision for uncovered liabilities on invested comapnies	-	-	-	-	-	247,523
Post-Employment Benefit (Complementary Pension Fund)	30,123	-	4,335	-	643	277
Leasing	-	-	-	-	-	1,054,078
Provision for Onerous Contracts	-	-	-	-	-	-
Concessions to Pay - UBP	-	-	-	-	-	-
Sector Charges (Statutory Taxes)	29,166	46,141	45,139	-	-	-
Advance for future capital Increase	136,219	-	77,664	77,658	-	15,107
Regulatory Liability (Installment A – CVA)	3,561	-	-	-	-	-
Others	33,314	2,208,783	503	197	133,281	182,586
NON-CURRENT TOTAL	1,685,525	4,468,235	1,427,604	824,314	872,836	13,836,661

SHAREHOLDERS’ EQUITY
Capital Stock	734,754.00	1,325,369.00	1,272,747.00	475,789.00	684,204.00	4,610,171.00
Capital Reserves	-	-	-	-	-	-
Profit Reserves	-	-	-	-	-	-
Additional Dividend Purposes	-	-	-	-	-	-
Accumulated Profit/Losses	- 1,238,060.00 -	2,003,301.00	2,444,157.00	726,574.00	1,248,229.00	11,283,952.00
Other Comprehensive Income	- 42,808.00	213.00	7,366.00	240.00	1,306.00	2,421.00
Minority shareholdings	-	-	-	-	-	-

TOTAL SHAREHOLDERS’ EQUITY	(546,114)	(677,719)	(1,178,776)	(251,025)	(565,331)	(6,676,202)

LIABILITIES AND SHAREHOLDERS’ EQUITY TOTAL	1,820,611	5,540,013	1,674,340	1,102,804	649,276	15,109,163

STATEMENT OF INCOME 09/30/2017	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT
Operational Revenues	6,540,687	3,718,479	1,525,302	4,444,322	-	2,101,468	371,327	437,506

Electric Energy Supply (sell) - Generation	2,982,386	112,378	677,274	2,167,863	-	2,396,138	419,264	399,542
Electric Energy Supply - Generation	203,058	669,402	14,753	971,377	-	-	-	-
Short Term Electric Energy - Generation	40,232	209,450	8,954	609,845	-	-	-	-
Renewed Plants Operation and Maintenance Revenue -	630,966	972,174	-	12,183	-	-	-	-
Generation
Construction Plants Revenue - Generation	13,602	14,873	-	-	-	-	-	-
Financial – Return on Investment - Generation	-	42,173	-	-	-	-	-	-
Renewed Lines Operation and Maintenance Revenue -	1,117,295	778,128	454,992	337,916	-	-	-	-
Transmission
Operation and Maintenance Revenue - Transmission	27,275	63,029	88,252	28,554	-	-	-	196
Construction Revenue - Transmission	145,444	347,251	53,471	46,534	-	-	-	806
Financial – Return on Investment - Transmission	2,129,597	1,067,761	374,817	822,292	-	-	-	202,541
Others Operational Revenues	107,815	34,584	36,864	267,518	-	-	1,849	-

Deductions to Operational Revenues	- 856,983	- 592,724	184,075	819,760	-	294,670	49,786	165,579

Operational Expenses	- 3,748,347	- 2,119,927	554,346	3,039,123	4,239	1,785,160	(584,707)	(330,826)

Personnel, Supplies and Services	- 1,534,216	- 971,646	399,335	1,213,093	3,015	678,753	175,885	141,558
Extraordinary Retirement Plan (PAE)	- 223,907	- 215,050	62,783	130,742	-	82,049	46,142	-
Energy Purchased for Resale	- 638,825	- 227,723	210,359	417,012	-	-	158,380	110,775
Charges upon use of eletricity network	- 410,378	- 479,265	20,470	418,983	-	78,608	35,285	21,166
Construction	- 159,046	- 362,124	53,471	46,534	-	-	-	806
Electric Energy production cost	- 364,079	-	-	-	-	297,242	24,083	420,923
Donations and Contributions	- 32,825	- 8,668	-	1,422	-	-	-	-
Depreciation and Amortization	- 201,296	- 72,896	134,713	334,549	19	296,584	46,059	45,363
Operating Provisions	83,454	340,632	354,922	285,485	-	277,618	80,382	54,039
Others	- 267,229	- 123,187	28,137	191,303	1,205	74,306	18,491	486,120

OPERATING RESULT BEFORE FINANCIAL RESULT	2,792,340	1,598,552	970,956	1,405,199	(4,239)	316,308	(213,380)	106,680

FINANCIAL REVENUES (EXPENSES)

Revenue from financial investments	28,580	26,385	43,774	74,967	4,536	4,735	3,279	2,572
Interest, Commission and Rates revenue (loans and	39,605	-	-	-	-	-	-	-
financing)
Moratorium Increase on electric energy	9,825	21,605	-	64,976	-	-	-	-
Net Monetary Updates	29,190	11,367	6,456	229,189	-	6,327	-	13,402
Net Exchange Updates	10,774	-	14,035	2,158	-	21,372	23	-
Derivatives	-	-	-	248,147	-	-	-	-
Others Financial Revenues	36,075	39,748	73,433	4,684	370	33,417	740	6,813
Debt Charges - financing and loans	- 773,564	- 215,956	363,597	457,969	-	59,557	342,242	189,691
Debt Charges - accounts payable	-	-	11,548	-	-	-	-	-
Charges – shareholders remuneration	-	-	7,216	-	-	-	6,838	-
Passive monetary variation	- 101,020	- 6,179	28,179	134,929	-	5,040	-	15,501
Passive exchange variation	- 2,666	-	32,045	12,280	-	38,474	-	-
Losses on derivatives	-	-	-	16,040	-	-	-	-
Others Financial Expenses	81,014	- 66,441	22,549	103,599	333	75,900	35,534	20,182

FINANCIAL RESULT	(642,187)	(189,471)	(340,348)	(100,696)	4,573	(113,120)	(380,572)	(202,587)

EQUITY PARTICIPATION RESULT	(35,050)	82,749	50,960	100,986	8,167	-	-	-

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME
TAX, EMPLOYEES AND MANAGEMENT	2,115,103	1,491,830	681,568	1,405,489	8,501	203,188	(593,952)	(95,907)
PARTICIPATION AND MINORITY PARTICIPATION

Income Tax and Social Contribution and Fiscal Incentives Revenue	- 673,425	- 227,793	211,400	2,573 -	66 -	63,305	-	49,342

RESULT BEFORE EQUITY PARTICIPATIONS	1,441,678	1,264,037	470,168	1,402,916	8,435	139,883	(593,952)	(145,249)

Minority Participation	15,391	-	2,852	-	-	-	-	-
NET PROFIT OF THE PERIOD	1,426,287	1,264,037	467,316	1,402,916	8,435	139,883	(593,952)	(145,249)

STATEMENT OF INCOME 09/30/2017	ED Rondônia			ED Piauí		ED Alagoas		ED Acre		ED Roraima		Amazonas D
Operational Revenue		884,813		1,166,738		1,181,229		386,802		264,161		2,021,843

Supply (sell) of electric energy - Generation		-		-		-		-		-		-
Supply of electric energy - Generation		-		-		-		-		-		-
Short Term electric Energy - Generation		-		-		-		-		-		-

Electric Energy Supply - Distribution		1,122,627		786,679		1,320,155		451,360		309,385		2,118,837
Short Term Electric Energy - Distribution		85,316		13,468		-		105,293		-		312,717
Construction Revenue - Distribution		126,341		101,404		80,725		15,089		11,789		147,436
Regulatory Asset and Liability (Installment A – CVA)	-	9,414		217,726		258,999		3,739		28,163	-	12,322

Other Operational Revenues		30,975		621,284		69,234		12,426		23,305		42,447

Deductions to Operational Revenues	-	471,032	-	573,823	-	547,884	-	201,105	-	108,481	-	587,272

Operational Expenses	-	1,215,168	-	1,232,586	-	1,172,522	-	415,421	-	304,386		(2,129,997)

Personnel, Supplies and Services	-	208,169	-	279,459	-	218,055	-	81,850	-	84,293	-	491,852
Energy Purchased for Resale	-	848,385	-	736,731	-	711,216	-	395,765	-	179,531	-	1,487,046
Charges upon use of eletricity network	-	13,812	-	50,906	-	44,695	-	5,996		-	-	72,445
Construction	-	126,341	-	101,404	-	80,725	-	15,089	-	11,789	-	147,436
Electric Energy production cost		-		-		-		150,582		12,151		283,390
Donations and Contributions	-	292		-	-	113		-		-		-
Depreciation and Amortization	-	31,177	-	35,336	-	33,825	-	19,268	-	7,520	-	122,503
Operating Provisions		39,416		29,576	-	65,903	-	10,410	-	30,556		797
Others	-	26,408	-	58,326	-	17,990	-	37,625	-	2,848	-	92,902

OPERATING RESULT BEFORE FINANCIAL RESULT		(330,355)		(65,848)		8,707		(28,619)		(40,225)		(108,154)

FINANCIAL REVENUES (EXPENSES)

Financial Investment Revenues		1,816		664		4,327		948		884		1,493
Interest, Commission and Rates revenue (loans and financing)		-		-		-		-		-		-
Moratorium Increase on electric energy		28,091		66,451		41,197		12,486	-	50,004		51,365
Net Monetary Updates		314,498		9,156		7,573		14,082		24,766		268,873
Net Exchange Updates		-		-		-		-		-		930
Net Regulatory Asset (Installment A – CVA)		2,845		27,041		4,285		-		1,125	-	18,050
Others Financial Revenues	-	3,935		1,231	-	1,275		1,300	-	1,777		26,689
Debt Charges - financing and loans	-	113,078	-	187,828	-	168,635	-	30,321	-	16,045	-	262,477
Debt Charges - accounts payable		-		-		-		-		-	-	1,334,354
Charges – leasing		-		-		-		-		-	-	240,944
Passive monetary variation	-	506,508	-	142,822	-	19,880	-	43,661	-	17,073		-
Passive exchange variation		-		-		36		-		-		-
Net Regulatory Liability (Installment A – CVA)	-	3,703		-	-	9,827		-	-	500	-	1,706
Other Financial Expenses	-	60,215	-	28,342	-	35,698	-	56,626		1,704	-	165,885

FINANCIAL RESULT		(340,189)		(254,449)		(177,897)		(101,792)		(56,920)		(1,674,066)

EQUITY PARTICIPATIONS RESULT		-		-		-		-		-		-

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX,
EMPLOYEES AND MANAGEMENT PARTICIPATION AND		(670,544)		(320,297)		(169,190)		(130,411)		(97,145)		(1,782,220)
MINORITY PARTICIPATION

Income Tax and Social Contribution and Fiscal Incentives Reve		88,051		297,472		59,657		33,848		-		-

RESULT BEFORE EQUITY PARTICIPATIONS		(582,493)		(22,825)		(109,533)		(96,563)		(97,145)		(1,782,220)

Minority Participation		-		-		-		-		-		-
NET PROFIT OF THE PERIOD		(582,493)		(22,825)		(109,533)		(96,563)		(97,145)		(1,782,220)

STATEMENT OF INCOME 09/30/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT
Operational Revenues	17,392,559	11,555,027	2,724,384	6,978,652	388	1,909,364	475,235	247,287

Electric Energy Supply (sell) - Generation	2,607,581	118,212	524,747	2,191,037	-	2,177,265	528,094	411,677
Electric Energy Supply - Generation	-	619,132	17,366	823,992	-	-	-	-
Short Term Electric Energy - Generation	181,519	43,046	5,080	281,010	-	-	-	-
Renewed Plants Operation and Maintenance	618,053	971,450	-	11,698	-	-	-	-
Revenue - Generation
Construction Plants Revenue - Generation	72,968	20,546	-	-	-	-	-	-
Financial – Return on Investment - Generation	-	-	-	-	-	-	-	-
Renewed Lines Operation and Maintenance	851,855	697,578	461,698	333,768	-	-	-	-
Revenue - Transmission
Operation and Maintenance Revenue -	26,159	51,246	84,894	9,024	-	-	-	-
Transmission
Construction Revenue - Transmission	179,924	480,868	91,989	182,760	-	-	-	-
Financial – Return on Investment -	13,515,540	9,042,967	1,662,559	3,667,535	-	-	-	-
Transmission
Others Operational Revenues	32,620	37,200	25,971	250,959	388	-	2,919	-

Deductions to Operational Revenues	- 693,660	527,218	149,920	773,131	-	267,901	55,778	164,390

Operational Expenses	- 3,096,571	2,663,658	891,143	2,530,137	5,103	5,483,050	(554,781)	(466,866)

Personnel, Supplies and Services	- 1,390,632	913,744	392,363	1,151,082	2,821	633,427	203,301	127,423
Energy Purchased for Resale	- 416,118	270,816	189,106	135,524	-	-	174,296	-
Charges upon use of eletricity network	- 365,355	495,351	18,233	386,161	-	69,074	32,410	7,252
Construction	- 252,892	501,414	91,989	182,760	-	-	-	-
Electric Energy production cost	- 319,219	7,803	-	3,717	-	275,782	34,554	217,876
Donations and Contributions	- 20,282	14,697	-	13,359	-	-	-	-
Depreciation and Amortization	- 198,566	75,841	131,261	337,497	21	297,014	54,616	47,474
Operating Provisions	53,186	249,347	40,529	162,991	1,186	3,983,136	9,378	67,448
Others	- 186,693	134,645	27,662	157,046	1,075	224,617	46,226	435,145

OPERATING RESULT BEFORE FINANCIAL RESULT	14,295,988	8,891,369	1,833,241	4,448,515	(4,715)	(3,573,686)	(79,546)	(219,579)

FINANCIAL REVENUES (EXPENSES)

Revenue from financial investments	77,633	48,592	31,195	83,094	6,858	1,919	4,242	14,799
Interest, Commission and Rates revenue (loans	48,516	-	-	-	-	-	-	-
and financing)
Moratorium Increase on electric energy	11,921	68,294	-	93,332	-	-	-	-
Net Monetary Updates	116,633	42,655	56,385	340,729	-	4,005	2,621	12,386
Net Exchange Updates	- 5,361	-	53,507	-	-	34,919	166	-
Derivatives	-	-	-	106,669	-	-	-	-
Others Financial Revenues	70,234	47,735	81,542	27,565	-	7,059	701	7,126
Debt Charges - financing and loans	- 785,214	123,434	367,040	482,671	-	72,192	304,951	178,646
Debt Charges - accounts payable	-	-	4,283	-	-	-	-	-
Charges – shareholders remuneration	-	-	4,033	-	-	-	7,819	-
Passive monetary variation	- 235,576	10,392	66,855	245,379	-	55,473	57	40,196
Passive exchange variation	85,952	-	17,844	82,828	-	91,808	-	-
Losses on derivatives	-	-	-	-	-	-	-	-
Others Financial Expenses	- 112,949	41,776	72,553	33,473	611	135,252	11,719	21,850

FINANCIAL RESULT	(728,211)	31,674	(309,979)	(27,306)	6,247	(306,823)	(316,816)	(206,381)

EQUITY PARTICIPATION RESULT	78,741	78,505	(112,635)	190,983	32,851	-	-	-

RESULT BEFORE SOCIAL CONTRIBUTION,
INCOME TAX, EMPLOYEES AND MANAGEMENT	13,646,518	9,001,548	1,410,627	4,612,192	34,383	(3,880,509)	(396,362)	(425,960)
PARTICIPATION AND MINORITY
PARTICIPATION

Income Tax and Social Contribution and Fiscal	- 4,593,258	3,073,280	521,460	1,151,448	629	103,100	-	14,230
Incentives Revenue

RESULT BEFORE EQUITY PARTICIPATIONS	9,053,260	5,928,268	889,167	3,460,744	33,754	(3,983,609)	(396,362)	(440,190)

Minority Participation	264	-	2,567	-	-	-	-	-
NET PROFIT OF THE PERIOD	9,052,996	5,928,268	886,600	3,460,744	33,754	(3,983,609)	(396,362)	(440,190)

STATEMENT OF INCOME 09/30/2016	ED Rondônia	ED Piauí	ED Alagoas	ED Acre	ED Roraima	Amazonas D
Operational Revenue	1,224,949	909,748	902,727	336,942	209,806	2,066,241

Supply (sell) of electric energy	-	-	-	-	25,110	-
Supply of electric energy - Generation	-	-	-	-	-	346,466
Short Term electric Energy	-	-	-	-	-	241,304
Plants Construction Revenue	-	-	-	-	-	9,115

Electric Energy Supply - Distribution	1,254,611	1,266,621	1,385,631	421,202	220,589	1,843,418
Short Term Electric Energy - Distribution	39,840	-	-	-	-	-
Construction Revenue - Distribution	140,940	97,275	108,079	49,414	15,073	183,557
Regulatory Asset and Liability (Installment A – CVA)	286,608	30,156	149,145	21,691	55	139,165

Other Operational Revenues	65,871	123,564	85,647	21,852	7,488	224,339

Deductions to Operational Revenues	562,921	547,556	527,485	177,217	58,399	642,793

Operational Expenses	1,252,730 -	1,232,568	1,094,416	388,675	381,882	(3,058,238)

Personnel, Supplies and Services	193,998	230,915	177,705	69,048	71,482	431,041
Electric Energy puchased for resale	782,996	654,326	625,156	187,223	138,604	1,448,702
Charges on Eletric Energy Grid Usage	13,292	72,463	59,581	3,448	-	58,218
Construction	140,940	97,275	108,079	49,414	15,073	192,672
Fuel used for electric energy production	-	-	-	17,523	94,039	19,437
Remuneration and Reimbursement (Royalties)	242	-	131	-	-	-
Depreciation and Amortization	27,630	28,819	27,455	12,579	8,242	77,292
Operating Provisions	32,102	29,487	82,136	5,474	52,096	795,916
Others	61,530	178,257	14,173	43,966	2,346	34,960

OPERATING RESULT BEFORE FINANCIAL RESULT	(27,781)	(322,820)	(191,689)	(51,733)	(172,076)	(991,997)

FINANCIAL REVENUES (EXPENSES)

Financial Investment Revenues	6,919	15	3,272	452	253	3,046
Interest, Commission and Rates revenue (loans and financing)	-	-	-	-	-	-
Moratorium Increase on electric energy	33,291	56,719	29,780	15,007	48,944	66,264
Net Monetary Updates	10,612	14,042	15,475	16,851	26,259	841,570
Net Exchange Updates	-	-	-	-	-	-
Net Regulatory Asset (Installment A – CVA)	10,727	1,603	18,528	-	151	3,810
Others Financial Revenues	319,909	8,705	873	1,836	15,889	15,894
Debt Charges - financing and loans	81,407	142,563	136,133	24,823	6,613	161,011
Debt Charges - accounts payable	-	-	-	-	-	1,434,611
Charges – leasing	-	-	-	-	-	228,347
Passive monetary variation	32,621	67,115	19,961	68,646	42,605	4,200
Passive exchange variation	-	-	388	-	-	-
Net Regulatory Liability (Installment A – CVA)	10,944	-	9,343	-	-	4,469
Other Financial Expenses	450,111	23,006	16,209	10,286	-	217,392

FINANCIAL RESULT	193,625	154,806	115,076	69,609	55,611	1,127,066

EQUITY PARTICIPATIONS RESULT	-	-	-	-	-	193,544

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES	(221,406)	(477,626)	(306,765)	(121,342)	(227,687)	(2,312,607)
AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION

Income Tax and Social Contribution and Fiscal Incentives Revenue	-	-	-	-	-	-

RESULT BEFORE EQUITY PARTICIPATIONS	(221,406)	(477,626)	(306,765)	(121,342)	(227,687)	(2,312,607)

Minority Participation	-	-	-	-	-	-
NET PROFIT OF THE PERIOD	(221,406)	(477,626)	(306,765)	(121,342)	(227,687)	(2,312,607)

CASH FLOW 09/30/2017	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	2,115,103	1,491,830	681,568	1,405,489	203,188	593,952	8,501 -	95,907

Depreciation and Amortization	201,296	72,896	134,713	334,549	296,584	48,981	19	45,363
Net monetary variation	52,415	-	34,635	84,138	1,287	-	-	1,829
Net exchange variation	- 10,009	5,188	18,010	10,122	17,102	23	-	-
Financial Charges	615,460	215,956	308,972	457,969	59,557	334,177	-	189,691
Equity Result	35,050	82,749	50,960	100,986	-	-	8,167	-
Provision for uncovered liability	-	-	-	-	-	-	-	-
Provision for doubtful credit liquidation	- 2,835	23,304	2,079	164,729	5,362	-	-	-
Provisions for contingencies	- 25,715	342,516	7,505	-	69,711	80,382	-	2,336
Provision for staff realignment	-	-	-	-	-	-	-	-
Provision for loss on Investments	- 25,954	-	-	-	-	-	-	-
Provision for reduction on recoverable amount of Investment	413,637	778,465	364,506	298,857	705,674	-	-	58,103
Provision for onerous contracts	- 442,587	95,320	-	89,823	524,260	-	-	-
Provision for loss on Financial Asset	-	-	-	-	-	-	-	-
Global reversal reserve charges	-	-	-	-	-	-	-	-
Adjustment to Present Value / Market Value	-	-	1,223	-	62,856	-	-	-
Minority Participation in Result	- 15,391	-	-	-	-	-	-	-
Charges on Shareholders funds	-	-	7,216	-	-	6,838	-	-
Financial Asset Revenue	- 2,129,594	- 1,109,934	374,817	822,292	-	-	-	8,444
Derivatives	-	-	-	264,187	-	-	-	-
Others	115,948	421,172	461,377	440,411	425,143	5	-	10,161
(Increase) decrease on operating asset/liability	1,061,639 -	541,467	148,204	572,124	763,637	100,661	10,073	191,480

Cash from Operating Activities	1,958,463	45,449	92,465	1,704,866	555,993	22,931	10,426	278,406

Payment of financial charges	- 1,121,496	192,879	420,494	291,121	183,875	184	-	93,601
Payment of charges of global reversal reserve	-	-	-	-	-	-	-	-
Financial charges receivable	66	-	68	-	-	-	-	-
Remuneration from equity investments received	272,112	40,198	9,238	39,593	-	-	1,974	-
Annual allowed Revenue Receiving (Financial Asset)	215,647	-	741,853	580,434	-	-	-	-
Financial Asset Indemnities Receiving	680,000	474,184	121,290	241,093	-	-	-	-
Payment of income tax and social contribution	- 442,694	985	189,059	436,767	56,214	-	66	-
Complementary pension fund payment	- 50,166	172,933	5,136	-	-	-	-	-
Payment of lawsuit contingencies	-	51,666	-	17,503	-	-	-	-
Lawsuit Deposits	- 12,227	456,129	19,046	-	9,595	9,365	-	71,509

Net Cash from Operating Activities	1,499,705	506,599	331,179	1,820,595	306,309	32,480	12,335	113,296

Financing Activities
Loans and financing obtained	276,000	532,205	690,000	500,321	518,000	8,576	-	152,756
Loans and financing payable - principal	- 901,906	564,623	884,616	539,765	97,474	4,871	-	-
Payment to Shareholders	- 320,604	-	1,058	-	-	-	8,465	-
Payment of refinancing of taxes and contributions - Principal	- 88,091	-	7,764	-	-	-	-	-
Global Reversion Reserve Replacement	-	-	-	-	-	-	-	-
Advance for Future Capital Increase (AFAC)	-	141,752	1	-	-	38,900	-	-
Others	- 11	162,212	-	-	-	-	-	-
Net Cash from Financing Activities	- 1,034,612	271,546	203,439	39,444	420,526	42,605	8,465	152,756

Investment Activities

Financing and Loans Concessions	-	-	-	-	-	-	-	-
Receiving of Loans and Financing Ceded	488	-	-	-	-	-	-	-
Acquisition of property, unit and equipment	- 49,239	221,426	10,627	29,186	400,983	14,120	-	84,168
Acquisition of intangible assets	- 8,853	3,902	2,497	50	2,740	310	9	-
Acquisition of concession assets	- 159,048	166,816	53,471	56,632	-	-	-	194,305
Concession for advance of future capital increase	- 5,159	-	22,890	-	-	-	-	-
Acquisition/Contribution of capital in equity participation	- 579,464	305,609	31,595	496,833	-	-	-	-
Concession for Future Capital Increase	-	-	-	-	-	-	-	-
Others	346,679	21,293	21	1,201,949	326,853	-	-	-
Net Cash from investments activities	- 454,596 -	719,046 -	121,059	1,784,650	730,576	14,430	9	278,473

Increase (decrease) in cash and cash equivalents	10,497	59,099	6,681	3,499	3,741	4,305	3,861	12,421
Cash and cash equivalent – beginning of period	35,220	140,399	36,843	8,992	15,323	56,007	499	23,622
Cash and cash equivalent – end of period	45,717	199,498	43,524	5,493	11,582	51,702	4,360	11,201
	10,497	59,099	6,681	3,499	3,741	4,305	3,861	12,421

CASH FLOW 09/30/2017	ED Alagoas	ED Rondônia	ED Piauí	ED Roraima	ED Acre	Amazonas Energia
Operating Activities
Profit (loss) before income tax and social contribution	169,190	670,544	320,297	97,145	130,411	1,782,220

Depreciation and amortization	33,825	31,177	35,336	7,520	19,268	122,503
Net monetary variation	12,307	192,010	1,859	7,693	29,579	268,873
Net exchange variation	36	-	-	-	-	930
Financing charges	168,635	113,078	184,523	16,045	30,321	1,837,775
Equity Method Result	-	-	-	-	-	-
Provision for uncovered liability	-	-	-	-	-	145,249
Provision for doubtful credit liquidation	2,159	2,272	351	22,812	2,191	205,257
Provisions for contingencies	30,170	88,346	87,975	7,744	1,584	33,093
Provision for staff realignment	-	-	-	-	-	-
Provision for loss with Investments	-	-	-	-	-	-
Provision for reduction on recoverable amount of Investment	22,507	26,434	68,163	-	-	50,334
Provision for onerous contracts	-	143,493	49,037	-	-	623,834
Provision for loss with Financial Asset	-	-	-	-	-	-
Global reversal reserve charges	-	-	-	-	-	-
Adjustment to Present Value / Market Value	73	-	-	-	-	-
Minority Participation in Result	-	-	-	-	-	-
Charges on Shareholders funds	-	-	-	-	-	-
Financial Asset Revenue	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Others	730,562	30,850	-	6,000	35,150	358,071
(Increase) decrease on operating asset/liability	889,208	304,950	84,328	106,515	31,262	208,367

Cash from Operating Activities	103,210	82,332	212,483	163,232	51,130	232,610

Payment of financial charges	-	9,727	28,476	1,315	2,933	29,666
Payment of charges of global reversal reserve	-	-	-	-	-	-
Financial charges receivable	-	-	-	-	-	-
Remuneration from equity investments received	-	-	-	-	-	-
Annual allowed Revenue Receiving (Financial Asset)	-	-	-	-	-	-
Financial Asset Indemnities Receiving	-	-	-	-	-	-
Payment of income tax and social contribution	-	-	-	-	-	-
Complementary pension fund payment	-	-	-	-	-	-
Payment of lawsuit contingencies	-	-	40,445	-	-	-
Lawsuit Deposits	21,757	11,067	11,043	9,891	-	53,614

Net Cash from Operating Activities	124,967	103,126	292,447	174,438	54,063	315,890

Financing Activities
Loans and financing obtained	280,263	222,790	387,727	162,223	84,862	565,619
Loans and financing payable - principal	21,473	14,838	23,571	1,478	5,466	57,623
Payment to Shareholders	-	-	-	-	-	-
Global Reversal Reserve Replacement	-	-	-	-	-	-
Receiving of advance for future capital increase (AFAC)	-	-	13,576	-	-	2,763
Payment of refinancing of taxes and contributions – Principal	6,998	-	-	-	-	-
Others	-	-	-	-	-	3,868
Net Cash from Financing Activities	251,792	207,952	377,732	160,745	79,396	509,101

Investment Activities

Financing and Loans Concessions	-	-	-	-	-	-
Receiving of Loans and Financing Ceded	-	-	-	-	-	-
Acquisition of property, unit and equipment	877	1,107	1,434	2,681 -	517 -	7,679
Acquisition of intangible assets	4,033	1,502	3,344	287	7,925	51,717
Acquisition of concession assets	67,592	109,415	69,662	10,682	14,955	150,834
Concession for advance of future capital increase	-	-	-	-	-	-
Acquisition/Contribution of capital in equity participation	-	-	-	-	-	-
Others	2,723	-	-	-	1,671	-
Net Cash from investments activities	69,779	112,024 -	74,440 -	13,650 -	25,068	210,230

Increase (decrease) in cash and cash equivalents	57,046	7,198	10,845	27,343	265	17,019
Cash and cash equivalent – beginning of period	21,804	18,706	5,200	35,598	16,006	71,343
Cash and cash equivalent – end of period	78,850	11,508	16,045	8,255	16,271	54,324
	57,046	7,198	10,845	27,343	265	17,019

CASH FLOW 09/30/2016	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT
Operating Activities
Profit (loss) before income tax and social contribution	13,646,518	9,001,548	1,410,627	4,612,192	3,880,509	396,362	34,383	425,960

Depreciation and amortization	198,566	75,841	131,261	337,497	297,014	58,408	21	47,474
Monetary net variation	142,546	- 32,263	16,240	343,460	53,741	2,564	-	25,772
Exchange net variation	- 85,578	-	- 35,663	162,551	56,889	166	-	-
Financing charges	832,739	123,434	297,555	482,671	72,192	304,951	-	178,646
Equity Method Result	- 78,741	- 78,505	112,635	190,983	-	-	32,851	-
Provision for uncovered liability	-	-	-	-	-	-	-	-
Provision for doubtful credit liquidation	15,069	80,832	233	36,609	1,187	-	-	-
Provisions for contingencies	114,692	171,983	19,705	23,132	11,729	9,378	-	282
Provision for staff realignment	-	-	-	-	-	-	-	-
Provision for investment loss	-	-	-	-	-	-	1,186	-
Provision for reduction on recoverable amount of Investment	20,632	39,190	20,076	-	2,572,760	-	-	-
Provision for onerous contracts	- 202,011	- 42,658	-	-	1,377,675	-	-	-
Provision for loss with Financial Asset	-	-	-	-	-	-	-	-
Global reversal reserve charges	-	-	-	-	-	-	-	-
Adjustment to Present Value / Market Amount	-	-	- 468	-	62,526	-	-	-
Minority Participation in Result	264	-	-	-	-	-	-	-
Charges on Shareholders funds	-	-	4,033	-	-	7,819	-	-
Financial Asset Revenue	- 13,515,540	- 9,042,967	- 1,662,559	3,667,535	-	-	-	-
Derivatives	-	-	-	106,669	-	-	-	-
Others	- 125,766	49,760	- 535,470	25,451	514,090	8	-	67,166
(Increase) decrease on operating asset/liability	81,942	52,173	112,503	648,861	692,161	83,135	910	257,442

Cash from Operating Activities	1,045,332	398,368	- 109,292	676,331	447,133	101,663	3,649	150,822

Payment of financial charges	- 784,826	- 115,251	- 191,285	250,709	151,545	12,374	-	66,282
Payment of charges of global reversal reserve	-	-	-	-	-	-	-	-
Financial charges receivable	277	-	184	-	-	-	-	-
Remuneration from equity investments received	127,962	59,559	2,896	33,933	-	-	3,477	-
Annual allowed Revenue Receiving (Financial Asset)	199,948	- 373,700	713,724	343,002	-	-	-	-
Financial Asset Indemnities Receiving	-	-	-	-	-	-	-	-
Payment of income tax and social contribution	- 203,105	- 14,869 - 824		86,445	79,978	-	629	-
Complementary pension fund payment	- 8,761	- 80,904	-	-	-	-	-	-
Payment of lawsuit contingencies	-	- 89,335	-	92,270	-	-	-	-
Lawsuit Deposits	- 162,673	- 67,710	- 34,891	35,117	1,220	636	-	14,238

Net Cash from Operating Activities	214,154	- 283,842	380,512	658,959	214,390	114,673	6,497	70,302

Financing Activities
Loans and financing obtained	962,254	436,134	748,372	510,406	611,000	-	-	76,352
Loans and financing payment - principal	- 516,558	- 309,845	- 874,793	572,193	108,633	23,067	-	-
Payment to Shareholders	-	-	- 2,500	-	-	-	5,361	-
Payment of Refinancing of taxes and contribution - principal	- 77,408	-	- 13,975	-	-	-	-	-
Global Reversal Reserve Replacement	-	-	-	-	-	-	-	-
Advance for Future Capital Increase (AFAC)	-	- 156,124	6	-	-	241,824	-	-
	-	-	- 4,923	-	-	-	127	-
Net Cash from Financing Activities	368,288	- 29,835	- 147,813	61,787	502,367	218,757	5,234	76,352

Investment Activities

Financing and Loans Concessions	-	-	-	-	-	-	-	-
Receiving of Loans and Financing Ceded	1,493	-	-	-	-	-	-	-
Acquisition of fixed assets	- 56,053	- 193,481	- 71,458	37,643	798,429	5,918	-	136,127
Acquisition of intangible assets	- 7,855	- 3,746	- 3,683	1,108	7,400	1,096	-	-
Acquisition of concession assets	- 252,064	-	- 88,339	207,832	-	-	-	-
Concession for advance of future capital increase	- 39,052	-	- 232,944	80,614	-	-	-	-
Acquisition/Contribution of capital in equity participation	- 1,007,236	- 233,028	- 86,780	964,168	-	-	5,793	-
Concession for advance of future capital increase	-	-	-	-	-	-	-	-
Others	771,505	476,973	240,738	639,663	84,231	-	-	-
Net Cash from Investments activities	- 589,262	46,718	- 242,466	651,702	721,598	7,014	5,793	136,127

Increase (decrease) in cash and cash equivalents	- 6,820	- 266,959	- 9,767 -	54,530	4,841	97,070 -	4,530	10,527
Cash and cash equivalent – beginning of period	12,099	373,867	33,490	70,633	6,884	5,190	5,388	38,170
Cash and cash equivalent – end of period	5,279	106,908	23,723	16,103	2,043	102,260	858	48,697
	- 6,820	- 266,959	- 9,767 -	54,530	4,841	97,070 -	4,530	10,527

CASH FLOW 09/30/2016	ED Alagoas	ED Rondônia	ED Piauí	ED Acre	ED Roraima	Amazonas Energia
Operating Activities
Profit (loss) before income tax and social contribution	306,765	221,406	477,626	227,687 -	121,342	2,312,607

Depreciation and amortization	27,455	27,630	28,819	8,242	12,579	77,292
Net monetary variation	4,486	22,009	2,525	16,346	7,305	837,370
Net exchange variation	388	-	-	-	-	-
Financing charges	136,133	81,407	139,770	6,613	24,639	1,823,969
Equity Result	-	-	-	-	-	193,544
Provision for uncovered liability	-	-	-	-	-	247,523
Provision for doubtful credit liquidation	23,610	19,834	96,558	51,951	5,523	181,555
Provisions for contingencies	12,818	12,268	67,071	145 -	49	314,453
Provision for staff realignment	-	-	-	-	-	-
Provision for loss with Investment	-	-	-	-	-	-
Provision for reduction on recoverable amount of assets	-	-	-	-	-	-
Provision for onerous contracts	-	-	-	-	-	-
Provision for loss with Financial Asset	-	-	-	-	-	-
Global reversal reserve charges	-	-	-	-	-	-
Adjustment to Present Value / Market Amount	149	-	-	-	-	-
Minority Participation in Result	-	-	-	-	-	-
Financial charges on Shareholders funds	-	-	-	-	-	-
Financial Asset Revenue	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-
Others	668,053	5,309	-	999	23	152,819
(Increase) decrease on operating asset/liability	504,121	266,553	343,532	165,610	110,258	501,443

Cash from Operating Activities	13,912	202,986	7,533	22,219	38,936	342,621

Payment of financial charges	1,915	19,143 -	560	3,058	3,228	23,676
Payment of charges of global reversal reserve	-	-	-	-	-	-
Financial charges receivable	-	-	-	-	-	-
Remuneration from equity investments received	-	-	-	-	-	-
Annual allowed Revenue Receiving (Financial Asset)	-	-	-	-	-	-
Financial Asset Indemnities Receiving	-	-	-	-	-	-
Payment of income tax and social contribution	-	-	-	-	-	-
Complementary pension fund payment	-	-	-	-	-	-
Payment of contingent liabilities	-	-	14,751	-	-	-
Lawsuit Deposits	-	37,743	-	-	-	86,033

Net Cash from Operating Activities	11,997	146,100	7,778	19,161	35,708	232,912

Financing Activities
Loans and financing obtained	4,596	20,465	25,691	7,128	9,701	-
Loans and financing payment - principal	37,295	28,895 -	438	3,554	5,815	30,441
Payment to Shareholders	-	-	-	-	-	-
Global Reversal Reserve Reposition	-	-	-	-	-	-
Receiving of advance for future capital increase (AFAC)	136,219	-	77,664	-	-	15,107
Payment of refinancing of taxes and contributions – Principal	8,837	-	-	-	-	-
Others	-	-	-	-	-	-
Net Cash from Financing Activities	94,683	8,430	102,917	3,574	3,886	15,334

Investment Activities

Financing and Loans Concessions	-	-	-	-	-	-
Receiving of Loans and Financing Ceded	-	-	-	-	-	-
Acquisition of fixed assets	463	3,791	2,189	-	316	25,965
Acquisition of intangible assets	5,404	5,144	2,878	1,916	1,712	12,986
Acquisition of concession assets	92,327	136,083	91,595	19,740 -	59,480	197,936
Concession for advance of future capital increase	-	-	-	-	64,871	-
Acquisition/Contribution of capital in equity participation	-	-	-	-	-	-
Others	2,711	-	-	-	-	-
Net Cash from investments activities	95,483	145,018	96,662	21,656	3,363	236,887

Increase (decrease) in cash and cash equivalents	11,197	7,348	1,523	1,079	42,957	19,309
Cash and cash equivalent – beginning of period	22,801	25,400	9,209	3,686	18,501	68,251
Cash and cash equivalent – end of period	33,998	18,052	7,686	4,765	61,458	48,942
	11,197	7,348	1,523	1,079	42,957	19,309

DFR - Investor Relations Superintendence
Market letter - Annex II - 3Q17
Financial Information of the Subsidiaries

CHESF
Result Analysis

The Company had in 3Q17 a result 368% higher than the one recorded in 3Q16, going from a profit of R$ 191 million in 3Q16 to a profit of R$ 893.7 million in 3Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had a decrease of 3% in 3Q17, compared to the 3Q16, going from R$ 1.227 million in 3Q16 to R$ 1.185 million in 3Q17. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	52,759	35,521	48.5

The variation was mainly due to: (i) arising from the movement in the auction contracts carried out in the Free Contracting Environment (ACL), due to the seasonality of the purchase of energy in 2017 and the annual adjustment.

Supply	238,528	227,224	5.0	The variation was mainly due to (i) the readjustments of contracts extended with industrial consumers in the Northeast, under the terms of Law 13,182.
Short Term Market (CCEE)	29,134	12,438	134.2	The variation was mainly due to: (i) a result of CCEE liquidations, impacted by market variations (PLD, GSF, Portfolio of contracts, etc.).
O&M Income - Upgraded Power Plants Law 12.783/2013	311,530	354,266	-12.1

The variation was mainly due to: (i) RAG's annual adjustment (2017 x 2016), according to ANEEL Resolution 2.2653 / 2017; (ii) investments in renewable generation facilities, fully offset by: (iii) change in the CFURH tariff in 2017, which comprises the revenue from quotas of the refurbished plants, and (iii) frustration of the forecast of financial income caused by the difference between the rate of the remuneration used in the forecast and the rate actually realized.

Generation Construction Income	2,574	1,668	54.3

No effect on results due to equivalent value in construction expenses, however, the variation is due to the investments made in plants that had their concession renewed under the terms of Law 12,783/2012.

Return on investment	12,416	0	100.0

The variation was mainly due to: (i) the beginning of the recognition of the financial assets update related to new investments made in the renewed generation concessions, pursuant to Law 12,783 / 2013, only at the end of 2016, therefore, there was no comparative value in 3Q16.

Transmission
LT Incomes Renewed by Law 12.783/2013	280,580	240,664	16.6

The variation was mainly due to: (i) the updating of the RAP - Allowed Annual Revenue of the concessions related to the Transmission Lines extended pursuant to Law 12,783 / 2012, and (ii) to investments related to line reinforcements in the transmission system.

Not renewed O&M LT	21,185	14,390	47.2

The variation was mainly due to: (i) the annual adjustment of RAP - Annual Allowed Revenue and (ii) investments related to the reinforcement of lines in the transmission system, and (iii) system outages occurring in the period and anticipation, especially in LTs: JARDIM / PENEDO and ARAPIRACA III and TAUÁ-MILAGRES.

Transmission Construction Income	128,474	119,939	7.1	No effect on result due to equivalent amount in construction expense.
Revenue from return of investment in transmission	326,513	401,649	-18.7

The variation was mainly due to: (i) recording of the remuneration related to the aforementioned financial asset, mainly those arising from RBSE, of approximately R$ 319.3 million, and the decrease is due to the beginning of the amortization of the asset with the payments, therefore, the base of incidence of remuneration decreases.

Other Incomes	12,514	13,588	-7.9	The variation was mainly due to: (i) decrease of revenue from maintenance service provision.
Deductions to the Operating Revenue	-231,276	-194,485	18.9

The variation is mainly due to the following reasons: (i) PIS / COFINS recording, mainly due to the RAP increase, between the dates compared; (ii) ICMS registration, due to the increase in the supply revenue, between the dates compared

ROL	1,184,931	1,226,862	-3.4

Operating Costs and Expenses
The Operating expenses and costs decreased, in 3Q17, by 70% compared to the 3Q16, from R$ 948.6 million in 3Q16 to R$ 282.3 million in 3Q17, presenting the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	3Q17	3Q16	Variation (%)
Personnel	-262,335	-269,364	-2.6

The variation is mainly due to the following factors: (i) adjustment resulting from ACT 2016-2018 with a 9.2% percent effect from 4Q16, for the period 2016-2017 and a 4% increase for the period from 2017-2018 as of May 2017, In the period, there was a registration of R $ 12.7 million referring to the additional provision of the PAE. (ii) the increase in expenses with benefits, in the amount of R $ 2.9 million, of which R$ 2.5 million related to the Employer Assistance Plan (PAP), partially offset by (ii) a reduction of R$ 1.1 million referring to dangerousness, according to guidelines of PDNG 2017-2021.

Material	-4,608	-6,029	-23.6	The variation was mainly due to: (i) decrease in the expenditure with materials of vehicles/aircrafts, amounting to R$ 0.6 million.
Services	-52,124	-53,966	-3.4

The variation was mainly due to: (i) reduction in the costs/expenditure with maintenance and preservation of equipment, amounting to R$ 0.6 million, and decrease in the expenses with audit/consulting of R$ 0.9 million.

Others	-48,890	-50,563	-3.3
Donations and contributions	-1,653	-9,063	-81.8	The variation was mainly due to: (i) recording of adjustment of the actuarial report - Post-employment benefits.
Other operating expenses	-47,237	-41,500	13.8
TOTAL PMSO	-367,957	-379,922	-3.1

Operating Costs - R$ Thousand	3Q17	3Q16	Variation (%)
Energy Purchased for Resale	-93,825	-76,059	23.4	The variation is mainly due to the following reason: (i) settlements of CCEE. (ii) readjustment of contract prices, as of Jan / 2017; (iii) aggravation of the hydrological situation.
Fuel	0	0	0.0
Charges for the Use of the Electricity Grid	-154,915	-176,917	-12.4	The variation is mainly due to the following factors: (i) variation of the Transmission System Use Amount (MUST).
Construction Expense	-131,048	-121,607	7.8	No effect on the result due to equal value in the construction income.
Depreciation and Amortization	-23,690	-25,182	-5.9	No relevant variation.

Operating Provisions	3Q17	3Q16	Variation (%)
Operating Provisions	501,820	-168,953	-397.0

The variation was mainly due to: (i) recording of reversal of provision for Contract 061 at R$ 961 million in 2017, arising out of the Company’s premises and studies, (ii) R$ 195 million in contingencies related to the GSF.

Financial Result - R$ Thousand	3Q17	3Q16	Variation (%)
Financial Investments Incomes	8,722	12,582	-30.7	The variation was mainly due to: (i) reduction of financial investments for compliance with Company’s obligations.
Debt Charges	-74,720	-52,206	43.1	The variation is mainly due to the following factors: (i) new financing contracted after 3Q16 in the amount of R $ 839.8 million, with Eletrobras and R$ 72.2 million with financial institutions.
Interest paid in arrears for energy sold	11,248	21,811	-48.4

The variation is mainly due to the following factors: (i) recalculation of the Rio Doce Manganês debt adjustment and (ii) adjustment of the term of confession of Santana Textil's debt before the Court of Justice / PE.

Net Exchange Variation	0	0	-	Not applicable
Net Monetary Correction	-13,862	24,029	-157.7	The variation is mainly due to the following factors: (i) the movement of judicial deposits
Other Revenue/Financial Expenses	1,826	-23,103	-107.9

The variation is mainly due to the following reasons: (i) updating of negative balance of Income Tax / CSLL, in the amount of R $ 6.8 million; (iii) Aneel's tax assessment notice of approximately (iii) the updating of amounts to be reimbursed to Eletrobras.

Equity Interests (Equity) - R$ Thousand	3Q17	3Q16	Variation (%)
Equity Interests (Equity)	36,520	45,400	-19.6

The variation was mainly due to: (i) improvement in the result of the generating SPE’s, chiefly the variation in the result ascertained in the SPE’s: ESBR Participações (R$ 71.0 million). In contrast, we had a worsening in the result of IE Garanhuns, amounting to R$ 45.0 million.

Income Tax (IR) and Social Contribution on Net Income (CSLL) - R$ Thousand	3Q17	3Q16	Variation (%)
Income Tax and CSLL
Current IR and CSLL	-106,059	12,811	-927.9

The variation was mainly due to: (i) income increase resulting from the recognition and remuneration of the Existing System Basic Network (RBSE) financial asset pursuant to MME Directive 120, to be paid in a deferred manner according to the receipt.

Deferred IR and CSLL	43,165	-130,125	-133.2
Tax Incentives	84,207	1,515	5,458

The variation was mainly due to: (i) in September 2016, the Company's operations did not result in exploration profit. As a consequence, there is no reason talking about tax incentive over that period.

ELETRONORTE

Result Analysis

The Company had in 3Q17 a result 1% higher than the one recorded in 3Q16, going from a profit of R$ 779 million in 3Q16 to a profit of R$ 787.4 million in 3Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 6% in 3Q17, compared to the 3Q16, going from R$ 1.603 million in 3Q16 to R$ 1.697 million in 3Q17.  The variations of each income account are detailed below:

Gross Revenue	3Q17	3Q16	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	1,110,244	773,901	43.5	The variation was mainly due to: (i) new contracts signed in the period with energy traders in the volume of about 777.1MW average and (ii) spot auctions held in July and August / 2017.
Supply	327,162	295,238	10.8

The variation was mainly due to: (i) strong impact by the proceeds of Albras and South 32, the two larger Company’s contracts. Such contracts have specific conditions, such as the dependence on the foreign exchange rate, price of aluminum in the international market (LME), in addition to providing for reimbursement of sector charges up to the threshold established under contract The average of PLD in 2016 was R$ 62.05 MW, and the average in 2017 was 95.26 MW.

Short Term Market (CCEE)	77,241	57,443	34.5

The change was mainly due to: (i) the termination of the ACR contract, with a volume of around 1,073 average MW, in December 2016 and part of this energy started to be commercializes in the short term; (ii) increase of energy settled in CCEE; and (iii) the average of the Settlement Price of Differences in 2016 was R$ 62.05 MWmed and R$ 95.26 MW measured in 2017.

O&M Income - Upgraded Power Plants Law 12.783/2013	4,024	4,409	-8.7

The variation was mainly due to: (i) RAG's annual adjustment (2017 x 2016), according to Aneel 2,265/17; (ii) investments in renewable generation facilities, fully affected by: (iii) change in the CFURH tariff in 2017, which comprises the revenue from quotas of the refurbished plants, and (iii) frustration of the forecast of financial income caused by the difference between the rate of the remuneration used in the forecast and the rate actually realized.

Generation Construction Income	0	0	0.0	Not applicable.
Transmission
LT incomes not renewed	20,589	7,057	191.8	The variation was mainly due to: (i) the incorpoation of the Linha Verde Transmissão de Eneriga S.A.
O&M LT renewed by Law 12.783/2013	103,379	113,981	-9.3

The change was mainly due to: (i) the portion of the adjustment that the company is returning in this cycle, allied to that, in the calculation we are receiving a value lower than 1/12 due to the anticipation being negative.

Revenue from return of investment in transmission	261,184	475,604	-45.1

The variation was mainly due to: (i) recording of the remuneration related to the aforementioned financial asset, mainly those arising from RBSE, of approximately R$ 204 million, and the decrease is due to the beginning of the amortization of the asset with the payments, therefore, the base of incidence of remuneration decreases.

Transmission Construction Income	18,214	47,019	-61.3	No effect on the result due to equal value in the expenses, although it derives from: (i) smaller investments in 2016; (ii) incorporation of the Linha Verde Transmissão S.A
Other incomes	87,355	86,738	0.7

The variation was mainly due to: (I) increase of the income from the provision of services connected to the use of grid for communication and multimedia; and (ii) provision of services under operation and maintenance.

Deductions to the Operating Revenue	-312,462	-257,959	-61.3	The variation was mainly due to: (i) increase of the charges with PIS, COFINS and PASEP.
ROL	1,696,930	1,603,431	5.8	The variation was due to the reasons explained above.

Operating Costs and Expenses
The Operating costs and expenses had an increase, in 3Q17, of 34% compared to the 3Q16, going from an expense of R$ 835 million to R$ 1.120 million, presenting the variations listed below:

PMSO	3Q17	3Q16	Variation (%)	Analysis
Personnel	-336,784	-318,586	5.7

The variation is mainly due to the following factors: (i) adjustment resulting from ACT 2016-2018, which only affected 3Q17 and 3Q16 (9% percent effect from 4Q16, referring to the period of 2016 -2017, due to collective bargaining, and a 4% increase for the period from 2017-2018 from May 2017).

Material	-9,795	-7,348	33.3	The variation was mainly due to: (i) Increase in the acquisition of spare parts to meet the company's operating needs.
Services	-62,837	-75,042	-16.3	The variation was mainly due to: (i) the termination of the outsourced labor service contract, in Dec/2016, amounting to R$ 52 million per year.
Others	-37,407	-82,395	-54.6	The variation was mainly due to: (i) measures to optimize the use of resources, implemented by the Company Costing Committee since 2016, such as budgetary contingency of non-priority expenses.
Donations and contributions	-399	-4,194	-90.5
Other operating expenses	-37,008	-78,201	-52.7
TOTAL PMSO	-446,823	-483,371	-8	The variation was due to the reasons explained above.

Operating Costs	3Q17	3Q16	Variation (%)	Analysis
Energy Purchased for Resale	-333,728	-51,786	544.4

The variation was mainly due to: (i) the need to honor the energy sales ballast at the ex-post auction in August in the amount of R$ 207 million, in addition there was energy purchase expense in R$ 50 million from the increase in the GSF.

Fuel	0	0	0.0	Not applicable.
(-) CCC Subsidy Recovery	0	0
Charges for the Use of the Electricity Grid	-142,429	-138,855	2.6	The variation was mainly due to: (i) increase in revenue that is directly pegged to the charges for the use of the electricity grid.
Construction Expense	-18,214	-47,019	-61.3	The variation was mainly due to: (i) reduction of construction investments, as well as those resulting from the takeover of Linha Verde Transmissora de Energia Elétrica - LVTE.
Remuneration and Reimbursement Expenses	0	0	0.0	Not applicable
Depreciation and Amortization	-109,327	-111,853	-2.3	The variation was mainly due to: (i) the depreciation and amortization of the Company's property, plant and equipment and intangible assets.

Operating Provisions	3Q17	3Q16	Variation (%)	Analysis
	-64,481	-1,864	-3,359.3

The variation was mainly due to: (i) updating of the Tax Rate for the Pará Rate (TFRH) Tucuruí and Curua-uma. The Pará Tax is being questioned judicially by Eletronorte but to date there has been no court decision.

Financial Income	3Q17	3Q16	Variation (%)	Analysis
Financial Investments Incomes	32,406	20,954	54.7	The variation was mainly due to: (i) proceeds from financial investments with TVM.
Debt Charges	-152,695	-169,669	-10.0	The variation was mainly due to: (i) discharge of contract No. 2272 with Eletrobras; (ii) reduction of the Selic rate and CDI.
Interest paid in arrears for energy sold	23,302	36,991	-37.0	The variation was mainly due to: (i) the correction of the overdue billing of unpaid energy debt, especially in relation to Distribuidora Boa Vista Energia.
Net Exchange Variation	-8,399	-8,650	-2.9	The variation was mainly due to: (i) the variation of the US currency.
Net Monetary Correction	46,445	36,233	28.2	The variation was mainly due to: (i) in net form, the monetary restatement increased due to a reduction in expenses
Other Revenue/Financial Expenses	-7,550	-7,491	0.8	The variation was mainly due to: (i) increase in financial expenses related to R & D.
Gains / Losses with Derivatives	163,215	-14,971	1190.2

The variation was mainly due to: (i) the recognition of the company's results in the ALCOA’s and ALBRAS’ contracts, which are pegged to the variation of the U.S. currency and the prices of aluminum in the international market.

Equity Interests	3Q17	3Q16	Variation (%)	Analysis
Equity Interests	20,711	161,862	-87.2

The variation was mainly due to: (i) the performance of the SPE, calculated through the equity method, with emphasis on Norte Energia - R$ 28 million, Norte Brasil Transmissora de Energia - R$ 21 million and Manaus Transmissora - R$ 10.9 million.

Income Tax and CSLL	3Q17	3Q16	Variation (%)	Analysis
Current IR and CSLL	-83,622	-21,793	283.7	The variation was mainly due to: (i) beginning of the receivables of the Existing System Basic Network (RBSE), in August 2017, according to MME Ordinance 120.
Deferred IR and CSLL	108,871	-42,025	-359.1
Revenue from Tax Incentives	68,021	18,665	264.4	The variation was mainly due to: (i) smaller utilization of tax incentive credits.

FURNAS

Result Analysis

The Company had in 3Q17 a result 53% smaller than the one recorded in 3Q16, going from a profit of R$ 583 million in 3Q16 to a profit of R$ 274 million in 3Q17, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue had a decrease of 8% in 3Q17, compared to the 3Q16, going from R$ 2.050 million in 3Q16 to R$ 1881.4 million in 3Q17.  The variations of each income account are detailed below:

Gross Revenue	3Q17	3Q16	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	953,246	881,350	8.2

The variation was mainly due to (i) new Contracts in the Free Contracting Environment with variation in the average price; (ii) contract prices adjustments by the IPCA; and (iii) revision of the RAGs of the Physical Guarantee Agreements, referring to the Renewed Plants, as well as monthly variation as a function of the value of the Financial Compensation for Water Resources Use (CFURH).

Supply	106,923	0	100.0	The variation was mainly due to the supply of energy via ACL - Free Contracting Environment, with contracts entered into as from November 2016.
Short Term Market (CCEE)	1	118,088	-100.0

The variation was mainly due to: (i) payments from Jan/2016 to Aug/2016 related to the Hydrological Risk Ratio calculated according to the methodology approved by ANEEL through Order No. 758/2016, affecting 3Q16 and not the 3Q17; (ii) Differences in the portfolio of contracts; and (iii) the variation in the amount of energy generated as well as its consequent impact on the result in the Energy Reallocation Mechanism (MRE). The settlements in the CCEE environment were unfavorable in the period, with an impact in the short-term energy.

O&M Income - Upgraded Power Plants Law 12.783/2013	207,536	215,199	-3.6	The variation was mainly due to: (i) increase in the period of the CFURH - Financial Compensation for the Use of Water Resources, at the time of the annual adjustment.
Generation Construction Income	5,737	91,353	-93.7

No effect on income due to the equivalent amount in construction expenses, but the variation is due to variation in Corumbá UHEs (R$ 87 million), Furnas R$ 1.4 million Funil R$ 56 thousand, Marimbondo R$ 1,2 million, Porto Colombia (R$ 212 thousand) and LCB de Carvalho (R$ 839 thousand).

Transmission
LT incomes not renewed	7,837	9,609	-18.4	The variation was mainly due to: (i) revenue from LT Ibiuna-Bateias, due to the profile of the contract, which provides for a reduction in revenue after half of the concession period.
O&M LT renewed by Law 12.783/2013	484,197	295,823	63.7	The variation was mainly due to: (i) variation in contract CT 062/2001 in the amount of R$ 188.5 thousand, due to the projected annual adjustments and revenues from new investments.
Revenue from return of investment in transmission	394,110	718,772	-45.2

The variation was mainly due to: (i) amortization of the financial asset, constituted by the increase in the remuneration base of transmission contract no. 062/2001, on the occasion of the recognition of the assets to be indemnified from RBSE, be received from August 2017, for a term of 8 years.

Transmission Construction Income	46,101	- 50,265	-191.7	No effect on income due to the equivalent amount in construction expenses, however, the variation occurred due to the reduction of works due to the Company's cash situation.
Other incomes	26,925	15,598	72.6

The variation was mainly due to: (i) balance of R$ 12 million in revenue from services rendered with Eletrobras Participações - Eletropar, referring to the use of fiber optic cabling in the contract with Eletronet.

Deductions to the Operating Revenue	- 351,171	- 245,720	42.9

The variation was mainly due to: (i) ICMS arising from contracts with energy supply of R$ 18.8 million; and (ii) the appropriation of PIS / COFINS in the order of R$ 139.6 million, due to the receipt of the RBSE and the adhesion to the PERT (Special Tax Regularization Program - Provisional Measure No. 783/2017) regarding administrative proceedings related with these taxes.

ROL	1,881,442	2,049,807	-8

Operating Costs and Expenses
The Operating expenses and costs increased by 45%, in 3Q17, compared to the 3Q16, from a negative amount of R$ 987 million to R$ 1,435 million, presenting the variations listed below:

PMSO	3Q17	3Q16	Variation (%)
Personnel	-307,994	-282,340	9.1

The variation was mainly due to: (i) the adjustment resulting from ACT 2016-2018, which only affected 3Q17 and not 3Q16 (effect of 9% per cent from 4Q16, referring to the period 2016-2017, due to collective bargaining, and readjustment of 4% for the period 2017-2018 as of May 2017); (ii) increase in the account Payments of Labor Claims.

Material	-10,623	-12,225	-13.1	The variation was mainly due to: (i) the company's efforts to reduce costs, generating a variation of costs with diverse materials in the amount of R$ 2.2 million.
Services	-202,985	-189,639	7.0	The variation was mainly due to: (i) increase in the R$ 11.7 million contracted labor contracted service line, due to contractual updating.
Others	-76,735	-56,379	36.1
Donations and contributions	-10,346	-5,867	76.3
Other operating expenses	-66,389	-50,512	31.4

The variation was mainly due to: (i) increase in the item of indemnity, losses and damages in the amount of (R$ 9 million) due to the discharge of environmental contingency conviction; and (ii) increase in the Insurance-Legal Guarantee line in the amount of R$ 6.7 million, to cover eventual need for payment of legal contingencies.

TOTAL PMSO	-598,337	-540,583	11

Operating Costs	3Q17	3Q16	Variation (%)
Energy Purchased for Resale	-251,986	-138,847	81.5	The variation was mainly due to: (i) updating the prices of existing contracts, (ii) changes in LDP values in the period, and (iii) negative results in the CCEE.
Fuel	-152,287	-96,752	57.4	The variation was mainly due to: (i) the increase of energy generation by means of Santa Cruz Thermoelectric Plant.
(-) CCC Subsidy Recovery	0	0
Charges for the Use of the Electricity Grid	-150,547	-130,523	15.3	The variation was mainly due to: (i) the movement in Furnas’ LTs amounting to R$ 13.4 million, according to the reports of debt notices forwarded by ONS.
Construction Expense	-51,838	-41,088	26.2	No effect on the result due to equal value in the construction income.
Remuneration and Reimbursement Expenses (Use of water resources)	0	0	0.0	Not applicable
Depreciation and Amortization	-71,513	-60,786	17.6	The variation was mainly due to: (i) new unitization and inclusion of new equipment in service

Operating Provisions	3Q17	3Q16	Variation (%)
	- 146,720	21,663	- 777.28

The variation was mainly due to: (i) reversal of the R$ 250 million on Onerous Contracts with emphasis on the HPP Marimbondo and Estreito, and the effects were affected by (ii) the constitution of Impairment in the amount of R$ 413 million, especially the UTE Santa Cruz; (iii) reversal of the provision for losses on investments in SPEs that participated in the auction of out of contract energy of R$ 23.6 million, as estimated losses were recorded in Furnas on December 31, 2016, and in this period, were recognized by the companies; and (iv) reversal of the provision for Provision for Doubtfull accounts - PCLD of R$ 17.5 million

Financial Income	3Q17	3Q16	Variation (%)
Financial Investments Incomes	6,820	23,193	-70.6	The variation was mainly due to: (i) decrease of the balance of financial investments over the period.
Financial Investments Revenues	6,459	16,666	-61.2	The variation was mainly due to: (i) reduction of income from charges on refinancing of electric energy amounting to R$ 10 million.
Debt Charges	-236,868	-289,441	-18.2	The variation was mainly due to: (i) a reduction of R$ 52 million in loan and financing debt charges in domestic and foreign currencies.
Interest paid in arrears for energy sold	2,222	3,368	-34.0	The variation was mainly due to: (i) reduction of clients’ default.
Net Exchange Variation	16,542	-6,734	-345.6

The variation was mainly due to: (i) transfer to the Active Exchange Rate (revenue) due to the exchange devaluation of Long-term Foreign Currency Loans arranged with the IDB (dollar) and Eximbank (Yen) amounting to R$ 10.4 million, as well as (ii) exchange rate depreciation on Loans and financing arranged, in long-term, in foreign currency with the IDB (dollar) and Eximbank (Yen), amounting to R$ 144.4 million.

Net Monetary Correction	-17,371	520	3440.6

The variation was mainly due to: (i) reduction of monetary variation on Electric Energy Refinancing in the amount of R$ 9.6 million, (ii) monetary restatement on the negative balance of IRPJ / CSSL in the amount of R$ 6 million, (iii) monetary variation on deposits linked to Lent-Recursal of R$ 5.3 million; (iv) reduction of monetary variation expense as a result of the fluctuation of interest rates (SELIC, IPCA, TJLP); On the other side, there was an increase in: (v) Monetary passive variation related to the Refinancing of Energy due to the devaluation of the IGPM (-1.45%) in the amount of R$ 18.6 million; (vi) accounting for the RBNI Update - ANEEL Order 084/2017 as of March / 2017 in the total amount of R$ 3.5 million.

Other Revenue/Financial Expenses	207,702	-19,750	-1151.7

The variation was mainly due to: (i) increase in interest income; (ii) reversal of the tax contingencies included in the REFIS installments at R$ 116 million, (iii) the Fine of Notices of Violation amounting to R$ 57 million, and (iv) Late Payment Charges of R$ 74 million.

Gains / Losses with Derivatives	0	0		Not applicable

Equity Interest	3Q17	3Q16	Variation (%)
	-78,537	40,758	-292.7	The variation was mainly due to: (i) reduction in equivalence equity in theSPEs of Madeira Energia at R$ 63.7 million, IE Madeira at R$ 42.7 million and Transenergia Renovável R$ 26.7 million.

Income Tax and CSLL	3Q17	3Q16	Variation (%)
Current IR and CSLL	-196,311	-23,606	731.6	The variation was mainly due to: (i) reversal of tax contingency/REFIS consolidation; and (ii) receipt of the RBSE indemnity.
Deferred IR and CSLL	117,525	-224,933	-152.2

The variation was mainly due to: (i) In 3Q17, the deferred tax liability of RBSE was calculated only on its financial remuneration. In 2016, the deferred liability recorded included the full amount of the RBSE indemnity, the initial value plus the updates of this exercise.

Revenue from Tax Incentives	0	0	0.0	Not applicable

ELETROSUL

Result Analysis

The Company had in 3Q17 a result 1.113% superior than the recorded in the 3Q16, going from a loss of R$ 17 million in 3Q16 to a profit of R$ 168 million in 3Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 6% in 3Q17, compared to the 3Q16, going from R$ 495 million in 3Q16 to R$ 526 million in 3Q17. The variations of each income account are detailed below:

Gross Revenue	3Q17	3Q16	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	262,831	181,973	44.4

The variation is mainly due to the following reasons: (i) annual adjustment of contract prices in the ACR - Regulated Contracting Environment; (ii) price variation in the ACL - Free Contracting Environment, referring to the energy generated by PCHs - Small Hydropower Plants, by windfarms and energy purchased through PPAs - Energy Purchase and Sale Agreements, which are resold in the ACL, in short-term contracts; (iii) a new contract, as of April 2017, signed with SPE Teles Pires, with an average of 49 MW; (iv) as of April / 17, the Hermenegildo I, II, III and Chuí IX SPEs discontinued the ACRs through the New Energy Depletion and Deficit Compensation Mechanism, and the unrestrained energy acquired by Eletrosul and resold in the ACL - Free and / or liquidated Environment of PLD.

Supply	4,971	5,830	-14.7	The variation is mainly due to the following reason: (i) price variation in long-term contracts, signed in October 2015, in the ACL environment, with specific prices for each year of supply.
Short Term Market (CCEE)	-2,392	1,111	-315.3	The variation was mainly due to: (i) adjustment of provisions, on 08/2017, connected to the accrual basis of 06/2017, owing to non-confirmation of the estimated revenue.
Generation Construction Income	0	0	0.0	Not applicable
Transmission
RAPs LT not renewed	29,604	35,253	-16.0

The variation is mainly due to the following reasons: (i) reduction, in the third quarter of 2017, of the RAP (Annual allowed revenue) amount as a result of the apportionment of the system derived from the way in which ANEEL determined the transfer of the RBSE indemnity through TUST: for distributors with a tariff adjustment between 08/16/17 and 12/31/17, the tariff pass-through will only be made on the respective contractual dates, so in the second half of 2017 there will be collection deficits (negative values in the Apportionment) that will be compensated in the first half of 2018.

O&M LT renewed by Law 12.783/2013	147,494	151,742	-2.8

The variation is mainly due to the following reasons: (i) price readjustment; (ii) adjustment portion of the period; and (iii) adjustments to the apportionment of the system derived from the manner in which ANEEL determined the transfer of the RBSE indemnity through TUST, as mentioned above.

Revenue from return of investment in transmission	125,129	122,210	2.4

The variation is mainly due to: (i) the increase in financial revenues related to the non-renewed concessions due to the increase in the cash flow of future RAPs, caused by RAP corrections for the 2017/2018 cycle and new investments; and (ii) reduction, in the third quarter of 2017, of the financial update of receivables related to RBSE due to the change in the calculation method. In 2016 these receivables were updated based on the IPCA, as of July, 2017, as of July, are being calculated based on the IRR extracted from the cash flow of future RAPs.

Transmission Construction Income	17,542	33,164	-47.1

No effect for the result, due to the counterpart at the construction expenses, in an equivalent amount. The variation is mainly due to the following factors: (i) the non-accounting, in 2017, of the construction revenue linked to the Concession Contract 001/2015 related to the implementation of the Lot A - Auction ANEEL 004/2014, Company in the negotiation phase for partner in the execution of the project.

Other Incomes	13,879	13,906	-0.2
Deductions to the Operating Revenue	-73,241	-50,287	45.6	The variation was mainly due to revenue increase.
ROL	525,817	494,902	6	The variation was mainly due to the reasons explained above.

Operating Costs and Expenses
The Operating expenses and costs presented, in 3Q17, a decrease of 45% compared to the 3Q16, going from R$ 329 million to 181 million, presenting the variations listed below:

PMSO	3Q17	3Q16	Variation (%)	Analysis
Personnel	-110,003	-106,484	3.3

The variation was mainly due to the following reasons: (i) adjustment resulting from the employees collective bargain (ACT 2016-2018), which only affected 3Q17 and not the 3Q16 (9% per cent from 4Q16, for the period 2016-2017 but the retroactive amounts to May 2016 were recorded in 3Q16 and a 4% increase for the period 2017-2018 as of May 2017).

Material	-2,497	-2,711	-7.9

The variation was mainly due to: (i) decrease, in 2017, of the material expenses related to the operation and maintenance of the electric system, as a measure to reduce costs provided for in PDNG 2017-2021.

Services	-27,856	-30,008	-7.2	The variation was mainly due to: (i) decrease, in 2017, of the expenses with third party services, including institutional advertisement, as a measure to reduce costs provided for in PDNG 2017-2021.
Others	-10,072	-7,147	40.9	The variation is mainly due to: (i) the increase, in 2017, in the rental of land in the wind farms of the investees, due to the increase in net revenue; and (ii) increase in court costs.
Donations and contributions	0	0	0.0
Other operating expenses	-10,072	-7,147	40.9
TOTAL PMSO	-150,428	-146,350	3	The variation was mainly due to the reasons explained above.

Operating Costs	3Q17	3Q16	Variation (%)	Analysis
Energy Purchased for Resale	-88,931	-59,781	48.8

The variation is mainly due to the following factors: (i) additional amounts of energy purchased from the Teles Pires HPP, resulting from the decontracting of the energy sold by the same in the Regulated Contracting Environment (ACR), pursuant to the obligation set forth in the shareholders' agreement; ) seasonality of the contract with SPE ESBR; and (iii) contractual adjustments.

Fuel	0	0	0.0	Not applicable
Charges for the Use of the Electricity Grid	-6,965	-6,626	5.1%	The variation was mainly due to: (i) adjustment of the TUST and TUSD.
Construction Expense	-17,542	-33,164	-47.1	No effect on the result due to equal value in the construction income.
Remuneration and Reimbursement Expenses (Use of water resources)	0	0	-
Depreciation and Amortization	-44,679	-49,145	-9.1	The variation is due to: (i) depreciation accounting adjustments, in the third quarter of 2016, in the subsidiaries Eólicas Hermenegildo I, II, III and Chuí IX.

Operating Provisions	3Q17	3Q16	Variation (%)	Analysis
	139,043	-33,476	-515.4

The variation is mainly due to: (i) reversal of impairment in corporate ventures, in the amount of R$ 147.4 million, of which R$ 115.9 million refers to generation projects, which we highlight the reversals at the HPP Passo São João (R$ 58.1 million) and HPP São Domingos (R$ 45.2 million). Management of PMSO expenses and reduction of the discount rate were the main factors for the reversal (current rates: Generation - 6.12%, Transmission: 5.88%); and (ii) R$ 20.1 million in the third quarter of 2016, related to impairment in Santo Cristo SHP.

Financial Income	3Q17	3Q16	Variation (%)	Analysis
Financial Investments Incomes	17,935	9,190	95.2

The variation is mainly due to: (i) fund raising through the Fundo de Investimentos em Direitos Creditórios - FIDC, in January 2017; and (ii) as a result of the liquidation, at the beginning of August / 2017, by the National Treasury, of the amounts related to renegotiated energy credits derived from Law 8,727/93.

Debt Charges	-117,424	-128,601	-8.7

The variation was mainly due to: (i) (i) charges generated by fund raising of R$ 690 million, in January 2017, through the Fundo de Investimentos em Direitos Creditórios - FIDC, at a cost equivalent to the CDI + 2% a.a rate; (ii) decrease of the SELIC rate; and (iii) a decrease in the outstanding balance of financing agreements, due to amortizations, mainly with Eletrobras. In August, approximately R$ 470 million of debt was settled with the Holding Company, using funds received from the Federal Government arising from the credits related to Law 8,727/93; and (iv) recognition in 2017 of changes in the balance of debt with suppliers of the investees Hermenegildo I, II, III and Chuí IX.

Interest Paid in Arrears	0	0	0.0	Not applicable.
Net Exchange Variation	1,894	-6,339	-129.9	The variation is mainly due to the following reasons: (i) reduction of the euro exchange rate on foreign currency financing contracts.
Net Monetary Correction	-5,964	-7,222	-17.4	The variation was mainly due to: (i) decrease of the adjustment of credits of energy renegotiated arising out of Law 8727/93; and (i) decrease of inflation indices.
Other Revenue/Financial Expenses	12,824	8,365	53.3

The variation is basically due to the following factors: (i) reduction of the renegotiated energy credits, derived from Law 8727/93, due to the liquidation, at the beginning of August / 2017, by the National Treasury of amounts related to Law 8,727 / 93; (ii) recording, in 2016, charges generated by delays in the payment of share capital in the investee ESBR Participações; (iii) registration, in 2016, of discounts granted in the trading of assets with Eletronorte; and (iv) reduction of the financial update of Eletronorte's receivable balance relating to asset negotiation (Norte Brasil, Integration and Concession 10/2009), due to the amortization of installments.

Equity Interests (Equity)	3Q17	2016	Variation (%)	Analysis
	2,600	-40,101	106.5

The variation was mainly due to: (i) positive result assessed, in 2017, by invested companies Livramento Holding, Chuí Holding and Santa Vitória Palmar Holding. After the option for MCSD (suspension of contract of CCEARs), invested companies started selling energy in bilateral contracts and/or liquidating in CCEE at prices higher than the contracts executed with the distribution companies under ACR. Such fact led to a higher volume of income, and allowed reversal of impairment thereon.

Income Tax and CSLL	3Q17	3Q16	Variation (%)	Analysis
Current IR and CSLL	-33,894	6,250	642.3

The variation is basically due to: (i) the increase in the current base of income and social contribution taxes in 2017, mainly due to the increase in ROL and the classification, as from July 2017, in the current base of revenues linked to the RBSE, due to the receipt, via RAP.

Deferred IR and CSLL	-53,275	-23,503	126.7

The variation is basically due to: (i) the reversal, in 2017, of impairment recorded in the Eólicas Hermenegildo I, II, II and Chuí IX investees; and (ii) reversal, in 2017, of impairment of assets of the parent company (Eletrosul).

Revenue from Tax Incentives	0	0	0.0	Not applicable.

ELETRONUCLEAR

Result Analysis

The Company had in 3Q17 a result 218% lower than the recorded in the 3Q16, going from a profit of R$ 42 million in 3Q16 to a loss of R$ 50 million in 3Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 12% in 3Q17, compared to the 3Q16, going from R$ 637 million in 3Q16 to R$ 711 million in 3Q17. The variations of each income account are detailed below:

Gross Revenue	3Q17	3Q16	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	811,176	726,414	11.7

The variation is due to the following reasons: (i) updating the fixed revenue established by ANEEL for Angra I and II, pursuant to Resolution 2,193/16, for the year 2017; (ii) variable portion referring to the surplus of electric power generated / supplied by the Angra I nuclear plants.

Deductions to the Operating Revenue	-99,749	-89,375	11.6	The variation was mainly due to: (i) taxation of 9.25% of PIS and COFINS as a result of the increase of Gross Operating Revenue; (ii) increase of the contributions of consumer charges
ROL	711,427	637,039	11.7	The variation was due to the reasons explained above.

Operating Costs and Expenses
The operating expenses presented, in 3Q17, a increased 41% compared to the 3Q16, going from R$ 502 million to 706 million, presenting the variations listed below:

PMSO	3Q17	3Q16	Variation (%)	Analysis
Personnel	-150,782	-150,132	0.4

The variation was mainly due to: (i) adjustment resulting from the employees collective bargain (ACT 2016-2018), which only affected 3Q17 and not the 3Q16 (9% per cent from 4Q16, for the period 2016-2017, and a 4% increase for the period 2017-2018 as of May 2017); (ii) increase of hazard pay; compensated by (iii) reduction of overtime over the period.

Material	-24,976	-13,447	85.7

The variation was mainly due to: (i) the variations resulting from the need for maintenance material, which varies every year depending on the material needed and the value of the material available in store.

Services	-81,513	-107,172	-23.9	The variation was mainly due to: (i) reduction of service performed by contractors; (ii) reduction of technical consultings and miscellaneous.
Others	-21,800	-163,268	-86.6	The variation was mainly due to: (i) extraordinary loss record in 2016 from the findings of the Car Wash (Lava jato operation) investigation without correspondent in 2017.
Donations and contributions	0	0	0.0
Other operating expenses	-21,800	-163,268	-86.6
TOTAL PMSO	-279,071	-434,019	-35.7	The variation was due to the reasons explained above.

Operating Costs	3Q17	3Q16	Variation (%)	Analysis
Energy Purchased for Resale	0	0	0.0	Not applicable
Fuel	-92,422	-82,747	11.7	The variation was mainly due to: (i) review of the price of nuclear fuel contracts consumed in the energy production.
Charges for the Use of the Electricity Grid	-29,107	-25,343	14.9	The variation was mainly due to: (i) adjustment estimated for the transmission contracts.
Construction Expense	0	0	0.0	Not applicable
Depreciation and Amortization	-98,517	-99,492	-1.0	The variation was mainly due to: (i) composition of property, plant and equipment and intangible assets

Operating Provisions	3Q17	3Q16	Variation (%)	Analysis
	-201,915	140,054	-244.2

The variation was mainly due to: (i) provision for Impairment and Onerous Contract recorded in Jun 2016 without a correspondent in Jun 2017. The provision for “Impairment” and Onerous Contract in 2016 was registered in the 2Q, while, in 2017, it was registered in the 3Q, with an impairment amount of R$ 221 million and an agreement contract cost of R$ 39.6 million.

Financial Income	3Q17	3Q16	Variation (%)	Analysis
Financial Investments Incomes	2,022	1,036	95.2	The variation was mainly due to: (i) increase in the balance of financial investments over the period
Debt Charges	-18,115	-27,401	-33.9	The variation was mainly due to: (i) reduction of the indebtedness level
Interest Paid in Arrears	0	0	0.0	Not applicable
Net Exchange Variation	-3,738	-15,083	75.2	The variation was mainly due to: (i) reduction of balance from suppliers in foreign currency;
Net Monetary Correction	1,278	-14,065	109.1	The variation was mainly due to: (i) reduction of balance from suppliers in domestic currency;
Other Revenue/Financial Expenses	-23,804	-7,035	-238.4	The variation was mainly due to: (i) variation of the value of the dollar in the period that affected the output of the decommissioning fund of Banco do Brasil, which has the dollar as the indexer.

CGTEE

Result Analysis

The Company had in 3Q17 a result 1.43% lower than the recorded in the 3Q16, going from a loss of R$ 44.6 million in 3Q16 to a loss of R$ 45.2 million in 3Q17, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue had a decrease of 29% in 3Q17, compared to the 3Q16, going from R$ 54 million in 3Q16 to R$ 39 million in 3Q17. The variations of each income account are detailed below:

Gross Revenue	3Q17	3Q16	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	48,163	61,477	-21.7	The variation is mainly due to the following reason: (i) extra income from ACR revenue in 2016 due to the release of 30MW average (Candiota III) from previous periods.
Other Incomes	274	180	52	The variation is mainly due to the following reason: (i) sales revenue increase of gray between the periods due to the increase in sales volume.
Deductions to the Operating Revenue	-9,773	-7,480	31

The variation is mainly due to the following reason: (i) although there was a reduction in revenue, there was a change in the RGR calculation, which is now quarterly and no longer annual, impacting deductions from revenue.

ROL	38,664	54,177	-29	The variation was due to the reasons explained above.

Operating Costs and Expenses
The Operating expenses and costs presented, in 3Q17, a decrease of 26% compared to the 3Q16, going from R$ 65 million to R$ 48 million, presenting the variations listed below:

PMSO	3Q17	3Q16	Variation (%)	Analysis
Personnel	-7,699	-10,165	-24.3

The variation was mainly due to: (i) the adjustment of 4% from 2017-2018 as of May 2017, which was offset by (i) the reduction of expenses with personnel dismissed as a result of the termination incentive plan - PAE and PDVE in 2017.

Material	-4,066	-8,677	-53.1	The variation is mainly due to the following reason: (i) reduction of material consumption by phase B, (ii) renegotiation with reduction of the CAL contract, input from phase C."
Services	-2,422	-4,184	-42.1	The variation is mainly due to the following reason: (i) reduction of material consumption by phase B, (ii) renegotiation with reduction of the CAL contract, input from phase C."
Others	-747	-7,543	-90.1	The variation was mainly due to: (i) reduction of costs of labor complaints of employees and third party.
Donations and contributions	0	0	0
Other operating expenses	-747	-7,543	-90.1
TOTAL PMSO	-14,934	-30,569	-51.1

Operating Costs	3Q17	3Q16	Variation (%)	Analysis
Energy Purchased for Resale	-17,370	-18,814	-7.7	The variation was mainly due to: (i) smaller need for purchasing energy to cover contracts of Phase C.
Fuel	-14,331	-25,820	-1,238.1

The variation was mainly due to: (i) reduction of the amounts of coal purchased to be used in the Thermoelectric Plant Candiota III (Phase C) and; (ii) cancellation of the purchase of coal for the Thermoelectric Plant Presidente Médici (Phases A and B) as from 2017.

(-) Recovery of CCC Expenses	11,406	26,077
Charges for the Use of the Electricity Grid	-4,028	-3,844	5	The variation was mainly due to: (i) Adjustment of the tariff of CUST
Construction Expense	0	0	0	Not applicable
Depreciation and Amortization	-4,758	-5,956	-20	The variation was mainly due to: (i) reduction for stopping the assets with residual value at UTE Candiota II - Phase B.
Operating Provisions	3Q17	3Q16	Variation (%)	Analysis
	-4,327	-5,972	-27.5	The variation was mainly due to: (i) Reduction of the need for provisions for Contingencies.

Financial Income	3Q17	3Q16	Variation (%)	Analysis
Financial Investments Incomes	360	1,040	-65.4	The variation was mainly due to: (i) reduction in the available balance of financial investments.
Debt Charges	-35,321	-34,279	3.0	The variation was mainly due to: (i) discounts received from suppliers; (ii) charges on new loans and on the accumulated amount of the debt; and (iii) charges on supplier payment without delay.
Charges on the Remuneration to Shareholders	-561	-908	-38.2	The variation was mainly due to: (i) adjustment of balance of dividends payable
Interest Paid in Arrears	0	0	0.0	Not applicable
Net Exchange Variation	0	0	0.0	Not applicable
Net Monetary Correction	0	-1	0.0	No relevant variation.
Other Revenue/Financial Expenses	-36	336	-110.7	The variation was mainly due: (i) a fine on late payment of several accounts payable and suppliers.

AMAZONAS GT

Result Analysis

The Company had in 3Q17 a result 62% superior than the recorded in the 3Q16, going from a loss of R$ 204 million in 3Q16 to a loss of R$ 78 million in 3Q17, mainly due to the reasons described below.

Operating Revenue - Generation and Transmission Companies

The Net Operating Revenue had an increase of 7% in 3Q17, compared to the 3Q16, going from R$ 92 million in 3Q16 to R$ 99 million in 3Q17. The variations of each income account are detailed below:

Gross Revenue	3Q17	3Q16	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	144,033	143,329	0.5	The variation was not relevant in the period. What is observed of difference was the cut of gas supply by Amazonas D in 3Q16. Since March 2017 and settlement has been normalized.
Supply	0	0	0.0	Not applicable
Short Term Market (CCEE)	0	0	0.0	Not applicable
Generation Construction Income	0	0	0.0	Not applicable
Transmission			0.0	Not applicable
RAPs LT not renewed	196	0	100.0	The variation is mainly due to the following reason: (i) receivable of RAP according to technical notes ANEEL n° 183/2017-SGT, dated 06/22/2017 and NT nº 188/2017-SGT of 06/2017.
O&M LT renewed by Law 12.783/2013	0	0	0.0	Not applicable
Revenue from return of investment in transmission	9,042	0	100.0	The variation is mainly due to the following reason: (i) receivable of RAP according to technical notes ANEEL n° 183/2017-SGT, dated 06/22/2017 and NT nº 188/2017-SGT of 06/2017.
Transmission Construction Income	806	0	0.0	The variation is mainly due to the following reason: (i) receivable of RAP according to technical notes ANEEL n° 183/2017-SGT, dated 06/22/2017 and NT nº 188/2017-SGT of 06/2017.
Other Incomes	0	0	0.0	Not applicable
Deductions to the Operating Revenue	-55,430	-51,370	7.9	The variation was mainly due to: (i) registration of current Rap that contributed to the increase of PIS and COFINS on the revenue.
ROL	98,647	91,959	7.27	The variation was due to the reasons explained above.

Operating Costs and Expenses
The Operating expenses and costs presented, in 3Q17, a decrease of 43% compared to the 3Q16, going from R$ 230 million to R$ 131 million, presenting the variations listed below:

PMSO	3Q17	3Q16	Variation (%)	Analysis
Personnel	-32,307	-33,949	-4.8

The variation is mainly due to the following factors: (i) adjustment resulting from the employees collective bargain (ACT 2016-2018), which only affected 3Q17 and not the 3Q16 (9% per cent from 4Q16, for the period 2016-2017, and a 4% increase for the period 2017-2018 as of May 2017) which was partially offset by (ii) retroactive payment of benefits, which in 3Q16 occurred in July and accumulated to 3 months, which did not occur in 3Q17, causing the increases mentioned in item (i) were offset.

Material	-20,094	-8,252	143.5	The variation was mainly due to: (i) maintenances of power plants, especially the power plants of Mauá complex.
Services	-10,250	-7,837	30.8

The variation is mainly due to the following reason: (i) in 2016, the amounts were recorded as reimbursement requested by Amazonas D, due to the process of unbundling of the generation and transmission activities, some expenses were not recorded in the period of competence. In 2017, some contracts, such as the surveillance service, were already contracted directly by the Amazonas GT, thus, the registrations occurred in the period of competence.

Others	-309,556	-209,871	47.5

The variation is mainly due to the following reason: (i) rents, especially rents of generating groups, where energy lease expenses are recorded and in the 3Q16, these contracts with the energy companies were terminated.

Donations and contributions	0	0	0.0
Other operating expenses	-309,556	-209,871	47.5
TOTAL PMSO	-372,207	-259,909	43.2

Operating Costs	3Q17	3Q16	Variation (%)	Analysis
Energy Purchased for Resale	-69,608	0	100.0

The variation was mainly due to: (i) increase connected to the amount of energy that the Company purchased in the Short-term Market - MCP, accrued from January to September 2017, as a result of the cut in the supply of gas at the power plant of Aparecida (January to March 2017) and; (ii) as a result of the thermal power plants generating below the energy contracted owing to maintenance issues.

Fuel	-16,067	352	-4,664.5

The variation is mainly due to the following reason: (i) The amount of R$ 16 million refers to the natural gas fuel from Mauá 3, which occurred in June and July 2017, used for operational tests, due to its entry into operation in September of 2017.

Charges for the Use of the Electricity Grid	-9,141	-1,835	398.1

The variation is mainly due to the following reason: (i) monthly provisioning of the value of the Distribution System Use Charges (EUSD) for the period from January to September 2017. In 2016 these amounts were not recorded, since ANEEL had not published the values of the Use Rate of the Distribution System by Generators - TUSD-g. This tariff was published by ANEEL only in 2017, which is why, the estimated monthly value has been provisioned.

Construction Expense	-806	0		The variation is mainly due to the following reason: (i) receivable of RAP according to technical notes ANEEL n° 183/2017-SGT, dated 06/22/2017 and NT nº 188/2017-SGT of 06/2017.
Remuneration and Reimbursement Expenses (Use of water resources)	0	0	0.0	Not applicable
Depreciation and Amortization	-14,046	-15,802	-11.1	The variation was mainly due to: (i) reversal of the amounts of depreciation of transmission given the records of the Financial Assets.

Operating Provisions	3Q17	3Q16	Variation (%)	Analysis
	54,942	-66,799	-182.2

The variation is mainly due to the following reason: (i) in 3Q16 there was a constitution of provision of R$ 67 million, related to the research findings. In 3Q17, AmGT's impairment tests signaled a reversal of R$ 105 million that had been released in December 2016.

Financial Income	3Q17	3Q16	Variation (%)	Analysis
Financial Investments Incomes	1,013	2,381	-57.5	The variation was mainly due to: (i) redemption for payment of suppliers and several expenses.
Debt Charges	-56,041	-54,970	1.9	The variation is mainly due to: (i) a new loan agreement with the Holding Company, and (ii) the release of funds for investment in Mauá 3.
Interest Paid in Arrears	0	0	0.0	Not applicable
Net Exchange Variation	0	0	0.0	Not applicable
Net Monetary Correction	7,201	-5,617	228.2

The variation is mainly due to the following reasons: (i) reduction in monetary restatement in 2017 due to the variation of the indices; and (ii) reduction in the monetary restatement of the El Paso Rio Negro and Amazonas cases, linked to the IPCA.

Other Revenue/Financial Expenses	-10,286	-7,221	42.4	The variation was mainly due to: (i) increase due to the institution of the adjustment for inflation on IRPJ, CSLL, PIS and COFINS amounts.

Equity Interests (Equity)	3Q17	3Q16	Variation (%)	Analysis
	0	0	0.0	Not applicable

ELETROPAR

Result Analysis

The Company had in 3Q17 a result 90% smaller than the one recorded in 3Q16, going from a profit of R$ 30 million in 3Q16 to a profit of R$ 3 million in 3Q17, mainly due to the reasons described below.

Operating Costs and Expenses
The operating expenses presented, in 3Q17, a decrease of 19% compared to the 3Q16, going from R$ 1 million to 1.2 million, presenting the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
Personnel	-695	-600	15.8

The variation is mainly due to the following factor: (i) adjustment resulting from ACT 2016-2018, which only affected 3Q17 and 3Q16 (9% per cent from 4Q16, for the period of 2016 -2017, due to collective bargaining, and a 4% increase for the period 2017-2018 as of May 2017); (ii) in 3Q16, there was a reversal of R$ 141 thousand due to the PLR payment for employees was lower than the amount provisioned in December 2015. Excluding this effect, we would have a reduction of 6.21% due to the reduction of the Director's and President fees.

Material	0	-6	-100.0	The variation was mainly due to: (i) lower demand for materials in the period.
Services	-251	-224	12.1	The variation is mainly due to: (i) the increase due to the adjustment of the administrative support service agreement and (ii) the recognition of retroactive readjustment in 3Q17.
Others	-274	-197	39.1	The variation was mainly due to: (i) legal advertising expenses and rent readjustment.
Donations and contributions	0	0	0.0
Other operating expenses	-274	-197	39.1
TOTAL PMSO	-1,220	-1,027	18.8	The variation was due to the reasons explained above.

Operating Provisions - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
	0	0	0	Not applicable

Financial Result - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
Financial Investments Incomes	1,289	1,945	-33.7	The variation was mainly due to: (i) reduction as a result of the decrease of interest rate and smaller value invested compared to previous period.
Debt Charges	0	0	0.0	Not applicable
Interest Paid in Arrears	0	0	0.0	Not applicable
Net Exchange Variation	0	0	0.0	Not applicable
Net Monetary Correction	0	0	0.0	Not applicable
Other Revenue/Financial Expenses	97	-8	1312.5

The variation is mainly due to the following reasons: (i) the increase in the opening of accounts, separating the financial income from application, interest income, fine and monetary correction; and (ii) monetary restatement on the amounts payable to the cedants (Furnas, Eletronorte, Eletrosul and Chesf) in relation to the intermediation agreement with Eletronet, as the IGPM for the quarter was negative, there was a reversal of the financial expense.

Equity Interests (Equity) - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
	3,065	29,647	-89.7

The variation is mainly due to: (i) the investee of CTEEP as a result of RBSE's financial assets. In 3Q16, Cteep recognized the effect of RBSE, however, the impact of RBSE was greater on initial recognition. in 2017, only the difference recognized by Aneel and the company's normal revenues are being recognized.

Income Tax (IR) and Social Contribution on Net Income (CCSL) - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
Current IR and CSLL	-34	-217	84.3	The variation was mainly due to: (i) taxable income in the 3Q17 was inferior to the one calculated in the 3Q16, due to decrease of the financial revenue.
Deferred IR and CSLL	-	-	0	Not applicable
Tax incentives	-	-	0	Not applicable

Eletroacre

Result Analysis

The Company had in 3Q17 a result 737% higher than the one recorded in 3Q16, going from a loss of R$ 5.8 million in 3Q16 to an income of R$ 37 million in 3Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 39% in 3Q17, compared to the 3Q16, going from R$ 108.8 million in 3Q16 to R$ 151.7 million in 3Q17.  The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
Distribution
Supply	165,976	138,262	20.04

The variation was mainly due to: (i) increased consumption due to the high temperatures that affected the state in the months of August and September; and ii) work for recovery of invoicing related to energy losses.

Short Term Market	42,380	0	100.0	The variation was mainly due to: (i) rerating in 2017, when this revenue was first recognized, it was previously accounted for as recovery of expenses with electrical power.
Construction Revenue	6,348	17,598	-63.9	No effect on the result, due to equivalent expense, however, the variation was mainly due to: (i) reduction of the investments made by the company.
CVA Revenue	9,682	4,454	117.4

The variation was mainly due to: (i) Increased electricity costs in August and September with the start-up of the thermoelectric plants, increasing the cost with energy above of what was covered in the tariff.

Other Operating Revenues	3,905	5,920	-34.0

The variation was mainly due to: (i) revenue from the New Replacement Value, owing to the reduction of IPCA index, given that this revenue is the product of the Regulatory Remuneration Basis by said index.

Deductions to the Operating Revenue	-76,628	-57,426	33.4	The variation was mainly due to: (i) increase of PIS/COFINS as a result of the increase of income for the supply and reversal of credit of PIS/COFINS on the losses of electric energy.
ROL	151,663	108,808	39.4	The variation was due to the reasons explained above.

Operating Costs and Expenses
The operating expenses presented an increase of 22% compared to 3Q16, going from R$ 104.1 million to R$ 126.6 million, mainly due to the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
Personnel	-12,287	-10,577	16.2

The variation was mainly due to: (i) adjustment of the Collective Bargain of the employess that only affected 3Q17 and not the 3Q16 (9% of effect from 4Q16, referring to the period 2016-2017, and 4% for the period from 2017-2018 as of May 2017); (ii) engagement of new employees according to court order ruling.

Material	-540	-258	109.3	The variation was mainly due to: (i) Acquisition of materials for use in the company's operating activities and remodeling of rooms in the company's commercial area.
Services	-17,613	-13,028	35.2

The variation was mainly due to: (i) adjustments of contracts, (ii)contracting services for pruning of trees, and (iii) start-up of the inspection contract of consumer units that went from 15 teams to 50 which were not hired in the 3Q16.

Others	-12,242	-6,260	95.6	The variation was mainly due to: (i) increase of regulatory penalties at R$ 2.2 million.
Donations and contributions	0	0	0
Other operating expenses	-12,242	-6,260	96
TOTAL PMSO	-42,682	-30,123	41.7	The variation was due to the reasons explained above.

Operating Costs - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
Energy Purchased for Resale	-135,216	-55,562	143.4

The variation was mainly due to: (i) change in the energy generation contract into the isolated system. Currently, this is the responsibility of PIE - Independent Energy Producer and, as a result, we does not have a cost with fuel purchase, besides, the expenses with energy purchased for resale increased.

Fuel	0	-37,726	-0.4

The variation was mainly due to: (i) changes in the energy generation contract into the isolated system. Currently, this responsibility is of PIE and, as a consequence, there is no more cost with fuel purchase.

(-) Recovery of CCC Expenses	51,246	42,882
Charges for the Use of the Electricity Grid	-2,074	-923	124.7	The variation was mainly due to: (i) higher volume of energy purchased by the company
Construction Expense	-6,348	-17,598	-63.9	The variation was mainly due to: drop in the investments made by the company.
Depreciation and Amortization	-6,646	-4,155	60.0	The variation was mainly due to: (i) Increase of fixed assets in service, as a result of the company’s effort to optimize the volume of unitizations, at BRL 112 million.
Operating Provisions - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
	15,103	-879	-1,818.2

The variation was mainly due to: (i)  provision of infraction notices imposed by SEFAZ/AC for reversal of credits for loss of power in the generation process in the isolated system amounting to R$ 9.8 million and  R$ 2 million regardin other contingencies.

Financial Result - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
Financial Investments Incomes	233	123	89.4	The variation was mainly due to: (i) financial availability for investment in a better company’s cash generation.
Debt Charges	-11,815	-4,248	178.1

The variation was mainly due to: (i) suspension of the enforceability of contracts entered into with Eletrobras in prior years up to 12/31/2017, incorporating interest, increasing charges and monetary correction of loans.

Interest paid in arrears for energy sold	6,629	3,517	88.5	The variation was mainly due to: (i) agreement on the payment in schedules of the energy debt with the State Government of Acre.
Net Monetary Correction	-7,819	-7,029	11.2	The variation was mainly due to: (i) decrease of IPCA, which is used as a correct index for the claims receivable.
Asset Update/CVA Regulatory Liability	0	0	0.0	Not applicable
Other Revenue/Financial Expenses	24,757	-2,896	-954.9

The variation was mainly due to: (i)  reduction of penalties to contractors for failure meeting contractual requirements; and (ii) Reduction due to the reversal of provision with payment in arrears of the lawsuit with the state of Acre referring to ICMS amounting to R$ 25 million.

AMAZONAS D

Result Analysis

The Company had in 3Q17 a result 1% lower than the one recorded in 3Q16, going from a loss of R$ 1007.7 million in 3Q16 to a loss of R$ 1013.5 million in 3Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 9% in 3Q17, compared to the 3Q16, going from R$ 664.7 million in 3Q16 to R$ 724 million in 3Q17. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
Generation
Supply	0	118,885	-100.0

The Company Eletrobrás Amazonas Energia no longer operates in the Generation segment. The amounts of the electricity supply and short-term electricity supply items in the generation segment were reclassified under the same headings but in the distribution segment. In this way, the Supply and Short-Term Electricity in distribution includes the Distribution and Distributed Generation values, while in 2016 the Distribution and Distributed Generation values were segregated.

Short Term Market (CCEE)	0	71,376	-100.0
Construction Revenue	0	4,812	-100.0	No effect on the result, given that the revenue is fully settled by Construction Costs, at the same amount, and corresponds to the Company’s investment over the period with concession assets
Distribution
Supply	745,853	599,670	24.4

The Company Eletrobrás Amazonas Energia no longer operates in the Generation segment. The amounts of the electricity supply and short-term electricity supply items in the generation segment were reclassified under the same headings but in the distribution segment. In this way, the Supply and Short-Term Electricity in distribution includes the Distribution and Distributed Generation values, while in 2016 the Distribution and Distributed Generation values were segregated.

Short Term Market (CCEE)	72,125	0	100.0
Construction Revenue	68,988	76,049	-9.3	No effect on the result, given that the revenue is fully settled by Construction Costs, at the same amount, and corresponds to the Company’s investment over the period with concession assets
CVA Revenue	25,722	-82,221	131.3	The variation was mainly due to: (i) amortization of regulatory asset approved in IRT (rate adjustment index) of 2016.
Other Operating Revenues	14,112	78,095	-81.9

The variation was mainly due to: (i) recording in 2016 of CDE - Rate reduction balance that was connected to the recording of amounts receivable in order to ensure the economic and financial balance in connection with the reduction of taxes of the distribution concessionaires, according to Approval resolution ANEEL 1980, dated October 27, 2015. In 2017, the subsidy of tariff balance was eliminated, and, consequently, there was no recording.

Deductions to the Operating Revenue	-202,740	-201,998	0.4	The variation was mainly due to: (i) increase of the supply revenue, reflecting the increase of the PIS, COFINS, and ICMS tax base.
ROL	724,060	664,668	8.9	The variation was due to the reasons explained above.

Operating Costs and Expenses
The operating costs and expenses had an increase of 4% in 3Q17 compared to the 3Q16, going from R$ 1.203 million to R$ 1149.3 million, presenting the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	3Q17	3Q16	Variation (%)
Personnel	-89,522	-89,757	-0.3

There was no significant variation between the periods, demonstrating a reduction of overtime costs and less request for reimbursements of other benefits, which offset the effects of the adjustment of the Collective Bargain of the employess that only affected 3Q17 and not the 3Q16 ( 9% of effect from 4Q16, referring to the period 2016-2017, and 4% for the period from 2017-2018 as of May 2017).

Material	-8,867	-6,165	43.8	The variation was mainly due to: (i) increase in the account Lubricant for use of the Production of Electric Energy amounting to R$ 2.4 million in 3Q17
Services	-77,605	-53,521	45.0

The variation was mainly due to: (i) higher contracting of services in 2017, highlighting distribution services for new studies and projects in the amount of R $ 13.9 million and maintenance services of plants in R $ 10, 5 million, ii) Information Technology - a result influenced by the accumulated payment of invoices from previous months due to problems in the documentation of suppliers; iii) Advertising and publicity - payment of publicity campaign of Security in the Electrical Network of ABRADEE and of the Negotiation Fair in September/17; iv) Surveillance Service: payment of contractual rebalancing due to readjustment in the ACT of the category.

Others	-35,223	52,200	-167.5

The variation was mainly due to: a reversal of R$ 59 million referring to the cut-off factor in September 2016 (CCC's monthly repayments began to suffer a cut factor of 9.9% referring to regulatory losses in 2016), due to the publication of Law 13,299 / 2016, which authorized, until the 2016 tariff process, the non-application in the monthly reimbursements of the Company the regulatory loss cut-off factor established in ANEEL Normative Resolution 427/2009.

Donations and contributions	0	0	0
Other operating expenses	-35,223	52,200	0.4
TOTAL PMSO	-211,217	-97,243	117	The variation was due to the reasons explained above.

Operating Costs - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
Energy Purchased for Resale	-528,083	-476,218	10.9

The variation was mainly due to: (i) In 2017, the account Generator Sets and Proinfa, which, in 2016, was recorded under the Operational Expenses group, started being recorded under the group of Energy Purchased for Resale.

Fuel	-920,362	-851,572	- 2.122	The variation was mainly due to: (i) decrease of the average ACR, going from R$ 295.10 in 2016 to R$ 204.84 in 2017, affecting the recovery of CCC Expenses.
(-) Recovery of CCC Expenses	1,019,938	762,832
Charges for the Use of the Electricity Grid	-55,816	-15,328	264.1	The variation was mainly due to: (i) growth of power settled in MCP - Short-term Market due to the migration of consumers to ACL, also increasing the charges of the use of grid.
Construction Expense	-68,988	-80,861	-14.7	No effect on the result, given that the expense is fully settled by Construction Revenue, at the same amount, and corresponds to the Company’s investment over the period with concession assets
Depreciation and Amortization	-45,925	-26,392	74.0

The variation was mainly due to: (i) increase of the Amortization of the Distribution Intangible Asset, pursuant ICPC-01, resulting from the intensification of the unitization process. In September/2017, the amount of R$ 4.6 million was unitized in assets.

Operating Provisions - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
	-338,835	-418,161	-19.0

The variation was mainly due to: (i) reversal of onerous contracts totaling R$ 190 million due to the excess of the impairment, related to the closing of the public service rendering of the distributor in December 2017 and, (ii ) reversal of impairment of R$ 18 million.

Financial Result - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
Financial Investments Incomes	-3,261	470	-793.8	The variation was mainly due to: (i) recording of rectifying values of taxes on financial investment amounting to R$ 8.5 million
Leasing Charges	-79,726	-75,585	5.48	The variation was mainly due to: (i) updating, by virtue of the inflation ascertained in period (Sept./16 to Sept./17) of the contract adjustment index.
Debt Charges	-522,796	-540,034	-3.2	The variation was mainly due to: (i) charges resulting from new loans for fulfilling PPTSD (Plan for Temporary Provision of Distribution Service) of 2017.
Debt Charges - Suppliers	-438,285	-484,920	-9.6	The variation was mainly due to: (i) reduction of the indexes of readjustment, IPCA and Selic.
Interest paid in arrears for energy sold	20,097	18,467	8.8	The variation was mainly due to: (i) increase of Accounts Receivable arising from the payment in arrears of energy invoiced.
Net Exchange Variations	59	0	100.0	The variation was mainly due to: (i) increase in accounts receivable due to the increased moratorium on billed energy.
Net Monetary Correction	32,750	253,722	-87.1

The variation was mainly due to: (i) The current economic scenario allowed the reduction over the last 6 months followed by the basic economy interests. In 2017, SELIC reached the smaller level of the last 3 years. The fact motivated the reduction of compensatory interest levied on the receivables newly agreed upon by CDE-CCC fund.

Asset Update/CVA Regulatory Liability	-5,193	-2,715	91.3

The variation was mainly due to: (i) In 2017, the Company is recognizing the amortization of R$ 6 million, in which the Charges of the System Services and purchased energy are highlighted, this effect is being partially offset in revenue supply.

Other Financial Expenses/Revenues	-30,210	-123,754	-75.6	The variation was mainly due to: (i) Recording in 2016 of adjustment for inflation of lawsuits filed by PIES which had undergone changes to its initial values.

CEAL

Result Analysis

The Company had in 3Q17 a result 106% higher than the one recorded in 3Q16, going from a loss of R$ 198.6 million in 3Q16 to an increase of R$ 12.5 million in 3Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 131% in 3Q17, compared to the 3Q16, going from R$ 195.7 million in 3Q16 to R$ 452.9 million in 3Q17.  The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
Distribution
Supply	453,034	406,832	11.4	The variation was mainly due to: (i) increase of consumption in the rural class; and (ii) increase of 5.9% in th invoiced consumption, the result of the program for combat against loss.
Short Term Market	0	0	0.0	Not applicable
Construction Revenue	28,216	42,308	-33.3	No effect on the result, due to equivalent construction expense.
CVA Revenue	121,297	-131,356	192.3	The variation was mainly due to: (i) constitution of CVA and positive financial items in the tariff adjustment.
Other Operating Revenues	21,091	25,199	-16.3	The variation was mainly due to: (i) reduction of revenue from rents arising out of the termination of the infrastructure sharing contract.
Deductions to the Operating Revenue	-170,741	-147,291	15.9

The variation was mainly due to: (i) increase in PIS / COFINS due to the increase in revenue and taxes resulting from the adhesion to the PRT - Tax Recovery Program (PRT); (ii) the increase in taxes arising from the increase in revenue; (iii) effects of the tariff flag in 3Q17.

ROL	452,897	195,692	131.4	The variation was due to the reasons explained above.

Operating Costs and Expenses
The operating costs and expenses had an increase of 3% in 3Q17 compared to the 3Q16, going from R$ 358 million to R$ 367.7 million, presenting the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
Personnel	-44,386	-38,560	15.1

The variation was mainly due to: (i) admission of new employees to comply with the Term of Adjustment of Conduct executed with Public Mystery in substitution of third parties, by judicial decision; (ii) readjustment of the health plan by 15.09% and increase of new beneficiaries with new admissions; (iii) payment of profit sharing and (iv) adjustment of the Collective Bargain of the employess that only affected 3Q17 and not the 3Q16 (9% of effect from 4Q16, referring to the period 2016-2017, and 4% for the period from 2017-2018 as of May 2017)

Material	-662	-471	40.6	The variation was mainly due to: (i) increased line maintenance due to heavy rains in the region; and (ii) increase in the concentrated purchase, for price gain, of material required in the file.
Services	-27,828	-25,586	8.8

The variation was mainly due to: (i) annual contractual adjustments to maintain the economic balance; and (ii) increase in actions to combat losses, which led to an increase in revenues but, on the other hand, increased service costs.

Others	-9,498	-5,195	82.8	The variation was mainly due to: (i) accounting for returns to consumers due to violation of operational indicators, for the period from January to June 2017.
Donations and contributions	-30	-46	-34.8
Other operating expenses	-9,468	-5,149	83.9
TOTAL PMSO	-82,374	-69,812	18.0	The variation was due to the reasons explained above.

Operating Costs - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
Energy Purchased for Resale	-200,067	-193,686	3.3

The variation was mainly due to: (i) increase in the contracts by availability arising from the adjustments of tariffs and increase of the variable installment due to thermal dispacth; and (ii) increase in the short-term market cost.

Fuel	0	0	0.0	Not applicable
(-) Recovery of CCC Expenses	0	0
Charges for the Use of the Electricity Grid	-19,393	-18,009	7.7	The variation was mainly due to: (i) increase in charges from third party.
Construction Expense	-28,216	-42,308	-33.3	No effect on the result, due to equivalent construction expense, however, the variation was mainly due to the Reduction of new fixed assets.
Depreciation and Amortization	-9,887	-8,676	14.0	The variation was mainly due to: (i) task force that increased the number of unitizations over the period.

Operating Provisions - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
	-27,756	-25,587	8.5	The variation was mainly due to: (i) increase in labor provisions due to the revision of the appraisals and the appearance of new processes.

Financial Result - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
Financial Investments Incomes	1,423	893	59.4	The variation was mainly due to: (i) higher availability for investiment.
Debt Charges	-54,073	-39,352	37.4	The variation was mainly due to: (i) renegotiation of the debt service with Eletrobras; and (ii) charges for ordinary installments - Tax Recovery Program - PRT.
Interest paid in arrears for energy sold	14,572	8,962	62.6	The variation was mainly due to: (i) interest income on the payment of bills in arrears by consumers.
Net Exchange Variations	56	58	-3.4	No relevant variation in the period.
Net Monetary Correction	-262	-638	-58.9

The variation was mainly due to: (i) Decrease in the correction of invoices paid in arrears due to a decrease in delinquency; (ii) Monetary restatement of overdue debt with suppliers, already regularized.

Asset Update/CVA Regulatory Liability	-5,986	-2,463	143.0	The variation was mainly due to: (i) amortization of CVA and financial items approved in 2016.
Other Revenue/Financial Expenses	-5,173	-3,707	39.5

The variation was mainly due to: (i) Updating of escrow deposits; (ii) Interests on PIS/COFINS and CSLL arising from the reversal of credits with non-technical losses in the assessment of the period from May 2012 to April 2017.

BOA VISTA ENERGIA

Result Analysis

The Company had in 3Q17 a result 105% higher than the one recorded in 3Q16, going from a loss of R$ 78.6 million in 3Q16 to an increase of R$ 3.6 million in 3Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 6.6% in 3Q17, in comparison with 3Q16, going from R$ 77.9 million in 3Q16 to R$ 83 million in 3Q17.  The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
Generation
Supply of energy to distribution companies	0	9,868	-100.0

The variation was mainly due to: (i) as from January 2017, the company ceased the operation of the energy supply  for CERR - Companhia do Estado de Roraima, due to the transfer of the served by Cerr to Boa Vista Energia, on a temporary basis, according to MME 920 Ordinance of 2016. However, it was offset by the increase in distribution supply revenue due to the attendance of customers that were from Cerr.

Distribution
Supply	97,227	81,029	20.0

The variation was mainly due to: (i) application of the average tariff readjustment of 42% approved in November / 15 which were suspended by judicial measure in force until August 2016, affecting, therefore, only one month of 3Q16 and the three months of 3Q17; (ii) customer service from Cerr since January 2017.

Short Term Market	0	0	0.0	Not applicable.
Construction Revenue	2,318	4,965	-53.3	No effect on the result, due to equivalent construction expense, however, the variation was mainly due to: (i) decrease in the performance of works over the period.
CVA Revenue	10,307	-19	-54,347.4	The variation was mainly due to: (i) the average ACR and CVA of the Period of 2017 being higher compared to the same period of 2016.
Other Operating Revenues	9,170	3,200	186.6	The variation was mainly due to: (i) amortization of 9/12 installments of Impairment recorded in 2016.
Deductions to the Operating Revenue	-36,006	-21,166	70.1

The variation was mainly due to: (i) in 3Q17, PIS and COFINS credits on energy purchased/generated were higher compared to energy billed in the same period of 2016, considering that in 3Q16, readjustment of 42.5% was not fully applied, as it was suspended by preliminary injunction until August 2016; and (ii) change in methodology for the calculation of PIS and COFINS from January 2017 on CCC credits that were not being applied in 2016, according to the determination of the Internal Revenue Service (Receita Federal).

ROL	83,016	77,877	6.6	The variation was due to the reasons explained above.

Operating Costs and Expenses
The operating expenses presented a decrease of 59% in 3Q17 compared to 3Q16, going from R$ 129 million for R$ 52.5 million, presenting the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
Personnel	-19,015	-23,289	-18.4

The variation was mainly due to: (i) reclassification that occurred from January 2017 of amounts recorded in the personal account that related to the services extended to the interior of the State of Roraima, related to CERR. Until July, we did not segregate the cost values between capital and interior. As of August, there was the segregation of the accounts of the interior, which are currently in the assets of ED Roraima as receivables. These effects compensated the adjustments from ACT 2016-2018, which only affected 3Q17 and 3Q16 (9% percent effect from 4Q16, referring to the period 2016-2017, due to collective bargaining, and 4% for the period 2017-2018 as of May 2017).

Material	-767	-564	36.0	The variation was mainly due to: (i) increase of use of fuel and lubricants in vehicles.
Services	813	-4,368	-118.6

The variation was mainly due to: (i) rerating of values recorded in the account third-party services, nut which referred to the services extended uptown the State as of January/17, which were allocated in specific accounts uptown in 3Q17.  Until July, it impacted the capital result, although, in this quarter, there was separation of the composition of services between capital and uptown from 1Q17 to 3Q17.

Others	21	-618	-103.4

The variation was mainly due to: (i) reclassification that occurred from January 2017 of amounts recorded in the "other" account referring to the services extended to the interior of the State of Roraima, related to CERR. Until July, we did not segregate the cost values between capital and interior. As of August, there was the segregation of the interior accounts which, currently, are in the assets of ED Roraima as receivables.

Donations and contributions	0	0	0.0
Other operating expenses	21	-618	-103.4
TOTAL PMSO	-18,948	-28,839	-34.3	The variation was due to the reasons explained above.

Operating Costs - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
Energy Purchased for Resale	-54,783	-45,813	19.6

The variation was mainly due to: (i) the increase in electricity supply by Eletronorte due to the normalization of supply to Venezuela, and (ii) the extinction of the CDE from the tariff rate modality, which is deductible from the purchase price of energy.

Fuel	15,409	-66,352	100

The variation was mainly due to: (i) reduction of the average ACR which were R$  295.1 in 2016  and  R$ 204.8 in 2017; (ii) reclassification occurred from January 2017, from values recorded in the fuel account that referred to the services extended to the interior of the State of Roraima, related to CERR. Until July, we did not segregate the cost values between capital and interior. As of August, there was the segregation of the accounts of the interior, which are currently currently in the assets of ED Roraima as receivables.

(-) Recovery of CCC Expenses	21,224	-4,965
Charges for the Use of the Electricity Grid	0	0	0.0	Not applicable.
Construction Expense	-2,318	-4,965	-53.3	No effect on the result, due to equivalent construction revenue, however, the variation was mainly due to: (i) decrease in the performance of works over the period.
Depreciation and Amortization	-2,395	-2,803	-14.6	The variation was mainly due to: (i) the smaller increase of assets in the period.

Operating Provisions - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
	-10,718	-21,069	-49.1

The variation was mainly due to: (i) as from January 2017, the company ceased  the energy supply for Cerr - Companhia do Estado de Roraima, due to the area then served by Cerr ter was transferred to Boa Vista Energia itself on a temporary basis, in accordance with MME 920 Order of 2016. As a result, it no longer made a provision for doubtful accounts - PCLD related to Cerr's default, of approximately R$ 21 million.

Financial Result - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
Financial Investments Incomes	200	16	1150.0	The variation was mainly due to: (i) greater permanence of funds in account, for investment.
Debt Charges	-14,987	-2,042	633.9

The variation was mainly due to: (i) charges arising from the inflow of new loans and financing, contracted with RGR resources, to comply with the PPTSD (Temporary Provisioning Plan for the Distribution Service) of 2017.

Interest paid in arrears for energy	-15,198	-25,347	-40.0	The variation was mainly due to: (i) the timely payments connected to the energy purchased for resale with Eletronorte in 2017, which didn't occured in the 3Q16.
Net Monetary Correction	7,649	-8,654	-188.4

The variation was mainly due to: (i) rectification of accounts to meet Aneel's Chart of Accounts, with monetary restatement expenses related to financial expenses for Other financial income and expenses.

Asset Update/CVA Regulatory Liability	423	53	698.1	The variation was mainly due to: (i) increase of CVA in processing in 2017; and (ii) adjustment of SELIC rate of CVA.
Other Revenue/Financial Expenses	-4,938	8,578	-157.6

The variation was mainly due to: (i) rectification of accounts, in order to meet the Aneel Plan of Accounts, with monetary restatement expenses related to financial expenses for Other financial income and expenses.

CERON

Result Analysis

The Company had in 3Q17 a result 204% higher than the one recorded in 3Q16, going from a loss of R$ 91.5 million in 3Q16 to a loss of R$ 278 million in 3Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had a reduction of 15% in 3Q17, compared to the 3Q16, going from R$ 369 million in 3Q16 to R$ 314 million in 3Q17. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
Generation
Supply	0	0	0.0	Not applicable
Distribution
Supply	400,904	423,896	-5.4

The variation was mainly due to: (i) a negative adjustment of around -6% and a total market reduction of 2.4%, due to the migration of captive consumers to the free market; and (ii) return of Angra III Reserve Energy Charge, due to the undue payment by the CCEE - Electric Power Commercialization Chamber of consumers, with a reduction for Group B = 1.17%.

Short Term Market	23,140	0	0.0

The variation was mainly due to: (i) increase in the LDP, considering that in 2016 the average value was R $ 115.58 and in 2017 it was R $ 505.95; and (ii) overcontracting in the comparison period of 2016 was 9.5% and in 2017 it was 13.6%.

Construction Revenue	46,227	34,737	33.1	No effect on the result, due to the counterpart in construction expenses, but the variation was mainly due to: (i) increase in construction work in progress.
CVA Revenue	-8,531	64,001	-113.3

The variation was mainly due to: (i) creation of CVA for the 2017/2018 cycle, which resulted in a negative value of R $ 9.4 million, while in 2016 the value was positive in R $ 286.6 million ; and (ii) amortization of R $ 62.8 million of the CVA for the 2016/2017 cycle, (iii) in the period of 2017, there was no CVA registration of the tariff rate since the collection is suspended by preliminary injunction, while in 2016 , there was a registration in the amount of R $ 50.8 million.

Other Operating Revenues	11,742	22,012	-46.7

The variation was mainly due to: (i) reduction in the collection of quotas related to the subsidies arising from the CDE Uso, which is a sectoral charge, established by law, and paid by the distribution companies, whose annual value is fixed by ANEEL with the purpose of providing resources for the energy development of the states, to enable the competitiveness of electric energy and CDE to pay the ACR Account - Regulated Contracting Environment, whose values are established by ANEEL; and (ii) calculation of the New Replacement Value, which in the year 2017, has had a negative effect due to the update indexes.

Deductions to the Operating Revenue	-159,438	-175,682	-9.2

The variation was mainly due to: (i) reduction of ICMS due to the negative tariff readjustment and reduction of the captive market, due to the migration of industrial and commercial customers to free consumers; (ii) reduction of PIS / PASEP and COFINS, due to the same impacts already mentioned in the ICMS, together with the reduction of credits on the acquisition of energy, due to the gloss over the credits corresponding to commercial energy losses, in addition to the negative result of CVA as part of the tax base; and (iii) reduction of the CDE Uso and CDE ACR quotas, as determined by ANEEL.

ROL	314,044	368,964	-14.9	The variation was mainly due to the facts explained above.

Operating Costs and Expenses
The operating costs and expenses had a reduction of 3% in 3Q17 compared to the 3Q16, going from R$ 412.6 million to R$ 401.5 million, presenting the variations listed below:

Personnel, Material, Services and Others (PMSO) - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
Personnel	-37,207	-34,584	7.6

The variation was mainly due to: (i) the adjustment resulting from ACT 2016-2018, which only affected 3Q17 and not 3Q16 (9% per cent from 4Q16, referring to the period 2016-2017 , due to collective bargaining, and a 4% increase for the period 2017-2018 as of May 2017); (ii) inclusion of new participants in the pension plan, and (iv) return in 2017 of employees of Ceron who were required by the Holding.

Material	-1,571	-1,768	-11.1	The variation was mainly due to: (i) reduction referring to material for maintenance of distribution grid.
Services	-32,833	-33,680	-2.5	The variation was mainly due to: (i) the services of grids maintenance specially a reduction of Multifunctional Teams, Maintenance of Energized Line and Denergized Grid.
Others	-5,746	-24,273	-76.3
Donations and contributions	-130	-62	0.0	The variation was mainly due to: (i) the reclassification, in 2017, of certain accounts accounted for in 3Q6, as Others, to be adjusted to Aneel's Chart of Accounts.
Other operating expenses	-5,616	-24,211	-76.8
TOTAL PMSO	-77,357	-94,305	-18.0	The variation was due to the reasons explained above.

Operating Costs - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
Energy Purchased for Resale	-273,545	-257,312	6.3

The variation was mainly due to: (i) increase in the Cutting Factor, resulting in the increase of the gloss on the reimbursement of credits with the CCC Fund - Fuel Consumption Account; (ii) increase in the LDP (check if LDP increased), directly reflecting the short-term settlement costs in the operation of the Energy Purchase Agreement with Termonorte; (iii) partial recognition of the CNH-Novo Horizonte Agreement, impacting on reduction of the CCC Fund's reimbursement for isolated systems.

Fuel	0	0	0.0	Not applicable
(-) Recovery of CCC Expenses	0	0
Charges for the Use of the Electricity Grid	-4,489	-4,429	1.4	No relevant variation.
Construction Expense	-46,227	-34,737	33.1	No effect to result, due to counterpart, in equivalent amount, in construction revenue, but the variation was mainly due to: (i) reduction of new works in progress.
Depreciation and Amortization	-10,840	-8,460	28.1	The variation was mainly due to: (i) The addition of assets was smaller than in the period, given the smaller unitization.

Operating Provisions - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
	10,955	-13,353	-182.0

The variation was mainly due to: (i) a reversal of the contract for a cost of R $ 134.8 million and an impairment of R $ 35 million due to the temporary provision of temporary services, the permanence of which is linked until the assumption of the new (ii) reduction of allowance for doubtful accounts in the amount of R $ 22 million, partially offset by (iii) an increase in contingencies of R $ 76 million, factor are the amounts corresponding to new processes related to the mergers of the network in the total amount of R $ 30 million, and (iv) losses in the receipt of consumer credit in R $ 44 million.

Financial Result - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
Financial Investments Incomes	910	3,624	-74.9

The variation was mainly due to: (i) decrease in the financial investments of resources resulting from the reduction of the subsidies of the CCC Fund for the costing of expenses with the isolated system, as mentioned above.

Debt Charges	-45,326	-27,420	65.3

The variation was mainly due to: (i) The variation was mainly due to: (i) charges arising from the inflow of new loans and financing, contracted with RGR resources, to comply with the PPTSD of Temporary Provision of the Distribution Service) of 2017.

Interest paid in arrears for energy sold/purchased	9,605	10,478	-8.3	The variation was mainly due to: (i) improvement in the TAF - Tax on Financial Collection since there was a decrease in the price of electric energy.
Net Monetary Correction	-137,306	-7,053	1846.8

The variation was mainly due to: (i) reduction of interest on active updating of the subsidies of the CCC - Fuel Consumption Account, due to the Selic in 2017; (ii) reduction of the balance receivable from CCC due to the current receipt of the agreed installments; (iii) updating of the current debt with Petrobrás, whose reconciliation occurred in September based on the IPCA index + 1% of total R $ 129.2 million as established in the supply agreement, while the receivable is updated by Selic, and (iv) updates of the current contracts with Eletronorte / Termonorte.

Asset Update/CVA Regulatory Liability	-232	2,777	-108.4	The variation was mainly due to: greater obligation to return tariffs as established in Aneel's tariff regulation procedures.
Other Revenue/Financial Expenses	-18,399	-30,298	-39.3

The variation was mainly due to: (i) reclassification in 3Q17 of interest and penalties applied by suppliers Petrobrás and Termonorte for the monetary restatement account, and in 3Q16 these expenses were classified as Other financial expenses.

CEPISA

Result Analysis

The Company had in 3Q17 a result 111% superior than the one recorded in the 3Q16, going from aloss of R$ 237 million in the 3Q16 to a profit of R$ 25.8 million in 3Q17, mainly due to the reasons described below.

Operating Revenue

The Net Operating Revenue had an increase of 65% in 3Q17, compared to the 3Q16, going from R$ 300 million in 3Q16 to R$ 495.6 million in 3Q17. The variations of each income account are detailed below:

Gross Revenue - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
Distribution
Supply	295,710	437,192	-32.4

The variation was mainly due to: (i) reclassification of revenue from distribution to other revenues and revenue from excess demand and surplus of reactants for special obligations in compliance with the MCSE - Electric Sector Accounting Mechanism . If we consider the Supply and Other Operating Revenues account together to disregard the effects of reclassification between accounts, we can see an increase in revenue, due to higher billing of tariffs in the 3Q17.

Short Term Market	1	0	100.0	The variation was mainly due to: (i) overcontracting recorded in March/2017, with impact on April 2017, whereas, in the same period of 2016, CEPISA was subcontracted.
Construction Revenue	43,501	46,552	-6.6	No effect on the result, due to equivalent construction expense, however, the variation was mainly due to the reduction of works.
CVA Revenue	149,445	-52,463	-384.9	The variation was mainly due to: (i) amounts of CVA with effects resulting from the positive constitution and amortization in 2017 (active CVA), whereas, in 2016, result was negative (passive CVA).
Other Operating Revenues	219,201	42,574	414.9	The change was mainly due to: (i) reclassification of distribution revenue recorded in 3Q16 as supply revenue, and reclassified to Other Revenues in 3Q17, as reported above.
Deductions to the Operating Revenue	-212,200	-174,331	21.7

The variation was mainly due to: (i) increase in the quarter of tariff charges; (ii) increase in PIS / COFINS due to the increase in revenue and taxes resulting from the adhesion to the PRT-Tax Recovery Program (PRT).

ROL	495,658	299,524	65.5	The variation was due to the reasons explained above.

Operating Costs and Expenses
The operating expenses presented a decrease of 10% in 3Q17 compared to the 3Q16, going from R$ 491 million in to R$ 444 million, presenting the variations listed below

Personnel, Material, Services and Others (PMSO) - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
Personnel	-64,228	-57,330	12.0

The variation was mainly due to: (i) adjustments from ACT 2016-2018, which only affected 3Q17 and 3Q16 (9% percent effect from 4Q16, referring to the period 2016-2017, due to collective bargaining, and 4% for the period 2017-2018 as of May 2017); and (ii) admission of new employees to comply with the Term of Adjustment of Conduct executed with Public Mystery in substitution of outsourced services, by judicial decision;

Material	-3,187	-2,176	46.5

The variation was mainly due to: (i) increase in expenses with  support material, safety, hygiene and occupational medicine as a result of the increase in employees and (ii) increase in maintenance material, repair of vehicles and fuels due to the increase in the fleet, as a result of the fact that these services are being executed by the new employees hired, as informed above, while in 3Q16 they were rendered by outsourced services.

Services	-30,416	-27,538	10.5	The variation was mainly due to: (i) increase of expenses with the collection rate and (ii) services of opening and preservation of roads and deforestation.
Others	-23,068	-31,867	-27.6	The variation was mainly due to: (i) reduction of commercial losses.
Donations and contributions	0	0	0.0
Other operating expenses	-23,068	-31,867	-28
TOTAL PMSO	-120,899	-118,911	1.7	The variation was due to the reasons explained above.

Operating Costs - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
Energy Purchased for Resale	-250,908	-225,504	11.3

The variation was mainly due to: (i) increase resulting from the reversal of PIS/COFINS Credit on the non-technical losses, as well as a result of the increase of the amounts ascertained under the Surplus and Deficit Compensation Mechanism.

Fuel	0	0	0.0	Not applicable.
(-) Recovery of CCC Expenses	0	0
Charges for the Use of the Electricity Grid	-21,796	-19,754	10.3

The variation was mainly due to: (i) change in the System Service Charge, due to the greater energy security of the sector. This charge is levied to subsidize the maintenance of the reliability and stability of the National Interconnected Electric System.

Construction Expense	-43,501	-46,552	-6.6	No effect on the result, due to equivalent construction revenue, however, the variation was mainly due to the reduction of works.
Depreciation and Amortization	-11,718	-9,693	20.9	The variation was mainly due to: (i) increase of unitizations.

Operating Provisions - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
	4,654	-70,417	-106.6

The variation was mainly due to: (i) an increase in provisions for labor and civil lawsuits of R$ 37.5 million, partially compensated by; (ii) reversal of a provision for impairment of R$ 59.2 million, due to the amortization that becomes more significant due to the proximity of the final date of the temporary provision of distribution services in December 2017, (ii) reduction of commercial losses in the amount of R$ 107 million.

Financial Result - R$ Thousand	3Q17	3Q16	Variation (%)	Analysis
Financial Investments Incomes	648	2	32300.0	The variation was mainly due to: (i) increase of temporary investment of funds available in the period.
Debt Charges	-59,361	-45,373	30.8

The variation was mainly due to: (i) The variation was mainly due to: (i) the increase in refinancing operations with Eletrobras, (ii) charges arising from the inflow of new loans and financing, contracted with resources, to comply with the PPTSD (Temporary Service Plan for Distribution Service) of 2017.

Interest paid in arrears for energy sold	20,744	19,958	3.9	The variation was mainly due to: (i) updating of overdue credits with consumers (interests and penalties), mainly caused by campaigns for payment in installments.
Net Exchange Variations	0	0	0.0	Not applicable.
Net Monetary Correction	-17,551	-15,070	16.5

The variation was mainly due to: (i) reduction of active monetary restatements of consumer loans; (ii) a significant increase in the updating of taxes for inclusion in the Tax Regularization Program in May 2017.

Asset Update/CVA Regulatory Liability	25,478	-6,557	488.6	The variation was mainly due to: (i) reduction of updating of CVA amounts. In 2017, we had an active CVA, whereas, in 2016, we had a passive CVA.
Other Revenue/Financial Expenses	-10,617	1,143	-1028.9	The variation was mainly due to: (i) reduction of default of payments to suppliers.

DFR - Investor Relations Superintendence
Marketletter - Annex III - 3Q17
Operating Information of the Subsidiaries

I. Market Data of Eletrobras Companies

I.1 Installed Capacity – MW
Company	Integral Responsability (a)	Integral Responsability under terms of 13,182/15 Law (b)	Integral Responsability under O&M Regime (c)	SPE (d)	SPE under O&M Regime (e)	Physical Aggregation 2017	Total (a+b+c+d+e)
Eletrobras Holding (1)	-	-	-	598	-	92	598
Eletronorte	9,282	-	78	900	-	100	10,260
Chesf	32	1,864	8,399	1,767	-	120	12,062
Furnas	2,130	2,082	4,617	2,591	403	0	11,823
Eletronuclear	1,990	-	-	-	-	-	1,990
Eletrosul	476	-	-	1,593	-	-	2,069
CGTEE	413	-	-	-	-	-	413
Itaipu Binacional	7,000	-	-	-	-	-	7,000
Amazonas G&T	884	-	-	-	-	189	884
Distribution Companies	406	-	-	-	-	-	406
Total	22,613	3,946	13,094	7,449	403	501	47,505
(1) The Artilleros Wind farm was not considered, because it is an enterprise located abroad.

I.2 Transmission Lines - Km
Company	Integral Responsability (a)	Integral Responsability under O&M Regime (b)	SPE (c)	Physical Aggregation 2017	Total (a+b+c)
Eletronorte	1,735	9,783	2,072	- 259	13,590
Chesf	1,475	18,981	1,653	80	22,109
Furnas	1,514	18,782	1,897	201	22,194
Eletrosul	1,564	9,513	1,092	86	12,169
Amazonas G&T	390	-	-	-	390
Total	6,678	57,060	6,714	107	70,451

Explanation for the difference of 228.9 km of the TL 230kV under O&M Eletronorte: actually, the TL Rio Verde-Rondonópolis belongs to Furnas. The TLs Utinga-Miramar- C1 and C2, which were registered as Integral Responsability, were allocated to Integral Responsability under O&M Regime. Besides, a connection of the SS Xingu, added 0.5 km.

II. Generation Data

II.1 Installed Capacity - MW

II.1.2 Generation Assets and Generated Energy

II.1.2.1 Generation Assets and Generated Energy – Enterprises under Integral Responsability
Eletrobras Companies	Enterprise	Location	Beginning of Operation	End of Operation	Installed Capacity	Energy Assured	Generated Energy (MWh)			RCE			FCE
		(State)			(MWh)	(MWh Average)	1Q17	2Q17	3Q17	MW Médio	Avg Price (R$/MWh)	Contracts and Termination of Contracts in the RCE	MW Average
Eletronorte	Tucuruí Complex	PA	Nov-84	Jul-24	8.535,00	4.140,00	9.414.280	9.065.109	5.124.129	202,50	327,24	LEILÃO PRODUTO 2014 - 2019	3.937,50
	HPU Samuel	RO	Jul-89	Sep-29	216,75	92,70	189.532	203.229	131.277	-	-	-	92,70
	HPU Curuá-Una	PA	Apr-77	Jul-28	30,30	24,00	49.951	63.433	60.932	-	-	-	24,00
	TPU Rio Madeira (1)	RO	Apr-68	Sep-18	119,35	-	-	-	-	-	-	-	-
	TPU Santana (4)	AP	Mar-93	Dec-24	177,74	22,30	-	-	-	-	-	-	-
	TPU Rio Branco I (2)	AC	Feb-98	Jul-20	18,65	0,00	-	-	-	-	-	-	-
	TPU Rio Branco II (2)	AC	Apr-81	Jul-20	32,75	0,00	-	-	-	-	-	-	-
	TPU Rio Acre	AC	Dec-94	Abr/25	45,49	0,00	-	-	-	-	-	-	-
	TPU – Santarém (5)(7)	PA	Jun-14	(5)	0	0,00	-	-	-	-	-	-	-
	TPU Senador Arnon Afonso Farias de Mello (3)	RR	1st Unit (mach. 2) Dec-90; 2nd Unit (mach.1) Jun-91; 3rd Unit (mach.3) Dec-93	Aug-24	85,99	0,00	-	-	-	-	-	-	-
	TPU Araguaia (6)	MT	Apr-16	(6)	23,10	-	23.366	25.494	31.087	-	-	-	-
Chesf (9)	Curemas	PB	Jun-57	Nov-24	3,52	1	3,80	2,93	-	-	-	-	-
	Camaçari (8)	BA	Feb-79	Aug-27	0,00	-	-	-	-	-	-	-	-
	Casa Nova II (16)	BA	set/17	dez/37	28,00	7,10	0,00	-	367,71	-	-	-	-
Furnas	Mascarenhas de Moraes	MG	Apr-73	Oct-23	476,00	295,00	610.795,94	244.719,26	491.045	101	294	13thLEE2014 - Dec/2019 14thLEE2005 - Dec/2017	184,60
	Simplício (10)	RJ	Jun-13	Aug-41	305,70	175,40	423.063,93	243.941,52	106.576	185	217,47	1stLEN2005 - Dec/2039	2,39
	Batalha	MG	May-14	Aug-41	52,50	48,80	23.205,38	24.184,42	29.953	47	219,11	1stLEN2005 - Dec/2039	0,35
	Serra da Mesa (48,46%) (11)	GO	Apr-98	Nov-39	1.275,00	671,00	565.503,63	578.432,73	571.127	229	294,43	13thLEE2014 - Dec/2019 14thLEE2005 - Dec/2017	418,12
	Manso (70%) (11)	MT	Oct-00	Feb-35	212,00	92,00	197.229,15	152.786,02	134.032	90	214,56	1stLEN2005 - Dec/2037 1stLEN2005 - Dec/2039	1,52
	Santa Cruz (12)(13)	RJ	Mar-67	Jul-15	500,00	401,20	373.248,76	504.771,67	729.519	351	119,34	5thLEN2012 - Dec/2026	7,91
	Roberto Silveira (Campos)	RJ	Apr-77	Jul-27	30,00	20,90	0,00	0,00	1.520,57	-	0,00	-	4,45
Eletronuclear	Angra I	RJ	Jan-85	Dec-24	640,00	509,80	1.391.964	1.148.755	689.089	-	-	-	-
	Angra II	RJ	Sep-00	Aug-40	1.350,00	1.204,70	2.571.536	2.968.054	2.993.725	-	-	-	-
Eletrosul	HPU Governador Jayme Canet Júnior*	PR	Nov-12	Jul-42	177,94	96,90	294.328	243.432	241.250	94,08	209,74	dez/40	0,68
	HPU Passo São João	RS	Mar-12	Aug-41	77,00	41,10	117.142	79.491	81.708	37,00	215,18	dez/39	2,85
	HPU São Domingos	MS	Jun-13	Dec-37	48,00	36,40	87.441	58.306	69.112	36,00	225,51	dez/41	0,32
	SHU Barra do Rio Chapéu	SC	Feb-13	May-34	15,15	8,61	17.648	17.168	8.578	-	-	NA	8,50
	PCH João Borges	SC	Jul-13	Dec-35	19,00	10,14	13.362	13.876	7.122	-	-	NA	9,94
	WPP Cerro Chato I	RS	Jan-12	Aug-45	30,00	11,33	18.441	24.636	28.190	10,71	209,78	jun/32	0,34
	WPP Cerro Chato II	RS	Aug-11	Aug-45	30,00	11,33	18.612	26.120	30.340	11,00	209,78	jun/32	0,05
	WPP Cerro Chato III	RS	Jun-11	Aug-45	30,00	11,33	18.533	26.520	29.853	10,95	209,78	jun/32	0,09
	WPP Coxilha Seca	RS	Dec-15	May-49	30,00	13,20	22.932	32.329	35.293	4,12	161,48	dez/35	9,30
	WPP Capão do Inglês	RS	Dec-15	May-49	10,00	4,50	7.848	11.238	12.241	1,39	161,89	dez/35	3,20
	WPP Galpões	RS	Dec-15	May-49	8,00	3,50	6.251	8.706	9.785	1,04	163,07	dez/35	2,56
	Megawatt Solar	SC	Sep-14	-	0,93	NA	383	231	286	-	-	NA	0,01
CGTEE	P. Médici (Candiota) (14)	RS	Jan-74	Jul-15	63,00	49,17	116.296	30.825	12.726	-	-	-
	Candiota III – Fase C	RS	Jan-11	Jul-41	350,00	201,42	238.161	379.666	414.286	146,00	198,33	35 CCEAR´s - Dec/2023
	S. Jerônimo (São Jerônimo)	RS	Apr-53	Jul-15	-	-	-			-	-	-
	Nutepa (Porto Alegre)	RS	Feb-68	Jul-15	-	-	-			-	-	-
Itaipu Binacional	Itaipu Binacional	Brazil (Paraná) and Paraguay (Alto Paraná)	Mar-85	-	7.000	8.577,00	25.604.788	22.560.165	21.836.361	-	-	-	-
Amazonas GT	HPU Balbina	AM	Jan-89	Mar-27	249,75	132,30	145.662	215.313	262.611	125,92	301,92	mar/27	-
	TPP Aparecida	AM	Feb-84	Jul-20	166,00	150,00	0	80.839	70.611	145,30	125,74	jul/20	-
	TPP Mauá (17)	AM	Apr-73	Jul-20	260,00	129,80	189.713	110.528	155.906	98,61	108,59	-	-
	TPP São José	AM	Feb-08	Oct-17	50,00	50,00	0	33.593	111.518	-	-	-	-
	TPP Flores	AM	Feb-08	Dec-17	80,00	80,00	2	128.879	173.988	-	-	-	-
	TPP Iranduba	AM	Nov-10	Dec-17	25,00	25,00	0	33.335	55.672	-	-	-	-
	TPP MAUÁ 3 (15)	AM	Sep-17	Dec-18	590,75	583,00		36.482	49.402	98,61	108,59	Jul-20	-
(1) Order No. 223 of 01.28.2014 ANEEL declares as unserviceable assets of TPU Rio Madeira.
(2) Order No. 136 of 01.21.2014 ANEEL, recommends the MME extinction of the public service commitment of TPUs Rio Branco I and Rio Branco II.

(3) Authoritative Resolution No. 2,894/2011 transfers TPP Senador Arnon Farias de Mello from Eletronorte to Boa Vista S.A. up to 10 February, 2012. Ordinance No. 318/2014 extends deadline up to the date of effective interconnection of the Isolated System of Boa Vista to the SIN.

(4) The energy assured of block I in TPP Santana is 13.4 Mwmed and of block II is 8.9 Mwmed. MME Ordinance No. 185, of 12/27/2012.
(5) MME Ordinance No. 4 of 01/09/2017 decides to undo the energy contracting from TPP Santarem from January 2017 onwards. MME Ordinance No. 88/2014 and MME Ordinance No.418/2014 were repealed.

(6) MME Ordinance No. 333/2015, emergentially, granted Eletronorte the installation of 20 MW until 2019 or the go-live of the structuring solution. Commercial operation authorized from 04/09/2016 onwards (Order No. 872/2016 - SCG/ANEEL of 04/08/2016)

(7) In response to Official Letter No. 729/2015 SFG/ANEEL, CE PRI 248 of 10/19/2015 establishes the go live dates of HPU's Samuel, Curuá-Uma, Tucuruí I and II and TPP Santana.
(8) Camaçari Plant should be definitely out of service from 08/02/2016 onwards, according to ANEEL Order No.3,247/2016 of 12/13/2016.
(9) We consider the end of operation as being the end of concession, however, according to ANEEL Ordinance No. 3,247 of 12/13/2016, Camaçari plant has suspended its operation from 08/02/2016 onwards.
(10) 175.40 MW average correspond to physical guarantee Simplicio only. The Simplicio Anta complex will have 191.30 MW of assured power when Anta is in commercial operation.
(11) Shared HPU's, but Furnas, through energy purchase contracts, receives the partner portion - considering energy assured and the total generation of each HPU.

(12) The capacity of 500 MW excludes the GUs 3 and 4, which commercial operation is temporarily suspended by ANEEL Order No. 3,263 of 10/19/2012. It includes, however, the capacity of 150MW of GUs 11 and 21 although they are not operating due to a delay in expansion works of the plant.

(13) Considering only fixed revenues
(*) The amounts reported refer to the Company's participation in the project (Governador Jayme Canet Júnior Consortium - 49% Eletrosul)
(14) The B Phase of P. Médici, which is inoperative since 03/01/2017 due to environment issues, considers the installed capacity and the energy assured.
(15) Mauá 3 operates commercially with 1 generating unit with installed capacity of 189,55 MW.
(16) WPP Casa Nova II is under operation phase test.
(17) TPP Mauá operates in Block 3 with 110 MW and in block 4 with 14 MW, according to Aneel Dispatch no. 1,853 / 2016.

II.1.2.1.1 Eletrobras Companies Average price of Sale and Purchase of Energy
3Q17	Eletrobras Companies Average Price(R$)

RCE	226,06
FCE	157,44
Purchase of energy	189,9

II.1.2.2 Generation Assets and Generated Energy – Enterprises under Integral Responsibility – O&M - renewed by 12,783/13 law
Eletrobras Companies	Enterprise	Location	Beginning of Operation	End of Operation	Installed Capacity	Energy Assured	Generated Energy (MWh)			Quotas – O&M Regime: Law 12,783/2013				FCE - Law 13,182/2015 (2)
		(State)			(MW)	(MW Average)	1Q17	2Q17	3Q17	MW Average	GAG (R$ Million)	RAG (R$ Million)	Amount of new investments recognized by Aneel in GAG in the last adjustment (R$ Million) (1)	MW Average	Average price (R$/MWh)
Eletronorte	HPU Coaracy Nunes	AP	Oct-75	Dec-42	78.00	62.60	135,044.21	158,044.19	156,469.89	62.60	-	12.07	-	n/a	n/a
Chesf	Funil	BA	Mar-62	Dec-42	30.00	10.91	4,701.05	9,931.73	13,323.24	10.90	4.15	8.91	0.13	0.24	133.67
	Pedra	BA	Apr-78	Dec-42	20.01	3.74	7,042.86	5,254.94	2,113.76	3.70	2.20	3.68	0.19	0.08	133.67
	Araras (1)	CE	Feb-67	Jul-15	4.00	0.03	0.00	0.00	-	-	-	-	-	-	-
	Complexo de Paulo Afonso	BA	Jan-55	Dec-42	4,279.60	2,225.00	1,491,198.43	1,322,835.24	1,191,745.62	2,225.00	170.70	527.31	31.96	49.16	133.67
	Luiz Gonzaga (Itaparica)	PE	Feb-88	Dec-42	1,479.60	959.00	672,052.33	595,573.55	531,249.22	959.00	84.18	212.29	5.16	21.19	133.67
	Boa Esperança (Castelo Branco)	PI	Jan-70	Dec-42	237.30	143.00	277,249.89	257,517.60	214,113.67	143.00	21.11	48.80	8.98	3.16	133.67
	Xingó	SE	Apr-94	Dec-42	3,162.00	2,139.00	1,721,044.77	1,403,727.27	1,081,827.45	2,139.00	150.12	405.55	3.06	47.26	133.67
Furnas	Furnas	MG	Mar-63	Dec-42	1,216.00	598.00	971,441.47	441,009.55	926,431.69	598	279.31	696.54	64.90	n/a	n/a
	Luis Carlos Barreto (Estreito)	SP/MG	Jan-69	Dec-42	1,050.00	495.00	962,145.34	448,532.38	797,170.07	495	67.31	212.60	63.60	n/a	n/a
	Porto Colômbia	MG/SP	Mar-73	Dec-42	320.00	185.00	481,487.24	250,170.19	333,180.87	185	59.41	148.41	0.37	n/a	n/a
	Marimbondo	SP/MG	Apr-75	Dec-42	1,440.00	726.00	1,576,380.71	941,770.57	1,265,167.97	726	26.52	44.21	0.17	n/a	n/a
	Funil	RJ	Apr-69	Dec-42	216.00	121.00	221,088.99	181,645.75	183,661.64	121	76.99	202.56	0.29	n/a	n/a
	Corumbá I	GO	Apr-97	Dec-42	375.00	209.00	230,575.60	179,983.95	204,879.61	209	19.61	28.01	0.24	n/a	n/a
Eletronuclear	-	-	-	-	-	-	-			-	-	-	-	-	-
Eletrosul	-	-	-	-	-	-	-			-	-	-	-	-	-
CGTEE	-	-	-	-	-	-	-			-	-	-	-	-	-
Itaipu Binacional	-	-	-	-	-	-	-			-	-	-	-	-	-
Amazonas GT	-	-	-	-	-	-	-			-	-	-	-	-	-
(1) The assured energy of Araras is 0.03 mW average, according to MME Ordinance No. 58 of 07/30/2012.

II.1.2.3 Generation Assets and Generated Energy – Enterprises under Integral Responsibility renewed by 13,182/15 Law
Eletrobras Companies	Enterprise	Location	Beginning of Operation	End of Operation	Installed Capacity	Energy Assured	Energia Gerada (MWh)			RCE			FCE
		(States)			(MW)	(MW Average)	1Q17	2Q17	3Q17	MW Average	Average price (R$/MWh)	Contracts and Validity in RCE	MW Average
Chesf	Sobradinho	BA	Apr-79	Feb-52	1,050.30	531.00	346,506	299,374	256,492	531.00	-	-	477.90
Furnas	Itumbiara (1)	GO/MG	Apr-75	Dec-42	2,082.00	1,015.00	1,100,000	296,426	1,342,263	278.00	294.43	13thLEE2014 - Dec/2019 14thLEE2005 - Dec/2017	709.29

(1) Law 13,182 of 11.03.2015, allowed FURNAS to extend the HPU Itumbiara concession provided that it had participation in Southest-Midwest Energy Fund (FESC) and in energy contracts backed by the plant assured energy with consumer units located in  Southest-Midwest market, from auctions held by Furnas. Therefore, Furnas will have the HPU Itumbiara concession extended for an additional period up to 30 years.

II.1.3. Energy Sold

II.1.3.1 Energy Sold by enterprises not renewed by 12,783/13 Law
Company	Buyer	3Q17
		R$ Million	MWh
Eletronorte	Eletrobras System	125.07	567,544
	Others	1,246.34	7,182,531
Chesf	Eletrobras System	-	-
	Others	250.22	1,617,920
Furnas	Eletrobras System	52.01	195,908
	Others	995.19	4,823,824
Eletronuclear	Eletrobras System	34.74	156,222
	Others	737.26	3,315,177
Eletrosul	Eletrobras System	0.00	0
	Others	103.84	505,052
CGTEE	Eletrobras System	70.47	688,128
	Others	0.00	0
Itaipu Binacional	Eletrobras System	844.55	19,560,850
	Others	79.06	2,837,603
Amazonas GT	Eletrobras System	144.89	752,706
	Others	0.00	0

II.1.3.2 Energy Sold by enterprises renewed by 12,783/13 Law – O&M
Company	Buyer	3Q17
		R$ Million	MWh
Eletronorte	Eletrobras System	0.15	6,120
	Others	3.86	150,350
Chesf	Eletrobras System	26.41	450,371.41
	Others	326.19	11,383,625
Furnas	Eletrobras System	-	-
	Others	-	-
Eletronuclear	Eletrobras System	-	-
	Others	-	-
Eletrosul	Eletrobras System	-	-
	Others	114.41	526,735
CGTEE	Eletrobras System	90.25	430,992.00
	Others	115.02	315,120
Itaipu Binacional	Eletrobras System	836.96	18,517,085
	Others	75.89	3,169,017
Amazonas GT	Eletrobras System	144.03	705,269.87
	Others	-	-

II.1.3.3 CCEE Settlement (Spot and MRE)
Company	3Q17
	R$ Million	MWh
Eletronorte	-353.19	- 2,369,098
Chesf	19.41	- 321,888
Furnas	-63.79	-
Eletronuclear	-	-
Eletrosul	1.09	247,265
CGTEE	4.13	- 213,308
Itaipu Binacional	n/a	n/a
Amazonas GT	157.05	36,268.80

II.1.4 Energy purchased for Resale
Company	Buyer	3Q17
		R$ Million	MWh
Eletronorte	Eletrobras System	-	-
	Others	333.73	2,634,591
Chesf	Eletrobras System	-	-
	Others	92.00	516,215
Furnas	Eletrobras System	-	-
	Others	204.88	1,017,156
Eletronuclear	Eletrobras System	n/a	n/a
	Others	n/a	n/a
Eletrosul	Eletrobras System	116.49	641,776
	Others	-	-
CGTEE	Eletrobras System	58.34	318,080
	Others	-	-
Itaipu Binacional	Eletrobras System	n/a	n/a
	Others	n/a	n/a
Amazonas GT	Eletrobras System	-	-
	Others	-	-

II.1.5 Average Rate – R$/MWh

II.1.5.1 Enterprises not renewed by 12,783/13 Law
Eletrobras Companies	3Q17
Eletronorte	176.95
Chesf	197.86
Furnas	208.70
Eletronuclear	222.39
Eletrosul	217.21
CGTEE	275.12
Itaipu Binacional (1)	22.60
Amazonas GT	204.22
(1) Amounts in U$/KW.

II.1.5.2 Enterprises renewed by 12,783/13 Law – O&M
Eletrobras Companies	3Q17
Eletronorte	25.65
Chesf	44.21
Furnas	40.58
Eletronuclear	n/a
Eletrosul	n/a
CGTEE	n/a
Itaipu	n/a
Amazonas GT	n/a

II.1.6 Fuel used by Electric Energy Production
Eletrobras Companies	Type	Unit	3Q17
			Amount	R$ Million
Eletronorte	Special Diesel Oil	Litre	-	-
Chesf	Diesel Oil	Litre	-	-
	Gas	m3	-	-
Furnas	Special Diesel Oil	Litre	-	-
	Fuel Oil B1	Ton	-	-
	Diesel Oil	Litre	-	-
	Gas	m3	218,419,508	158.08
Eletronuclear	Uranium	kg	88,438	92.42
Eletrosul	n/a	n/a	n/a	n/a
CGTEE	Coal	Ton	108,131	7.52
	Fuel Oil	kg	1,732,455	3.03
	Diesel Oil	Litre	35,964	0.09
	Quicklime	kg	23.669.98,00	8.63
Itaipu Binacional	n/a	n/a	n/a	n/a
Amazonas GT	Diesel Oil	Litre	-	-
	gas	m3	14,368	21,251

III. Transmission – Assets under Integral Responsibility

III.1 Transmission Lines Extension

III.1.1.1 Transmission Lines Extension – Enterprises not renewed by 12,783/13 Law - Km
Eletrobras Companies	765 KV	600 KV	525 KV	500 KV	440 KV	345 KV	230 KV	138 KV	<138 KV	Total
Eletronorte	-	-	-	-	-	-	1,735	-	-	1,735
Chesf	-	-	-	-	-	-	1,475	-	-	1,475
Furnas	-	-	-	844	-	161	116	393	-	1,514
Eletrosul	-	-	1,047	-	-	-	504	-	13	1,564
Amazonas GT	-	-	-	-	-	-	389	-	-	389
Total	-	-	1,047	844	-	161	4,219	393	13	6,677

III.1.1.2 Transmission Lines Extension – Enterprises renewed by 12,783/13 Law - Km
Eletrobras Companies	765 KV	600 KV	525 KV	500 KV	440 KV	345 KV	230 KV	138 KV	<138 KV	Total
Eletronorte	-	-	-	3,243	-	-	5,376	960	203	9,783
Chesf	-	-	-	5,373	-	-	12,834	463	311	18,981
Furnas	2,698	1,612	-	4,005	-	6,145	2,041	2,117	165	18,783
Eletrosul	-	-	422	2,173	-	-	4,943	1,918	56	9,513
Amazonas GT	-	-	-	-	-	-	-	-	-	-
Total	2,698	1,612	422	14,795	-	6,145	25,194	5,459	735	57,060

III.2 Transmission Losses - %
Empresa Eletrobras	3Q17
Eletronorte	0.95%
Chesf	2.29%
Furnas	2.15%
Eletrosul	1.34%
Amazonas GT	0.13%

III.3 Transmission Lines

III.3.1 Transmission Lines – Enterprises not affected by 12,783 Law
Eletrobras Companies	From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR on 09.30.17(R$ Million)(1)	Readjustment Index
Eletronorte	TL 230 kV ABUNA /PORTO VELHO C-2 RO	188.00	230	Feb-14	Nov-39	11.32	3.60%
	TL 230 kV ABUNA /RIO BRANCO 1 C-2 RO/AC	298.00	230	Jan-14	Nov-39	17.83	3.60%
	TL 230 kV ARIQUEMES /JI-PARANA C-3 RO	165.00	230	Mar-16	Nov-39	9.70	3.60%
	TL 230 kV COLETORA PORTO VELHO /PORTO VELHO C-2 RO	22.00	230	Aug-15	Feb-39	0.44	3.60%
	TL 230 kV COLETORA PORTO VELHO /PORTO VELHO C-1 RO	22.00	230	Aug-15	Feb-39	0.44	3.60%
	TL 230 kV JI-PARANA /PIMENTA BUENO C-3 RO	119.20	230	May-16	Nov-39	7.00	3.60%
	TL 230 kV JORGE TEIXEIRA /LECHUGA C-2 AM	29.54	230	Feb-14	Jul-40	1.48	6.40%
	TL 230 kV JORGE TEIXEIRA /LECHUGA C-1 AM	29.54	230	Feb-14	Jul-40	1.48	6.40%
	TL 138 kV JORGE TEIXEIRA /LECHUGA C-3 AM	29.54	230	Mar-15	May-42	1.95	7.48%
	TL 230 kV PIMENTA BUENO /VILHENA C-3 RO	161.00	230	Dec-15	Nov-39	9.47	3.60%
	TL 230 kV RIB.GONCALVES /BALSAS C-1 PI/MA	95.00	230	Dec-11	Jan-39	2.00	3.60%
	TL 230 kV SAMUEL /ARIQUEMES C-3 RO	154.44	230	Dec-15	Nov-39	9.05	3.60%
	TL 230 kV SAMUEL /PORTO VELHO C-3 RO	42.40	230	Oct-15	Nov-39	2.47	3.60%
	TL 230 kV SAO LUIS II /SAO LUIS III C-1 MA	35.94	230	May-10	Mar-38	1.32	3.60%
	TL 230 kV VILHENA /JAURU C-3 RO/MT	343.60	230	Nov-15	Nov-39	19.80	3.60%
Chesf	Ibicoara-Brumado, C1	94.50	230	Mar-12	Jun-37	3.02	1.04%
	Milagres-Coremas, C2	119.80	230	Jun-09	Mar-35	6.85	1.04%
	Milagres-Tauá, C1	208.10	230	Dec-07	Mar-35	10.06	1.04%
	Paulo Afonso III- Zebu II, C1	5.40	230	Aug-12	Aug-39	0.15	1.04%
	Paulo Afonso III- Zebu II, C2	5.40	230	Aug-12	Aug-39	0.15	1.04%
	Paraiso-Açu II, C2	132.80	230	Sep-10	Jun-37	3.84	1.04%
	Picos-Tauá II, C1	183.20	230	Feb-13	Jun-37	5.12	1.04%
	Pirapama II-Suape II, C1	20.90	230	Dec-12	Jan-39	0.87	1.04%
	Pirapama II-Suape II, C2	20.90	230	Dec-12	Jan-39	0.87	1.04%
	Suape III-Suape II, C1	3.60	230	Dec-12	Jan-39	0.51	1.04%
	Suape III-Suape II, C2	3.60	230	Dec-12	Jan-39	0.51	1.04%
	C. Mirim II-João Câmara II C1	74.50	230	Feb-14	Nov-40	1.91	1.04%
	Extremoz II-C. Mirim II C1	31.40	230	Feb-14	Nov-40	0.62	1.04%
	Jardim/Penedo, C1	110.00	230	Mar-14	Mar-38	2.71	1.04%
	B. Jesus da Lapa II – Igaporã II	115.00	230	May-14	Nov-40	2.90	1.04%
	Acaraú II-Sobral III, C2	91.30	230	Sep-15	Nov-40	2.66	1.04%
	Igaporã II-Igaporã III,C1	5.40	230	out/15	Jun-42	0.10	1.04%
	Igaporã II-Igaporã III,C2	5.40	230	out/15	Jun-42	0.10	1.04%
	Igaporã III-Pindaí II,C1	49.50	230	out/15	Jun-42	2.29	1.04%
	Paraiso-Lagoa Nova II, C1	65.40	230	dez/16	Oct-41	2.86	1.04%
	Ceará Mirim II-Touros II	61.50	230	mai/17	Jun-42	2.27	1.04%
	Casa Nova II-Sobradinho, C1	67.10	230	Sep-17	ICG	-	1.04%
Furnas	TL 345 kV CAMPOS /MACAE MERCHAN C-3 RJ	90.00	345	Jun-10	-	14.89	IGPM
	TL 345 kV ITAPETI /NORDESTE C-1 SP	29.00	345	Dec-14	-	4.31	IPCA
	TL 345 kV ITAPETI /TIJUCO PRETO C-4 SP	21.00	345	Jan-13	-	2.21	IPCA
	TL 345 kV ITAPETI /TIJUCO PRETO C-3 SP	21.00	345	Jan-13	-	2.21	IPCA
	TL 500 kV B.DESPACHO 3 /OURO PRETO 2 C-1 MG	180.00	500	Feb-16	-	9.06	IPCA
	TL 500 kV IBIUNA /BATEIAS C-2 SP/PR	332.00	500	Mar-03	-	67.98	IGPM
	TL 500 kV IBIUNA /BATEIAS C-1 SP/PR	332.00	500	Mar-03	-	67.98	IGPM
	TL 230 kV PIRINEUS /XAVANTES C-2 GO(1)	50.00	230	Mar-16	-	-	0.00%
	TL 138 kV BATALHA / PARACATU (5)	85.00	138	Sep-13	-	(2)	0.00%
	TL 138 kV SIMPLÍCIO / ROCHA LEÃO C-2 (3)	119.00	138	Jun-13	-	(2)	0.00%
	TL 138 kV SIMPLÍCIO / ROCHA LEÃO C-1 (3)	119.00	138	Jun-13	-	(2)	0.00%
	TL 230 kV MANSO / NOBRES (3) (4)	66.00	230	Nov-00	-	(2)	0.00%
	TL 138 kV MANSO / NOBRES (5)	70.00	138	Aug-99	Feb-35	(2)	0.00%
Eletrosul	TL 132 kV CV URUGUAIANA /PASO DE LOS LIBRES C-1 RS	12.50	132	Sep-94	Jul-21	0.37	IPCA
	TL 230 kV FOZ DO CHAPECO /GUARITA	76.12	230	Oct-16	Jun-41	0.63	IPCA
	TL 230 kV FOZ DO CHAPECO /XANXERE ESU C-2 RS/SC	77.60	230	Oct-10	Jun-41	0.94	IPCA
	TL 230 kV FOZ DO CHAPECO /XANXERE ESU C-1 RS/SC	77.60	230	Oct-10	Jun-41	0.94	IPCA
	TL 230 kV MONTE CLARO /GARIBALDI 1 C-1 RS	32.70	230	Sep-13	Oct-40	2.21	IPCA
	TL 230 kV PRE.MEDICI /SANTA CRUZ 1 C-1 RS	237.40	230	Jan-10	Mar-38	5.36	IPCA
	TL 500 kV ABDON BATISTA /C.NOVOS C-1 SC	35.00	525	Sep-06	Mar-35	8.59	IGPM
	TL 500 kV BIGUACU /ABDON BATISTA C-1 SC	234.80	525	Sep-06	Mar-35	49.13	IGPM
	TL 500 kV BIGUACU /BLUMENAU C-1 SC	88.00	525	Sep-06	Mar-35	18.92	IGPM
	TL 500 kV CASCAVEL OEST /IVAIPORA C-1 PR	203.40	525	Oct-05	Feb-34	39.40	IGPM
	TL 500 kV IVAIPORA /S.SANTIAGO C-2 PR	168.50	525	Oct-05	fe/34	36.02	IGPM
	TL 525 kV C.NOVOS /NOVA STA RITA C-1 SC/RS	257.43	525	May-09	Apr-36	33.56	IGPM
	TL 230 kV PRE.MEDICI /CANDIOTA	2.80	230	Jul-15	Dec-42	Isolated System. No AAR.	-
	TL 525 kV Candiota - Melo (Fronteira Uruguai)	60.00	525	Jul-15	Dec-40	Isolated System. No AAR.	-

Amazonas G&T	TL 230 kV CRIST. ROCHA /LECHUGA C-1 AM	5.44	230	Jul-13	without definition	0.15	-
	TL 230 kV JORGE TEIXEIRA /MAUA III C-2 AM	13.39	230	May-14	without definition	0.79	-
	TL 230 kV JORGE TEIXEIRA /MAUA III C-1 AM	13.39	230	May-14	without definition	0.79	-
	TL 230 kV LECHUGA /MANAUS C-2 AM	19.70	230	Apr-15	without definition	0.55	-
	TL 230 kV LECHUGA /MANAUS C-1 AM	19.73	230	Aug-14	without definition	0.55	-
	TL 230 kV PRES FIGUEIREDO /RL (UHE BALBINA / CRIST. ROCHA) C-1 AM	0.13	230	Sep-98	without definition	0.00	-
	TL 230 kV UHE BALBINA /CRIST. ROCHA C-1 AM	154.89	230	Nov-16	without definition	4.32	-
	TL 230 kV UHE BALBINA /LECHUGA C-1 AM	159.29	230	Aug-14	without definition	4.51	-
	TL 230 kV BALBINA - BALBINA C-1 AM	0.59	230	Feb-89	without definition	(6)	-
	TL 230 kV BALBINA - BALBINA C-2 AM	0.64	230	Feb-89	without definition	(6)	-
	TL 230 kV BALBINA - BALBINA C-3 AM	0.64	230	Feb-89	without definition	(6)	-
	TL 230 kV BALBINA - BALBINA C-4 AM	0.68	230	Feb-89	without definition	(6)	-
	TL 230 kV BALBINA - BALBINA C-5 AM	0.68	230	Feb-89	without definition	(6)	-
(1) At the moment Furnas is not receiving AAR, regarding CC 014/2011 - LT Xavantes-Pirineus, because it does not have a Release Term issued by the ONS for such undertaking.
(2) Generation enterprises

(3) These transmission assets are not part of the core network. They are connecting branches of the generation enterprises. The concession contracts are the same as those of the plants: a) Manso-Nobres: CT 010.2000; B) Battle-Paracatu: CT 002.2006; C) Simplício-Rocha León 1 and 2: CT 003.2006.

(4) The 230kV TL is in the concession contract of HPU Manso, not having, for this reason, its own AAR. As it belongs to a generation contract, Furnas has only 70% of the line.

(5) TL 138kV was built to supply the residential village, at the time of HPU implementation. However, the population once supplied still needed to be served. Unsuccessfully, an attempt to transfer this TL to Cemat was done. Furnas maintains this TL but there is no associated revenue.

(6) Enterprises in operation which do not have right to AAR.

III.3.2 Transmission Lines – Enterprises renewed under terms of 12,783 law
Eletrobras Companies	From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR on 09.30.2017(R$ Million)(1)	Readjustment Index
Eletronorte	TL 138 kV C. MAGALHAES /RONDONOPOLIS - Cemat C-1 MT	176.00	138.00	Apr-81	Dec-42	1.70	3.60%
	TL 138 kV COXIPÓ /SÃO TADEU C-1 MT (1)	44.17	138	Jan-10	Dec-42	1.80	3.60%
	TL 138 kV SÃO TADEU /JACIARA C-1 MT	77.92	138	Jan-15	Dec-42	-	-
	TL 138 kV JACIARA /RONDONÓPOLIS - Cemat C-1 MT (2) A TL JACIARA /RONDONÓPOLIS Cemat C-1 MT (70 kM) was portioned in SS Complexo do Prata on 07/18/2017.	portioned	138	May-09	Dec-42	-	-
	TL 138 kV JACIARA /COMPLEXO DO PRATA C-1 MT	5.37	138	Jul-17	Dec-42	-	-
	TL 138 kV COMPLEXO DO PRATA RONDONÓPOLIS - Cemat C-1 MT	66.00	138	Jul-17	Dec-42	-	-
	TL 138 kV TUCURUI VILA /CAMETA C-1 PA	214.21	138	Aug-98	Dec-42	10.09	3.60%
	TL 230 kV ABUNA /PORTO VELHO C-1 RO	188.00	230	May-02	Dec-42	2.61	3.60%
	TL 230 kV ABUNA /RIO BRANCO 1 C-1 RO/AC	302.00	230	Nov-02	Dec-42	4.20	3.60%
	TL 230 kV ALTAMIRA /TRANSAMAZONIC C-1 PA	184.62	230	Oct-88	Dec-42	12.81	3.60%
	TL 230 kV ARIQUEMES /JARU C-1 RO	83.82	230	Sep-94	Dec-42	1.12	3.60%
	TL 230 kV BARRA PEIXE /RONDONOPOLIS C-2 MT	216.79	230	Mar-08	Dec-42	14.83	3.60%
	TL 230 kV BARRA PEIXE /RONDONOPOLIS C-1 MT	217.00	230	Oct-97	Dec-42	14.46	3.60%
	TL 230 kV CARAJAS /INTEGRADORA C-3 PA	85.35	230	Aug-13	Dec-42	0.58	3.60%
	TL 230 kV CARAJAS /INTEGRADORA C-2 PA	85.35	230	Aug-13	Dec-42	0.58	3.60%
	TL 230 kV CARAJAS /MARABA C-1 PA	145.00	230	Oct-04	Dec-42	2.04	3.60%
	TL 230 kV CASTANHAL /SANTA MARIA C-2 PA	25.04	230	Dec-94	Dec-42	2.17	3.60%
	TL 230 kV COELHO NETO /TERESINA C-1 MA/PI	127.10	230	Sep-06	Dec-42	1.79	3.60%
	TL 230 kV COXIPO /NOBRES C-1 MT	112.41	230	Sep-96	Dec-42	8.09	3.60%
	TL 230 kV GUAMA /UTINGA C-2 PA	19.40	230	Dec-81	Dec-42	1.13	3.60%
	TL 230 kV GUAMA /UTINGA C-1 PA	19.40	230	Dec-81	Dec-42	1.13	3.60%
	TL 230 kV IMPERATRIZ /PORTO FRANCO C-1 MA	110.10	230	Oct-94	Dec-42	7.54	3.60%
	TL 230 kV JARU /JI-PARANA C-1 RO	80.69	230	Sep-94	Dec-42	1.16	3.60%
	TL 230 kV JAURU /VARZEA GRANDE C-2 MT	336.89	230	Jun-03	Dec-42	4.12	3.60%
	TL 230 kV JAURU /VARZEA GRANDE C-1 MT	336.89	230	Jun-03	Dec-42	3.75	3.60%
	TL 230 kV JI-PARANA /PIMENTA BUENO C-1 RO	117.80	230	Jun-08	Dec-42	1.64	3.60%
	TL 230 kV MIRANDA II /PERITORO C-1 MA	94.20	230	Dec-02	Dec-42	1.32	3.60%
	TL 230 kV NOBRES /NOVA MUTUM C-1 MT	104.57	230	Sep-96	Dec-42	7.16	3.60%
	TL 230 kV NOVA MUTUM /LUCAS DO RIO VERDE C-1 MT (3)	93.80	230	Nov-12	Dec-42	9.92	3.60%
	TL 230 kV LUCAS DO RIO VERDE /SORRISO C-1 MT	52.50	230	Nov-12	Dec-42	-
	TL 230 kV P.DUTRA /PERITORO C-1 MA	115.00	230	Mar-03	Dec-42	1.47	3.60%
	TL 230 kV PERITORO /COELHO NETO C-1 MA	223.00	230	Jul-06	Dec-42	3.10	3.60%
	TL 230 kV PIMENTA BUENO /VILHENA C-1 RO	160.20	230	Oct-08	Dec-42	2.23	3.60%
	TL 230 kV RONDONOPOLIS /COXIPO C-2 MT	187.80	230	Jul-84	Dec-42	12.84	3.60%
	TL 230 kV RONDONOPOLIS /COXIPO C-1 MT	187.80	230	Sep-88	Dec-42	12.84	3.60%
	TL 230 kV SAMUEL /ARIQUEMES C-1 RO	151.60	230	Aug-94	Dec-42	2.11	3.60%
	TL 230 kV SAMUEL /PORTO VELHO C-2 RO	40.55	230	Jul-89	Dec-42	0.45	3.60%
	TL 230 kV SAMUEL /PORTO VELHO C-1 RO	40.55	230	Jul-89	Dec-42	0.45	3.60%
	TL 230 kV SAO LUIS II /MIRANDA II C-1 MA	105.30	230	Nov-02	Dec-42	1.48	3.60%
	TL 230 kV SAO LUIS II /SAO LUIS I C-2 MA	19.00	230	Sep-88	Dec-42	1.43	3.60%
	TL 230 kV SAO LUIS II /SAO LUIS I C-1 MA	18.60	230	Jan-83	Dec-42	1.40	3.60%
	TL 230 kV SINOP /SORRISO C-1 MT	74.78	230	Sep-96	Dec-42	0.06	3.60%
	TL 230 kV TRANSAMAZONIC /RUROPOLIS C-1 PA	145.40	230	Oct-88	Dec-42	9.80	3.60%
	TL 230 kV TUCURUI /ATLAMIRA C-1 PA	317.60	230	Jun-98	Dec-42	22.33	3.60%
	TL 230 kV UTINGA /CASTANHAL C-1 PA	69.27	230	Dec-94	Dec-42	4.32	3.60%
	TL 230 kV UTINGA /MIRAMAR C-2 PA	15.70	230	Aug-15	Dec-42	0.58	3.60%
	TL 230 kV UTINGA /MIRAMAR C-1 PA	15.70	230	Aug-15	Dec-42	0.58	3.60%
	TL 230 kV VARZEA GRANDE /COXIPO C-2 MT	28.80	230	Jun-03	Dec-42	0.47	3.60%
	TL 230 kV VARZEA GRANDE /COXIPO C-1 MT	28.80	230	Jun-03	Dec-42	0.25	3.60%
	TL 230 kV VILA DO CONDE /GUAMA C-2 PA	49.30	230	Dec-82	Dec-42	2.65	3.60%
	TL 230 kV VILA DO CONDE /GUAMA C-1 PA	49.30	230	Apr-81	Dec-42	2.65	3.60%
	TL 230 kV XINGU /RL (TUCURUI / ATLAMIRA) C-1 PA	0.50	230	ND	ND	0.01	3.60%
	TL 500 kV COLINAS /MIRACEMA C-1 TO	173.97	500	Mar-99	Dec-42	29.06	3.60%
	TL 500 kV IMPERATRIZ /COLINAS C-1 MA/TO	342.60	500	Mar-99	Dec-42	57.22	3.60%
	TL 500 kV IMPERATRIZ /MARABA C-2 MA/PA	181.82	500	Mar-88	Dec-42	30.41	3.60%
	TL 500 kV IMPERATRIZ /MARABA C-1 MA/PA	181.09	500	Apr-81	Dec-42	30.45	3.60%
	TL 500 kV IMPERATRIZ /P.DUTRA C-2 MA	385.30	500	Jan-00	Dec-42	64.36	3.60%
	TL 500 kV IMPERATRIZ /P.DUTRA C-1 MA	386.60	500	Oct-82	Dec-42	64.36	3.60%
	TL 500 kV MARABA /TUCURUI C-2 PA	221.70	500	Feb-88	Dec-42	37.08	3.60%
	TL 500 kV MARABA /TUCURUI C-1 PA	222.14	500	Oct-81	Dec-42	37.08	3.60%
	TL 500 kV MIRANDA II /P.DUTRA C-2 MA	195.80	500	Mar-86	Dec-42	32.85	3.60%
	TL 500 kV MIRANDA II /S.ANTONIO DOS LOPES C-1 MA (4)	142.60	500	Dec-12	Dec-42	32.60	3.60%
	TL 500 kV S.ANTONIO DOS LOPES /P. DUTRA C-1 MA	52.90	500	Dec-12	Dec-42	-
	TL 500 kV P.DUTRA /B. ESPERANCA C-1 MA	205.39	500	Jan-00	Dec-42	34.20	3.60%
	TL 500 kV SAO LUIS II /MIRANDA II C-2 MA	106.80	500	Mar-86	Dec-42	17.64	3.60%
	TL 500 kV SAO LUIS II /MIRANDA II C-1 MA	106.80	500	Jul-84	Dec-42	17.62	3.60%
	TL 500 kV TUCURUI /VILA DO CONDE C-1 PA	327.10	500	Dec-81	Dec-42	54.57	3.60%
	TL 69 kV TUCURUI /TUCURUI VILA C-2 PA	2.30	69	Jul-97	Dec-42	0.12	3.60%
	BOA VISTA- SANTA ELENA	190.20	230	Jun-01	Dec-42	*	-
	COARACY NUNES - SANTANA - C1	108.00	138	Oct-75	Dec-42	*	-
	COARACY NUNES - SANTANA - C2	109.00	138	Feb-05	Dec-42	*	-
	COARACY NUNES - TARTARUGALZINHO	87.00	138	Jun-00	Dec-42	*	-
	EQUATORIAL - SANTA RITA	5.09	69	Sep-08	Dec-42	*	-
	SANTANA – EQUATORIAL	13.00	69	Aug-00	Dec-42	*	-
	SANTANA - MACAPÁ II	20.00	69	Nov-96	Dec-42	*	-
	SANTANA – PORTUÁRIA	4.00	138	Apr-96	Dec-42	*	-
	SANTANA - SANTA RITA	12.60	69	Dec-07	Dec-42	*	-
	TARTARUGALZINHO – AMAPÁ	17.00	69	Feb-02	Dec-42	*	-
	TARTARUGALZINHO – CALÇOENE	130.00	69	Dec-01	Dec-42	*	-
	Samuel (Plant) - Samuel (SS)	2.85	230	Jul-89	-	*	-
	São Luiz II - TPP São Luiz	0.05	230	Jan-82	-	*	-
	Curuá-Uma - Tapajós	68.80	138	Jan-06	-	*	-
	Tucuruí-Usinas/ Tucuruí - subestação - C1	1.40	69	Jan-80	-	*	-
	Tucuruí-Usinas/ Tucuruí - subestação - C2	1.40	69	Dec-85	-	*	-
	Tucuruí-Usinas/ Tucuruí - subestação	10.71	500	ND	-	*	-

Chesf	TL 69 kV ABAIXADORA /MOXOTO C-1 BA	5.30	69	Oct-70	Dec-42	0.05	1.02%
	TL 69 kV ABAIXADORA /MULUNGU C-1 BA	6.50	69	May-75	Dec-42	0.06	1.02%
	TL 69 kV ABAIXADORA /ZEBU C-1 BA/AL	5.40	69	Oct-72	Dec-42	0.05	1.02%
	TL 69 kV CAMACARI II /CAMACARI II C-1 BA	1.40	69	Jun-60	Dec-42	0.01	1.02%
	TL 69 kV CATU /COTEGIPE C-2 BA	48.70	69	Jun-60	Dec-42	0.39	1.02%
	TL 69 kV CATU /COTEGIPE C-1 BA	48.70	69	Jun-60	Dec-42	0.39	1.02%
	TL 69 kV JABOATAO /RECIFE II C-1 RJ/PE	3.10	69	Jan-65	Dec-42	0.03	1.02%
	TL 69 kV MATATU /PITUACU C-2 BA	7.50	69	Jun-60	Dec-42	0.06	1.02%
	TL 69 kV MATATU /PITUACU C-1 BA	7.40	69	Jun-60	Dec-42	0.18	1.02%
	TL 69 kV MOD.REDUZIDO /RL (ABAIXADORA / MOXOTO) C-1 BA	0.50	69	Apr-73	Dec-42	0.01	1.02%
	TL 69 kV PEDRA /JEQUIE C-1 BA	20.50	69	Nov-78	Dec-42	1.00	1.02%
	TL 69 kV PIRAPAMA II /RECIFE II C-1	21.30	69	Jan-65	Dec-42	-	1.02%
	TL 69 kV PITUACU /COTEGIPE C-2 BA	21.90	69	Jun-60	Dec-42	0.16	1.02%
	TL 69 kV PITUACU /COTEGIPE C-1 BA	22.10	69	Jun-60	Dec-42	0.16	1.02%
	TL 69 kV ZEBU /ITAPARICA C-1 BA/PE	27.00	69	Jul-77	Dec-42	1.32	1.02%
	TL 69 kV ZEBU /MOXOTO C-1 BA	7.20	69	Apr-83	Dec-42	0.38	1.02%
	TL 69 kV ZEBU /XINGO C-1 AL	56.50	69	Aug-81	Dec-42	2.52	1.02%
	TL 138 kV ACU II /SAN.MATOS II C-1 RN	49.60	138	Dec-67	Dec-42	0.47	1.02%
	TL 138 kV C.GRANDE II /PILOES C-1 PB	79.30	138	Jan-68	Dec-42	1.44	1.02%
	TL 138 kV C.GRANDE II /SANTA CRUZ II C-1 PB/RN	117.30	138	Apr-63	Dec-42	0.89	1.02%
	TL 138 kV CUR.NOVOS II /SANTA CRUZ II C-1 RN	55.00	138	Oct-65	Dec-42	0.53	1.02%
	TL 138 kV PARAISO /SANTA CRUZ II C-1 RN	8.70	138	Jan-68	Dec-42	0.22	1.02%
	TL 138 kV PILOES /PARAISO C-1 PB/RN	107.90	138	Jan-68	Dec-42	1.53	1.02%
	TL 138 kV SAN.MATOS II /CUR.NOVOS II C-1 RN	38.80	138	Dec-67	Dec-42	0.37	1.02%
	TL 138 kV USINA PA-II /ZEBU C-1 BA	6.00	138	Dec-64	Dec-42	0.07	1.02%
	TL 230 kV ANGELIM /MESSIAS C-3 PE/AL	79.10	230	Aug-86	Dec-42	5.96	1.02%
	TL 230 kV ANGELIM /MESSIAS C-2 PE/AL	78.50	230	Oct-76	Dec-42	4.67	1.02%
	TL 230 kV ANGELIM /MESSIAS C-1 PE/AL	78.90	230	Apr-77	Dec-42	4.70	1.02%
	TL 230 kV ANGELIM /RECIFE II C-2 PE	171.70	230	Jan-67	Dec-42	1.88	1.02%
	TL 230 kV ANGELIM /RECIFE II C-1 PE	171.70	230	Jan-61	Dec-42	1.88	1.02%
	TL 230 kV ANGELIM /RIBEIRAO C-1 PE	115.70	230	Jan-53	Dec-42	4.76	1.02%
	TL 230 kV ANGELIM /TACAIMBO C-3 PE	65.70	230	Jun-98	Dec-42	4.95	1.02%
	TL 230 kV ANGELIM /TACAIMBO C-2 PE	64.10	230	Mar-73	Dec-42	0.89	1.02%
	TL 230 kV ANGELIM /TACAIMBO C-1 PE	63.90	230	Mar-63	Dec-42	0.89	1.02%
	TL 230 kV AQUIRAZ II /FORTALEZA C-2 CE	30.10	230	Aug-78	Dec-42	0.77	1.02%
	TL 230 kV ARAPIRACA III /PENEDO C-1 AL	89.60	230	Jan-98	Dec-42	2.65	1.02%
	TL 230 kV B. ESPERANCA /TERESINA C-2 MA/PI	198.00	230	Dec-81	Dec-42	14.93	1.02%
	TL 230 kV B. ESPERANCA /TERESINA C-1 MA/PI	198.00	230	Mar-70	Dec-42	2.75	1.02%
	TL 230 kV B.JESUS LAPA /BARREIRAS C-1 BA	233.50	230	Dec-90	Dec-42	17.61	1.02%
	TL 230 kV BANABUIU /AQUIRAZ II C-2 CE	181.80	230	Aug-78	Dec-42	9.70	1.02%
	TL 230 kV BANABUIU /FORTALEZA C-3 CE	176.00	230	Jul-78	Dec-42	10.56	1.02%
	TL 230 kV BANABUIU /FORTALEZA C-1 CE	177.20	230	Oct-65	Dec-42	2.52	1.02%
	TL 230 kV BANABUIU /ICO C-1 CE	124.70	230	Dec-77	Dec-42	6.78	1.02%
	TL 230 kV BANABUIU /MOSSORO II C-2 CE/RN	177.20	230	Apr-16	Dec-42	2.81	1.02%
	TL 230 kV BANABUIU /MOSSORO II C-1 CE/RN	177.20	230	Jul-03	Dec-42	16.65	1.02%
	TL 230 kV BANABUIU /RUSSAS II C-1 CE	110.40	230	May-71	Dec-42	1.53	1.02%
	TL 230 kV BOM NOME /MILAGRES C-3 PE/CE	83.90	230	Sep-79	Dec-42	6.33	1.02%
	TL 230 kV BOM NOME /MILAGRES C-2 PE/CE	84.10	230	Dec-74	Dec-42	1.17	1.02%
	TL 230 kV BOM NOME /MILAGRES C-1 PE/CE	83.70	230	Sep-61	Dec-42	1.16	1.02%
	TL 230 kV BONGI /ACONORTE C-1 PE	6.00	230	Aug-76	Dec-42	0.54	1.02%
	TL 230 kV BONGI /JOAIRAM C-3 PE	6.40	230	Jan-61	Dec-42	0.08	1.02%
	TL 230 kV BONGI /JOAIRAM C-2 PE	6.40	230	Jan-67	Dec-42	0.08	1.02%
	TL 230 kV BONGI /JOAIRAM C-1 PE	6.30	230	Jan-53	Dec-42	0.10	1.02%
	TL 230 kV BROT.MACAUBAS /B.JESUS LAPA C-1 BA	204.60	230	Sep-81	Dec-42	22.94	1.02%
	TL 230 kV C.GRANDE II /COTEMINAS C-1 PB	2.50	230	Oct-99	Dec-42	0.15	1.02%
	TL 230 kV C.GRANDE II /PARAISO C-2 PB/RN	119.00	230	Apr-79	Dec-42	7.08	1.02%
	TL 230 kV C.GRANDE II /PARAISO C-1 PB/RN	118.10	230	May-79	Dec-42	7.03	1.02%
	TL 230 kV C.GRANDE III /C.GRANDE II C-3 PB	10.60	230	Oct-02	Dec-42	0.30	1.02%
	TL 230 kV C.GRANDE III /C.GRANDE II C-2 PB	10.60	230	Oct-99	Dec-42	0.15	1.02%
	TL 230 kV C.GRANDE III /EXTREMOZ II C-1 PB/RN	191.40	230	Oct-99	Dec-42	10.15	1.02%
	TL 230 kV C.GRANDE III /NATAL III C-1 PB/RN	175.80	230	Oct-02	Dec-42	10.12	1.02%
	TL 230 kV CAMACARI II /BRAS.C.SODA C-1 BA	7.20	230	May-92	Dec-42	0.65	1.02%
	TL 230 kV CAMACARI II /BRASKEM C-2 BA	6.00	230			0.54	1.02%
	TL 230 kV CAMACARI II /BRASKEM C-1 BA	6.00	230			0.54	1.02%
	TL 230 kV CAMACARI II /CARAIBAS C-1 BA	3.20	230	Feb-82	Dec-42	0.31	1.02%
	TL 230 kV CAMACARI II /COTEGIPE C-2 BA	23.50	230	Oct-76	Dec-42	1.95	1.02%
	TL 230 kV CAMACARI II /G.MANGABEIRA C-2 BA	83.70	230	Sep-82	Dec-42	5.04	1.02%
	TL 230 kV CAMACARI II /G.MANGABEIRA C-1 BA	83.70	230	Sep-82	Dec-42	4.98	1.02%
	TL 230 kV CAMACARI II /MATATU C-1 BA	47.00	230	Aug-53	Dec-42	0.65	1.02%
	TL 230 kV CAMACARI II /PITUACU C-2 BA	39.20	230	Jan-02	Dec-42	2.33	1.02%
	TL 230 kV CAMACARI IV /COTEGIPE C-1 BA	22.90	230	Jun-70	Dec-42	1.31	1.02%
	TL 230 kV CAMACARI IV /JACARACANGA C-2 BA	19.20	230	Mar-77	Dec-42	2.04	1.02%
	TL 230 kV CAMACARI IV /JACARACANGA C-1 BA	19.20	230	Jul-77	Dec-42	2.04	1.02%
	TL 230 kV CAMACARI IV /PITUACU C-1 BA	39.20	230	Oct-84	Dec-42	3.09	1.02%
	TL 230 kV CATU /CAMACARI IV C-2 BA	25.00	230	Aug-53	Dec-42	0.45	1.02%
	TL 230 kV CATU /CAMACARI IV C-1 BA	25.00	230	Jun-70	Dec-42	0.45	1.02%
	TL 230 kV CATU /G.MANGABEIRA C-1 BA	77.20	230	Aug-67	Dec-42	1.09	1.02%
	TL 230 kV CAUIPE /FORTALEZA II C-3 CE	58.20	230	Nov-73	Dec-42	4.37	1.02%
	TL 230 kV CAUIPE /FORTALEZA II C-2 CE	58.00	230	Nov-03	Dec-42	0.64	1.02%
	TL 230 kV CAUIPE /FORTALEZA II C-1 CE	58.00	230	Nov-03	Dec-42	0.67	1.02%
	TL 230 kV CAUIPE /SOBRAL II C-1 CE	177.40	230	Nov-73	Dec-42	2.54	1.02%
	TL 230 kV CIC. DANTAS /CATU C-2 BA	201.30	230	Apr-72	Dec-42	2.82	1.02%
	TL 230 kV CIC. DANTAS /CATU C-1 BA	200.70	230	Mar-68	Dec-42	2.79	1.02%
	TL 230 kV COTEGIPE /JACARACANGA C-1 BA	15.20	230	Dec-71	Dec-42	0.31	1.02%
	TL 230 kV COTEGIPE /MATATU C-1 BA	30.00	230	May-77	Dec-42	2.49	1.02%
	TL 230 kV COTEMINAS /PAU FERRO C-1 PB/PE	123.90	230	Oct-99	Dec-42	7.44	1.02%
	TL 230 kV DELM. GOUVEIA /FORTALEZA II C-2 CE	7.10	230	Jun-89	Dec-42	0.51	1.02%
	TL 230 kV DELM. GOUVEIA /FORTALEZA II C-1 CE	7.10	230	Jun-89	Dec-42	0.51	1.02%
	TL 230 kV EXTREMOZ II /NATAL III C-1 RN	17.00	230	Feb-14	Dec-42	0.12	1.02%
	TL 230 kV FORTALEZA /FORTALEZA II C-3 CE	0.30	230	Oct-05	Dec-42	0.01	1.02%
	TL 230 kV FORTALEZA /FORTALEZA II C-2 CE	0.30	230	Feb-00	Dec-42	0.01	1.02%
	TL 230 kV FORTALEZA /FORTALEZA II C-1 CE	0.30	230	Feb-00	Dec-42	0.01	1.02%
	TL 230 kV FORTALEZA II /PICI II C-2 CE	27.50	230	May-09	Dec-42	1.80	1.02%
	TL 230 kV FORTALEZA II /PICI II C-1 CE	27.50	230	May-09	Dec-42	1.80	1.02%
	TL 230 kV FUNIL /ITAPEBI C-2 BA	198.10	230	Jul-90	Dec-42	11.79	1.02%
	TL 230 kV FUNIL /ITAPEBI C-1 BA	198.10	230	Jul-90	Dec-42	11.79	1.02%
	TL 230 kV G.MANGABEIRA /SAPEACU C-3 BA	22.60	230	Feb-84	Dec-42	1.48	1.02%
	TL 230 kV G.MANGABEIRA /SAPEACU C-2 BA	22.50	230	Feb-84	Dec-42	1.47	1.02%
	TL 230 kV G.MANGABEIRA /SAPEACU C-1 BA	23.50	230	Dec-68	Dec-42	0.36	1.02%
	TL 230 kV GARANHUNS II /ANGELIM C-2 PE	11.60	230	Dec-73	Dec-42	0.16	1.02%
	TL 230 kV GARANHUNS II /ANGELIM C-1 PE	12.30	230	Jan-61	Dec-42	0.16	1.02%
	TL 230 kV GOIANINHA /C.GRANDE II C-1 PE/PB	99.30	230	Feb-70	Dec-42	1.38	1.02%
	TL 230 kV GOIANINHA /MUSSURE II C-2 PE/PB	50.60	230	Oct-77	Dec-42	3.01	1.02%
	TL 230 kV GOIANINHA /SANTA RITA II C-1 PE/PB	59.00	230	Oct-77	Dec-42	2.66	1.02%
	TL 230 kV IBIAPINA II /SOBRAL II C-1 CE	103.00	230	Aug-73	Dec-42	1.27	1.02%
	TL 230 kV ICO /MILAGRES C-1 CE	103.40	230	Dec-77	Dec-42	6.78	1.02%
	TL 230 kV IRECE /BROT.MACAUBAS C-1 BA	135.40	230	Sep-81	Dec-42	9.37	1.02%
	TL 230 kV ITABAIANA /ITABAIANINHA C-1 SE	76.80	230	Aug-53	Dec-42	1.46	1.02%
	TL 230 kV ITABAIANA /JARDIM C-2 SE	44.00	230	Aug-79	Dec-42	2.62	1.02%
	TL 230 kV ITABAIANA /JARDIM C-1 SE	44.00	230	Aug-79	Dec-42	2.62	1.02%
	TL 230 kV ITABAIANINHA /CATU C-1 SE/BA	143.90	230	Aug-53	Dec-42	2.05	1.02%
	TL 230 kV ITAPEBI /EUNAPOLIS C-2 BA	47.00	230	Jul-90	Dec-42	2.80	1.02%
	TL 230 kV ITAPEBI /EUNAPOLIS C-1 BA	47.00	230	Jul-90	Dec-42	2.80	1.02%
	TL 230 kV JACARACANGA /ALCAN C-1 BA	1.80	230	May-83	Dec-42	0.17	1.02%
	TL 230 kV JACARACANGA /DOW QUIMICA C-2 BA	7.90	230	Mar-77	Dec-42	0.71	1.02%
	TL 230 kV JACARACANGA /DOW QUIMICA C-1 BA	7.80	230	Jul-77	Dec-42	0.71	1.02%
	TL 230 kV JAGUARARI-SE /SR.BONFIM II C-1 BA	80.70	230	Jan-80	Dec-42	5.54	1.02%
	TL 230 kV JARDIM-CIA.VALE.RIO DOCE, C1	0.80	230	Feb-07	Dec-42	-	1.02%
	TL 230 kV JUAZEIRO II /JAGUARARI-SE C-1 BA	88.00	230	Jan-80	Dec-42	4.75	1.02%
	TL 230 kV JUAZEIRO II /SR.BONFIM II C-1 BA	148.60	230	Apr-81	Dec-42	8.84	1.02%
	TL 230 Kv LIBRA-LIBRA, C1	1.50	230	Dec-91	Dec-42	-	1.02%
	TL 230 kV MESSIAS /MACEIO C-2 AL	25.90	230	Nov-96	Dec-42	1.70	1.02%
	TL 230 kV MESSIAS /MACEIO C-1 AL	25.90	230	Nov-96	Dec-42	1.70	1.02%
	TL 230 kV MESSIAS /RIO LARGO II C-3 AL	11.60	230	Apr-77	Dec-42	0.83	1.02%
	TL 230 kV MESSIAS /RIO LARGO II C-2 AL	11.60	230	Oct-76	Dec-42	0.83	1.02%
	TL 230 kV MESSIAS /RIO LARGO II C-1 AL	11.90	230	Aug-86	Dec-42	1.08	1.02%
	TL 230 kV MILAGRES /BANABUIU C-2 CE	225.10	230	Dec-77	Dec-42	13.40	1.02%
	TL 230 kV MILAGRES /BANABUIU C-1 CE	225.90	230	Feb-65	Dec-42	3.14	1.02%
	TL 230 kV MILAGRES /COREMAS C-1 CE/PB	119.40	230	Nov-86	Dec-42	9.00	1.02%
	TL 230 kV MIRUEIRA /GOIANINHA C-1 PE	50.10	230	Dec-89	Dec-42	3.78	1.02%
	TL 230 kV MOSSORO II /ACU II C-1 RN	71.30	230	Jul-87	Dec-42	5.38	1.02%
	TL 230 kV N.S.SOCORRO /FAFEN C-1 SE	12.50	230	Aug-81	Dec-42	1.13	1.02%
	TL 230 kV NATAL III /NATAL II C-2 RN	11.60	230	Oct-02	Dec-42	0.89	1.02%
	TL 230 kV NATAL III /NATAL II C-1 RN	11.60	230	Oct-99	Dec-42	0.89	1.02%
	TL 230 kV OLINDINA /RL (CIC. DANTAS / CATU) C-2 BA	0.20	230	May-80	Dec-42	0.02	1.02%
	TL 230 kV OLINDINA /RL (CIC. DANTAS / CATU) C-1 BA	0.20	230	May-80	Dec-42	0.02	1.02%
	TL 230 kV P. AFONSO IV /P.AFONSO III C-2 BA/AL	1.40	230	Feb-81	Dec-42	0.14	1.02%
	TL 230 kV P. AFONSO IV /P.AFONSO III C-1 BA/AL	1.10	230	Oct-79	Dec-42	0.11	1.02%
	TL 230 kV P.AFONSO III /ANGELIM C-1 AL/PE	221.30	230	Jan-53	Dec-42	3.07	1.02%
	TL 230 kV P.AFONSO III /BOM NOME C-3 AL/PE	170.80	230	Nov-78	Dec-42	12.91	1.02%
	TL 230 kV P.AFONSO III /BOM NOME C-2 AL/PE (PAF - Floresta - Bom Nome)	171.20	230	Dec-74	Dec-42	2.37	1.02%
	TL 230 kV P.AFONSO III /BOM NOME C-1 AL/PE (PAF - Tacaratu - Bom Nome)	184.50	230	Oct-61	Dec-42	2.36	1.02%
	TL 230 kV P.AFONSO III /CIC. DANTAS C-2 AL/BA	133.80	230	Jun-72	Dec-42	1.91	1.02%
	TL 230 kV P.AFONSO III /CIC. DANTAS C-1 AL/BA	134.20	230	Mar-68	Dec-42	4.87	1.02%
	TL 230 kV P.AFONSO III /GARANHUNS II C-4 AL/PE	214.10	230	Dec-73	Dec-42	2.84	1.02%
	TL 230 kV P.AFONSO III /GARANHUNS II C-3 AL/PE	209.30	230	Jan-61	Dec-42	2.25	1.02%
	TL 230 kV P.AFONSO III /GARANHUNS II C-2 AL/PE	209.30	230	Jan-67	Dec-42	2.25	1.02%
	TL 230 kV P.AFONSO III /ITABAIANA C-2 AL/SE	162.50	230	Sep-85	Dec-42	9.76	1.02%
	TL 230 kV P.AFONSO III /ITABAIANA C-1 AL/SE	162.50	230	Apr-87	Dec-42	9.75	1.02%
	TL 230 kV P.AFONSO III /USINA PA-I C-2 AL/BA	0.60	230	Jan-55	Dec-42	0.01	1.02%
	TL 230 kV P.AFONSO III /USINA PA-I C-1 AL/BA	0.60	230	Jan-55	Dec-42	0.01	1.02%
	TL 230 kV P.AFONSO III /USINA PA-II C-5 AL/BA	0.70	230	Dec-67	Dec-42	0.01	1.02%
	TL 230 kV P.AFONSO III /USINA PA-II C-4 AL/BA	0.70	230	May-67	Dec-42	0.01	1.02%
	TL 230 kV P.AFONSO III /USINA PA-II C-3 AL/BA	0.70	230	May-67	Dec-42	0.01	1.02%
	TL 230 kV P.AFONSO III /USINA PA-II C-2 AL/BA	0.70				0.06	1.02%
	TL 230 kV P.AFONSO III /USINA PA-II C-1 AL/BA	0.70	230	Oct-61	Dec-42	0.01	1.02%
	TL 230 kV P.AFONSO III /USINA PA-III C-4 AL/BA	0.60	230	Oct-74	Dec-42	0.01	1.02%
	TL 230 kV P.AFONSO III /USINA PA-III C-3 AL/BA	0.60	230	Apr-74	Dec-42	0.01	1.02%
	TL 230 kV P.AFONSO III /USINA PA-III C-2 AL/BA	0.60	230	Apr-72	Dec-42	0.01	1.02%
	TL 230 kV P.AFONSO III /USINA PA-III C-1 AL/BA	0.60	230	Oct-71	Dec-42	0.01	1.02%
	TL 230 kV PARAISO /NATAL II C-2 RN	97.20	230	Apr-79	Dec-42	5.78	1.02%
	TL 230 kV PARAISO /NATAL II C-1 RN	96.20	230	May-79	Dec-42	5.72	1.02%
	TL 230 kV PAU FERRO /C.GRANDE II C-2 PE/PB	125.90	230	Oct-99	Dec-42	1.38	1.02%
	TL 230 kV PAU FERRO /MIRUEIRA II C-1 PE	23.10	230	Oct-99	Dec-42	-	1.02%
	TL 230 kV PIRIPIRI /IBIAPINA II C-1 PI/CE	86.00	230	Aug-73	Dec-42	1.05	1.02%
	TL 230 kV PITUACU /NARANDIBA C-2 BA	3.60	230	Nov-83	Dec-42	0.28	1.02%
	TL 230 kV PITUACU /NARANDIBA C-1 BA	3.60	230	Nov-83	Dec-42	0.05	1.02%
	TL 230 kV PITUACU /RL (COTEGIPE / MATATU) C-1 BA/PE	2.00	230	Jan-77	Dec-42	0.20	1.02%
	TL 230 kV RECIFE II /GOIANINHA C-2 PE	71.50	230	Feb-72	Dec-42	0.78	1.02%
	TL 230 kV RECIFE II /GOIANINHA C-1 PE	71.40	230	Feb-72	Dec-42	0.78	1.02%
	TL 230 kV RECIFE II /JOAIRAM C-3 PE	7.40	230	Jan-61	Dec-42	0.10	1.02%
	TL 230 kV RECIFE II /JOAIRAM C-2 PE	7.40	230	Jan-67	Dec-42	0.10	1.02%
	TL 230 kV RECIFE II /JOAIRAM C-1 PE	7.40	230	Jan-67	Dec-42	0.12	1.02%
	TL 230 kV RECIFE II /MIRUEIRA C-3 PE	31.50	230	Jun-86	Dec-42	2.38	1.02%
	TL 230 kV RECIFE II /MIRUEIRA C-2 PE	31.50	230	Jun-80	Dec-42	1.87	1.02%
	TL 230 kV RECIFE II /MIRUEIRA C-1 PE	31.00	230	Jun-80	Dec-42	1.86	1.02%
	TL 230 kV RECIFE II /PAU FERRO C-2 PE	33.20	230	Sep-04	Dec-42	1.98	1.02%
	TL 230 kV RECIFE II /PAU FERRO C-1 PE	33.20	230	Sep-04	Dec-42	1.98	1.02%
	TL 230 kV RECIFE II /PIRAPAMA II C-2 PE	27.60	230	Jun-80	Dec-42	1.81	1.02%
	TL 230 kV RECIFE II /PIRAPAMA II C-1 PE	27.60	230	Jun-80	Dec-42	1.81	1.02%
	TL 230 kV RIBEIRAO /RECIFE II C-1 PE	56.60	230	Sep-94	Dec-42	5.82	1.02%
	TL 230 kV RIO LARGO II /ARAPIRACA III C-1 AL	124.70	230	Jan-98	Dec-42	6.60	1.02%
	TL 230 kV RIO LARGO II /BRASKEM C-1 AL	23.20	230	Jun-76	Dec-42	1.92	1.02%
	TL 230 kV RUSSAS II /MOSSORO II C-1 CE/RN (Russas - Quixerê - Mossoró)	75.60	230	Apr-81	Dec-42	5.65	1.02%
	TL 230 kV S.JOAO PIAUI /ELISEU MARTIN C-1 PI	172.90	230	Feb-98	Dec-42	13.12	1.02%
	TL 230 kV S.JOAO PIAUI /PICOS C-1 PI	167.80	230	Jul-85	Dec-42	12.65	1.02%
	TL 230 kV SANTA RITA II /MUSSURE II C-1 PB	17.00	230	Oct-77	Dec-42	0.35	1.02%
	TL 230 kV SAPEACU /FUNIL C-1 BA	195.70	230	Dec-68	Dec-42	2.72	1.02%
	TL 230 kV SAPEACU /STO.A.JESUS C-2 BA	32.00	230	Feb-84	Dec-42	1.90	1.02%
	TL 230 kV SAPEACU /STO.A.JESUS C-1 BA	32.00	230	Feb-84	Dec-42	0.35	1.02%
	TL 230 kV SOBRAL II /CCCP C-1	2.90	230	Jun-01	Dec-42	-	1.02%
	TL 230 kV SOBRAL II /SOBRAL III C-2 CE	13.80	230	May-09	Dec-42	0.18	1.02%
	TL 230 kV SOBRAL II /SOBRAL III C-1 CE	13.80	230	May-09	Dec-42	0.18	1.02%
	TL 230 kV SR.BONFIM II /IRECE C-1 BA (Sr. Bomfim - C. Formoso - Irecê)	222.90	230	Sep-81	Dec-42	16.14	1.02%
	TL 230 kV STO.A.JESUS /FUNIL C-2 BA	162.10	230	Feb-84	Dec-42	11.55	1.02%
	TL 230 kV STO.A.JESUS /FUNIL C-1 BA	162.60	230	Feb-84	Dec-42	1.78	1.02%
	TL 230 kV TACAIMBO /C.GRANDE II C-2 PE/PB	124.70	230	Jun-85	Dec-42	9.40	1.02%
	TL 230 kV TACAIMBO /C.GRANDE II C-1 PE/PB	124.70	230	Jun-85	Dec-42	9.40	1.02%
	TL 230 kV TERESINA /PIRIPIRI C-1 PI	154.70	230	Nov-71	Dec-42	2.15	1.02%
	TL 230 kV TERESINA II /TERESINA C-2 PI	25.30	230	Sep-02	Dec-42	1.66	1.02%
	TL 230 kV TERESINA II /TERESINA C-1 PI	25.30	230	Sep-02	Dec-42	1.66	1.02%
	TL 230 kV U. A. SALES /P.AFONSO III C-2 BA/AL	5.70	230	Mar-77	Dec-42	0.52	1.02%
	TL 230 kV U. A. SALES /P.AFONSO III C-1 BA/AL	5.80	230	Oct-77	Dec-42	0.52	1.02%
	TL 230 kV U.SOBRADINHO /JUAZEIRO II C-2 BA	42.50	230	Apr-81	Dec-42	2.53	1.02%
	TL 230 kV U.SOBRADINHO /JUAZEIRO II C-1 BA	42.50	230	Jan-80	Dec-42	2.53	1.02%
	TL 230 kV UB.ESPERANCA /B. ESPERANCA C-1 PI/MA	2.80	230	Dec-80	Dec-42	0.27	1.02%
	TL 500 kV ANGELIM II /PAU FERRO C-1 PE	219.40	500	Aug-77	Dec-42	30.00	1.02%
	TL 500 kV ANGELIM II /RECIFE II C-2 PE	170.70	500	Mar-80	Dec-42	31.42	1.02%
	TL 500 kV CAMACARI IV /CAMACARI II C-1 BA	0.30	500	Nov-12	Dec-42	0.18	1.02%
	TL 500 kV GARANHUNS II /ANGELIM II C-1 PE	13.20	500	Feb-77	Dec-42	2.97	1.02%
	TL 500 kV JARDIM /CAMACARI IV C-1 SE/BA	249.60	500	May-00	Dec-42	45.75	1.02%
	TL 500 kV L.GONZAGA /US. L.GONZAGA C-3 PE	0.60	500	May-79	Dec-42	0.14	1.02%
	TL 500 kV L.GONZAGA /US. L.GONZAGA C-2 PE	0.60	500	May-79	Dec-42	0.14	1.02%
	TL 500 kV L.GONZAGA /US. L.GONZAGA C-1 PE	0.60	500	May-79	Dec-42	0.14	1.02%
	TL 500 kV MESSIAS /SUAPE II C-1 AL/PE	176.60	500	Dec-98	Dec-42	29.33	1.02%
	TL 500 kV MILAGRES /QUIXADA C-1 CE	268.00	500	Sep-03	Dec-42	49.32	1.02%
	TL 500 kV OLINDINA /CAMACARI II C-2 BA	146.90	500	Sep-78	Dec-42	27.04	1.02%
	TL 500 kV OLINDINA /CAMACARI II C-1 BA	147.20	500	Oct-76	Dec-42	27.09	1.02%
	TL 500 kV OLINDINA /US. L.GONZAGA C-1 BA/PE	248.60	500	May-76	Dec-42	45.75	1.02%
	TL 500 kV P. AFONSO IV /ANGELIM II C-1 BA/PE	221.50	500	Jul-79	Dec-42	40.77	1.02%
	TL 500 kV P. AFONSO IV /OLINDINA C-1 BA	212.80	500	Jun-78	Dec-42	39.16	1.02%
	TL 500 kV P. AFONSO IV /US. L.GONZAGA C-1 BA/PE	37.40	500	Oct-79	Dec-42	6.88	1.02%
	TL 500 kV P. AFONSO IV /USINA PA-IV C-6 BA	0.60	500	May-83	Dec-42	0.14	1.02%
	TL 500 kV P. AFONSO IV /USINA PA-IV C-5 BA	0.60	500	Dec-81	Dec-42	0.14	1.02%
	TL 500 kV P. AFONSO IV /USINA PA-IV C-4 BA	0.60	500	Jul-81	Dec-42	0.14	1.02%
	TL 500 kV P. AFONSO IV /USINA PA-IV C-3 BA	0.60	500	Oct-80	Dec-42	0.14	1.02%
	TL 500 kV P. AFONSO IV /USINA PA-IV C-2 BA	0.60	500	May-80	Dec-42	0.14	1.02%
	TL 500 kV P. AFONSO IV /USINA PA-IV C-1 BA	0.60	500	Dec-79	Dec-42	0.14	1.02%
	TL 500 kV P. AFONSO IV /USINA XINGO C-1 BA/AL	53.80	500	Feb-93	Dec-42	9.90	1.02%
	TL 500 kV PAU FERRO /RECIFE II C-1 PE	114.50	500	Aug-77	Dec-42	1.12	1.02%
	TL 500 kV PECEM II /FORTALEZA II C-1 CE	73.10	500	May-00	Dec-42	8.09	1.02%
	TL 500 kV QUIXADA /FORTALEZA II C-1 CE	136.50	500	Sep-03	Dec-42	25.13	1.02%
	TL 500 kV S.JOAO PIAUI /B. ESPERANCA C-1 PI/MA	233.50	500	Dec-80	Dec-42	42.97	1.02%
	TL 500 kV SOBRAL III /PECEM II C-1 CE	176.60	500	May-00	Dec-42	30.71	1.02%
	TL 500 kV SUAPE II /RECIFE II C-1 PE	45.40	500	Dec-98	Dec-42	3.06	1.02%
	TL 500 kV TERESINA II /P.DUTRA C-2 PI/MA	207.70	500	Apr-03	Dec-42	7.04	1.02%
	TL 500 kV TERESINA II /P.DUTRA C-1 PI/MA	207.90	500	May-00	Dec-42	38.38	1.02%
	TL 500 kV TERESINA II /SOBRAL III C-1 PI/CE	334.20	500	May-00	Dec-42	11.32	1.02%
	TL 500 kV U.SOBRADINHO /S.JOAO PIAUI C-1 BA/PI	211.00	500	Dec-80	Dec-42	38.83	1.02%
	TL 500 kV U.SOBRADINHO /SOBRADINHO C-3 BA	0.30	500	Oct-79	Dec-42	0.14	1.02%
	TL 500 kV U.SOBRADINHO /SOBRADINHO C-2 BA	0.30	500	Oct-79	Dec-42	0.14	1.02%
	TL 500 kV U.SOBRADINHO /SOBRADINHO C-1 BA	0.40	500	Oct-79	Dec-42	0.14	1.02%
	TL 500 kV US. L.GONZAGA /GARANHUNS II C-2 PE	238.70	500	Feb-77	Dec-42	43.41	1.02%
	TL 500 kV US. L.GONZAGA /MILAGRES C-1 PE/CE	230.80	500	Feb-02	Dec-42	42.48	1.02%
	TL 500 kV US. L.GONZAGA /U.SOBRADINHO C-2 PE/BA	316.00	500	Jun-88	Dec-42	58.16	1.02%
	TL 500 kV US. L.GONZAGA /U.SOBRADINHO C-1 PE/BA	290.60	500	Oct-79	Dec-42	53.48	1.02%
	TL 500 kV USINA XINGO /JARDIM C-1 AL/SE	159.80	500	May-00	Dec-42	29.41	1.02%
	TL 500 kV USINA XINGO /MESSIAS C-1 AL	219.00	500	Feb-93	Dec-42	40.31	1.02%
	TL 500 kV USINA XINGO /XINGO C-6 AL	0.80	500	Nov-94	Dec-42	0.16	1.02%
	TL 500 kV USINA XINGO /XINGO C-5 AL	0.80	500	Mar-94	Dec-42	0.16	1.02%
	TL 500 kV USINA XINGO /XINGO C-4 AL	0.90	500	Oct-95	Dec-42	0.18	1.02%
	TL 500 kV USINA XINGO /XINGO C-3 AL	0.90	500	Oct-95	Dec-42	0.18	1.02%
	TL 500 kV USINA XINGO /XINGO C-2 AL	0.90	500	Oct-95	Dec-42	0.18	1.02%
	TL 500 kV USINA XINGO /XINGO C-1 AL	0.90	500	Oct-95	Dec-42	0.18	1.02%

Furnas	TL 138 kV ADRIANOPOLIS /CEPEL C-1 RJ	1.50	138	Apr-81	-	0.10	IPCA
	TL 138 kV ADRIANOPOLIS /CEPEL C-2 RJ	1.50	138	Apr-81	-	0.10	IPCA
	TL 138 kV ADRIANOPOLIS /MAGE C-1 RJ	48.00	138	Apr-73	-	0.27	IPCA
	TL 138 kV ADRIANOPOLIS /MAGE C-2 RJ	48.00	138	Jan-73	-	0.27	IPCA
	TL 138 kV ALCANTARA /ADRIANOPOLIS C-1 RJ	19.50	138	Jul-76	-	1.06	IPCA
	TL 138 kV ALCANTARA /ADRIANOPOLIS C-2 RJ	20.00	138	Dec-98	-	1.09	IPCA
	TL 138 kV ALCANTARA /ADRIANOPOLIS C-3 RJ	20.00	138	Dec-98	-	1.61	IPCA
	TL 138 kV ANGRA AMPLA /MURIQUI C-1 RJ	36.00	138	Dec-89	-	0.26	IPCA
	TL 138 kV ANGRA FUR /ANGRA AMPLA C-1 RJ	34.00	138	Dec-89	-	0.31	IPCA
	TL 138 kV ANGRA FUR /JACUACANGA C-1 RJ	34.00	138	Aug-81	-	2.74	IPCA
	TL 138 kV ANGRA FUR /SANTA CRUZ C-1 RJ	96.00	138	Oct-77	-	7.74	IPCA
	TL 138 kV C. PAULISTA /VOLTA REDONDA C-1 SP/RJ	105.00	138	Nov-86	-	8.46	IPCA
	TL 138 kV C. PAULISTA /VOLTA REDONDA C-2 SP/RJ	105.00	138	Jun-87	-	6.59	IPCA
	TL 138 kV CAMPOS /C.ITAPEMIRIM C-1 RJ/ES	106.00	138	Feb-73	-	0.60	IPCA
	TL 138 kV CAMPOS /C.ITAPEMIRIM C-2 RJ/ES	106.00	138	Feb-73	-	0.60	IPCA
	TL 138 kV CAMPOS /IRIRI C-1 RJ	97.00	138	Oct-09	-	0.89	IPCA
	TL 138 kV CAMPOS /ROCHA LEAO C-1 RJ	110.00	138	Feb-73	-	1.01	IPCA
	TL 138 kV IMBARIE /ADRIANOPOLIS C-1 RJ	19.50	138	May-75	-	0.16	IPCA
	TL 138 kV IMBARIE /SAO JOSE C-1 RJ	18.00	138	Dec-98	-	1.24	IPCA
	TL 138 kV IMBARIE /SAO JOSE C-2 RJ	18.00	138	Dec-98	-	1.24	IPCA
	TL 138 kV IRIRI /ROCHA LEAO C-2 RJ	13.00	138	Oct-09	-	0.12	IPCA
	TL 138 kV JACAREPAGUA /ARI FRANCO C-1 RJ	Disconnected	138	-	-	0.09	IPCA
	TL 138 kV JACAREPAGUA /COSMOS C-1 RJ	Disconnected	138	-	-	0.22	IPCA
	TL 138 kV JACAREPAGUA /PALMARES C-1 RJ	Portioned	138	-	-	0.26	IPCA
	TL 138 kV JACAREPAGUA /ZONA INDUSTR. C-1 RJ	Disconnected	138	-	-	0.30	IPCA
	TL 138 kV SANTA CRUZ /ZONA INDUSTR. C-3 RJ	Disconnected	138	-	-	0.13	IPCA
	TL 138 kV SANTA CRUZ /ZONA OESTE C-1 RJ	Portioned	138	-	-	1.77	IPCA
	TL 138 kV SANTA CRUZ /ZONA OESTE C-2 RJ	Portioned	138	-	-	1.77	IPCA
	TL 138 KV JACAREPAGUÁ / PACIÊNCIA	22.60	138	Jul-14	-	-	-
	TL 138 KV PACIÊNCIA / PALMARES	5.30	138	Jul-14	-	-	-
	TL 138 KV SANTA CRUZ / JACAREPAGUÁ C-1	38.70	138	Jul-14	-	-	-
	TL 138 KV SANTA CRUZ / JACAREPAGUÁ C-2	38.70	138	Jul-14	-	-	-
	TL 138 KV ZONA OESTE / ZONA INDUSTR. C-1	2.90	138	Mar-16	-	-	-
	TL 138 KV ZONA OESTE / ZONA INDUSTR. C-2	2.90	138	Mar-16	-	-	-
	TL 138 kV JACAREPAGUA /MATO ATLO C-1 RJ	16.00	138	Sep-73	-	0.15	IPCA
	TL 138 kV JACUACANGA /BRISAMAR C-1 RJ	44.00	138	Aug-81	-	3.55	IPCA
	TL 138 kV MURIQUI /BRISAMAR C-1 RJ	20.00	138	Apr-71	-	0.16	IPCA
	TL 138 kV PALMARES /MATO ALTO C-1 RJ	13.00	138	Sep-73	-	0.12	IPCA
	TL 138 kV PARQUE EMAS /C. MAGALHAES C-1 GO/MT	80.50	138	Nov-13	-	5.14	IPCA
	TL 138 kV RIO CLARO /PARQUE EMAS C-1 GO	87.50	138	Nov-13	-	5.52	IPCA
	TL 138 kV RIO VERDE FUR /C. DOURADA C-2 GO	174.00	138	Aug-77	-	10.99	IPCA
	TL 138 kV RIO VERDE FUR /RIO CLARO C-1 GO	87.00	138	Nov-13	-	5.35	IPCA
	TL 138 kV ROCHA LEAO /MAGE C-1 RJ	108.00	138	Jan-73	-	0.61	IPCA
	TL 138 kV ROCHA LEAO /MAGE C-2 RJ	108.00	138	Jan-73	-	0.61	IPCA
	TL 138 kV SANTA CRUZ /BRISAMAR C-1 RJ	20.00	138	Oct-77	-	1.61	IPCA
	TL 138 kV SANTA CRUZ /BRISAMAR C-2 RJ	13.00	138	Apr-71	-	0.11	IPCA
	TL 138 kV SANTA CRUZ /PALMARES C-1 RJ	14.00	138	Jul-14	-	0.09	IPCA
	TL 138 kV SANTA CRUZ /PALMARES C-2 RJ	14.00	138	Sep-73	-	0.09	IPCA
	TL 138 kV SANTA CRUZ /ZONA INDUSTR. C-1 RJ	4.40	138	Mar-16	-	0.04	IPCA
	TL 138 kV SANTA CRUZ /ZONA INDUSTR. C-2 RJ	4.40	138	Mar-16	-	0.04	IPCA
	TL 138 kV SAO JOSE /MAGE C-1 RJ	46.00	138	Jun-01	-	2.28	IPCA
	TL 138 kV SAO JOSE /MAGE C-2 RJ	46.00	138	Jun-01	-	2.28	IPCA
	TL 138 kV USI CAMPOS /CAMPOS C-1 RJ	1.00	138	Jul-77	-	0.06	IPCA
	TL 138 kV USI CAMPOS /CAMPOS C-2 RJ	1.00	138	Jul-87	-	0.06	IPCA
	TL 138 kV ZONA OESTE /JACAREPAGUA C-1 RJ	24.10	138	Mar-16	-	0.37	IPCA
	TL 138 kV ZONA OESTE /JACAREPAGUA C-2 RJ	24.10	138	Mar-16	-	0.37	IPCA
	TL 230 kV AGUAS LINDAS /BRAS. SUL C-1 GO/DF	30.00	230	Mar-14	-	3.42	IPCA
	TL 230 kV BARRO ALTO /AGUAS LINDAS C-1 GO	102.00	230	Mar-14	-	11.60	IPCA
	TL 230 kV BARRO ALTO /NIQUELANDIA C-1 GO	87.00	230	Oct-99	-	9.88	IPCA
	TL 230 kV BRAS. GERAL /BRAS. SUL C-1 DF	13.00	230	Oct-72	-	0.16	IPCA
	TL 230 kV BRAS. GERAL /BRAS. SUL C-2 DF	13.00	230	Sep-07	-	0.16	IPCA
	TL 230 kV BRAS. SUL /PIRINEUS C-1 DF/GO	107.00	230	Sep-07	-	1.11	IPCA
	TL 230 kV ITUMBIARA /C. DOURADA C-1 MG/GO	44.00	230	Oct-73	-	0.46	IPCA
	TL 230 kV ITUMBIARA /RIO VERDE FUR C-1 MG/GO	208.00	230	Jan-86	-	18.97	IPCA
	TL 230 kV ITUMBIARA /RIO VERDE FUR C-2 MG/GO	202.00	230	Apr-92	-	18.42	IPCA
	TL 230 kV PIRINEUS /XAVANTES C-1 GO	40.00	230	Nov-06	-	4.54	IPCA
	TL 230 kV RIO VERDE FUR /BARRA PEIXE C-2 GO/MT	240.00	230	Nov-87	-	27.27	IPCA
	TL 230 kV RIO VERDE FUR /C. DOURADA C-1 GO	240.00	230	Feb-94	-	15.96	IPCA
	TL 230 kV RIO VERDE FUR /RONDONOPOLIS C-1 GO/MT	175.00	230	Dec-86	-	23.43	IPCA
	TL 230 kV RIO VERDE FUR /RONDONOPOLIS C-2 GO/MT	257.00	230	Nov-82	-	21.88	IPCA
	TL 230 kV S.DA MESA /NIQUELANDIA C-1 GO	105.00	230	Oct-99	-	9.57	IPCA
	TL 345 kV ADRIANOPOLIS /ITUTINGA C-1 RJ/MG	199.00	345	Mar-68	-	3.48	IPCA
	TL 345 kV ADRIANOPOLIS /ITUTINGA C-2 RJ/MG	199.00	345	Aug-70	-	3.48	IPCA
	TL 345 kV ADRIANOPOLIS /JACAREPAGUA C-1 RJ	38.00	345	Mar-68	-	0.66	IPCA
	TL 345 kV ADRIANOPOLIS /JACAREPAGUA C-2 RJ	38.00	345	Aug-70	-	0.66	IPCA
	TL 345 kV ADRIANOPOLIS /MACAE MERCHAN C-1 RJ	177.00	345	Sep-02	-	3.09	IPCA
	TL 345 kV ADRIANOPOLIS /VENDA PEDRAS C-1 RJ	107.00	345	Nov-10	-	16.89	IPCA
	TL 345 kV ATIBAIA 2 /MOGI CRUZES C-1 SP	64.50	345	Jan-13	-	1.90	IPCA
	TL 345 kV ATIBAIA 2 /POCOS CALDAS C-1 SP/MG	142.50	345	Jan-13	-	1.82	IPCA
	TL 345 kV BANDEIRANTES /SAMAMBAIA C-1 GO/DF	157.00	345	Feb-99	-	24.18	IPCA
	TL 345 kV BANDEIRANTES /SAMAMBAIA C-2 GO/DF	155.00	345	Feb-99	-	23.87	IPCA
	TL 345 kV BARREIRO 1 /PIMENTA C-1 MG	198.00	345	Mar-67	-	3.46	IPCA
	TL 345 kV BRAS. SUL /SAMAMBAIA C-1 DF	13.50	345	Feb-99	-	2.31	IPCA
	TL 345 kV BRAS. SUL /SAMAMBAIA C-2 DF	14.00	345	Feb-99	-	2.77	IPCA
	TL 345 kV CAMPINAS /GUARULHOS C-1 SP	88.00	345	Feb-03	-	1.54	IPCA
	TL 345 kV CAMPINAS /POCOS CALDAS C-1 SP/MG	126.00	345	Oct-72	-	2.20	IPCA
	TL 345 kV CAMPOS /MACAE MERCHAN C-1 RJ	89.00	345	Nov-01	-	13.70	IPCA
	TL 345 kV CAMPOS /MACAE MERCHAN C-2 RJ	89.00	345	Sep-02	-	13.70	IPCA
	TL 345 kV CAMPOS /VIANA C-1 RJ/ES	199.00	345	Dec-05	-	30.64	IPCA
	TL 345 kV CAMPOS /VITORIA C-1 RJ/ES	224.00	345	Sep-78	-	34.49	IPCA
	TL 345 kV CORUMBA /BRAS. SUL C-1 GO/DF	254.00	345	Mar-97	-	39.11	IPCA
	TL 345 kV CORUMBA /ITUMBIARA C-1 GO/MG	79.00	345	Mar-97	-	12.16	IPCA
	TL 345 kV ESTREITO /FURNAS C-1 MG	112.00	345	Oct-09	-	2.06	IPCA
	TL 345 kV ESTREITO /L.C.BARRETO C-1 MG/SP	24.00	345	Dec-09	-	0.50	IPCA
	TL 345 kV ESTREITO /L.C.BARRETO C-2 MG/SP	24.00	345	Oct-09	-	4.14	IPCA
	TL 345 kV ESTREITO /M. MORAES C-1 MG	13.00	345	Feb-09	-	0.32	IPCA
	TL 345 kV FURNAS /ITUTINGA C-1 MG	198.00	345	Mar-68	-	3.46	IPCA
	TL 345 kV FURNAS /ITUTINGA C-2 MG	199.00	345	Dec-69	-	3.48	IPCA
	TL 345 kV FURNAS /M. MORAES C-1 MG	104.00	345	May-68	-	1.84	IPCA
	TL 345 kV FURNAS /PIMENTA C-1 MG	66.00	345	Mar-67	-	1.15	IPCA
	TL 345 kV FURNAS /POCOS CALDAS C-1 MG	131.00	345	Sep-63	-	2.29	IPCA
	TL 345 kV FURNAS /POCOS CALDAS C-2 MG	131.00	345	Apr-65	-	2.29	IPCA
	TL 345 kV GUARULHOS /IBIUNA C-1 SP	75.00	345	Jun-90	-	9.79	IPCA
	TL 345 kV GUARULHOS /IBIUNA C-2 SP	75.00	345	Jul-90	-	9.79	IPCA
	TL 345 kV GUARULHOS /NORDESTE C-1 SP	35.00	345	Mar-64	-	0.58	IPCA
	TL 345 kV GUARULHOS /POCOS CALDAS C-1 SP/MG	182.00	345	Sep-63	-	3.18	IPCA
	TL 345 kV GUARULHOS /POCOS CALDAS C-2 SP/MG	184.00	345	Nov-66	-	3.22	IPCA
	TL 345 kV IBIUNA /TIJUCO PRETO C-1 SP	97.00	345	Nov-83	-	12.66	IPCA
	TL 345 kV IBIUNA /TIJUCO PRETO C-2 SP	97.00	345	Jul-84	-	12.77	IPCA
	TL 345 kV ITUMBIARA /BANDEIRANTES C-1 MG/GO	180.00	345	Jul-73	-	3.15	IPCA
	TL 345 kV ITUMBIARA /BANDEIRANTES C-2 MG/GO	180.00	345	Jul-77	-	27.72	IPCA
	TL 345 kV ITUMBIARA /P. COLOMBIA C-1 MG	201.00	345	Jun-73	-	3.51	IPCA
	TL 345 kV L.C.BARRETO /POCOS CALDAS C-1 SP/MG	198.00	345	Nov-69	-	3.46	IPCA
	TL 345 kV L.C.BARRETO /POCOS CALDAS C-2 SP/MG	197.00	345	Sep-70	-	3.44	IPCA
	TL 345 kV L.C.BARRETO /VOLTA GRANDE C-1 SP/MG	112.00	345	Jun-73	-	0.79	IPCA
	TL 345 kV MACAE MERCHAN /VENDA PEDRAS C-1 RJ	122.00	345	Nov-10	-	19.20	IPCA
	TL 345 kV MARIMBONDO /P. COLOMBIA C-1 MG	77.00	345	Oct-75	-	1.35	IPCA
	TL 345 kV MOGI CRUZES /NORDESTE C-1 SP	25.00	345	Mar-64	-	0.38	IPCA
	TL 345 kV P. COLOMBIA /VOLTA GRANDE C-1 MG	45.00	345	Jun-73	-	0.79	IPCA
	TL 345 kV PADRE FIALHO /OURO PRETO 2 C-1 MG	Portioned	345		-	2.78	IPCA
	TL 345 kV BARRO BRANCO / OURO PRETO	59.00	345	Oct-13	-	2.78	IPCA
	TL 345 kV BARRO BRANCO / PADRE FIALHO	104.50	345	Oct-13	-	2.78	IPCA
	TL 345 kV VIANA /VITORIA C-1 ES	26.00	345	Dec-05	-	4.40	IPCA
	TL 345 kV VITORIA /PADRE FIALHO C-1 ES/MG	220.50	345	Apr-13	-	3.91	IPCA
	TL 500 kV ADRIANOPOLIS /C. PAULISTA C-1 RJ/SP	171.00	500	Feb-74	-	4.32	IPCA
	TL 500 kV ADRIANOPOLIS /C. PAULISTA C-3 RJ/SP (177,5 km)	Portioned	500		-	4.49	IPCA
	TL 500 kV ADRIANÓPOLIS / BAIXADA FLUMINENSE	19.00	500	Nov-13	-	4.49	IPCA
	TL 500 kV BAIXADA FLUMINENSE / CACHOEIRA PAULISTA	160.50	500	Nov-13	-	4.49	IPCA
	TL 500 kV ADRIANOPOLIS /GRAJAU C-1 RJ	55.00	500	Dec-77	-	14.78	IPCA
	TL 500 kV ADRIANOPOLIS /RESENDE C-1 RJ	115.00	500	Apr-09	-	25.60	IPCA
	TL 500 kV ADRIANOPOLIS /SAO JOSE C-1 RJ	33.00	500	Aug-91	-	8.87	IPCA
	TL 500 kV ANGRA FUR /C. PAULISTA C-1 RJ/SP	103.00	500	Jun-77	-	22.93	IPCA
	TL 500 kV ANGRA FUR /SAO JOSE C-1 RJ	133.00	500	Dec-98	-	29.60	IPCA
	TL 500 kV ANGRA FUR /ZONA OESTE C-1 RJ	97.50	500	Mar-11	-	19.36	IPCA
	TL 500 kV ARARAQUARA FURNAS /CAMPINAS C-1 SP	171.00	500	Jul-76	-	38.06	IPCA
	TL 500 kV ARARAQUARA FURNAS /POCOS CALDAS C-1 SP/MG	176.00	500	Apr-76	-	39.17	IPCA
	TL 500 kV C. PAULISTA /CAMPINAS C-1 SP	223.00	500	Sep-77	-	49.64	IPCA
	TL 500 kV C. PAULISTA /ITAJUBA 3 C-1 SP/MG	53.00	500	Jul-02	-	11.80	IPCA
	TL 500 kV C. PAULISTA /RESENDE C-1 SP/RJ	56.00	500	Apr-09	-	12.46	IPCA
	TL 500 kV C. PAULISTA /TAUBATE C-1 SP	83.00	500	Jun-83	-	18.47	IPCA
	TL 500 kV C. PAULISTA /TIJUCO PRETO C-1 SP	181.00	500	Nov-88	-	40.29	IPCA
	TL 500 kV GURUPI /MIRACEMA C-1 TO	255.00	500	Mar-99	-	56.98	IPCA
	TL 500 kV IBIUNA /ITATIBA C-1 SP	86.50	500	Aug-12	-	19.14	IPCA
	TL 500 kV ITATIBA /CAMPINAS C-1 SP	26.50	500	Aug-12	-	5.79	IPCA
	TL 500 kV ITUMBIARA /SAO SIMAO-SE C-1 MG	166.00	500	Jan-79	-	36.95	IPCA
	TL 500 kV MARIMBONDO /AGUA VERMELHA C-1 MG/SP	172.00	500	Aug-79	-	38.28	IPCA
	TL 500 kV MARIMBONDO /ARARAQUARA FURNAS C-1 MG/SP	195.00	500	Apr-76	-	43.40	IPCA
	TL 500 kV MARIMBONDO /ARARAQUARA FURNAS C-2 MG/SP	194.00	500	Aug-76	-	43.18	IPCA
	TL 500 kV POCOS CALDAS /ITAJUBA 3 C-1 MG	139.00	500	Jul-02	-	30.94	IPCA
	TL 500 kV S.DA MESA /GURUPI C-1 GO/TO	256.00	500	Mar-99	-	56.98	IPCA
	TL 500 kV S.DA MESA /SAMAMBAIA C-1 GO/DF	249.00	500	Mar-98	-	55.42	IPCA
	TL 500 kV S.DA MESA /SAMAMBAIA C-2 GO/DF	248.50	500	Jan-99	-	55.31	IPCA
	TL 500 kV TIJUCO PRETO /TAUBATE C-1 SP	108.50	500	Mar-84	-	3.47	IPCA
	TL 500 kV ZONA OESTE /GRAJAU C-1 RJ	79.00	500	Mar-11	-	15.14	IPCA
	TL 600 kV F.IGUACU 50HZ /IBIUNA C-1 PR/SP	792.00	600	Mar-85	-	16.17	IPCA
	TL 25 kV ELETRODO DE TERRA / FOZ DO IGUACU C-1	16.00	25	Apr-85	-	16.17	IPCA
	TL 25 kV ELETRODO DE TERRA-IBIUNA C-1	67.00	25	Apr-85	-	16.17	IPCA
	TL 600 kV F.IGUACU 50HZ /IBIUNA C-2 PR/SP	792.00	600	Mar-85	-	16.17	IPCA
	TL 25 kV ELETRODO DE TERRA / FOZ DO IGUACU C-2	15.00	25	Aug-87	-	16.17	IPCA
	TL 25 kV ELETRODO DE TERRA-IBIUNA C-2	67.00	25	Aug-87	-	16.17	IPCA
	TL 600 kV F.IGUACU 50HZ /IBIUNA C-3 PR/SP	820.00	600	Aug-87	-	16.74	IPCA
	TL 600 kV F.IGUACU 50HZ /IBIUNA C-4 PR/SP	820.00	600	Aug-87	-	16.74	IPCA
	TL 750 kV F.IGUACU 60HZ /IVAIPORA C-1 PR	322.00	765	Aug-89	-	106.35	IPCA
	TL 750 kV F.IGUACU 60HZ /IVAIPORA C-2 PR	323.00	765	Dec-86	-	106.68	IPCA
	TL 750 kV F.IGUACU 60HZ /IVAIPORA C-3 PR	331.00	765	Mar-89	-	109.32	IPCA
	TL 750 kV ITABERA /IVAIPORA C-1 SP/PR	265.00	765	Aug-89	-	87.52	IPCA
	TL 750 kV ITABERA /IVAIPORA C-2 SP/PR	264.00	765	Oct-82	-	87.19	IPCA
	TL 750 kV ITABERA /IVAIPORA C-3 SP/PR	272.00	765	May-00	-	10.20	IPCA
	TL 750 kV ITABERA /TIJUCO PRETO C-1 SP	305.00	765	Jul-89	-	100.73	IPCA
	TL 750 kV ITABERA /TIJUCO PRETO C-2 SP	304.00	765	Oct-82	-	100.40	IPCA
	TL 750 kV ITABERA /TIJUCO PRETO C-3 SP	312.00	765	May-01	-	11.70	IPCA

Eletrosul	TL 69 kVSalto Osório / Salto Santiago	56.20	69	Oct-78	Dec-42	***	IPCA
	TL 138 kV ANASTACIO /AQUIDAUANA C-1 MS	11.10	138	Nov-06	Dec-42	0.38	IPCA
	TL 138 kV ANASTACIO /AQUIDAUANA C-2 MS	11.10	138	Nov-06	Dec-42	0.16	IPCA
	TL 138 kV ARAQUARI (HYOSUNG) /JOINVILLE SANTA CATARINA C-1 SC	19.30	138	May-12	Dec-42	0.55	IPCA
	TL 138 kV BIGUACU /FLORIANOPOLIS C-1 SC	19.50	138	Feb-02	Dec-42	0.39	IPCA
	TL 138 kV BIGUACU /FLORIANOPOLIS C-2 SC	19.50	138	Oct-90	Dec-42	0.55	IPCA
	TL 138 kV BIGUACU /ITAJAIFAZENDA C-1 SC	58.40	138	Oct-90	Dec-42	2.39	IPCA
	TL 138 kV BIGUACU /TIJUCAS C-1 SC	27.28	138	Feb-02	Dec-42	0.56	IPCA
	TL 138 kV BLUMENAU /GASPAR	29.00	138	Sep-89	Dec-42	***	IPCA
	TL 138 kV BLUMENAU /ILHOTA C-1 SC	40.20	138	Oct-88	Dec-42	1.88	IPCA
	TL 138 kV CAMBORIU M.B. /ITAJAI C-1 SC	13.31	138	Feb-02	Dec-42	0.62	IPCA
	TL 138 kV CAMPO GRANDE /U.MIMOSO C-2 MS	108.30	138	Oct-83	Dec-42	5.06	IPCA
	TL 138 kV CAMPO GRANDE /U.MIMOSO C-3 MS	108.30	138	Sep-83	Dec-42	3.11	IPCA
	TL 138 kV CAMPO GRANDE /U.MIMOSO C-4 MS	108.30	138	Sep-83	Dec-42	3.11	IPCA
	TL 138 kV D.DAS NACOES /IVINHEMA 2 C-1 MS	94.70	138	Dec-83	Dec-42	3.44	IPCA
	TL 138 kV ELDORADO /GUAIRA C-1 MS/PR	16.90	138	Oct-82	Dec-42	0.79	IPCA
	TL 138 kV FLORIANOPOLIS /PALHOCA ESU C-1 SC	9.60	138	Nov-83	Dec-42	0.33	IPCA
	TL 138 kV FLORIANOPOLIS /PALHOCA ESU C-2 SC	9.60	138	Nov-83	Dec-42	0.33	IPCA
	TL 138 kV GASPAR /ILHOTA C-1 SC	11.20	138	Oct-88	Dec-42	0.52	IPCA
	TL 138 kV ILHOTA /ARAQUARI (HYOSUNG) C-1 SC	47.65	138	Sep-11	Dec-42	0.74	IPCA
	TL 138 kV ILHOTA /ITAJAI C-1 SC	7.89	138	Mar-02	Dec-42	0.37	IPCA
	TL 138 kV ILHOTA /ITAJAI C-2 SC	7.89	138	Mar-02	Dec-42	***	IPCA
	TL 138 kV ILHOTA /PICARRAS C-1 SC	14.80	138	Apr-94	Dec-42	0.69	IPCA
	TL 138 kV IMBITUBA /J.LACERDA-A C-1 SC	45.70	138	Oct-80	Dec-42	2.13	IPCA
	TL 138 kV IMBITUBA /PAL.PINHEIRA C-1 SC	61.84	138	Mar-82	Dec-42	2.50	IPCA
	TL 138 kV ITAJAI /ITAJAIFAZENDA C-1 SC	5.35	138	Mar-02	Dec-42	0.11	IPCA
	TL 138 kV IVINHEMA /IVINHEMA 2 C-1 MS	33.50	138	Mar-82	Dec-42	1.04	IPCA
	TL 138 kV IVINHEMA 2 /NOVA ANDRADINA C-1 MS	40.36	138	Mar-82	Dec-42	0.90	IPCA
	TL 138 kV JOINVILLE SANTA CATARINA /JOINVILLE GM C-1 SC	3.00	138	Oct-15	Dec-42	0.28	IPCA
	TL 138 kV J.S.CATARINA /PICARRAS C-1 SC	50.00	138	Oct-99	Dec-42	0.99	IPCA
	TL 138 kV JOINVILLE /J.S.CATARINA C-1 SC	11.06	138	Oct-99	Dec-42	0.52	IPCA
	TL 138 kV JOINVILLE GM /JOINVILLE C-1 SC	8.73	138	May-12	Dec-42	0.26	IPCA
	TL 138 kV JUPIA /U.MIMOSO C-2 SP/MS	218.70	138	Feb-92	Dec-42	10.21	IPCA
	TL 138 kV JUPIA /U.MIMOSO C-3 SP/MS	218.70	138	Jan-82	Dec-42	6.29	IPCA
	TL 138 kV JUPIA /U.MIMOSO C-4 SP/MS	218.70	138	Jan-82	Dec-42	6.29	IPCA
	TL 138 kV NOVA ANDRADINA /PORTO PRIMAVERA C-1 MS/SP	46.14	138	Mar-82	Dec-42	1.94	IPCA
	TL 138 kV PAL.PINHEIRA /PALHOCA ESU C-1 SC	31.16	138	Mar-82	Dec-42	1.02	IPCA
	TL 138 kV PALHOCA ESU /J.LACERDA-A C-1 SC	108.60	138	Oct-83	Dec-42	5.07	IPCA
	TL 138 kV TIJUCAS /CAMBORIU M.B. C-1 SC	23.13	138	Feb-02	Dec-42	0.46	IPCA
	TL 230 kV ANASTACIO /DOURADOS C-1 MS	210.90	230	Aug-94	Dec-42	11.14	IPCA
	TL 230 kV AREIA /PONTA G NORTE C-1 PR	181.60	230	Oct-76	Dec-42	9.59	IPCA
	TL 230 kV AREIA /S. OSORIO C-1 PR	156.27	230	Jan-77	Dec-42	8.25	IPCA
	TL 230 kV AREIA /S. OSORIO C-2 PR	156.16	230	Dec-76	Dec-42	8.25	IPCA
	TL 230 kV AREIA /S.MATEUS SUL C-1 PR	129.00	230	Jul-90	Dec-42	6.81	IPCA
	TL 230 kV ASSIS /LONDRINA COT C-1 SP/PR	114.30	230	Mar-79	Dec-42	6.04	IPCA
	TL 230 kV ATLANTIDA 2 /GRAVATAI 3 C-1 RS	100.17	230	Apr-08	Dec-42	2.25	IPCA
	TL 230 kV ATLANTIDA 2 /OSORIO 2 C-1 RS	36.00	230	May-07	Dec-42	1.01	IPCA
	TL 230 kV BIGUACU /DESTERRO C-1 SC	56.58	230	Dec-08	Dec-42	1.27	IPCA
	TL 230 kV BIGUACU /GASPAR 2 C-1 SC	110.00	230	Mar-15	Dec-42	5.57	IPCA
	TL 230 kV BIGUACU /J.LACERDA-B C-1 SC	129.50	230	Oct-80	Dec-42	6.93	IPCA
	TL 230 kV BIGUACU /PALHOCA ESU C-1 SC	20.40	230	Oct-80	Dec-42	0.57	IPCA
	TL 230 kV BLUMENAU /ITAJAI C-1 SC	37.55	230	Jan-02	Dec-42	0.67	IPCA
	TL 230 kV BLUMENAU /ITAJAI C-2 SC	37.55	230	Mar-02	Dec-42	0.67	IPCA
	TL 230 kV BLUMENAU /JOINV.NORTE C-1 SC	72.85	230	Apr-79	Dec-42	3.85	IPCA
	TL 230 kV BLUMENAU /JOINVILLE C-1 SC	67.00	230	Sep-79	Dec-42	3.54	IPCA
	TL 230 kV C.I.AUT.GRA /GRAVATAI 3 C-1 RS	2.06	230	Nov-07	Dec-42	0.06	IPCA
	TL 230 kV C.MOURAO /APUCARANA C-1 PR	114.50	230	Feb-76	Dec-42	6.05	IPCA
	TL 230 kV C.MOURAO /MARINGA C-1 PR	79.90	230	Feb-76	Dec-42	4.22	IPCA
	TL 230 kV C.MOURAO /S. OSORIO C-1 PR	181.20	230	Feb-76	Dec-42	9.57	IPCA
	TL 230 kV C.MOURAO /S. OSORIO C-2 PR	181.30	230	May-76	Dec-42	9.57	IPCA
	TL 230 kV CANOINHAS ESU /S.MATEUS SUL C-1 SC/PR	47.70	230	Feb-88	Dec-42	2.52	IPCA
	TL 230 kV CASCAVEL OEST /CASCAVEL C-1 PR	9.90	230	Apr-01	Dec-42	0.63	IPCA
	TL 230 kV CASCAVEL OESTE /GUAÍRA C-1 PR	126.20	230	Mar-13	Dec-42	6.72	IPCA
	TL 230 kV CAXIAS /CAXIAS SUL 5 C-1 RS	22.49	230	Jun-09	Dec-42	0.56	IPCA
	TL 230 kV CURITIBA /JOINV.NORTE C-1 PR/SC	96.36	230	Nov-76	Dec-42	5.09	IPCA
	TL 230 kV CURITIBA /JOINVILLE C-1 PR/SC	99.70	230	Jun-77	Dec-42	5.26	IPCA
	TL 230 kV CURITIBA /S.MATEUS SUL C-1 PR	116.70	230	Jul-90	Dec-42	6.16	IPCA
	TL 230 kV DOURADOS /GUAIRA C-1 MS/PR	226.50	230	Nov-91	Dec-42	11.96	IPCA
	TL 230 kV FARROUPILHA /CAXIAS SUL 5 C-1 RS	17.90	230	Oct-05	Dec-42	0.44	IPCA
	TL 230 kV FARROUPILHA /MONTE CLARO C-1 RS	30.96	230	Sep-04	Dec-42	0.70	IPCA
	TL 230 kV FARROUPILHA /MONTE CLARO C-2 RS	31.00	230	Sep-04	Dec-42	0.70	IPCA
	TL 230 kV FORQUILHINHA /L.GRANDE C-1 SC/RS	116.50	230	Sep-03	Dec-42	0.43	IPCA
	TL 230 kV FORQUILHINHA /SIDEROPOL.ESU C-1 SC	27.60	230	Oct-11	Dec-42	0.31	IPCA
	TL 230 kV GASPAR 2 /BLUMENAU C-1 SC	15.00	230	Jan-84	Dec-42	0.58	IPCA
	TL 230 kV GASPAR 2 /BLUMENAU C-2 SC	18.07	230	Mar-15	Dec-42	0.90	IPCA
	TL 230 kV GASPAR 2 /PALHOCA ESU C-1 SC	120.83	230	Jan-84	Dec-42	6.60	IPCA
	TL 230 kV J.LACERDA-A /J.LACERDA-B C-1 SC	0.80	230	Dec-79	Dec-42	0.04	IPCA
	TL 230 kV J.LACERDA-A /J.LACERDA-B C-2 SC	0.80	230	Oct-07	Dec-42	0.02	IPCA
	TL 230 kV J.LACERDA-B /PALHOCA ESU C-1 SC	120.60	230	Aug-05	Dec-42	6.37	IPCA
	TL 230 kV J.LACERDA-B /SIDEROPOL.ESU C-1 SC	49.40	230	Jun-79	Dec-42	2.61	IPCA
	TL 230 kV J.LACERDA-B /SIDEROPOL.ESU C-2 SC	47.30	230	Aug-79	Dec-42	2.50	IPCA
	TL 230 kV J.LACERDA-B /U.JLACERDA-C C-1 SC	0.50	230	Feb-97	Dec-42	0.03	IPCA
	TL 230 kV J.LACERDA-B /U.JLACERDA-C C-2 SC	0.50	230	Feb-97	Dec-42	0.03	IPCA
	TL 230 kV JOINVILLE /JOINV.NORTE C-1 SC	5.27	230	Nov-76	Dec-42	0.33	IPCA
	TL 230 kV JOINVILLE /VEGA DO SUL C-1 SC	44.10	230	Nov-02	Dec-42	0.78	IPCA
	TL 230 kV JOINVILLE /VEGA DO SUL C-2 SC	44.10	230	Nov-02	Dec-42	0.78	IPCA
	TL 230 kV L.GRANDE /CAXIAS SUL 5 C-1 RS	65.60	230	Oct-05	Dec-42	1.47	IPCA
	TL 230 kV LONDRINA ESU /APUCARANA C-1 PR	40.40	230	Apr-88	Dec-42	2.13	IPCA
	TL 230 kV LONDRINA ESU /ASSIS C-1 PR/SP	156.50	230	May-05	Dec-42	8.26	IPCA
	TL 230 kV LONDRINA ESU /LONDRINA COT C-1 PR	31.60	230	Apr-88	Dec-42	1.67	IPCA
	TL 230 kV LONDRINA ESU /MARINGA C-1 PR	95.30	230	May-05	Dec-42	5.03	IPCA
	TL 230 kV MONTE CLARO /NOVA PRATA 2 C-1 RS	30.90	230	Sep-04	Dec-42	0.69	IPCA
	TL 230 kV MONTE CLARO /NOVA PRATA 2 C-2 RS	32.60	230	Sep-04	Dec-42	0.98	IPCA
	TL 230 kV PASSO FUNDO /NOVA PRATA 2 C-1 RS	199.10	230	Nov-92	Dec-42	10.51	IPCA
	TL 230 kV PASSO FUNDO /NOVA PRATA 2 C-2 RS	189.90	230	Nov-92	Dec-42	4.63	IPCA
	TL 230 kV PASSO FUNDO /U.PASSO FUNDO C-1 RS	0.45	230	Mar-73	Dec-42	0.01	IPCA
	TL 230 kV PASSO FUNDO /U.PASSO FUNDO C-2 RS	0.45	230	May-73	Dec-42	0.01	IPCA
	TL 230 kV PASSO FUNDO /XANXERE ESU C-1 RS/SC	79.30	230	May-75	Dec-42	1.78	IPCA
	TL 230 kV PASSO FUNDO /XANXERE ESU C-2 RS/SC	79.20	230	Nov-79	Dec-42	4.18	IPCA
	TL 230 kV PATO BRANCO /XANXERE ESU C-1 PR/SC	79.60	230	Dec-79	Dec-42	4.20	IPCA
	TL 230 kV S. OSORIO /PATO BRANCO C-1 PR	85.90	230	Dec-79	Dec-42	4.54	IPCA
	TL 230 kV S. OSORIO /U.S.OSORIO C-1 PR	2.28	230	Nov-75	Dec-42	0.01	IPCA
	TL 230 kV S. OSORIO /U.S.OSORIO C-2 PR	2.28	230	Nov-75	Dec-42	0.01	IPCA
	TL 230 kV S. OSORIO /U.S.OSORIO C-3 PR	2.28	230	Nov-75	Dec-42	0.02	IPCA
	TL 230 kV S. OSORIO /U.S.OSORIO C-4 PR	2.28	230	Nov-75	Dec-42	0.02	IPCA
	TL 230 kV S. OSORIO /U.S.OSORIO C-5 PR	2.28	230	Nov-75	Dec-42	0.02	IPCA
	TL 230 kV S. OSORIO /U.S.OSORIO C-6 PR	2.28	230	Nov-75	Dec-42	0.02	IPCA
	TL 230 kV S. OSORIO /XANXERE ESU C-1 PR/SC	162.00	230	Oct-75	Dec-42	3.64	IPCA
	TL 500 kV AREIA /BATEIAS C-1 PR	220.30	500	Jun-00	Dec-42	28.39	IPCA
	TL 500 kV AREIA /BENTO MUNHOZ C-1 PR	10.70	500	Sep-80	Dec-42	1.65	IPCA
	TL 500 kV AREIA /BENTO MUNHOZ C-2 PR	10.90	500	Aug-81	Dec-42	1.69	IPCA
	TL 500 kV AREIA /C.NOVOS C-1 PR/SC	176.30	500	Sep-82	Dec-42	22.72	IPCA
	TL 500 kV AREIA /CURITIBA C-1 PR	235.82	500	Jun-00	Dec-42	30.39	IPCA
	TL 500 kV AREIA /IVAIPORA C-1 PR	173.20	500	May-82	Dec-42	22.32	IPCA
	TL 500 kV AREIA /SEGREDO C-1 PR	57.80	500	Aug-92	Dec-42	7.45	IPCA
	TL 500 kV BLUMENAU /CURITIBA C-1 SC/PR	135.70	500	Dec-83	Dec-42	17.49	IPCA
	TL 500 kV C.NOVOS /CAXIAS C-1 SC/RS	203.30	500	Dec-01	Dec-42	26.20	IPCA
	TL 500 kV C.NOVOS /MACHADINHO C-1 SC	50.30	500	Jan-02	Dec-42	6.49	IPCA
	TL 500 kV CAXIAS /ITA C-1 RS/SC	256.00	500	Feb-02	Dec-42	14.03	IPCA
	TL 500 kV CURITIBA /BATEIAS C-1 PR	33.50	500	Jun-00	Dec-42	4.32	IPCA
	TL 500 kV ITA /MACHADINHO C-1 SC	70.10	500	Jan-02	Dec-42	10.19	IPCA
	TL 500 kV IVAIPORA /IVAIPORA C-1 PR	0.79	500	Sep-82	Dec-42	0.13	IPCA
	TL 500 kV IVAIPORA /IVAIPORA C-2 PR	0.76	500	Feb-92	Dec-42	0.13	IPCA
	TL 500 kV IVAIPORA /IVAIPORA C-3 PR	0.76	500	Jun-04	Dec-42	0.05	IPCA
	TL 500 kV IVAIPORA /LONDRINA ESU C-1 PR	121.90	500	Apr-88	Dec-42	15.71	IPCA
	TL 500 kV IVAIPORA /S.SANTIAGO C-1 PR	165.55	500	May-82	Dec-42	21.34	IPCA
	TL 500 kV S.SANTIAGO /ITA C-1 PR/SC	186.80	500	Sep-87	Dec-42	24.08	IPCA
	TL 500 kV S.SANTIAGO /SEGREDO C-1 PR	60.90	500	Aug-92	Dec-42	7.85	IPCA
	TL 500 kV S.SANTIAGO /U.S.SANTIAGO C-1 PR	0.67	500	Aug-92	Dec-42	0.11	IPCA
	TL 500 kV S.SANTIAGO /U.S.SANTIAGO C-2 PR	0.70	500	Aug-92	Dec-42	0.11	IPCA
	TL 500 kV S.SANTIAGO /U.S.SANTIAGO C-3 PR	0.74	500	Feb-82	Dec-42	***	-
	TL 525 kV CAXIAS /GRAVATAI C-1 RS	78.70	525	Dec-01	Dec-42	10.14	IPCA
	TL 525 kV GRAVATAI /NOVA STA RITA C-1 RS	29.03	525	Apr-06	Dec-42	4.12	IPCA
	TL 525 kV ITA /NOVA STA RITA C-1 SC/RS	314.75	525	Apr-06	Dec-42	40.57	IPCA

(1) TL 138 kV RONDONOPOLIS /COXIPO C-1 MT was portioned in SS "Lucas do Rio Verde" on 11/02/2012.
(2) TL JACIARA /RONDONÓPOLIS Cemat C-1 MT (70 kM) was portioned in SS "Complexo do Prata" on 07/18/2017.
(3) TL 230 kV NOVA MUTUM /SORRISO C-1 MT was portioned in SS "Lucas do Rio Verde" on 11/02/2012.
(4) TL 500 kV MIRANDA II /P.DUTRA C-1 MA was portioned in SS S.Antônio dos Lopes on 12/16/2012.
* Enterprises in operation which do not have right to AAR.
**The circuit already includes the bipoles

 *** Instalations without AAR that were allocated by Aneel when the concessions were extended (without affecting the total amount defined by the MME). After the next tariff review, AAR will also be redistributed to these asstes.

**** It doesn't belong to ESUL (CEEE)

AAR Consolidation 3Q17
Company	Corporate AAR
Chesf	R$ 3,126,041,768.12
Eletronorte	R$ 1,944,026,217.51
Eletrosul	R$ 1,381,164,230.00
Furnas	R$ 4,719,903,014.78
Amazonas GT	R$ 46,863,059.38

III.4 Substation - Enterprises renewed in terms of 12,783/13 Law
Eletrobras Companies	SS	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR on 09.30.17 (R$ million)	Readjustment Index
Eletronorte	ABUNA	110.6	RO	May-02	Dec-42	3.16	3.60%
	ALTAMIRA	180.3	PA	Jun-98	Dec-42	11.35	3.60%
	ALUMAR	-	-	-	-	0.32	3,60%
	ARIQUEMES	120.3	RO	Aug-94	Dec-42	1.80	3.60%
	BARRA PEIXE	150.6	MT	Nov-93	Dec-42	13.70	3.60%
	BOA VISTA	301.7	RR	Jul-01	Dec-42	1.04	3.60%
	C. MAGALHAES	15.1	MT	Oct-81	Dec-42	1.97	3.60%
	CAMETA	23.6	PA	Aug-98	Dec-42	2.72	3.60%
	CARAJAS	0.3	PA	Nov-06	Dec-42	1.23	3.60%
	CASTANHAL	-	PA	Jun-12	Dec-42	1.81	3,6% No transformer
	COELHO NETO	130.0	MA	Jan-00	Dec-42	5.24	3.60%
	COLINAS	1.5	TO	Mar-99	Dec-42	23.81	3.60%
	COXIPO	571.2	MT	Jul-87	Dec-42	22.68	3.60%
	CVRD	-	-	-	-	0.80	3.60%
	GUAMA	454.0	PA	Dec-81	Dec-42	8.43	3.60%
	IMPERATRIZ	1,842.2	MA	Dec-82	Dec-42	89.40	3.60%
	INTEGRADORA	-	PA	Jul-13	Dec-42	0.65	3.60%
	JARU	90.2	RO	Sep-97	Dec-42	4.33	3.60%
	JAURU	600.5	MT	Jun-03	Dec-42	3.23	3.60%
	JI-PARANA	380.6	RO	Sep-94	Dec-42	6.39	3.60%
	MARABA	1,063.8	PA	Oct-81	Dec-42	46.59	3.60%
	MIRACEMA	362.5	TO	Mar-99	Dec-42	28.24	3.60%
	MIRAMAR	-	PA	May-16	Dec-42	1.27	3,6% No transformer
	MIRANDA II	500.6	MA	Jun-98	Dec-42	17.11	3.60%
	NOBRES	-	MT	Sep-96	Dec-42	1.55	3,6% No transformer
	NOVA MUTUM	60.6	MT	Sep-96	Dec-42	4.89	3.60%
	P.DUTRA	721.0	MA	Dec-82	Dec-42	81.47	3.60%
	PERITORO	300.1	MA	Dec-82	Dec-42	7.28	3.60%
	PIMENTA BUENO	110.6	RO	Jun-08	Dec-42	4.29	3.60%
	PORTO FRANCO	399.5	MA	Feb-94	Dec-42	13.48	3.60%
	PORTO VELHO	525.6	RO	Jul-89	Dec-42	4.00	3.60%
	RIO BRANCO 1	423.0	AC	Nov-12	Dec-42	7.69	3.60%
	RONDONOPOLIS	400.9	MT	Jul-83	Dec-42	18.47	3.60%
	RUROPOLIS	300.6	PA	Dec-98	Dec-42	15.67	3.60%
	SAMUEL	0.3	RO	Jul-89	Dec-42	0.90	3.60%
	SANTA MARIA	600.2	PA	Sep-95	Dec-42	13.75	3.60%
	SAO LUIS I	401.7	MA	Dec-82	Dec-42	9.16	3.60%
	SAO LUIS II	2,829.0	MA	Dec-82	Dec-42	71.62	3.60%
	SINOP	356.0	MT	Sep-96	Dec-42	10.19	3.60%
	SORRISO	60.6	MT	Sep-96	Dec-42	4.22	3.60%
	SUB S.LUIS	-	-	-	-	6.94	3.60%
	TRANSAMAZONIC	60.3	PA	Dec-98	Dec-42	10.04	3.60%
	TUCURUI	969.0	PA	Oct-81	Dec-42	53.27	3.60%
	TUCURUI VILA	58.4	PA	Jun-99	Dec-42	4.16	3.60%
	UTINGA	602.0	PA	Dec-81	Dec-42	12.86	3.60%
	VARZEA GRANDE	-	-	-	-	3.82	3.60%
	VILA DO CONDE	3,817.4	PA	Dec-81	Dec-42	62.28	3.60%
	VILHENA	120.6	RO	Oct-08	Dec-42	4.45	3.60%
	XINGU	-	-	-	-	0.05	3.60%
	AMAPÁ	10.1	AP	Dec-01	Dec-42	(1)	-
	CALÇOENE	10.1	AP	May-02	Dec-42	(1)	-
	COARACY NUNES	40.1	AP	Nov-75	Dec-42	(1)	-
	EPITACIOLÂNDIA	22.1	AC	Mar-08	Dec-42	(1)	-
	EQUATORIAL	80.0	AP	Aug-00	Dec-42	(1)	-
	MACAPÁ II	53.4	AP	Nov-96	Dec-42	(1)	-
	PORTUÁRIA	20.0	AP	Apr-96	Dec-42	(1)	-
	SANTA RITA	80.0	AP	Dec-07	Dec-42	(1)	-
	SANTANA	120.5	AP	Oct-75	Dec-42	(1)	-
	SENA MADUREIRA	18.8	AC	Oct-08	Dec-42	(1)	-
	TARTARUGALZINHO	40.2	AP	Jun-00	Dec-42	(1)	-

Chesf	SS Elev. Apolonio Sales Plant	480.0	AL	Feb-77	Dec-42	(*)	(*)
	SS Elev. Luiz Gonzaga Plant	1,665.0	PE	May-88	Dec-42	(*)	(*)
	SS Elev. Paulo Afonso I Plant	202.5	BA	Jan-55	Dec-42	(*)	(*)
	SS Elev. Paulo Afonso II Plant	495.0	BA	Jan-62	Dec-42	(*)	(*)
	SS Elev. Paulo Afonso III Plant	960.0	BA	Jan-71	Dec-42	(*)	(*)
	SS Elev. Paulo Afonso IV Plant	2,700.0	BA	Nov-79	Dec-42	(*)	(*)
	SS Elev. Plant Xingó	3,330.0	SE	Nov-94	Dec-42	(*)	(*)
	SS Elev. B. Esperança Plant	280.0	PI	Mar-70	Dec-42	(*)	(*)
	SS Elev. Usina de Funil	43.2	BA	Jan-59	Dec-42	(*)	(*)
	SS Elev. Usina de Pedra	27.0	BA	Nov-78	Dec-42	(*)	(*)
	ABAIXADORA	110.0	BA	Oct-67	Dec-42	5.6	0.0
	ACU II	378.0	RN	Nov-89	Dec-42	12.9	0.0
	ANGELIM	310.0	PE	Jan-56	Dec-42	21.4	0.0
	ANGELIM II	NA	PE	Jan-80	Dec-42	11.5	0.0
	B. ESPERANCA 230 kV	127.0	PI	Mar-70	Dec-42	32.2	0.0
	B.JESUS LAPA	162.0	BA	Sep-81	Dec-42	19.7	0.0
	BANABUIU	121.0	CE	Jan-64	Dec-42	11.5	0.0
	BARREIRAS	401.0	BA	Jun-96	Dec-42	11.0	0.0
	BOM NOME	388.0	PE	Oct-63	Dec-42	11.6	0.0
	BONGI	530.0	PE	May-56	Dec-42	15.8	0.0
	BROT.MACAUBAS	NA	BA	Jul-12	Dec-42	0.4	0.0
	C.GRANDE II	410.0	PB	May-64	Dec-42	43.7	0.0
	CAMACARI II	2,605.0	BA	Jan-79	Dec-42	87.7	0.0
	CAMPO FORMOSO (**)	NA	BA	Dec-15	Dec-42	-	-
	CATU	300.0	BA	May-56	Dec-42	11.6	0.0
	CAUIPE	201.0	CE	Mar-01	Dec-42	9.4	0.0
	CIC. DANTAS	101.0	BA	May-56	Dec-42	5.3	0.0
	COREMAS	300.0	PB	Dec-90	Dec-42	10.0	0.0
	COTEGIPE	302.0	BA	Jan-56	Dec-42	9.6	0.0
	COTEMINAS	NA	PB	Dec-09	Dec-42	0.7	0.0
	CUR.NOVOS II	103.0	RN	Nov-75	Dec-42	3.3	0.0
	DELM. GOUVEIA	401.0	CE	Jun-89	Dec-42	21.1	0.0
	ELISEU MARTIN	101.0	PI	Jan-06	Dec-42	1.6	0.0
	EUNAPOLIS	400.0	BA	Sep-98	Dec-42	17.4	0.0
	FORTALEZA	405.0	CE	Jan-64	Dec-42	39.3	0.0
	FORTALEZA II	2,400.0	CE	May-00	Dec-42	58.7	0.0
	FUNIL	550.0	BA	Jan-56	Dec-42	33.8	0.0
	G.MANGABEIRA	200.0	BA	Mar-60	Dec-42	11.2	0.0
	GOIANINHA	300.0	PE	Jan-61	Dec-42	15.1	0.0
	ICO	200.0	CE	May-97	Dec-42	7.8	0.0
	IRECE	229.0	BA	Sep-81	Dec-42	21.0	0.0
	ITABAIANA	200.0	SE	May-57	Dec-42	10.9	0.0
	ITABAIANINHA	240.0	SE	Feb-96	Dec-42	9.1	0.0
	ITAPARICA	10.0	PE	Jan-83	Dec-42	1.7	0.0
	ITAPEBI	NA	BA	Jan-03	Dec-42	1.3	0.0
	JACARACANGA	301.0	BA	Jan-82	Dec-42	11.6	0.0
	JAGUARARI-SE	NA	BA	Jan-80	Dec-42	2.3	0.0
	JARDIM	1,601.0	SE	Aug-79	Dec-42	48.1	0.0
	JOAIRAM	451.0	PE	Jul-06	Dec-42	3.7	0.0
	JUAZEIRO II	402.0	BA	Apr-81	Dec-42	11.5	0.0
	MACEIO	400.0	AL	Sep-02	Dec-42	11.2	0.0
	MATATU	380.0	BA	Jan-65	Dec-42	17.8	0.0
	MESSIAS	1,201.0	AL	Nov-94	Dec-42	48.6	0.0
	MILAGRES	2,120.0	CE	Jan-64	Dec-42	62.6	0.0
	MIRUEIRA	401.0	PE	Aug-78	Dec-42	13.4	0.0
	MOD.REDUZIDO	12.5	BA	Jan-67	Dec-42	0.4	0.0
	MOSSORO II	400.0	RN	Jan-77	Dec-42	20.5	0.0
	MOXOTO	20.0	BA	Jan-72	Dec-42	2.0	0.0
	MULUNGU	10.0	BA	May-75	Dec-42	1.7	0.0
	MUSSURE II	401.0	PB	Mar-79	Dec-42	11.5	0.0
	NATAL II	401.0	RN	Jan-79	Dec-42	24.3	0.0
	OLINDINA	40.0	BA	Apr-80	Dec-42	18.1	0.0
	P. AFONSO IV	1,200.0	AL	Jan-79	Dec-42	29.3	0.0
	P.AFONSO III	NA	AL	Mar-74	Dec-42	13.2	0.0
	PARAISO	200.0	RN	Feb-04	Dec-42	4.4	0.0
	PAU FERRO	301.0	PE	Aug-02	Dec-42	5.1	0.0
	PENEDO	302.0	AL	May-97	Dec-42	10.2	0.0
	PICI II	500.0	CE	May-05	Dec-42	10.1	0.0
	PICOS	173.0	PI	Jul-92	Dec-42	9.3	0.0
	SE PILÕES II	NA	PB	Oct-12	Dec-42	2.0	0.0
	PIRAPAMA II	400.0	PE	Feb-72	Dec-42	15.1	0.0
	PIRIPIRI	330.0	PI	Aug-73	Dec-42	16.8	0.0
	PITUACU	402.0	BA	Mar-83	Dec-42	17.0	0.0
	QUIXADA	NA	CE	Jul-03	Dec-42	3.2	0.0
	QUIXERÊ (**)	NA	CE	Nov-14	Dec-42	-	-
	RECIFE II	2,410.0	PE	Jan-79	Dec-42	87.7	0.0
	RIBEIRAO	400.0	PE	Oct-94	Dec-42	14.9	0.0
	RIO LARGO II	301.0	AL	Dec-62	Dec-42	14.8	0.0
	RUSSAS II	300.0	CE	Nov-82	Dec-42	7.5	0.0
	S.JOAO PIAUI	418.0	PI	Nov-80	Dec-42	31.3	0.0
	SAN.MATOS II	50.0	RN	Nov-75	Dec-42	2.5	0.0
	SANTA CRUZ II	100.0	RN	Mar-63	Dec-42	2.0	0.0
	SAPEACU	NA	BA	May-03	Dec-42	1.0	0.0
	SOBRAL II	400.0	CE	Nov-73	Dec-42	13.1	0.0
	SOBRAL III	1,200.0	CE	Apr-00	Dec-42	27.1	0.0
	SR.BONFIM II	433.3	BA	May-81	Dec-42	6.3	0.0
	STO.A.JESUS	301.0	BA	Mar-97	Dec-42	11.9	0.0
	TACAIMBO	301.0	PE	Jun-85	Dec-42	13.4	0.0
	TACARATÚ (**)	NA	PE	Dec-14	Dec-42	-	-
	TERESINA	590.0	PI	Apr-70	Dec-42	25.5	0.0
	TERESINA II	900.0	PI	May-00	Dec-42	66.6	0.0
	U.SOBRADINHO	900.0	BA	Oct-79	Dec-42	50.6	0.0
	U.B.ESPERANCA	300.0	PI	Nov-80	Dec-42	9.8	0.0
	US. FUNIL	550.0	BA	Jan-56	Dec-42	2.5	0.0
	US. L.GONZAGA	NA	PE	May-88	Dec-42	43.2	0.0
	USINA XINGO 500 Kv	NA	SE	Nov-94	Dec-42	36.5	0.0
	XINGO 69 kV	12.5	SE	Jan-87	Dec-42	2.1	0.0
	ZEBU	38.0	AL	Nov-76	Dec-42	1.5	0.0

Furnas	ADRIANOPOLIS	3,290.0	RJ	Nov-70	Dec-42	36.61	IPCA
	AGUA VERMELHA	1,000.0	MG	Jan-02	Jan-42	3.21	IPCA
	AGUAS LINDAS	-	GO	Mar-14	Dec-42	1.36	IPCA
	ANGRA FUR	974.6	RJ	Apr-71	Dec-42	35.14	IPCA
	ARARAQUARA FURNAS	-	SP	Apr-76	Dec-42	5.59	IPCA
	ATIBAIA 2	-	SP	Jan-13	Dec-42	0.24	IPCA
	BANDEIRANTES	1,433.3	GO	Oct-72	Dec-42	62.85	IPCA
	BARREIRO 1	350.0	MG	Jan-13	Jan-43	1.59	IPCA
	BARRO ALTO	183.0	GO	Mar-82	Dec-42	22.51	IPCA
	BRAS. GERAL	300.0	DF	Feb-60	Dec-42	9.88	IPCA
	BRAS. SUL	2,094.2	DF	Mar-73	Dec-42	65.55	IPCA
	C. DOURADA	200.0	GO	Jan-86	Dec-42	4.42	IPCA
	C. PAULISTA	583.3	SP	Oct-76	Dec-42	27.29	IPCA
	CAMPINAS	1,970.0	SP	Sep-72	Dec-42	26.71	IPCA
	CAMPOS	1,283.3	RJ	Feb-73	Dec-42	36.02	IPCA
	CORUMBA	-	GO	Mar-97	Dec-42	7.72	IPCA
	ESTREITO	-	MG	Jan-13	Jan-43	1.26	IPCA
	F.IGUACU 50HZ	8,812.0	PR	Dec-82	Dec-42	560.12	IPCA
	F.IGUACU 60HZ	7,156.0	PR	Dec-82	Dec-42	136.01	IPCA
	FUNIL	-	RJ	Sep-63	Dec-42	3.62	IPCA
	FURNAS	-	MG	Sep-63	Dec-42	9.55	IPCA
	GRAJAU	2,800.0	RJ	Dec-79	Dec-42	49.61	IPCA
	GUARULHOS	-	SP	Sep-63	Dec-42	14.61	IPCA
	GURUPI	-	TO	Mar-99	Dec-42	21.77	IPCA
	IBIUNA	12,050.4	SP	Apr-84	Dec-42	155.12	IPCA
	IMBARIE	-	RJ	Oct-68	Dec-42	1.09	IPCA
	IRIRI	-	RJ	Oct-09	Dec-42	0.72	IPCA
	ITABERA	-	SP	Sep-82	Dec-42	47.86	IPCA
	ITUMBIARA	-	MG	Mar-73	Feb-20	77.12	IPCA
	ITUTINGA	-	MG	Apr-67	Dec-42	2.97	IPCA
	IVAIPORA	10,956.0	PR	Oct-82	Dec-42	116.45	IPCA
	JACAREPAGUA	1,350.0	RJ	Dec-67	Dec-42	29.91	IPCA
	L.C.BARRETO	-	SP	Mar-69	Dec-42	14.78	IPCA
	M. MORAES	-	MG	Dec-56	Oct-23	16.55	IPCA
	MACAE MERCHAN	-	RJ	Nov-01	Dec-42	1.98	IPCA
	MARIMBONDO	-	MG	Aug-75	Dec-42	10.81	IPCA
	MOGI	-	-	-	-	2.17	IPCA
	MOGI CRUZES	1,166.7	SP	Mar-64	Dec-42	26.66	IPCA
	NIQUELANDIA	-	GO	Oct-99	Dec-42	7.14	IPCA
	OURO PRETO 2	-	MG	Feb-04	Dec-42	4.68	IPCA
	P. COLOMBIA	341.0	MG	Jul-73	Dec-42	8.48	IPCA
	PARQUE EMAS	-	GO	Nov-13	Nov-53	1.17	IPCA
	PIRINEUS	-	GO	Nov-06	Dec-42	0.55	IPCA
	POCOS CALDAS	1,846.7	MG	Sep-63	Dec-42	34.53	IPCA
	RIO CLARO	-	GO	Nov-13	Nov-53	1.17	IPCA
	RIO VERDE FUR	333.3	GO	Dec-75	Dec-42	17.79	IPCA
	ROCHA LEAO	-	RJ	Dec-72	Dec-42	6.20	IPCA
	S.DA MESA	-				52.19	IPCA
	SAMAMBAIA	4,250.0	DF	Mar-98	Dec-42	89.72	IPCA
	SANTA CRUZ	-	RJ	Jun-67	Jan-43	4.26	IPCA
	SAO GONCALO	-	RJ	Jun-77	Jan-43	0.42	IPCA
	SAO JOSE	2,600.0	RJ	Aug-91	Dec-42	73.07	IPCA
	TIJUCO PRETO	17,014.7	SP	Sep-82	Dec-42	191.79	IPCA
	UHE S.DA MESA	-	GO	Mar-98	Nov-39	10.24	IPCA
	USI CAMPOS	186.0	RJ	Dec-68	Jul-27	2.54	IPCA
	VENDA PEDRAS	-	RJ	Jan-13	Jan-43	0.26	IPCA
	VIANA	750.0	ES	Dec-05	Dec-42	5.74	IPCA
	VITORIA	969.2	ES	Nov-78	Dec-42	35.03	IPCA
	ZONA OESTE	-	RJ	Jun-09	Jun-39	1.95	IPCA

Eletrosul	ALEGRETE	83.0	RS	May-71	Dec-42	3.24	IPCA
	ANASTACIO	150.0	MS	Aug-94	Dec-42	4.53	IPCA
	ARAQUARI (HYOSUNG)	-	SC	Jan-13	Dec-42	0.41	IPCA
	AREIA	672.0	PR	Aug-80	Dec-42	19.84	IPCA
	ASSIS	336.0	SP	Mar-79	Dec-42	8.02	IPCA
	ATLANTIDA 2	249.0	RS	May-07	Dec-42	3.73	IPCA
	BIGUACU	600.0	SC	Apr-08	Dec-42	9.35	IPCA
	BLUMENAU	1,962.0	SC	Apr-79	Dec-42	37.71	IPCA
	C.MOURAO	-	PR	Jan-13	Dec-42	1.90	IPCA
	C.NOVOS	2,466.0	SC	Sep-82	Dec-42	32.23	IPCA
	CAMPO GRANDE	-	SC	Sep-82	Dec-42	3.39	IPCA
	CANOINHAS ESU	375.0	SC	Feb-88	Dec-42	5.99	IPCA
	CAXIAS	2,016.0	RS	Dec-01	Dec-42	21.50	IPCA
	CAXIAS SUL 5	215.0	RS	Jun-05	Dec-42	4.49	IPCA
	CHARQUEADAS	88.0	RS	Jan-72	Dec-42	3.80	IPCA
	CURITIBA	1,344.0	PR	Oct-80	Dec-42	28.35	IPCA
	D.SANTA CRUZ	-	MS	Jan-13	Dec-42	0.21	IPCA
	DESTERRO	300.0	SC	Dec-08	Dec-42	4.71	IPCA
	DOURADOS	300.0	MS	Nov-87	Dec-42	8.57	IPCA
	FARROUPILHA	88.0	RS	Jun-73	Dec-42	5.55	IPCA
	FLORIANOPOLIS	75.0	SC	Dec-74	Dec-42	3.04	IPCA
	FORQUILHINHA	-	SC	Jan-13	Dec-42	0.54	IPCA
	FOZ DO CHAPECO	-	RS	Apr-15	Dec-42	0.63	IPCA
	GASPAR 2	-	SC	Sep-16	Dec-42	1.49	IPCA
	GRAVATAI	2,016.0	RS	Sep-82	Dec-42	36.85	IPCA
	GRAVATAI 2	-	RS	Jan-13	Dec-42	1.16	IPCA
	GRAVATAI 3	165.0	RS	Nov-07	Dec-42	3.16	IPCA
	ILHOTA	100.0	SC	Dec-76	Dec-42	5.64	IPCA
	IMBITUBA	-	SC	Feb-16	Dec-42	0.02	IPCA
	ITA	-	SC	Mar-65	Dec-42	14.15	IPCA
	ITAJAI	600.0	SC	Jan-02	Dec-42	6.82	IPCA
	IVAIPORA	-	PR	May-82	Dec-42	14.89	IPCA
	J.LACERDA-A	399.8	SC	Mar-65	Dec-42	9.46	IPCA
	J.LACERDA-B	-	SC	Jun-79	Dec-42	4.83	IPCA
	JOINV.NORTE	600.0	SC	Jun-09	Dec-42	11.28	IPCA
	JOINVILLE	691.0	SC	Nov-74	Dec-42	16.01	IPCA
	JOINVILLE GM	-	SC	May-12	Dec-42	0.97	IPCA
	JOINVILLE SANTA CATARINA	-	SC	Oct-15	Dec-42	1.31	IPCA
	L.GRANDE	-	RS	Jan-13	Dec-42	0.67	IPCA
	LONDRINA ESU	1,344.0	PR	Apr-88	Dec-42	18.51	IPCA
	MACHADINHO	-	SC	Jan-13	Dec-42	0.99	IPCA
	MARINGA	-	PR	Jan-13	Dec-42	0.26	IPCA
	MONTE CLARO	-	RS	Jan-13	Dec-42	0.68	IPCA
	NOVA ANDRADINA	-	MS	Jul-16	Dec-42	1.09	IPCA
	NOVA PRATA 2	-	RS	Sep-15	Dec-42	1.28	IPCA
	NOVA STA RITA	2,016.0	RS	Aug-09	Dec-42	24.00	IPCA
	OSORIO 2	-	RS	Jan-13	Dec-42	0.68	IPCA
	PAL.PINHEIRA	-	SC	Feb-16	Dec-42	0.92	IPCA
	PALHOCA ESU	384.0	SC	Jan-84	Dec-42	10.24	IPCA
	PASSO FUNDO	168.0	RS	Nov-92	Dec-42	8.99	IPCA
	S. OSORIO	33.3	PR	Oct-75	Dec-42	4.99	IPCA
	S.SANTIAGO	15.0	PR	Nov-80	Dec-42	8.08	IPCA
	SANTO ANGELO	1,344.0	RS	Dec-99	Dec-42	17.88	IPCA
	SIDEROPOL.ESU	352.0	SC	Apr-75	Dec-42	8.23	IPCA
	TAPERA 2	249.0	RS	Mar-05	Dec-42	4.27	IPCA
	TIJUCAS	-	SC	Nov-12	Dec-42	0.82	IPCA
	U.MIMOSO	-	MS	Jan-13	Dec-42	0.79	IPCA
	XANXERE ESU	600.0	SC	Jun-86	Dec-42	5.82	IPCA
(1) Enterprises in operation which do not have right to AAR.
(*) The SS has no transformation capacity (elevatory susbstation)
(**) There is no AAR associated to Chesf because this SS belongs to a Special Proposed Company (SPE) in which Chesf has its own equipment with, at least, one line input.

III.4.2 Substation – Enterprises not renewed under 12,783/13 law terms
Eletrobras Companies	SS	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR em 09.30.17 (R$ Million)(1)	Readjustment Index
Eletronorte	ABUNA	-	RO	-	-	2.40	3.60%
	ARARAQUARA 2	3505.2	SP	Mar-13	Feb-39	116.70	3.60%
	ARIQUEMES	-	RO			1.68	3.60%
	BALSAS	200.0	MA	Dec-11	Jan-39	3.60	3.60%
	COLETORA PORTO VELHO	5438.4	RO	Mar-13	Feb-39	195.60	3.60%
	JAURU	-	RO	-	-	1.23	3.60%
	JI-PARANA	-	RO	-	-	1.68	3.60%
	JORGE TEIXEIRA - CC 009/2010	-	AM	-	-	1.07	6.40%
	JORGE TEIXEIRA - CC 014/2012	-	AM	-	-	0.39	-9.33%
	LECHUGA - CC 009/2010	-	AM	Mar-15	May-42	1.07	6.40%
	LECHUGA - CC 014/2012	450.0	AM	Mar-15	May-42	6.69	-9.33%
	LUCAS RIO VERDE	75.0	MT	Apr-13	Jun-41	2.71	6.40%
	MIRAMAR	450.0	PA	Apr-16	Apr-46	3.79	-9.54%
	MIRANDA II (ATR1)	450.0	MA	Nov-10	Jan-39	10.51	3.60%
	NOBRES	200.0	MT	Sep-13	Dec-41	1.85	-9.78%
	PIMENTA BUENO	-	RO	-	-	1.68	3.60%
	PORTO VELHO	5438.4	RO	Mar-13	Feb-39	1.63	3.60%
	RIB.GONCALVES	650.0	MA	Dec-11	Jan-39	12.39	3.60%
	RIO BRANCO 1 (EX RBTE) - NÃO TEM TF NESTA SE	-	AC	Oct-11	Nov-39	6.54	3.60%
	SAMUEL	-	RO	-	-	1.01	3.60%
	SAO LUIS II	-	MA	-	-	0.24	3.60%
	SAO LUIS III	300.3	MA	May-10	Mar-38	4.82	3.60%
	TUCURUI	300.0	PA	Dec-14	Dec-41	2.03	-9.54%
	VILHENA	-	RO	-	-	2.34	3.60%

Chesf	SS Elev. Usina de Curemas	5.0	PB	Jan-68	Nov-24	(*)	(*)
	SS Elev. Usina Term. Camaçari	400.0	BA	Sep-78	Aug-27	(*)	(*)
	SS Elev. Usina de Sobradinho	1200.0	BA	Oct-79	Feb-22	(*)	(*)
	Tauá II	202.0	CE	Dec-07	Mar-35	14.57	0.01
	Ibicoara	410.0	BA	Jan-11	Jun-37	5.90	0.01
	Santa Rita II	450.0	PB	Jul-12	Aug-39	7.41	0.01
	Suape III	300.0	PE	Jul-12	Jan-39	4.42	0.01
	Natal III	300.0	RN	Aug-12	Aug-39	6.61	0.01
	Zebu II	200.0	AL	Jul-12	Aug-39	5.01	0.01
	Brumado II	NA	BA	Aug-10	Jun-37	0.33	0.01
	Camaçari IV	2400.0	BA	Nov-12	Jul-40	18.56	0.01
	Suape II	1200.0	PE	Dec-12	Jan-39	12.90	0.01
	Arapiraca III	200.0	AL	Jun-13	Oct-40	9.44	0.01
	Extremoz II	150.0	RN	Feb-14	Nov-40	4.28	0.01
	João Câmara	360.0	RN	Feb-14	Nov-40	3.44	0.01
	Acaraú II	200.0	CE	Apr-14	Nov-40	3.92	0.01
	Igaporã	450.0	BA	Jun-14	Nov-40	6.04	0.01
	Aquiraz II (1)	NA	CE	Dec-13	-	0.00	0.01
	Pecém II (1)	NA	CE	Oct-13	-	-	(**)
	Ceará Mirim II (1)	NA	RN	Sep-14	-	-	(**)
	Bom Jesus da Lapa II	NA	BA	Dec-15	Nov-40	0.20	0.01
	Igaporã III	1500.0	BA	Dec-15	Jun-42	1.43	0.01
	Pindaí II	300.0	BA	Dec-15	Jun-42	4.04	0.01
	Campina Grande III (1)	NA	PB	Dec-15	Oct-41	-	(**)
	Garanhuns II (1)	NA	PE	Dec-15	Dec-41	-	(**)
	Lagoa Nova II	450.0	RN	Dec-15	Oct-41	5.47	0.01
	Mirueira II	300.0	PE	Apr-16	Jun-42	5.58	0.01
	Polo	100.0	BA	Apr-16	Oct-40	1.39	0.01
	Ibiapina II (2)	200.0	PI	Sep-16	Aug-41	3.38	0.01
	Touros	150.0	RN	May-17	Jun-42	3.43	0.01
	Tabocas do Brejo Velho (3)	NA	BA	Jun-17	-	-	(***)
	Morro do Chapéu	150.0	BA	Jul-17	Oct-41	1.23

Furnas	B.DESPACHO 3 (LT B.DESPACHO3-O.PRETO2) CCO-2009-003 RB)	-	MG	Jan-09	Jan-39	1.62	IPCA
	BATEIAS (LT IBIÚNA-BATEIAS) CCO-2001-034-RB)	-	PR	May-01	May-31	12.32	IGPM
	CAMPOS (LT MACAÉ-CAMPOS) CCO-2005-006 RB)	-	RJ	May-05	May-35	1.75	IGPM
	IBIUNA (LT IBIÚNA-BATEIAS) CCO-2001-034-RB)	-	SP	May-01	May-31	98.39	IGPM
	ITAPETI (LT T.PRETO-ITAPETI-NORD) CCO-2006-007-RB)	-	SP	Apr-06	Apr-36	4.97	IPCA
	MACAE MERCHAN (LT MACAÉ-CAMPOS) CCO-2005-006 RB)	-	RJ	May-05	May-35	2.32	IGPM
	NORDESTE (LT T.PRETO-ITAPETI-NORD) CCO-2006-007-RB)	-	SP	Apr-06	Apr-36	1.66	IPCA
	OURO PRETO 2 (LT B.DESPACHO3-O.PRETO2) CCO-2009-003 RB)	-	MG	Jan-09	Jan-39	0.67	IPCA
	TIJUCO PRETO (LT T.PRETO-ITAPETI-NORD) CCO-2006-007-RB)	-	SP	Apr-06	Apr-36	3.82	IPCA
	ZONA OESTE (CCO-2012-016-RB)	1200.0	RJ	May-12	May-42	8.64	IPCA

Amazonas G&T	CRIST. ROCHA		AM	Nov-16	without definition	0.67	-
	JORGE TEIXEIRA	300.0	AM	May-14	without definition	7.72	-
	LECHUGA		AM	Aug-14	without definition	3.50	-
	MANAUS	450.0	AM	Feb-89	without definition	9.83	-
	MAUA III	600.0	AM	May-14	without definition	12.12	-
	PRES FIGUEIREDO	15.0	AM	Sep-98	without definition	0.60	-
	UHE BALBINA		AM	Feb-89	without definition	0.75

Eletrosul	ABDON BATISTA	0.0	SC	Jan-15	Mar-35	0.44	IGPM
	BIGUACU	2016.0	SC	Apr-08	Mar-35	41.10	IGPM
	BLUMENAU	0.0	SC	Apr-79	Mar-35	5.60	IGPM
	C.NOVOS	-	SC	Sep-82	Mar-35	7.68	IGPM
	CASCAVEL OEST	0.0	PR	Oct-05	Feb-34	5.50	IGPM
	CAXIAS SUL 6	330.0	RS	Aug-12	Oct-40	4.26	IPCA
	CV URUGUAIANA	239.7	RS	Sep-94	Jul-21	9.99	IPCA
	FOZ DO CHAPECO	150.0	RS	Dec-12	Jun-41	4.38	IPCA
	GARIBALDI 1	-	RS	May-13	Oct-40	0.51	IPCA
	GUARITA	0.0	RS	May-77	Jun-41	0.11	IPCA
	IJUI 2	166.0	RS	Apr-13	Oct-40	3.53	IPCA
	IVAIPORA	0.0	PR	May-82	Feb-34	10.55	IGPM
	IVINHEMA 2	300.0	MS	Jan-16	Jan-44	3.30	IPCA
	L.GRANDE	150.0	RS	Nov-12	Oct-40	3.39	IPCA
	MISSOES	150.0	RS	Nov-10	Jan-39	5.36	IPCA
	MONTE CLARO	0.0	RS	Sep-04	Oct-40	0.53	IPCA
	N. PETROPOLIS 2	83.0	RS	Nov-12	Oct-40	2.49	IPCA
	NOVA STA RITA - AMPLIAÇÃO	672.0	RS	Dec-13	Apr-36	4.97	IPCA
	PRE.MEDICI	0.0	RS	Mar-08	Mar-38	0.38	IPCA
	S.SANTIAGO	0.0	PR	Dec-80	Feb-34	5.06	IGPM
	SANTA CRUZ 1	0.0	RS	Dec-99	Mar-38	0.32	IPCA
	XANXERE	0.0	SC	Oct-75	-	0.21	IPCA
(1) Substations belonging to SPEs in which Chesf has its own equipment installed with at least one line input.
(2) Although energized, the reported revenue of SS Ibiapina is still foreseen since it has not yet entered commercial operation.
(3) Transfer by donation by Enel Green Power. AAR not defined yet, SS in transfer process.
NA - It does not apply because the SS has no transformation capacity.
(*) This SS has no AAR since it is na elevatory substation.
(**) There is no AAR associated to Chesf because this SS belongs to a Special Proposed Company (SPE) in which Chesf has its own equipment with, at least, one line input.
(***) Chesf does not have AAR associated with this substation because it is in transfer process (donation) by Enel Green Power.

IV.1 Distribution Data
Company	Extension of Distribution Lines (Km)	Number of Customers	Number of Municipalities Assisted	Substations
ED Acre	20,488	260,318	22	13
ED Alagoas	42,993	1,148,868	102	40
ED Amazonas Energia	31,247	968,115	62	27
ED Piauí	92,790	1,260,132	224	86
ED Rondônia	58,047	631,754	52	60
ED Roraima	3,681	114,875	1	3

Companies information

IV.2 Energy Sold – MWh
Companies	3Q17
ED Acre	273,438
ED Alagoas	833,034
ED Amazonas Energia	1,547,069
ED Piauí	874,770
ED Rondônia	800,082
ED Roraima	190,918
Total	4,519,310

IV.2.1 Energy Sold by Consumer Class
Distribution to	1Q17		2Q17		3Q17
	R$ million	MWh	R$ million	MWh	R$ million	MWh
Captive Market
Residential	1,001.43	1,705,459	1,014.3	1,755,300.1	1,077.4	1,819,321.5
Industrial	227.27	486,348	207.9	457,515	190.5	383,885
Commercial, services and others activities	487.05	848,019	480.7	856,787	510.7	880,086
Rural	75.40	217,011	66.8	174,064	74.8	186,444
Public Utilities	162.79	322,915	175.0	359,948	184.2	368,379
Public Ilumination	66.43	201,075	87.9	260,892	82.1	244,657
Public service	51.28	138,704	51.6	137,103	55.5	139,710
Own Consumption	2.52	7,258	2.9	6,391	1.0	6,809
Others	- 4.63	3,203	- 1.7	2,259.880	0.3	2,344.160
Captive Total	2,069.54	3,929,993	2,085	4,010,260	2,176	4,031,636
Free Costumer
Residential	2.72	26,609	2.9	28,278.8	4.5	47,430.0
Industrial	2.15	206,136	2.9	229,088.1	5.7	340,040.4
Commercial, services and others activities	3.52	64,794	3.4	79,425.9	3.3	63,994.0
Rural	-	-	-	-	-	-
Public Utilities	-	-	-	-	-	-
Public Ilumination	-	-	-	-	-	-
Public service	-	32,947	0	33,625	0	36,209
Own Consumption	-	-	-	-	-	-
Others	-	-	-	-	-	-
Free Costumer Total	8.39	330,485	9.2	370,418.1	13.5	487,673.8

Total Energy Sold (1)	2,077.94	4,260,477.5	2,094.6	4,380,678.4	2,189.9	4,519,310.2
(1) Total energy sold in 1Q17 includes 30,463 MWh of CERR (Roraima Energy Company), which has been under concession from Boa Vista Energia since January 1st.

IV.3 Energy purchased for resale
Company	Buyer	1Q17		2Q17		3Q17
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
ED Acre	Eletrobras System	108.75	235,092.61	112.30	241,217.80	124.72	264,849.50
	Others	65.25	50,775.00	65.75	53,883.89	69.89	57,143.24
ED Alagoas	Eletrobras System	40.90	243,220	38.00	253,891	40.00	208,746
	Others	166.40	972,877	265.80	1,015,563	160.05	834,981
ED Amazonas Energia	Eletrobras System	94.60	664,409.04	108.60	721,367.00	108.00	839,992.00
	Others	87.10	616,196.67	133.20	647,279.00	111.60	642,171.00
ED Piauí	Eletrobras System	35.09	342,809	35.87	350,513	36.27	354,365
	Others	228.55	1,188,787	233.68	1,215,501	236.25	1,228,858
ED Rondônia	Eletrobras System	45.16	257,086	74.76	261,110	77.72	327,283
	Others	167.16	951,683	276.75	966,577	190.32	801,495
ED Roraima	Eletrobras System	60.90	251,345	60.68	250,503	61.35	253,271
	Others	50.97	26,847	35.29	29,894	33.56	32,490

IV.4 Network Expansion – number of new connections
Company	1Q17	2Q17	3Q17
ED Acre	2,395	2,626	3,474
ED Alagoas	10,553	14,941	6,266
ED Amazonas Energia	8,965	7,141	8,118
ED Piaui	16,063	12,498	15,867
ED Rondonia	5,756	8,387	11,622
ED Roraima	1,356	1,323	1,490

IV.5 Fuel used to produce electric energy
Company	Type (Unit)	1Q17		2Q17		3Q17
		Amount	R$ Million	Amount	R$ Million	Amount	R$ Million
ED Acre	Diesel Oil (L)	17,172,986.0	-	15,304,684.0	-	16,025,814.0	-
	Gas (m3)
ED Alagoas	Diesel Oil (L)	-	-	-	-	-	-
	Gas (m3)
ED Amazonas Energia	Diesel Oil (L)	107,865,885.0	340.5	108,679,503.0	350.9	119,068,976.0	426.1
	Gas (m3)	219,557,768.0	336.7	223,609,494.0	343.5	239,344,096.0	371.9
ED Piauí	Diesel Oil (L)	-	-	-	-	-	-
	Gas (m3)
ED Rondônia	Diesel Oil (L)	-	-	-	-	-	-
	Gas (m3)
ED Roraima	Diesel Oil (L)	7,543,264.0	24.9	6,940,148.0	24.2	9,113,386.0	27.3
	Gas (m3)

IV.6 Quality Indicators and Operational Performance
Company	DEC/ Stoppage Duration – hours	FEC/ Stoppage Frequency	TMA – Average Time of Assistence – minutes	Losses (%)
				Technical	Commercial
ED Acre	36.9	27.5	385.7	9.9	12.3
ED Alagoas	15.5	11.5	355.3	10.3	13.5
ED Amazonas	29.26	19.68	308.41	8.82	35.98
ED Piauí	16.1	10.5	429.8	12.2	15.7
ED Rondônia	23.7	14.6	307.7	11.2	17.97
ED Roraima	7.1	11.4	116.8	7.0	6.3

IV.7 Default - R$ Million
Class	ED Acre	ED Alagoas	ED Amazonas Energia	ED Piauí	ED Rondônia	ED Roraima	Total
Residential	31.77	95.30	214.45	113.90	70.91	21.69	548.03
Industrial	3.05	18.20	82.25	11.20	12.58	1.36	128.64
Commercial, services and others activities	8.38	31.10	80.73	48.76	22.48	5.84	197.30
Rural	4.23	13.50	6.92	6.79	13.12	1.69	46.24
Public Utilities	10.03	24.40	127.01	15.55	9.60	12.27	198.86
Public Ilumination	5.45	24.90	10.51	12.28	3.13	0.64	56.91
Public service	0.37	7.60	49.05	7.67	11.59	15.26	91.52
Own Consumption	-	-	0.00	-	-	-	0.00
Others	2.10	0.90	4.11	1.27	9.99	-	18.37
Total	65.38	215.90	575.02	217.42	153.40	58.75	1,285.87

IX. Employees - Effective Headcount

IX.1 By Department
Eletrobras companies	Administrative	Operational	Total
Cepel	85	310	395
Eletronorte	958	2,024	2,982
Chesf	1,442	2,966	4,408
Furnas	1,122	2,566	3,688
Eletronuclear	432	1,496	1,928
Eletrosul	525	803	1,328
CGTEE	63	409	472
Amazonas GT	93	367	460
Itaipu Binacional	995	373	1,368
ED Acre	124	158	282
ED Alagoas	336	812	1,148
ED Amazonas Energia	457	1,252	1,709
ED Piauí	227	1,814	2,041
ED Rondônia	171	521	692
ED Roraima	150	255	405
Eletropar	4	-	4
Total	7,184	16,126	23,310

IX.2 Complementary Work-force
Eletrobras companies	1Q17	2Q17	3Q17
Cepel	-	-	-
Eletronorte	-	-	-
Chesf	-	-	-
Furnas	1,067	1,063	1,063
Eletronuclear	-	-	-
Eletrosul	-	-	-
CGTEE	-	-	-
Amazonas GT	15	-	15
Itaipu Binacional	-	-	-
ED Acre	402	402	402
ED Alagoas	929	201	169
ED Amazonas Energia	-	2,004	2,004
ED Piauí	1,108	1,117	1,231
ED Rondônia	1,274	1,230	1,294
ED Roraima	219	219	284
Eletropar	-	-	-
Total	5,014	6,236	6,462

VI. Investments Eletrobras Companies

VI.1 Total Investment – R$ Million
Generation	3Q17	Budget 2017
Eletrobras	42.75	200.00
Eletronorte	126.26	745.50
Chesf	204.59	601.07
Furnas	72.13	468.74
Eletronuclear	110.58	1,790.82
Eletrosul	0.08	80.07
CGTEE	12.00	64.36
Amazonas GT	88.74	103.93
Itaipu Binacional	-	-
ED Amazonas Energia	0.78	11.00
Furnas Subsidiaries (1)	1.22	-
Eletrosul Subsidiaries (2)	-	-

Generation - Maintenance	3Q17	Budget 2017
Eletrobras	-	-
Eletronorte	3.85	26.17
Chesf	1.82	43.41
Furnas	9.08	40.74
Eletronuclear	40.54	293.93
Eletrosul	0.08	11.50
CGTEE	12.00	62.57
Amazonas GT	0.21	10.84
Itaipu Binacional	-	-
ED Amazonas Energia	0.78	6.70
Furnas Subsidiaries (1)	-	-
Eletrosul Subsidiaries (2)	-	-

Generation – Partnership Investments	3Q17	Budget 2017
Eletrobras	42.75	200.00
Eletronorte	122.41	709.28
Chesf	133.43	443.09
Furnas	60.06	381.51
Eletronuclear	-	67.78
Eletrosul	-	-
Furnas Subsidiaries (1)	-	-

Transmission	3Q17	Budget 2017
Eletrobras	-	6.00
Eletronorte	71.90	933.56
Chesf	123.83	562.34
Furnas	139.93	625.01
Eletrosul	19.93	54.50
Amazonas GT	0.81	37.07
ED Amazonas Energia	-	-
Furnas Subsidiaries	8.06	-
Eletrosul Subsidiaries	23.57	-
Other Companies (3)	-	-

Transmission - Maintenance	3Q17	Budget 2017
Eletrobras	-	-
Eletronorte	6.50	73.29
Chesf	31.65	118.06
Furnas	25.00	150.57
Eletrosul	2.55	3.45
Amazonas GT	-	2.31
ED Amazonas Energia	-	-
Furnas Subsidiaries		-
Eletrosul Subsidiaries	-	-
Other Companies (3)		-

Transmission – Partnership Investments	3Q17	Budget 2017
Eletrobras	-	-
Eletronorte	37.73	276.14
Chesf	-	10.87
Furnas	95.79	294.89
Eletrosul	0.87	54.50
Amazonas GT	-	-
ED Amazonas Energia	-	-
Other Companies (3)	-	-

Distribution - Expansion	3Q17	Budget 2017
ED Acre	10.22	73.70
ED Alagoas	38.33	272.96
ED Amazonas Energia	36.36	513.60
ED Piauí	43.03	272.19
ED Rondônia	25.56	235.66
ED Roraima	8.63	43.97
CELG D	-	-

Distribution - Maintenance	3Q17	Budget 2017
ED Acre	5.36	14.02
ED Alagoas	14.27	96.13
ED Amazonas Energia	9.43	133.25
ED Piauí	15.77	66.47
ED Rondônia	1.98	82.11
ED Roraima	2.36	5.97
CELG D	-	-

Others (4)	3Q17	Budget 2017
Eletrobras	0.08	23.98
Eletronorte	1.83	44.75
Chesf	15.04	100.45
Furnas	12.64	71.73
Eletronuclear	1.47	17.49
Eletrosul	0.34	26.92
CGTEE	0.07	2.64
Amazonas GT	0.38	3.47
Itaipu Binacional	-	-
ED Acre	5.06	35.81
ED Alagoas	0.51	16.43
ED Amazonas Energia	34.70	502.12
ED Piauí	7.67	176.23
ED Rondônia	15.58	132.63
ED Roraima	0.01	12.56
CELG D	-	-
Furnas Subsidiaries	-	-
Eletrosul Subsidiaries	-	-
Other Companies (1)	0.97	-

(1) Furnas subsidiaries are Arara Azul; Bentevi; Ouro Verde I, II and II; Ventos de Sta Rosa, de Uirapuru e Angelim; Energia dos Ventos V, VI, VII, VII, VIII and IX;  Transenergia Goiás e Brasil Ventos.

(2)Eletrosul subsidiaries are TSBE; TSLE; Uirapuru; Fronteira Oeste Transmissora; Eólica Hermenegildo I, II, III and Eólica Chuí.
(3) Including Cepel and Eletropar
(4) Others are: Environmental quality, infrastructure, "Luz Para Todos" (Light For All Program) and technological development.

VI.2 New Investments

VI.2.1 Generation

VI.2.1.1 Integral Responsibility
Eletrobras Companies	Plant	Location (State)	Investiment (R$ Million)		Installed Capacity (MW)	Energy Assured (MW)	Beginning of Operation	Beginning of Construction	End of Concession	RCE		FCE
			Total	Up to 3Q17						MW Avg	Avg Price (R$/MWh)	MW Avg
Chesf	WPP Casa Nova I	BA	800.00	679.14	180	61.4	(1)	May/12	(2)	(2)	(2)	(2)
	WPP Casa Nova II	BA	139,34 (3)	114.02	32,9 (4)	8,86 (6)	Sep-17	Oct/16	May/49 (7)	7,1 MW avg	164.44	-
	WPP Casa Nova III	BA	125,69 (3)	102.94	28,2 (5)	9,44 (6)	Dec-17	Oct/16	May/49 (7)	5,5 MW avg	163.81	-
Furnas	PCH Anta	RJ/MG	2,296.6 (8) Base: dez/08	2558.59	28	15.9	UG1 e UG2: Vide (9)	Mar-07	-	96.71%	216.74
Eletronuclear	Angra 3	RJ	27,491.9 (10)	9655 (11)	1,405	1,184	01/01/2024 (10)	Nov-09	12/01/1963 (12)	n/a	n/a	n/a
Amazonas GT	UTE Mauá 3	AM	1,720.00	-	189.55	189.55	Sep-17	Sep-12	Nov-44	-	-	-

(1) The uncertainties associated with the construction of this undertaking , including those connected to the impossibility of energy distribution of SIN up to 2021, according to Technical Note 121/2016 r0 by ONS, dated Oct 3rd 2016, as a result, there is an unpredictability of its go live date. It is also worth mentioning that the leading company of the Construction Consortium, WPE (Impsa), is still in judicial recovery.

(2) Wind farm project without grants and not-traded energy
(3) Basic values with readjustments
(4) - According to Aneel Order No. 2,494 of 08.16.2017, the increase in the capacity to be installed was authorized.
(5) According to Aneel Order No. 2,495 of 08.16.2017, the increase in the capacity to be installed was authorized.
(6) Enhanced assured energy for new power and wind certification.
(7) According to MME Ordinance No. 220 of 05.26.2014 and MME Ordinance No. 225 of 05.28.2014.
(8) Assured energy corresponds to future commercial operation of Anta. It does not include the assured energy of Simplicio, reported in Section 1.2.

(9) Scheduled date to begin commercial operation of the generating units of SHU Anta as Correspondence DE.E.026.2016 of June 23, 2016, sent to ANEEL: GU1 - 05.01.2018 and UG2 – 09.01.2018. It is worth mentioning that the contract supplier consortium was terminated.

(10) It includes direct costs of R$ 21,585.4 million approved in RDE 1368.018/17 07.26.2017. Considering the indirect costs and foreign exchange adjustment, reaches in September 2017 the amount of R $ 27,491.9 million. The Go live date changed to 01/01/2024  according to RDE 1368 018/17 of 05/06/2017.

(11) It considers estimated direct and indirect costs.
(12) No operating license for Angra 3. It is considered 40 years from 01.01.2021 by analogy with Angra 2.

VI.2.1.2 Special Proposed Company
SPE	Plant	Eletrobras Companies (%)	Location (State)	Installed Capacity (MW)	Energy Assured (MW)	Início da Operação	Beginning of Operation	End of Concession	Investiment (R$ Million)		Working Schedule (%)	Partners	RCE		FCE
									Total	Up to 3Q17			MW Average	Price Avg (R$/MWh)	MW Average
Norte Energia S.A. (1)	HPU Belo Monte	Eletronorte (19,98%) Chesf (15%) Eletrobras Holding (15%)	PA	11,233.10	4,571.00	Apr-16	Aug-11	Aug-45	0.04	-	98.00%	Eletrobras Holding (15,00%) Chesf (15,00%) Eletronorte (19,98%) Privados (50,02%)	(2)	124.55	30 (3)
Cia. Energética Sinop S.A.	HPU Sinop	Eletronorte (24,5%) Chesf (24,5%)	MT	408.00	239.8	Dec-18	Mar-14	Dec-47	0.00	0.00	93.28%	Chesf (24,5%) Eletronorte (24,5%) EDFNT (51,00%)	215.80	141.90	0.11
Acauã Energia S.A. (3)	WPP Acauã	Chesf (99,93%)	BA	6.00	3.1	Jan-18	Apr-15	Apr-49	46.60	0.04	82.10%	Sequóia (0,00668%)	3.10	134.69	-
Angical 2 Energia S.A. (3)	WPP Angical 2	Chesf (99,96%)	BA	10.00	5.1	Feb-18	Apr-15	Apr-49	68.40	0.05	80.30%	Sequóia (0,04%)	5.10	134.69	-
Arapapá Energia S.A. (3)	WPP Arapapá	Chesf (99,9%)	BA	4.00	2.2	Jun-18	Apr-15	Apr-49	36.80	0.03	82.90%	Sequóia (0,1%)	2.20	134.69	-
Caititú 2 Energia S.A. (3)	WPP Caititú 2	Chesf (99,96%)	BA	10.00	5.1	May-18	Apr-15	Apr-49	71.50	0.05	65.70%	Sequóia (0,04%)	5.10	134.69	-
Caititú 3 Energia S.A. (3)	WPP Caititú 3	Chesf (99,96%)	BA	10.00	4.7	Jun-18	Apr-15	Apr-49	70.10	0.05	66.10%	Sequóia (0,04%)	4.70	134.69	-
Carcará Energia S.A. (3)	WPP Carcará	Chesf (99,96%)	BA	10.00	4.6	Apr-18	Apr-15	Apr-49	72.60	0.06	77.30%	Sequóia (0,04%)	4.60	134.69	-
Coqueirinho 2 Energia S.A. (3)	WPP Coqueirinho 2	Chesf (99,98%)	BA	16.00	8.5	Feb-18	Apr-15	Jun-49	120.05	0.10	70.50%	Sequóia (0,0238%)	8.50	158.02	-
Corrupião 3 Energia S.A. (3)	WPP Corrupião 3	Chesf (99,96%)	BA	10.00	4.2	Apr-18	Apr-15	Apr-49	74.00	0.05	67.90%	Sequóia (0,04%)	4.20	134.69	-
Papagaio Energia S.A. (3)	WPP Papagaio	Chesf (99,96%)	BA	10.00	4.9	Feb-18	Apr-15	Jun-49	75.80	0.06	82.10%	Sequóia (0,04%)	4.90	157.41	-
Tamanduá Mirim 2 Energia S.A. (3)	WPP Tamanduá Mirim 2	Chesf (83,01%)	BA	16.00	8	Jan-18	Apr-15	Jun-49	121.40	0.09	79.20%	Sequóia (16,99%)	8.00	154.11	-
Teiú 2 Energia S.A. (3)	WPP Teiú 2	Chesf (99,95%)	BA	8.00	4.2	Jul-18	Apr-15	Apr-49	57.50	0.04	81.20%	Sequoia (0,05%)	4.20	134.69	-
Empresa de Energia São Manoel S.A.	HPU São Manoel	Furnas (39%)	MT/PA	700.00	421.7	Nov-17	Aug-14	Apr-49	0.00	0.00	97.20%	EDP – Energias do Brasil S.A.(33,33%) CWEI (33,33%)	0.00	0.00	-
Central Geradora Eólica Famosa I S.A.	Famosa I	Furnas (39%)	RN	22.50	11.1	Oct-18	Aug-16	mai/47	85.62	18.39	0.00%	PF Participações (51,00%)	0.00	0.00	-
Central Geradora Eólica Pau Brasil S.A.	Pau Brasil	Furnas (39%)	CE	15.00	7.7	Oct-18	Aug-16	mar/47	57.08	18.87	0.00%	PF Participações (51,00%)	0.00	0.00	-
Central Geradora Eólica Rosada S.A.	Rosada	Furnas (39%)	RN	30.00	13.4	Oct-18	Aug-16	May-48	107.02	34.74	0.00%	PF Participações (51,00%)	0.00	0.00	-
Central Geradora Eólica São Paulo S.A.	São Paulo	Furnas (39%)	CE	17.50	8.1	Oct-18	Aug-16	mar/47	64.21	20.93	0.00%	PF Participações (51,00%)	0.00	0.00	-
Energia dos Ventos V S.A.	São Januário	Furnas (39%)	CE	19.20	9	Nov-19	Jul-18	Jul-47	875.75	114.42	0.00%	Alupar(0%) Central Eólica Goiabeira (0,01%)	0.00	0.00	-
Energia dos Ventos VI S.A.	Nossa Senhora de Fátima	Furnas (39%)	CE	28.80	12.8	Nov-19	Jul-18	Aug-47	see the total investment in EDV V	-	0.00%	Alupar(0%) Central Eólica Goiabeira (0,01%)	0.00	0.00	-
Energia dos Ventos VII S.A.	Jandaia	Furnas (39%)	CE	28.80	14.1	Nov-19	Jul-18	Aug-47	see the total investment in EDV V	-	0.00%	Alupar(0%) Central Eólica Goiabeira (0,01%)	0.00	0.00	-
Energia dos Ventos VIII S.A.	São Clemente	Furnas (39%)	CE	19.20	9.3	Nov-19	Jul-18	Jul-47	see the total investment in EDV V	-	0.00%	Alupar(0%) Central Eólica Goiabeira (0,01%)	0.00	0.00	-
Energia dos Ventos IX S.A.	Jandaia I	Furnas (39%)	CE	19.20	9.9	Nov-19	Jul-18	Jul-47	see the total investment in EDV V	-	0.00%	Alupar(0%) Central Eólica Goiabeira (0,01%)	0.00	0.00	-
Bom Jesus Eólica S.A.	Bom Jesus	Furnas (39%)	CE	18.00	8.1	Dec-18	Aug-16	Apr-49	0.82	107.17	0.00%	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)	0.00	0.00	-
Cachoeira Eólica S.A.	Cachoeira	Furnas (39%)	CE	12.00	5	Dec-18	Aug-16	Apr-49	see the total investment in Bomjesus	-	0.00%	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)	0.00	0.00	-
Pitimbu Eólica S.A.	Pitimbu	Furnas (39%)	CE	18.00	7.2	Dec-18	Aug-16	Mar-49	see the total investment in Bomjesus	-	0.00%	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)	0.00	0.00	-
São Caetano Eólica S.A.	São Caetano	Furnas (39%)	CE	25.20	11	Dec-18	Aug-16	Apr-49	see the total investment in Bomjesus	-	0.00%	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)	0.00	0.00	-
São Caetano I Eólica S.A.	São Caetano I	Furnas (39%)	CE	18.00	7.7	Dec-18	Aug-16	Apr-49	see the total investment in Bomjesus	-	0.00%	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)	0.00	0.00	-
São Galvão Eólica S.A.	São Galvão	Furnas (39%)	CE	22.00	9.5	Dec-18	Aug-16	Mar-49	see the total investment in Bomjesus	-	0.00%	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)	0.00	0.00	-
Carnaúba I Eólica S.A.	Carnaúba I	Furnas (39%)	RN	22.00	9.4	Dec-18	Aug-16	Jul-49	994.15	11.76	0.00%	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)	0.00	0.00	-
Carnaúba II Eólica S.A.	Carnaúba II	Furnas (39%)	RN	18.00	7.3	Dec-18	Aug-16	Jul-49	see the total investment in Carnauba I	-	0.00%	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)	0.00	0.00	-
Carnaúba III Eólica S.A.	Carnaúba III	Furnas (39%)	RN	16.00	7.5	Dec-18	Aug-16	Jul-49	see the total investment in Carnauba I	-	0.00%	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)	0.00	0.00	-
Carnaúba V Eólica S.A.	Carnaúba V	Furnas (39%)	RN	24.00	10.1	Dec-18	Aug-16	Jul-49	see the total investment in Carnauba I	-	0.00%	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)	0.00	0.00	-
Cervantes I Eólica S.A.	Cervantes I	Furnas (39%)	RN	16.00	7.1	Dec-18	Aug-16	Jul-49	see the total investment in Carnauba I	-	0.00%	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)	0.00	0.00	-
Cervantes II Eólica S.A.	Cervantes II	Furnas (39%)	RN	12.00	5.6	Dec-18	Aug-16	Jul-49	see the total investment in Carnauba I	-	0.00%	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)	0.00	0.00	-
Punaú I Eólica S.A.	Punaú I	Furnas (39%)	RN	24.00	11	Dec-18	Aug-16	Jul-49	see the total investment in Carnauba I	-	0.00%	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)	0.00	0.00	-
Geradora Eólica Arara Azul S.A.	Arara Azul	Furnas (39%)	RN	27.50	10.7	Oct-18	Jan-17	Nov-49	577.55	5.81	0.00%	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Arara Azul Ltda (0,01%)	0.00	0.00	-
Geradora Eólica Bentevi S.A.	Bentevi	Furnas (39%)	RN	15.00	5.7	Oct-18	Jan-17	Nov-49	See the total investment in arara azul	-	0.00%	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Bentevi Ltda (0,01%)	0.00	0.00	-
Geradora Eólica Ouro Verde I S.A.	Ouro Verde I	Furnas (39%)	RN	27.50	10.7	Oct-18	Jan-17	Nov-49	See the total investment in arara azul	-	0.00%	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Ouro Verde I Ltda (0,01%)	0.00	0.00	-
Geradora Eólica Ouro Verde II S.A.	Ouro Verde II	Furnas (39%)	RN	30.00	11.2	Oct-18	Jan-17	Nov-49	See the total investment in arara azul	-	0.00%	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Ouro Verde II Ltda (0,01%)	0.00	0.00	-
Geradora Eólica Ouro Verde III S.A.	Ouro Verde III	Furnas (39%)	RN	25.00	9.4	Oct-18	Jan-17	Nov-49	See the total investment in arara azul	-	0.00%	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Ouro Verde III (0,01%)	0.00	0.00	-
Geradora Eólica Ventos de Santa Rosa S.A.	Santa Rosa	Furnas (39%)	CE	20.00	8.4	Oct-18	Jan-17	Oct-49	66.75	-	0.00%	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Santa Rosa Ltda (0,01%)	0.00	0.00	-
Geradora Eólica Ventos de Uirapuru S.A.	Uirapuru	Furnas (39%)	CE	28.00	12.6	Oct-18	Jan-17	Oct-49	See the total investment in santa rosa	-		Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Uirapuru Ltda (0,01%)	0.00	0.00	-
Geradora Eólica Ventos do Angelim S.A.	Ventos de Angelim	Furnas (39%)	CE	24.00	10.3	Oct-18	Jan-17	Nov-49	See the total investment in santa rosa	-		Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Angelim Ltda (0,01%)	0.00	0.00	-
Consórcio Serra do Mel (*)	Serra do Mel I	Furnas (39%)	RN	28.00	13	-	-	Oct-49	405.87	-		Eólica Tecnologia Ltda (9,99%) Gestamp Eólica Brasil S.A. (0,01%)	0.00	0.00	-
Consórcio Serra do Mel (*)	Serra do Mel II	Furnas (39%)	RN	28.00	12.8	-	-	Oct-49	See the total investment in Serra do Mel I	-		Eólica Tecnologia Ltda (9,99%) Gestamp Eólica Brasil S.A. (0,01%)	0.00	0.00	-
Consórcio Serra do Mel (*)	Serra do Mel III	Furnas (39%)	RN	28.00	12.5	-	-	Nov-49	See the total investment in Serra do Mel I	-		Eólica Tecnologia Ltda (9,99%) Gestamp Eólica Brasil S.A. (0,01%)	0.00	0.00	-
Geradora Eólica Itaguaçu da Bahia SPE S.A.	Itaguaçu da Bahia	Furnas (39%)	BA	28.00	14	Feb-19	May-18	Sep-49	1449.32	-	0.00%	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	0.00	0.00	-
Geradora Eólica Ventos de Santa Luiza SPE S.A.	Ventos de Santa Luiza	Furnas (39%)	BA	28.00	14.2	Feb-19	Jan-17	Sep-49	See the total investment in Itaguaçu	-	0.00%	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	0.00	0.00	-
Geradora Eólica Ventos de Santa Madalena SPE S.A.	Ventos de Santa Madalena	Furnas (39%)	BA	28.00	14.7	Feb-19	Jan-17	Sep-49	See the total investment in Itaguaçu	-	0.00%	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	0.00	0.00	-
Geradora Eólica Ventos de Santa Marcella SPE S.A.	Ventos de Santa Marcella	Furnas (39%)	BA	28.00	13.6	Feb-19	Jan-17	Sep-49	See the total investment in Itaguaçu	-	0.00%	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	0.00	0.00	-
Geradora Eólica Ventos de Santa Vera SPE S.A.	Ventos de Santa Vera	Furnas (39%)	BA	28.00	15.2	Feb-19	Jan-17	Sep-49	See the total investment in Itaguaçu	-	0.00%	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	0.00	0.00	-
Geradora Eólica Ventos de Santo Antônio SPE S.A.	Ventos de Santo Antônio	Furnas (39%)	BA	28.00	16.1	Feb-19	Jan-17	Sep-49	See the total investment in Itaguaçu	-	0.00%	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	0.00	0.00	-
Geradora Eólica Ventos de São Bento SPE S.A.	Ventos de São Bento	Furnas (39%)	BA	28.00	14.4	Feb-19	Jan-17	Sep-49	See the total investment in Itaguaçu	-	0.00%	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	0.00	0.00	-
Geradora Eólica Ventos de São Cirilo SPE S.A.	Ventos de São Cirilo	Furnas (39%)	BA	28.00	14.7	Feb-19	Jan-17	Sep-49	See the total investment in Itaguaçu	-	0.00%	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	0.00	0.00	-
Geradora Eólica Ventos de São João SPE S.A.	Ventos de São João	Furnas (39%)	BA	28.00	15	Feb-19	Jan-17	Sep-49	See the total investment in Itaguaçu	-	0.00%	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	0.00	0.00	-
Geradora Eólica Ventos de São Rafael SPE S.A.	Ventos de São Rafael	Furnas (39%)	BA	28.00	13.8	Feb-19	Jan-17	Sep-49	See the total investment in Itaguaçu	-	0.00%	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)	0.00	0.00	-
(1) Operating with 3,899.7 MW.

(2) Due to the plant motorization and current injunction limiting the energy revenues to a percentage of the physical guarantee of commercial operations, it is not possible to calculate in advance the tradable energy. Nowadays, currently insatalled capacity in commercial operation is 3,899.7 MW.

(3) It includes 20% FCE and 10% Self-producer
(*) Complexos de Acaraú, Serra do Mel, Famosa III and Itaguaçu had its energy hiring fully undone in Mechanism of Compensation of Surpluses and Deficits - MCSD - Reduction.

VI.2.2 Transmission

VI.2.2.1 Integral Responsability

VI.2.2.1.1 Transmission Lines
Eletrobras Companies	(From - To)	Total Investment (R$ Million)	Lines Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR (R$ Million)
Chesf	Eunápolis-Teixeira Freitas II C1	30.09	145.00	230	Dec-18	Oct-38	7.02
	Funil-Itapebi C3	41.07	223.00	230	Nov-20	Apr-37	6.31
	Eunápolis-Teixeira Freitas II C2	44.15	152.00	230	Feb-18	Aug-39	7.44
	Pau Ferro-Santa Rita II	36.11	96.70	230	Oct-20	Aug-39	6.16
	Paraíso-Açu II	84.89	123.00	230	Dec-18	Nov-40	4.90
	Açu II-Mossoró II	84.89	69.00	230	Dec-18	Nov-40	4.90
	Morro do Chapéu II-Irecê	22.13	65.00	230	Oct-17	Oct-41	5.71
	Teresina II-Teresina III	13.76	26.00	230	Oct-17	Dec-41	11.56
	Recife II-Suape II C2	41.91	44.00	230	Jan-21	Dec-41	7.86
	Camaçari IV-Sapeaçu	84.29	105.00	230	Sep-21	Dec-41	11.85
	Sapeaçu-Sto.Antonio de Jesus C3	84.29	31.00	230	Nov-20	Dec-41	11.85
	Jardim-N Sra do Socorro	13.60	1.30	230	Jun-18	May-42	20.09
	Messias-Maceió II	13.60	20.00	230	Jul-19	May-42	20.09
	Camaçari IV-Pirajá	47.07	45.00	230	Dec-19	May-42	12.10
	Pituaçú-Pirajá	47.07	5.00	230	Dec-19	May-42	12.10
	Mossoró II-Mossoró IV	81.74	40.00	230	Oct-17	Jun-42	16.44
	Russas II-Banabuiu C2	81.74	110.00	230	Dec-18	Jun-42	16.44
Furnas	TL Mascarenhas – Linhares e SS Linhares	67,2 (Basis: Dec/08)	99.00	230	Apr-18	Jul-40	78.11
	TL Xavantes – Pirineus (1)	31,18 (Basis: Sep/11)	50.00	230	May-18	Dec-41	3.83
Eletrosul*	Secc. Jorge Lacerda A - Palhoça, in SS Garopaba	9.90	5.40	138	Dec-18	Dec-42	1.23
	Concession contract 001/2015 (Several enterprises in RS)	**	1802.00	230 e 525	**	Mar-45	225.98
(1) The transmission line was energized in 03/25/2016, the detached form the circuit 1 (CELG), and still depends on the completion of the line inputs at substations associated with the project.
* The AAR of the enterprises in Lot A of Aneel Auction 004/2014 (Concession 001/2015) is at it historical acquisition price.

** Pursuant to Order 3,577/2017, ANEEL approved the Transfer Plan of Concession Agreement 01/2015-ANEEL for the Specific Purpose Company (SPE) to be created by Shanghai Electric Power Transmission & Distribution Co. Ltd . Such plan was presented by Eletrosul, under the terms of art. 4º-C of Law 9,074 / 1995. Not only the approval, in addition to complying with technical, regulatory and corporate requirements, requires the acceptance by Eletrosul and Shanghai of the conditions stipulated within 30 days. The expenses incurred up to September / 17, on lines and substations, sum up R$ 111.7 millions.

VI.2.2.1.2 Substations
Eletrobras Companies	SS	Investment Total (R$ Million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR (R$ Millions)
Chesf	SS 230/69 kv Teresina III	29.21	400	PI	Oct-17	Dec-41	(*)
	SS 230/69 kv N.S. Socorro	94.43	300	SE	Jun-18	May-42	(*)
	SS 230/69 kv Maceió II	94.43	400	AL	Jul-19	May-42	(*)
	SS 230/138 kv Poções II	94.43	200	BA	Jun-18	May-42	(*)
	SS 230/69 kv Pirajá	30.57	360	BA	Dec-19	May-42	(*)
	SS 230/69 kv Jaboatão II	68.77	360	PE	Jul-18	Jun-42	5,419,435.29
	SS 230/69 kv Mossoró IV	46.18	100	RN	Oct-17	Jun-42	(*)
	SS 230/138 kV Teixeira de Freitas II	17.91	100	BA	Dec-18	Oct-38	(*)
Eletrosul ***	Garopaba - Implementation of two EL modules	7.48	0.00	SC	Dec-18	Dec-42	0.9651
	Canoinhas - Substitution of the 3rd Autotransf. 230/138 kV (75 MVA per 150 MVA)	8.78	75.00	SC	Jan-18	Dec-42	1.4783
	Santo Ângelo - 3rd bank of autotransformers 525/230kV	44.30	672.00	RS	Feb-18	Dec-42	7.8522
	Tapera - Installation capacitors banks 230kV - 50 MVAr	7.70	-	RS	Jan-18	Dec-42	1.2860
	Dourados - Two capacitors banks 230kV of 50 Mvar	13.35	-	MS	Apr-18	Dec-42	2.5193
	Biguaçu - Capacitor bank 230 kV, 100 MVAr and connection 230kV	9.28	-	SC	Nov-18	Dec-42	1.4532
	SS Nova Petrópolis - Installation of the 2nd transformer 230/69kV	14.62	83.00	RS	Sep-18	Oct-40	1.5802
	Concession contract 001/2015 (Several enterprises in RS)	**	4781.00	RS	**	Mar-45	110.0175
(*) The substation AAR is being informed jointly with the TLs, according to the concession agreement.

(**) In 2016, the company promoted a public call to select investors interested in the shareholding of the concession contract 001/2015, which budget forecast is approximately R$ 3.3 billion (Lines and SS). There was a proposal which is still under negotiation. The expenditures up to Mar/17, considering lines and substations, sum up R$ 110.1 million.

(***) The AAR of the enterprises in Lot A of Aneel Auction 004/2014 (Concession 001/2015) is at it historical acquisition price.

VI.2.2.2 Special Proposed Company

VI.2.2.2.1 Transmission Lines
SPC	From - To	Eletrobras Companies (%)	Investiment (R$ Million)		Lines Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR (R$ Millions)
			Total	Up to 3Q17
Transnorte Energia S.A. (*)	Eng. Lechuga - Equador; Equador - Boa Vista	Eletronorte (49%)	488,58 399,57	170.86	400,3 315,2	500	Jan-20	Jan-42	56,68 44,63
Belo Monte Transmissora de Energia SPE S.A.	Linha de Transmissão em Corrente Contínua de ±800 kV Xingu - Estreito.	Eletronorte (24,5%) Furnas (24,5%)	SGT 4.610	-	2092	±800	Feb-18	Jun-44	-
TDG Transmissora Delmiro Gouveia S.A.	TL São Luiz II/ São Luiz III	Chesf (49%)	52.00	34.00	39	230	Sep-18	Jul-40	2.00
Mata de Santa Genebra Transmissora S.A.	Itatiba – Bateias Araraquara II - Itatiba Araraquara II - Fernaão Dias	Furnas (49,9%)	2304 (1)	1,222.74	399 207 241	500	May-18	May-44	-
Vale do São Bartolomeu Transmissora de Energia S.A.	Luziânia - Brasília Leste Circ 1 Luziânia - Brasília Leste Circ 2	Furnas (39%)	421.50	386.37	67 67	500 500	May-2018 Oct-2017	Oct-43	-
Fronteira Oeste Transmissora de Energia S.A. (1)	Pinhalzinho, em 230/138 kV (ATF1, ATF2 e ATF3); Ampliações SE Maçarambá, Foz do Chapecó e Santo Angelo.	Eletrosul (51%)	143.49	26.18	199 72	230 230	Mar/19 Nov/17 and Aug/18	Jan-44	9.00
Paraíso Transmissora de Energia S.A. **	Campo Grande 2 EL 230 PAR2; Chapadão EL PAR2; Paraíso 2, 230/138 kV.	Eletrosul (100%)	133.97	6.76	65 217 1	230	**	Mar-45	11.76
(1) Investment Total Amount on the basis of the development of the business plan.
(*) AAR - Cycle 2017/2018 - To the AAR division was used the modules list provided by ANEEL (NT 0183-2017-SGT). Previously, the cost of building sections was used for the AAR division.
(**) Start forecast is under reevaluation due to a public call to investors. AAR Reference date: 06/30/2014

VI.2.2.2.2 Substations
SPC	SS	Eletrobras Companies (%)	Total Investiment (R$ Million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession	AAR (R$ Millions)
Transnorte Energia S.A. (*)	SS Boa Vista - CER	Eletronorte (49%)	100.14	-	RR	May/2015	Jan-42	6.14
	SS Engenheiro Lechuga		26.24	-	AM	Jan-20		8.29
	SS Equador		111.44	-	RR			21.95
	SS Boa Vista		100.24	800 MVA	RR			15.08
Mata de Santa Genebra Transmissora S.A.	SS Santa Bárbara D’Oeste 440 kV, Static Compensator (-300,+300) Mvar; SS Itatiba 500 kV, Static Compensator (-300,+300) Mvar.	Furnas (49.9%)	(1)	-	SP	May/18	May/44	-
	SS 500/440 kV Fernão Dias 1.200 MVA - 1st autotransformer bank			1,200	SP	May/18		-
	SS 500/440 kV Fernão Dias 2.400 MVA 2nd and 3rs autotransformers bank			2,400	SP	May/18		-
Vale do São Bartolomeu Transmissora de Energia S.A.	SS Brasília Leste	Furnas (39%)	(1)	1,080	DF	Nov-17	Oct-43	-
Belo Monte Transmissora de Energia S.A.	Converter Station CA/CC,±800 kV, 4.000 MW, with SS 500 kV Xingu;	Eletronorte (24.5%) Furnas (24.5%)	(1)	(2)	Xingu (PA); Estreito (MG)	Dec/17	Jun-44	(4)
	Converter Station CA/CC, ±800 kV, 3.850 MW, with SS 500 kV Estreito			(3)		Dec/17
ETAU (**)	Expansion SS Lagoa Vermelha II - 50 Mvar	Eletrosul (51%)	10.27	-	RS	Sep-18	Dec-32	1.51
Fronteira Oeste Transmissora de Energia S.A. (1)	Pinhalzinho, em 230/138 kV (ATF1, ATF2 e ATF3); Expansions SS Maçarambá, Foz do Chapecó e Santo Angelo.	Eletrosul (51%)	76.16	450	SC/RS	Nov/17 and Aug/18 Mar/19, Nov/17 and Mar/19	Jan-44	8.50
Paraíso Transmissora de Energia S.A. (***)	Campo Grande 2 EL 230 PAR2; Chapadão EL PAR2; Paraíso 2, 230/138 kV.	Eletrosul (27.42%)	72.23	300	MS	**	Mar-45	10.24
Transmissora Sul Litorânea de Energia - TSLE	Expansion SS Povo Novo 525/230 kV	Eletrosul (100%)	42.34	672	RS	Jan-18	Aug-42	6.44
(*) AAR - Cycle 2017/2018 - To the AAR division was used the modules list provided by ANEEL (NT 0183-2017-SGT). Previously, the cost of building sections was used for the AAR division.
(**) The asset will be transferred to Eletrobras, as approved at the 147th Extraordinary General Meeting (EGM) held on 19 April, 2017.
(***) Start forecast is under reevaluation due to a public call to investors. AAR Reference date: 06/30/2014
(1) Investment Total Amount on the basis of the development of the business plan.
(2) Converter station has 4,000 MW of transformation capacity.
(3) Converter station has 3,850 MW of transformation capacity.
(4) The AAR and the total investments of the substations are being informed with the TL, according to the concession contract.

VII. SPEs Data

VII.1 Operational Data

VII.1.1 Generation

VII.1.1.1 Operational assets and generated energy
SPE	Plant	Eletrobras Companies (%)	Location (State)	Installed Capacity(MW)	Energy Assured (MW Avg) (MW Médio)	Generated Energy MWh			Beginning of Operation	End of Concession	RCE		FCE
						1Q17	2Q17	3Q17			MW Average	Avg Price (R$/ MWh)	MW Average
EAPSA - Energia Águas Da Pedra S.A.	HPU Dardanelos	Eletronorte (24,5%) Chesf (24,5%)	MT	261.0	154.9	501,329	492,622	80,699	Aug-11	Jul-42	100.0	209.04
Amapari Energia S.A. (1) (2)	TPP Serra do Navio	Eletronorte (49%)	AP	23.3	21.0	-	-	-	Jun-08	May-37	-	-	-
Brasventos Miassaba 3 Geradora de Energia S.A	WPP Miassaba 3	Eletronorte (24,5%) Furnas (24,5%)	RN	68.5	22.8	35,017	30,153	57,682	jul/14 (¹)	Aug-45		243.52	-
Brasventos Eolo Geradora de Energia S.A.	WPP Rei dos Ventos 1	Eletronorte (24,5%) Furnas (24,5%)	RN	58.5	21.9	35,204	24,866	49,051	jul/14 (¹)	Dec-45		244,64	-
Rei dos Ventos 3 Geradora de Energia S.A.	WPP Rei dos Ventos 3	Eletronorte (24,5%) Furnas (24,5%)	RN	60.1	21.1	30,487	27,315	55,185	jul/14 (¹)	Dec-45		245,12	-
ESBR Participações S.A. (6)	HPU Jirau	Chesf (20%) Eletrosul (20%)	RO	3,750.0	2,205.1	5,148,063	5,646,699	1,644,151	Sep-13	Aug-43	536.9	111.49	26
Norte Energia S.A. (3)	HPU B. Monte	Chesf (15%) Eletronorte (19,98%) Eletrobras Holding (15%)	PA	11,233.1	4,571.0	5,214,020	6,540,259	7,939,349	abr/16	Aug-45	(5)	115.64	(5)
Pedra Branca S.A.	Pedra Branca	Chesf (49%)	BA	30.0	12.9	22,453	35,531	45,008	Mar-13	Feb-46	6.2	124.55	6,39 (a)
São Pedro do Lago S.A.	São Pedro do Lago	Chesf (49%)	BA	30.0	13.5	20,603	32,987	42,897	Mar-13	Feb-46	7.2	203.32	5,99 (a)
Sete Gameleiras S.A.	Sete Gameleiras	Chesf (49%)	BA	30.0	12.6	21,342	32,073	42,083	Mar-13	Feb-46	6.5	203.32	6,00 (a)
Baraúnas I Energética S.A.	WPP Baraúnas I	Chesf (49%)	BA	32.9	12.4	23,189	33,352	43,780	Nov-15	Feb-49	12.2	203.32	(b)
Mussambê Energética S.A.	WPP Mussambê	Chesf (49%)	BA	32.9	11.5	21,295	33,907	44,376	Oct-15	Feb-49	11.4	150.83	(b)
Morro Branco I Energética S.A.	WPP Morro Branco I	Chesf (49%)	BA	32.9	12.7	22,083	34,052	45,257	Nov-15	Feb-49	12.5	150.83	(b)
Banda de Couro Energética S.A.	WPP Banda de Couro	Chesf (1,7%)	BA	32.9	12.8	19,356	31,488	42,172	Mar-16	Jun-49	-	150.83	12,27 ( c)
Baraúnas II Energética S.A.	WPP Baraunas II	Chesf (1,5%)	BA	25.9	10.7	16,116	24,076	31,779	Mar-16	Jul-49	-	153.86	10,18 ( c)
V. de Santa Joana IX Energia Renováveis S.A. (7)	Santa Joana IX	Chesf (49%)	PI	29.6	15.8	10,216	30,407	41,733	Aug-15	Aug-35	11.0	151.57	2.17
V. de Santa Joana X Energia Renováveis S.A. (7)	Santa Joana X	Chesf (49%)	PI	29.6	16.0	11,751	31,574	44,620	Jul-15	Aug-35	11.6	139.79	2.04
V. de Santa Joana XI Energia Renováveis S.A. (7)	Santa Joana XI	Chesf (49%)	PI	29.6	16.0	10,846	29,225	41,702	Jul-15	Aug-35	12.4	139.79	1.67
V. de Santa Joana XII Energia Renováveis S.A. (7)	Santa Joana XII	Chesf (49%)	PI	28.9	16.9	17,489	36,218	44,351	Jul-15	Aug-35	13.9	139.79	1.45
V. de Santa Joana XIII Energia Renováveis S.A. (7)	Santa Joana XIII	Chesf (49%)	PI	29.6	16.0	13,173	30,336	41,291	Jul-15	Aug-35	11.2	139.79	2.18
V. de Santa Joana XV Energia Renováveis S.A. (7)	Santa Joana XV	Chesf (49%)	PI	28.9	16.2	15,064	34,849	42,773	Jul-15	Aug-35	13.9	139.79	1.11
V. de Santa Joana XVI Energia Renováveis S.A. (7)	Santa Joana XVI	Chesf (49%)	PI	28.9	17.4	14,707	35,674	45,781	Jul-15	Aug-35	13.5	139.79	1.85
V. de Santa Joana I Energia Renováveis S.A. (8)	WPP Santa Joana I	Chesf (49%)	PI	28.9	15.0	15,214	32,378	45,986	Jan-16	Dec-35	15.81	139.79	-0,41 (d)
V. de Santa Joana III Energia Renováveis S.A. (8)	WPP Santa Joana III	Chesf (49%)	PI	29.6	13.4	9,828	26,125	40,624	Mar-16	Dec-35	16.13	167.45	-1,42 (d)
V. de Santa Joana IV Energia Renováveis S.A. (8)	WPP Santa Joana IV	Chesf (49%)	PI	28.9	14.2	14,594	31,058	42,188	Jan-16	Dec-35	12.65	166.97	0.75
V. de Santa Joana V Energia Renováveis S.A. (8)	WPP Santa Joana V	Chesf (49%)	PI	28.9	15.7	13,339	32,474	46,431	Jan-16	Dec-35	12.84	167.21	1.36
V. de Santa Joana VII Energia Renováveis S.A. (8)	WPP Santa Joana VII	Chesf (49%)	PI	27.2	14.9	14,810	33,665	47,994	Jan-16	Dec-35	13.34	167.17	0.76
V. de Santo Augusto IV Energia Renováveis S.A. (8)	WPP Santo Augusto IV	Chesf (49%)	PI	28.9	15.5	14,267	33,036	45,012	Feb-16	Dec-35	14.13	165.45	0.67
U.E.E. Caiçara I S.A. (9)	WPP Caiçara I	Chesf (49%)	RN	27.0	15.1	24,990	22,505	34,198	Nov-15	Jun-47	14.48	165.46	0.62
U.E.E. Caiçara II S.A. (9)	WPP Caiçara II	Chesf (49%)	RN	18.0	9.6	16,809	15,928	25,266	Nov-15	Jul-47	9.54	155.89	0.06
U.E.E. Junco I S.A. (9)	WPP Junco I	Chesf (49%)	RN	24.0	13.1	21,278	19,290	31,536	Nov-15	Jul-47	12.79	155.84	0.31
U.E.E. Junco II S.A (9)	WPP Junco II	Chesf (49%)	RN	24.0	13.3	20,968	19,347	30,595	Nov-15	Jul-47	12.52	157.01	0.78
Eólica Serra das Vacas I S.A. (10)	Serra das Vacas I	Chesf (49%)	PE	23.9	12.2	25,704	23,368	29,312	Dec-15	Jun-49	-	156.20	12.20
Eólica Serra das Vacas II S.A. (10)	Serra das Vacas II	Chesf (49%)	PE	22.3	9.9	22,544	19,416	25,500	Dec-15	Jun-49	-	238.00	9.69
Eólica Serra das Vacas III S.A. (10)	Serra das Vacas III	Chesf (49%)	PE	22.2	11.0	24,229	18,390	23,854	Dec-15	Jun-49	-	238.00	10.77
Eólica Serra das Vacas IV S.A. (10)	Serra das Vacas IV	Chesf (49%)	PE	22.3	10.5	23,597	20,176	26,103	Dec-15	Jun-49	-	238.00	10.71
Enerpeixe S.A.	HPU Peixe Angical	Furnas (40%)	TO	498.8	280.5	412	347	263	Jun-06	Nov-36	3.34	238.00	-
Baguari Geração de Energia S.A.	HPU Baguari	Furnas (15%)	MG	140.0	80.0	47	30	13	Sep-09	Aug-41	0.37	-	-
Retiro Baixo Energética S.A.	HPU Retiro Baixo	Furnas (49%)	MG	82.0	38.5	44	12	2.63	Mar-10	Aug-41	9.24	-	-
Foz de Chapecó Energia S.A.	HPU Foz de Chapecó	Furnas (40%)	RS/SC	855.0	432.0	1,150	1,241	1,845	Oct-10	Nov-36	311.14	-	-
Serra do Facão Energia S.A.	HPU Serra do Facão	Furnas (49,5%)	GO	212.6	182.4	65	35	37	Jul-10	Nov-36	1,059.31	-	-
Madeira Energia S.A.	HPU Santo Antônio	Furnas (39%)	RO	3,568.0	2,424.2	4,912	5,077	3,068	Mar-12	Jun-43	1,228.15	-	-
Teles Pires Participações S.A.	HPU Três Irmãos	Furnas (24,5%) Eletrosul (24,72%)	PA/MT	1,819.8	930.7	3,386	2,440	630	Nov-15	Jun-46	548.26	-	-
Tijoá Participações e Investimentos S.A.	HPU Teles Pires	Furnas (49,9%)	SP	807.5	217.5	900	-	-	Oct-14	Sep-44	-
Eólica Livramento S.A. *	WPP of Cerro Chato IV, V, VI, Ibirapuitã e Trindade	Eletrosul (59%)	RS	25.2	11.7	15,379	21,300	22,482	Nov-13	Mar-47	11.70	-	11.70
Santa Vitória do Palmar S.A.	WPP Geribatu I a X	Eletrosul (49,0%)	RS	258.0	109.2	170,119	200,262	235,207	Feb-15	Apr-47	109.20	-	109.20
Eólica –Chuí Holding S.A.	WPP Chuí I a V, e Minuano I e II	Eletrosul (49,0%)	RS	144.0	59.6	87,990	105,918	120,876	May-15	Apr-47	59.60	-	59.60
Hermenegildo I S.A.**	WPP Verace 24 a 27	Eletrosul (99,99%)	RS	57.3	24.9	42,120	47,907	53,352	Nov-15	Jun-49	27.40	-	27.40
Hermenegildo II S.A.***	WPP Verace 28 a 31	Eletrosul (99,99%)	RS	57.3	25.3	36,761	44,953	50,885	Dec-15	Jun-49	26.60	-	26.60
Hermenegildo III S.A.***	WPP Verace 34 a 36	Eletrosul (99,99%)	RS	48.3	21.0	32,310	39,977	43,925	Dec-15	Jun-49	22.20	-	22.20
Chuí IX S.A.***	WPP Chuí 09	Eletrosul (99,99%)	RS	17.9	7.4	12,216	14,135	15,118	Oct-15	May-49	7.80	-	7.80
(1) The plant is out of operation since 07.04.2014. The Data Collection System - SCD has been disabled.
(2) Amapari is inoperative since 07/04/2014, not having generation and trading data.
(3) 11 generation units operating totalling 3,899.7 MW in commercial operation.
(4) It includes 20% FCE and 10% Self-producer

(5) Due to the plant motorization and current injunction limiting the energy revenues to a percentage of the physical guarantee of commercial operations, it is not possible to calculate in advance the tradable energy. Nowadays, currently insatalled capacity in commercial operation is  3,288.6 MW.

(6) The first turbine began operating in Sep/2013 with 75MW of installed capacity. In Dec/2016 the company totaled 50 machines in operation, resulting in an installed capacity of  3,750 MW (all of them operating).  Increased physical guarantee of HPU Jirau due to revision of the hydraulic loss, as MME Ordinance No. 337 of 11.10.2015.

(7) The participation of SPEs V. Santa Joana IX, X, XI, XII, XIII, XIV and XV Energias Renováveis SA were merged into the Chapada do Piaui I Holding S.A.
(8) The participation of SPEs V. Santa Joana IX, X, XI, XII, XIII, XIV and XV Energias Renováveis SA were merged into the Chapada do Piaui II Holding S.A.
(9) The participation of SPEs WPP Caiçara I S.A., WPP Caiçara II S.A., WPP Junco I S.A. and WPP Junco II S.A. were merged into the company Vamcruz I Participações AS
(10) The shares of the SPEs were merged into the company Serra das Vacas Holding S.A.
(a) This rate is valid until October / 2017.
(b) This rate is valid until August / 2018.
(c) This rate is valid until December / 2017.
(d) The SPEs had the assured energy adjusted after the auction. The contracted energy is greater than the current physical guarantee.
(¹) Decision obtained by means of a writ of mandamus, requesting a preliminary injunction.

* In commercial operation 25.2 MW corresponding to Ibirapuitã park (which energy assured is of 11,7 MW). The suspension of the operation of the other parks is under discussing at court due to the accident occurred in Dec 2014.

** In April 2017,  Energy trading agreement in a regulated environment (CCEAR) changed into Mechanism of compensation of surpluses and deficits (MCSD). From marketable energy, nearly 78% is hired by Eletrosul via Power Purchase Agreement - PPA, at average market price informed.

*** In April 2017,  Energy trading agreement in a regulated environment (CCEAR) changed into Mechanism of compensation of surpluses and deficits (MCSD). From marketable energy, nearly 81% is hired by Eletrosul via Power Purchase Agreement - PPA, at average market price informed.

VII.1.1.2 Energy Sold
SPE	Eletrobras Companies (%)	Buyer	Sell Type	1Q17		2Q17		3Q17
				R$ million	MWh	R$ million	MWh	R$ million	MWh
EAPSA - Energia Águas Da Pedra S.A.	Eletronorte (24,5%) Chesf (24,5%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	66.87	329,029	63.87	310,485	65.76	315,158
Amapari Energia S.A. (1)	Eletronorte (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
Brasventos Miassaba 3 Geradora de Energia S.A	Eletronorte (24,5%) Furnas (24,5%)	Eletrobras System	A	8.28	35,017	7.10	30,154	14.00	57,682
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24,5%) Furnas (24,5%)	Eletrobras System	A	8.36	35,204	5.90	24,866	12.00	49,051
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24,5%) Furnas (24,5%)	Eletrobras System	A	7.26	30,487	6.50	27,315	13.50	55,185
			B
		Others	A
			B
ESBR Participações S.A.	Chesf (20%) Eletrosul (20%)	Eletrobras System	A	45.14	408,735	35.84	322,685	14.86	578,722
			B	83.42	446,870	91.87	495,555	116.35	614,093
		Others	A	376.42	3,425,086	263.37	2,361,075	112.13	940,648
			B	151.48	837,821	317.02	1,574,740	585.21	2,661,981
Norte Energia S.A.	Chesf (15%) Eletronorte (19,98%) Eletrobras Holding (15%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	507.66	4,171,216	649.07	5,232,207	712.99	5,667,768
			B	-	-	-	-	-	-
Pedra Branca S.A.	Chesf (49%)	Eletrobras System	A	3.07	14,872	3.07	15,037	3.07	15,202
			B	-	-	-	-	-	-
		Others	A	2.37	11,480	2.37	11,608	2.37	11,735
			B	-	-	-	-	-	-
São Pedro do Lago S.A.	Chesf (49%)	Eletrobras System	A	3.32	16,091	3.32	16,269	3.32	16,448
			B	-	-	-	-	-	-
		Others	A	2.56	12,421	2.56	12,559	2.56	12,697
			B	-	-	-	-	-	-
Sete Gameleiras S.A.	Chesf (49%)	Eletrobras System	A	3.14	15,237	3.14	15,407	3.14	15,576
			B	-	-	-	-	-	-
		Others	A	2.42	11,763	2.42	11,893	2.42	12,024
			B	-	-	-	-	-	-
Baraúnas I Energética S.A. (3)	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	3.93	26,352	3.93	26,645	3.97	26,938
			B	-	-	-	-	-	-
Mussambê Energética S.A. (3)	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	3.68	24,624	3.68	24,898	3.71	25,171
			B	-	-	-	-	-	-
Morro Branco I Energética S.A. (3)	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	4.03	27,000	4.03	27,300	4.06	27,600
			B	-	-	-	-	-	-
Banda de Couro Energética S.A.	Chesf (1,7%)	Eletrobras System	A	1.72	11,166	1.90	12,356	2.71	17,589
			B	-	-	-	-	-	-
		Others	A	1.79	11,626	1.98	12,858	2.82	18,303
			B	-	-	-	-	-	-
Baraúnas II Energética S.A.	Chesf (1,5%)	Eletrobras System	A	1.41	9,272	1.55	10,252	2.21	14,591
			B	-	-	-	-	-	-
		Others	A	1.46	9,661	1.62	10,681	2.30	15,195
			B	-	-	-	-	-	-
V. de Santa Joana IX Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	3.96	28,525	3.96	28,829	4.07	29,146
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
V. de Santa Joana X Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.16	30,029	4.16	29,702	4.97	30,029
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
V. de Santa Joana XI Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.00	30,470	4.00	30,794	4.35	31,133
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
V. de Santa Joana XII Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.68	33,063	4.68	33,415	4.72	33,782
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-

V. de Santa Joana XIII Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.08	28,957	4.08	29,266	4.14	29,587
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
V. de Santa Joana XV Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.59	32,415	4.59	32,760	4.63	33,120
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
V. de Santa Joana XVI Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.68	33,063	4.68	33,415	4.63	33,120
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
V. de Santa Joana I Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	5.24	31,767	5.42	32,105	5.44	32,458
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
V. de Santa Joana III Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	4.65	28,957	4.81	29,266	4.94	29,587
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
V. de Santa Joana IV Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	5.13	30,686	5.30	31,013	5.24	31,354
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
V. de Santa Joana V Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	5.09	30,470	5.26	30,794	5.20	31,133
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
V. de Santa Joana VII Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	5.35	31,983	5.52	32,323	5.41	32,678
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
V. de Santo Augusto IV Energia Renováveis S.A. (2)	Chesf (49%)	Eletrobras System	A	5.51	33,279	5.69	33,634	5.63	34,003
			B	-	-	-	-	-	-
		Others	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
U.E.E. Caiçara I S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	4.55	29,174	4.60	29,484	-	-
			B	0.39	1,761	483.61	1,590	9.38	33,241
U.E.E. Caiçara II S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	3.13	20,104	3.17	20,318	-	-
			B	0.00	4	-	-	7.12	24,560
U.E.E. Junco I S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	4.11	26,152	4.15	26,431	-	-
			B	1.14	3,755	0.20	783	8.64	30,657
U.E.E. Junco II S.A	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	3.85	24,638	3.89	24,900	-	-
			B	0.95	3,665	626.10	2,084	8.69	29,737
Eólica Serra das Vacas I S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	4.11	26,364	4.15	26,645	-	-
			B	-	-	-	-	5.39	26,938
Eólica Serra das Vacas II S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	3.33	21,394	3.36	21,622	-	-
			B	0.18	1,020	0.27	828	3.96	21,378
Eólica Serra das Vacas III S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	3.71	23,771	3.75	24,024	-	-
			B	0.05	280	0.05	145	6.07	23,769
Eólica Serra das Vacas IV S.A.	Chesf (49%)	Eletrobras System	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Others	A	3.54	22,691	3.58	22,932	-	-
			B	0.13	740	0.20	617	4.59	23,637

Enerpeixe S.A.	Furnas (40%)	Eletrobras System	A					0.52	3,305
			B					24.41	152,002
		Others	A	1.43	9,142	0.81	5,204	0.52	3,305
			B	23.25	138,484	23.53	146,525	24.41	152,002
Baguari Geração de Energia S.A.	Furnas (15%)	Eletrobras System	A	0.33	1,511			0.35	1,608
			B	-	-	-	-
		Others	A	17.69	82,898	17.37	80,426	17.50	79,840
			B	-	-	-	-
Retiro Baixo Energética S.A.	Furnas (49%)	Eletrobras System	A		-
			B		-			17.24	78,884
		Others	A	16.90	79,466	16.45	76,167	0.49	2,208
			B	0.50	2,161	0.50	2,161
Foz de Chapecó Energia S.A.	Furnas (40%)	Eletrobras System	A					-	-
			B
		Others	A	132.28	581,316	125.47	543,922	74.47	365,087
			B	88.60	373,248	89.58	377,395
Serra do Facão Energia S.A.	Furnas (49,5%)	Eletrobras System	A	8.96	39,037	8.75	26,599	5.23	22,393
			B	-	-	-	-	-	-
		Others	A	51.72	337,733	50.52	230,125	56.92	243,520
			B	25.62	110,211	31.59	135,906	32.69	140,624
Teles Pires Participações S.A.	Furnas (24,5%) Eletrosul (24,72%)	Eletrobras System	A	12.18	203,332	8.71	142,227	9.13	105,130
			B	32.42	172,847	75.29	388,718	71.92	392,990
		Others	A	128.56	1,447,358	92.04	1,012,400	74.85	409,030
			B	33.74	179,902	78.36	404,584	102.73	1,172,058
Eólica Livramento S.A.	Eletrosul (59%)	Eletrobras System	A	0.23	1,663		-	-	-
			B	-
		Others	A	1.90	13,716	7.13	24,720	25.35	59,008
			B	-
Santa Vitória do Palmar S.A.	Eletrosul (49%)	Eletrobras System	A	2.61	18,393			-	-
			B	-	-			-	-
		Others	A	21.50	151,725	66.81	231,360	66.99	232,501
			B	-	-			-	-
Eólica –Chuí Holding S.A.	Eletrosul (49%)	Eletrobras System	A	1.41	9,513			-	-
			B	-	-			-	-
		Others	A	11.61	78,476	36.26	125,830	35.31	123,488
			B	-	-			-	-
Hermenegildo I S.A.	Eletrosul (99,99%)	Eletrobras System	A
			B	2.40	15,336	11.13	47,907	9.15	53,352
		Others	A	6.79	41,904
			B			1.21	5,139	1.06	1,433
Hermenegildo II S.A.	Eletrosul (99,99%)	Eletrobras System	A
			B	2.59	16,632	10.30	44,953	7.23	50,885
		Others	A	5.28	40,824
			B			1.76	7,256	1.05	2,063
Hermenegildo III S.A.	Eletrosul (99,99%)	Eletrobras System	A
			B	2.53	14,256	8.91	39,977	7.12	43,925
		Others	A	5.16	33,696
			B			1.39	4,284	0.82	1,286
Chuí IX S.A.	Eletrosul (99,99%)	Eletrobras System	A
			B	0.71	4,968	3.16	14,135	2.56	15,118
		Others	A	1.66	11,880
			B			0.47	1,681	0.30	425

(1) The plant is out of operation since  07.04.2014. The Data Collection System - SCD has been disabled. About SPC AMAPARI we reiterate that there was no change from last quarter. Source: ENGO/Eletronorte.

(2) The SPC informs that there is no energy purchased for resale. There is no need to replace non-produced energy. If below 90% of the energy sold at the end of the 1-year cycle, there is a penalty.
(3) The SPC did not inform "Eletrobras System" and "Others" amounts. The Commercialization Chamber of Electric Energy (CCEE) requested this information and is still waiting for feedback.

VII.1.1.3 Average Rate – R$/MWh
SPE	Eletrobras Companies (%)	1Q17	2Q17	3Q17
EAPSA - Energia Águas Da Pedra S.A.	Eletronorte (24,5%) Chesf (24,5%)	203.21	206.09	208.25
Amapari Energia S.A.	Eletronorte (49%)	0.00	0.00	0.00
Brasventos Miassaba 3 Geradora de Energia S.A	Eletronorte (24,5%) Furnas (24,5%)	236,43	236.43	243.52
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24,5%) Furnas (24,5%)	237.52	237.52	244.64
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24,5%) Furnas (24,5%)	237.99	237.99	245.12
ESBR Participações S.A.	Chesf (20%) Eletrosul (20%)	128.25	148.94	172.78
Norte Energia S.A.	Chesf (15%) Eletronorte (19,98%) Eletrobras Holding (15%)	121.70	124.05	125.80
Pedra Branca S.A.	Chesf (49%)	203.32	203.32	203.32
São Pedro do Lago S.A.	Chesf (49%)	203.32	203.32	203.32
Sete Gameleiras S.A.	Chesf (49%)	203.32	203.32	203.32
Baraúnas I Energética S.A.	Chesf (49%)	147.21	147.21	148.43
Mussambê Energética S.A.	Chesf (49%)	147.21	147.21	148.43
Morro Branco I Energética S.A.	Chesf (49%)	147.21	147.21	148.43
Banda de Couro Energética S.A.	Chesf (1,7%)	153.86	153.86	153.86
Baraúnas II Energética S.A.	Chesf (1,5%)	151.57	151.57	151.57
V. de Santa Joana IX Energia Renováveis S.A.	Chesf (49%)	139.79	139.79	139.79
V. de Santa Joana X Energia Renováveis S.A.	Chesf (49%)	139.79	139.79	139.79
V. de Santa Joana XI Energia Renováveis S.A.	Chesf (49%)	139.79	139.79	139.79
V. de Santa Joana XII Energia Renováveis S.A.	Chesf (49%)	139.79	139.79	139.79
V. de Santa Joana XIII Energia Renováveis S.A.	Chesf (49%)	139.79	139.79	139.79
V. de Santa Joana XV Energia Renováveis S.A.	Chesf (49%)	139.79	139.79	139.79
V. de Santa Joana XVI Energia Renováveis S.A.	Chesf (49%)	139.79	139.79	139.79
V. de Santa Joana I Energia Renováveis S.A.	Chesf (49%)	157.11	167.45	167.45
V. de Santa Joana III Energia Renováveis S.A.	Chesf (49%)	156.67	166.97	166.97
V. de Santa Joana IV Energia Renováveis S.A.	Chesf (49%)	156.89	167.21	167.21
V. de Santa Joana V Energia Renováveis S.A.	Chesf (49%)	156.85	167.17	167.17
V. de Santa Joana VII Energia Renováveis S.A.	Chesf (49%)	156.88	167.20	167.20
V. de Santo Augusto IV Energia Renováveis S.A.	Chesf (49%)	155.25	165.46	165.46
WPP. Caiçara I S.A.	Chesf (49%)	155.89	155.89	155.89
WPP. Caiçara II S.A.	Chesf (49%)	155.84	155.84	155.84
WPP. Junco I S.A.	Chesf (49%)	157.01	157.01	157.01
WPP. Junco II S.A	Chesf (49%)	156.20	156.20	156.20
Eólica Serra das Vacas I S.A.	Chesf (49%)	155.88	156.31	243.39
Eólica Serra das Vacas II S.A.	Chesf (49%)	156.28	161.92	251.32
Eólica Serra das Vacas III S.A.	Chesf (49%)	156.13	157.17	220.76
Eólica Serra das Vacas IV S.A.	Chesf (49%)	156.56	160.40	246.12
Enerpeixe S.A.	Furnas (40%)	156.60	134.44	156.60
Baguari Geração de Energia S.A.	Furnas (15%)	213.42	138.19	219.15
Retiro Baixo Energética S.A.	Furnas (49%)	212.96	55.27	218.57
Foz de Chapecó Energia S.A.	Furnas (40%)	231.39	211.07	233.65
Serra do Facão Energia S.A.	Furnas (49,5%)	229.04	124.84	233.30
Madeira Energia S.A.	Furnas (39%)	160.00	-	175.56
Teles Pires Participações S.A.	Furnas (49,9%)	98.06	73.10	126.39
Eólica Livramento S.A.	Eletrosul (59%)	138.83	281.15	429.58
Santa Vitória do Palmar S.A.	Eletrosul (49,0%)	141.68	281.01	288.14
Eólica –Chuí Holding S.A.	Eletrosul (49,0%)	147.90	282.19	285.95
Hermenegildo I S.A.	Eletrosul (99,99%)	158.71	196.54	196.54
Hermenegildo II S.A.	Eletrosul (99,99%)	158.19	194.95	194.95
Hermenegildo III S.A.	Eletrosul (99,99%)	158.08	194.43	194.43
Chuí IX S.A.	Eletrosul (99,99%)	158.11	194.61	194.61

VII.1.2 Transmission

VII.1.2.1 Operational Asset

VII.1.2.1.1 Transmission Lines
SPE	From - To	Eletrobras Companies (%)	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession	AAR on 09.30.17 (R$ Million)	Readjustment Index
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	Coxipó-Cuiabá-Rondonópolis (MT), SS Seccionadora Cuiabá	Eletronorte (49%)	193	230	Aug-05	Feb-34	44.08	1.57%
INTESA - Integração Transmissora de Energia S.A.	Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO)	Eletronorte (12%) Chesf (12%)	695	500	May-08	Apr-36	131.00	-
BRASNORTE Transmissora de Energia S.A.	Jauru - Juba – C2 (MT) and Maggi - Nova Mutum (MT), SS Juba and SS Maggi - 230/138 kV	Eletronorte (49,71%)	402	230	Sep-09	Mar-38	19.18	3.60%
Transmissora Matogrossense de Energia S.A. – TME	TL Jauru / Cuiabá, em 230 kV, Mato Grosso	Eletronorte (49%)	348	500	Nov-11	Nov-39	0.05	30.47%
Manaus Transmissora de Energia S.A.	Oriximiná - Silves - Lechuga (AM), SS Silves (ex-Itacoatiara) and SS Lechuga (ex-Cariri)	Eletronorte (30%) Chesf (19,5%)	559	500	Mar-13	Oct-38	99.87	3.60%
Norte Brasil Transmissora de Energia S.A.	Collector Porto Velho (RO) - Araraquara (SPE)	Eletronorte (49%)	2411.9	600	nov/14	Feb-39	288.83	3.60%
Sistema de Transmissão do Nordeste S.A.	Teresina II/PI-Sobral III/CE; Teresina II/PI-Fortaleza II/CE; Sobral III/CE-Fortaleza II/CE	Chesf (49%)	546	500	Jan-06	Feb-34	15.01	1.02%
INTESA - Integração Transmissora de Energia S.A.	Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO)	Chesf (12,0)	695	500	May-08	Apr-36	130.90	1.04%
Manaus Transmissora de Energia S.A.	TL Oriximiná - Silves - Lechuga (AM)	Chesf (19,5)	559	500	Mar-13	Oct-38	99.87	1.04%
Interligação Elétrica do Madeira S.A.	TL Collector Porto Velho/ Araraquara II, CS	Chesf (24,5%) Furnas (24,5%)	2,375	600	Aug-13	Feb-39	292.07	3.60%
Interligação Elétrica Garanhuns S.A.	L.Gonzaga/Garanhuns II; Garanhuns II/Campina Grande III; Garanhuns II/Pau Ferro; Garanhuns II/Angelim I	Chesf (49%)	224 190 239 13	500 500 500 230	nov/15 nov/15 dez/15 mar/16	Dec-41	87.33	-1.10%
Extremoz Transmissora do Nordeste –ETN S.A.	TL Ceará Mirim/João Câmara II TL Ceará Mirim/ Extremoz II TL Ceará Mirim/ Campina III, 500 kV LT Campina Grande III/Campina Grande II, 230 kV	Chesf (100%)	64 19 192 10	500 230 500 230	out/14 out/14 mai/15 mai/15	Oct-41	12.49	-1.13%
Baguari Energia S.A.	HPU Baguari - SE Baguari	Furnas (15%)	0.8	230	Feb-10	Aug-41	-	-
	SS Baguari - Mesquita – Governador Valadares		2.5	230	Apr-10	Aug-41	-	-
	SS Baguari – Mesquita		69	230	Apr-10	Aug-41	-	-
	SS Baguari - Gov. Valadares		26	230	Apr-10	Aug-41	-	-
Centroeste de Minas	Furnas – Pimenta II	Furnas (49%)	62.7	345	Mar-10	Mar-35	-	-
Enerpeixe S.A.	Peixe Angical – Peixe 2	Furnas (40%)	17	500	Apr-06	Nov-36	-	-
Goiás Transmissão S.A.	Rio Verde Norte – Trindade	Furnas (49%)	187	500	Dec-13	Jul-40	55.35	IPCA
	Trindade – Xavantes	Furnas (49%)	37	230	Dec-13	Jul-40	55.35	IPCA
	Trindade – Carajás	Furnas (49%)	30	230	Oct-13	Jul-40	55.35	IPCA
MGE Transmissão S.A.	Mesquita - Viana 2	Furnas (49%)	256	500	Jun-14	Jul-40	33.09	IPCA
	Viana 2 – Viana	Furnas (49%)	8	345	Jun-14	Jul-40	33.09	IPCA
Retiro Baixo Energética S.A.	HPU Retiro Baixo – SE Curvelo	Furnas (49%)	45	138	Oct-10	Aug-41	-	IPCA
Serra do Facão Energia S.A.	HPU Serra do Facão – SE Celg de Catalão	Furnas (49,5%)	32	138	Oct-10	Nov-36	-	IPCA
Transenergia Renovável S.A.	Barra dos Coqueiros – Quirinópolis	Furnas (49%)	51.47	230	Apr-11	Apr-39	55.71	IPCA
	Quirinópolis - TPP Quirinópolis		33.95	138	May-11	Jun-25	55.71	IPCA
	Quirinópolis - TPP Boavista		16.5	138	May-11	Jun-25	55.71	IPCA
	Chapadão – Jataí		276.1	230	Dec-12	Apr-39	55.71	IPCA
	Jataí – Mineiros		61.4	138	Dec-12	Jun-25	55.71	IPCA
	Jataí - TPP Jataí		51.56	138	Dec-12	Jun-25	55.71	IPCA
	Jataí - TPP Água Emendada		32.57	138	Dec-12	Jun-25	55.71	IPCA
	Mineiros - Morro Vermelho		46.86	138	Dec-12	Jun-25	55.71	IPCA
	Morro Vermelho - TPP Morro Vermelho		30.2	138	Dec-12	Jun-25	55.71	IPCA
	Palmeiras – Edéia		58.57	230	May-13	Apr-39	55.71	IPCA
	Edéia - TPP Tropical Bionenergia I		49	138	mai/13	Jun-25	55.71	IPCA

Transirapé	Irapé – Araçuaí	Furnas (24,5%)	65	230	May-07	Mar-35	31.54	IGPM
Transleste	Montes Claros – Irapé	Furnas (24,5%)	138	345	Dec-06	Feb-34	38.40	IGPM
Transudeste	Itutinga – Juiz de Fora	Furnas (25%)	140	345	Feb-07	Mar-35	23.80	IGPM
Transenergia Goiás S.A.	Niquelândia - Barro Alto	Furnas (99%)	100	230	Sep-17	Sep-39	4.75	IPCA
Paranaíba Transmissora de Energia S.A.	Luziânia - Pirapora II	Furnas (24,5%)	368.1	500	May-16	May-43	122.81	IPCA
	Rio das Éguas - Luziânia		346.2	500	Jul-16	May-43	122.81	IPCA
	Barreiras II - Rio das Éguas		239.1	500	Jan-17	May-43	122.81	IPCA
Lago Azul Transmissora S.A.	Barro Alto - Itapaci	Furnas (49,9%)	69	230	Sep-16	May-44	3.80	IPCA
Vale do São Bartolomeu Transmissora de Energia S.A.	Samambaia - Brasília Sul	Furnas (39%)	14	345	May-16	Oct-43	10.71	IPCA
	Brasília Sul - Brasília Geral	Furnas (39%)	13.5	230	May-17	Oct-43	10.71	IPCA
Triângulo Mineiro Transmissora S.A.	Marimbondo II - Assis	Furnas (49%)	296.5	500	Dec-16	Aug-43	38.22	IPCA
Etau**	Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS)	Eletrosul (27,42%)	188	230	Jul-05	Dec-32	35.76	IGPM
Uirapuru**	Ivaiporã (PR) – Londrina (PR))	Eletrosul (75%)	120	525	Jul-06	Mar-35	31.08	IGPM
Transmissora Sul Brasileira de Energia – TSBE	Salto Santiago – Itá	Eletrosul (80%)	187	525	Feb-14	May-42	16.83	IPCA
	Itá – Nova Santa Rita		307	525	Aug-14	May-42	27.75	IPCA
	Nova Santa Rita – Camaquã		126	230	Dec-14	May-42	6.04	IPCA
	Camaquã - Povo Novo - Quinta		168	230	Dec-14	May-42	6.97	IPCA
Costa Oeste	Cascavel Oeste – Umuarama, CS	Eletrosul (49%)	151.5	230	Aug-14	Jan-42	7.46	IPCA
Transmissora Sul Litorânea de Energia - TSLE	Povo Novo – Marmeleiro, CS	Eletrosul (51%)	152	525	Dec-14	Aug-42	17.39	IPCA
	Nova santa Rita – Povo Novo, CS		268	525	Apr-15	Aug-42	30.05	IPCA
	Marmeleiro – Santa Vitória do Palmar		48	525	Dec-14	Aug-42	5.56	IPCA
Marumbi Transmissora de Energia S.A.	Curitiba / Curitiba Leste (PR)	Eletrosul (20%)	29.04	525	Jun-15	May-42	2.96	IPCA
Fronteira Oeste Transmissora de Energia S.A. (Fote)	Seccionamento LT Alegrete 1 - Santa Maria 1	Eletrosul (51%)	1.95	138	May-16	Jan-44	***	IPCA
* According to Aneel Resolution nº 2,258 / 2017.
** The Asset will be transferred to Eletrobras, as approved at the 147th Extraordinary General Meeting (AGE) on April 19, 2017.
*** AAR included in SS Santa Maria 3.

VII.1.2.1.2 Substations
SPE	Substation	Eletrobras Companies (%)	Transformation Capacity - MVA	Beginning of Operation	End of Concession	AAR on 09.30.17 (R$ million)	Readjustment Index
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	SS Seccionadora Cuiabá	Eletronorte (49%)	n/a	Aug-05	Feb-34	3.36	2%
BRASNORTE Transmissora de Energia S.A.	SS Juba SS Maggi - 230/138 kV	Eletronorte (49,71%)	300 100	Sep-09	Mar-38	6.63	4%
Manaus Transmissora de Energia S.A.	SS Silves (ex-Itacoatiara) SS Lechuga (ex-Cariri)	Eletronorte (30%) Chesf (19,5%)	150 1800	Mar-13	Oct-38	72.96	4%
INTESA - Integração Transmissora de Energia S.A.	SS Peixe 2 SS Serra da Mesa 2	Eletronorte (12%) Chesf (12%)	-	May-08	Apr-36	131.00	-
Transmissora Matogrossense de Energia S.A. – TME	SS Jauru 500/230 kV	Eletronorte (49%)	750	Nov-11	Nov-39	0.05	30%
INTESA - Integração Transmissora de Energia S.A.	SS Peixe 2 500 kV; SS Serra da Mesa 2	Chesf (12,0)	-	May-08	Apr-36	*	1.04%
Manaus Transmissora de Energia S.A.	SS Silves (ex-Itacoatiara) 500/138 kV; SS Lechuga (ex-Cariri) 500/230 kV	Chesf (19,5)	150 1800	Mar-13	Oct-38	72.96	1.04%
Interligação Elétrica do Madeira S.A.	Rectifier Station CA/CC from 500 kV to +/- 600 kV; Inverter Station CC/CA from +/- 600 kV to 500 kV.	Chesf (24,5%) Furnas (24,5%)	3150 2950	May-14	Feb-39	252.42	3.60%
TDG – Transmissora Delmiro Gouveia S.A.	SS – Pecém II, de 500/230 kV; SS – Aquiraz, de 230/69 kV	Chesf (49%)	3600 450	Oct-13	Jul-40	29.45	1.06%
Interligação Elétrica Garanhuns S.A.	SS – Garanhuns, 500/230 kV SS – Pau Ferro, 500/230 kV	Chesf (49%)	600 1500	nov/15 dez/15	Dec-41	-	*
Extremoz Transmissora do Nordeste - ETN S.A.	SS – João Câmara II, 500/138 kV SS – Ceará Mirim, 500/230 kV SS – Campina Grande III, 500/230 kV	Chesf (100%)	1.800 900 1.200	out/14 out/14 mai/15	Oct-41	47.93	-1.11%
Luziânia Niquelândia Transmissora S.A.	SS Luziânia	Furnas (49%)	450	Jun-14	May-42	(1)	-
	SS Niquelândia		30	Aug-15	May-42
Energia Olímpica S.A.	SS Olímpica 138/13,8 kV	Furnas (49,9%)		May-15	n/a	(1)	-
Caldas Novas Transmissão S.A. (1)	Ampliação da SE Corfumbá	Furnas (49%)	150	Jul-13	Jun-41		-
Baguari Energia S.A.	SS da Usina de Baguari	Furnas (15%)	155.6	Aug-06	Aug-41	(1)	-
Chapecoense Geração S.A.	SS da Usina de Foz do Chapecó	Furnas (40%)	978	Nov-01	Nov-36		-
Enerpeixe S.A.	SS da Usina de Peixe Angical	Furnas (40%)	525	Nov-01	Nov-36	(1)	-
Goiás Transmissão S.A.	SS Trindade	Furnas (49%)	3630	Aug-07	Jun-43		-
Madeira Energia S.A.	SS da Usina de Santo Antônio	Furnas (39%)	900	Aug-14	Jul-40	(1)	-
MGE Transmissão S.A.	Viana 2	Furnas (49%)	100	Aug-06	Aug-41		-
Retiro Baixo Energética S.A.	SS da Usina de Retiro Baixo	Furnas (49%)	236.4	Nov-01	Nov-36	(1)	-
Serra do Facão Energia S.A.	SS da Usina de Serra do Facão	Furnas (49,5%)	150	Feb-12	Jun-25		-
Transenergia Renovável S.A	Edéia	Furnas (49%)	450	Dec-12	Jun-25	(1)	-
	Jataí		0	Dec-12	Jun-25		-
	Mineiros		0	Dec-12	Jun-25	(1)	-
	Morro Vermelho		225	Apr-11	Jun-25		-
	Quirinópolis		1200	Nov-13	Jul-40	(1)	-
Transenergia São Paulo S.A	Itatiba	Furnas (49%)	1200	Aug-12	Nov-39	(1)	-
Interligação Elétrica do Madeira S.A.	Rectifier Station CA/CC de 500 kV para +/- 600 kV	Furnas (24,5%)	3832	May-14	Feb-39	(1)	-
	Rectifier Station CC/CA de +/- 600 kV para 500 kV		3632	May-14	Feb-39
Cia Transirapé de Transmissão	SS Irapé	Furnas (24,5%)	75			(1)	-
	SS Araçuaí 2		75			(1)	-
Triângulo Mineiro Transmissora S.A.	SS Marimbondo II	Furnas (49%)		Dec-16	Aug-43	(1)	-
	SS Assis			Dec-16	Aug-43
Etau (2)	Lagoa Vermelha 2 230/138KV; Barra Grande 230/138 KV; Santa Marta 230 KV - Line Input; Lagoa Vermelha Expansion 2 230/138KV	Eletrosul (27,42%)	150 - - 150	abr/05 jul/05 jul/05 out/16	Dec-32	10,28*	IGPM
Transmissora Sul Brasileira de Energia – TSBE	Expansion SS 525 KV Salto Santiago; Expansion SS 525 kV Itá Expansion SS 525/230kV; Nova Santa Rita; Camaquã 3 230/69Kv ; Expansion SS 230 kV Quinta	Eletrosul (80%)	- - - 166 -	fev/14 ago/14 ago/14 dez/14 dez/14	May-42	3,96*	IPCA
Costa Oeste (3)	Umuarama 230/138 kV	Eletrosul (49%)	300	Jul-14	Jan-42	4,19*	IPCA
Transmissora Sul Litorânea de Energia - TSLE	Povo Novo525/230 kV; Santa Vitória do Palmar 525/138 kV; Marmeleiro 525 kV - Compensador Síncrono ±200 Mvar; Expansion SS Nova Santa Rita 525kV.	Eletrosul (51%)	672 75 - -	dez/14 dez/14 dez/14 abr/15	Aug-42	54,74*	IPCA
Marumbi Transmissora de Energia S.A.	Curitiba Leste - 525/230 KV	Eletrosul (20%)	672	Jun-15	May-42	15,16*	IPCA
Fronteira Oeste Transmissora de Energia S.A. (Fote)	Expansion of SS Santa Maria 3, 230/138 kV	Eletrosul (51%)	166	May-16	Jan-44	3.72	IPCA
(1) AAR is included in the TL
(*) The amount of the active AAR of the Substations is informed together with that of the Transmission Line.

(2) Entries of lines and inscriptions associated with Campos Novos - Santa Marta TL located at the substations. The asset will be transferred to Eletrobras, as approved on April 19, 2017, at the 147th Extraordinary General Meeting (AGE).

(3) Commercial operation by sharing with Copel (TL Caiuá).

VII.2 Financing and Loans – R$ million
SPE	Eletrobras Companies (%)	BNDES - Brazilian Development Bank (a)								Others Creditors (b)								Total (a+b)
		2018	2019	2020	2021	2022	2023	2024	After 2023	2018	2019	2020	2021	2022	2023	2024	After 2023
Belo Monte Transmissora de Energia S.A	Eletronorte (24,5%)	172.84	172.84	172.84	172.84	172.84	172.84	172.84	172.84	-	-	-	-	-	-	-	-	1,382.72
	Furnas (24,5%)
Energética Águas da Pedra S.A.	Eletronorte (24,5%)	34.38	34.38	34.38	34.38	34.38	34.38	71.62	312.29	-	-	-	-	-	-		-	590.19
	Chesf (24,5%)
Norte Brasil Transmissora de Energia S.A. (1)	Eletronorte (49%)	68.48	64.47	59.57	53.45	45.58	35.09	-	-	125.30	111.82	98.34	84.86	71.39	57.91	-	-	876.26
Manaus Transmissora de Energia S.A.	Eletronorte (30%)	34.41	34.41	34.41	34.41	34.41	34.41	34.41	48.75	39.36	39.36	39.36	39.36	39.36	39.36	39.36	193.03	758.17
	Chesf (19,5%)
Transmissora Matogrossense de Energia S.A.	Eletronorte (49%)	0.02	0.02	0.02	0.01	0.01	0.01	0.00	-	0.03	0.03	0.02	0.02	0.02	0.02	0.01	-	0.25
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24,5%)	22.73	20.67	18.57	16.47	14.36	12.26	10.16	19.61	-	-	-	-	-	-		-	134.83
	Furnas (24,5%)
Brasventos Miassaba 3 Geradora de Energia S.A.	Eletronorte (24,5%)	22.82	20.75	18.64	16.53	14.42	12.31	10.20	19.70	-	-	-	-	-	-		-	135.37
	Furnas (24,5%)
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24,5%)	24.00	21.78	19.57	17.35	15.14	12.92	10.70	20.68	-	-	-	-	-	-		-	142.14
	Furnas (24,5%)
Norte Energia S.A.(*)	Eletronorte (19,98%)	0.00	0.00	-	-	-	-	-	-	0.00	0.00	0.00	-	-	-	-	-	0.01
	Chesf (15%)
	Eletrobras Holding (15%)
Companhia Energética Sinop S.A.	Eletronorte (24,5%)	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.14	-	-	-	-	-	-		-	0.21
	Chesf (24,5%)
Integração Transmissora de Energia S.A	Eletronorte (12%)	0.03	0.00	0.00	-	-	-	-	-	-	-	-	-	-	-		-	0.03
	Chesf (12%)
Sistema de Transmissão Nordeste S.A.	Chesf (49%)	-	-	-	-	-	-		-	5.49	22.53	23.71	18.25	13.49	14.37	6.97	-	104.81
Interligação Elétrica do Madeira S.A.	Chesf (24,5%)	29.70	119.00	119.00	119.00	119.00	115.40	97.10	560.40	27.20	59.60	73.10	77.50	82.00	82.00	82.00	228.20	1,990.20
	Furnas (24,5%)
Interligação Elétrica Garanhuns S.A.	Chesf (49%)	32.62	32.62	32.62	32.62	32.62	27.86	18.33	73.33	-	-	-	-	-	-		-	282.63

Transmissora Delmiro Gouveia S.A.	Chesf (49%)	-	-	-	-	-	-		-	4.00	4.00	5.00	6.00	7.00	8.00	10.00	118.00	162.00
ESBR Participações S.A.	Chesf (20%)	324.22	327.32	327.32	327.32	327.32	327.32	327.32	3,246.2	329.63	332.78	332.78	332.78	332.78	332.78	332.78	3,300.4	11,160.98
	Eletrosul (20%)
São Pedro do Lago S.A.	Chesf (49%)	1.73	5.19	5.19	5.19	5.19	5.19	5.19	25.03	-	-	-	-	-	-		-	57.90
Pedra Branca S.A.	Chesf (49%)	1.82	5.47	5.47	5.47	5.47	5.47	5.47	21.08	-	-	-	-	-	-		-	55.72
Sete Gameleiras S.A.	Chesf (49%)	1.50	4.49	4.49	4.49	4.49	4.49	4.49	27.44	-	-	-	-	-	-		-	55.88
Baraúnas I Energética S.A.	Chesf (49%)	1.64	4.92	4.92	4.92	4.92	4.92	4.92	35.98	-	-	-	-	-	-		-	67.14
Morro Branco I Energética S.A.	Chesf (49%)	1.72	5.15	5.15	5.15	5.15	5.15	5.15	37.61	-	-	-	-	-	-		-	70.23
Mussambê Energética S.A.	Chesf (49%)	1.50	4.49	4.49	4.49	4.49	4.49	4.49	32.86	-	-	-	-	-	-		-	61.30
Chapada do Piauí I Holding (2)	Chesf (49%)	26.34	23.27	25.38	27.65	30.08	32.66	35.51	370.82	-	-	0.36	0.22	0.07	5.04	7.21	70.58	655.19
Chapada do Piauí II Holding (3)	Chesf (49%)	45.28	37.37	37.86	38.34	38.82	39.29	39.76	271.81	-	-	-	-	-	-		-	548.52
Eólica Serra das Vacas I S.A.	Chesf (49%)	72.89	70.58	67.95	64.99	61.64	57.88	53.65	48.91	-	-	-	-	-	-		-	498.49
Eólica Serra das Vacas II S.A.	Chesf (49%)	65.96	63.86	61.48	58.80	55.78	52.37	48.55	44.26	-	-	-	-	-	-		-	451.06
Eólica Serra das Vacas III S.A.	Chesf (49%)	65.96	63.86	61.48	58.80	55.78	52.37	48.55	44.26	-	-	-	-	-	-		-	451.06
Eólica Serra das Vacas IV S.A.	Chesf (49%)	65.96	63.86	61.48	58.80	55.78	52.37	48.55	44.26	-	-	-	-	-	-		-	451.06
Vamcruz I	Chesf (49%)	36.49	33.01	31.82	30.55	29.31	28.08	26.88	163.57	-	-	-	-	-	-	-	-	379.71
Baraúnas II Energética S.A.	Chesf (1,6%)	1.64	4.92	4.92	4.92	4.92	4.92	4.92	35.98	-	-	-	-	-	-	-	-	67.14
Banda de Couro Energética S.A.	Chesf (1,8%)	1.46	4.38	4.38	4.38	4.38	4.38	4.38	34.67	-	1.26	1.26	1.26	1.26	1.26	1.26	7.50	77.47
Foz do Chapecó	Furnas (40%)	88.42	88.42	88.42	88.42	88.42	88.42	88.42	-	45.42	45.42	45.42	45.42	45.42	45.42	45.42	-	936.88
Enerpeixe	Furnas (40%)	-	-	-	-	-	-	-	-	174.61	174.61	-	-	-	-	-	-	349.21
Santo Antônio	Furnas (39%)	288.49	701.93	701.93	701.93	701.93	701.93	701.93	-	23.49	146.56	229.97	305.98	447.32	447.32	447.32	-	6,548.03
Teles Pires	Furnas (24,5%)	128.42	128.42	128.42	128.42	128.42	128.42	128.42	128.42	51.54	51.54	51.65	51.65	51.65	51.65	51.65	434.75	1,823.44
	Eletrosul (24,72%)
Centro Oeste de Minas	Furnas (49%)	2.79	2.79	2.79	2.79	2.79	2.79	-	-	-	-	-	-	-	-		-	16.74
Serra do Facão	Furnas (49,5%)	49.40	9.55	38.20	38.20	38.20	38.20	38.20	-	-	-	-	-	-	-		-	249.97

Retiro Baixo	Furnas (49%)	13.49	12.65	12.65	12.65	12.65	12.65	12.65	-	-	-	-	-	-	-		-	89.38
Goiás Transmissão	Furnas (49%)	6.72	6.72	6.72	6.72	6.72	6.72	53.73	-	-	-	-	-	-	-	-	-	94.02
MGE Transmissão	Furnas (49%)	2.31	9.26	9.26	9.26	9.26	9.26	9.26	-	-	-	-	-	-	-		-	57.87
Transenergia São Paulo	Furnas (49%)	1.10	4.41	4.41	4.41	4.41	4.41	4.41	-	-	-	-	-	-	-		-	27.58
Transenergia Renovável	Furnas (49%)	3.02	12.07	12.07	12.07	12.07	12.07	12.07	-	-	-	-	-	-	-		-	75.46
Triângulo Mineiro Transmissão S.A.	Furnas (49%)	-	-	-	-	-	-	-	-	20.45	21.36	22.36	22.36	22.36	22.36	22.36	-	153.59
Vale de São Bartolomeu Transmissão S.A.	Furnas (39%)	-	-	-	-	-	-	-	-	9.51	19.81	20.51	20.51	20.51	20.51	4.48	-	115.84
Mata de Santa Genebra S.A.	Furnas (49,9%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Companhia Transirapé de Transmissão S.A.	Furnas (24,5%)	-	-	-	-	-	-	-	-	2.46	4.91	4.86	3.79	3.29	3.29	3.82	-	26.40
Companhia Transleste de Transmissão S.A.	Furnas (24,5%)	-	-	-	-	-	-		-	8.05	16.09	13.06	3.22	3.22	3.22	0.57	-	47.43
Companhia Transudeste de Transmissão S.A.	Furnas (25%)	-	-	-	-	-	-		-	-	-	-	-	-	-	-	-	-
São Manoel	Furnas (33,33%)	69.05	69.05	69.05	69.05	69.05	69.05	69.05	-	-	-	-	-	-	-		-	483.35
Paranaíba Transmissora de Energia S.A.	Furnas (24,5%)	22.74	45.48	47.75	47.75	47.75	47.75	47.75	-	-	-	-	-	-	-	-	-	306.96
Caldas Novas Transmissão S.A.	Furnas (49%)	1.32	1.32	1.32	1.32	1.32	1.32	0.79	-	-	-	-	-	-	-		-	8.71
Luziânia Transmissora de Energia S.A.	Furnas (49%)	-	-	-	-	-	-	-	-	3.44	3.05	3.05	3.05	3.05	3.05	3.05	-	21.74
Itaguaçu da Bahia Energias Renováveis S.A.	Furnas (49%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-		-	-
Uirapuru Transmissora de Energia S.A.	Eletrosul (75%)	6.02	1.51	-	-	-	-	-	-	-	-	-	-	-	-	-	-	7.53
Transmissora Sul Litorânea de Energia S.A.	Eletrosul (51%)	36.32	36.32	36.32	36.32	36.32	36.32	36.32	178.56	10.89	10.89	10.89	10.89	10.89	10.89	10.89	73.52	582.54
Transmissora Sul Brasileira de Energia S.A.	Eletrosul (80%)	20.52	20.52	20.52	20.52	20.52	20.52	20.52	62.62	0.61	1.95	4.60	6.50	8.12	8.67	9.75	67.58	314.05
Santa Vitória do Palmar Holding S.A.	Eletrosul (49%)	16.91	18.62	20.12	21.87	23.90	25.81	28.05	252.04	9.68	9.38	11.22	14.35	17.56	21.42	21.97	211.43	724.32
Marumbi Transmissora de Energia S.A.	Eletrosul (20%)	4.81	4.80	4.80	4.79	4.74	4.74	3.28	11.84	-	-	-	-	-	-		-	43.80
Livramento Holding S.A.	Eletrosul (59%)	3.35	3.35	3.35	3.35	3.35	3.35	3.35	18.40	-	-	-	-	-	-		-	41.81
Chuí Holding S.A.	Eletrosul (49%)	23.25	23.25	23.25	23.25	23.25	23.25	23.25	162.74	-	-	-	-	-	-		-	325.49
Costa Oeste Transmissora de Energia S.A.	Eletrosul (49%)	2.87	2.86	2.87	2.86	2.68	2.27	2.27	9.13	-	-	-	-	-	-		-	27.82
Fronteira Oeste Transmissora de Energia	Eletrosul (51%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Chuí IX	Eletrosul (99,99%)	2.07	2.07	2.07	2.07	2.07	2.07	2.07	14.82	0.90	0.90	0.90	0.90	0.90	0.90	0.90	6.95	42.62
Hermenegildo I	Eletrosul (99,99%)	7.19	7.19	7.19	7.19	7.19	7.19	7.19	51.51	3.15	3.15	3.15	3.15	3.15	3.15	3.15	24.05	147.94
Hermenegildo II	Eletrosul (99,99%)	7.19	7.19	7.19	7.19	7.19	7.19	7.19	51.54	3.15	3.15	3.15	3.15	3.15	3.15	3.15	24.06	148.00
Hermenegildo III	Eletrosul (99,99%)	6.13	6.13	6.13	6.13	6.13	6.13	6.13	43.92	2.68	2.68	2.68	2.68	2.68	2.68	2.68	20.50	126.09
Empresa de Transmissão do Alto Uruguai S.A.	Eletrosul (51%)	3.99	3.35	3.35	2.24	-	-	-	-	0.88	10.96	0.97	0.08	-	-	-	-	25.81
Paraíso Transmissora de Energia S.A.	Eletrosul (24,5%)	-	-	-	-	-	-		-	-	-	-	-	-	-		-	-
(1) Balance to be paid after 2017: R$ 6.00 million.
(2) The participation of SPEs V. Santa Joana IX, X, XI, XII, XIII, XIV and XV Renewable Energy SA were merged into the Chapada company Piaui I Holding S.A.
(3) The participation of SPEs V. Santa Joana I, III, IV, V, VII, Santo Augusto IV Energia Renováveis S.A. were merged into the Chapada company Piaui II Holding S.A.
(*) Saldo a desembolsar após 2017: R$ 6.166,94 milhões.

IV.3.1 Financing and Loans – R$ Million

Local Currency (LC) + Foreign Currency (FC)
Empresa Eletrobras	Eletrobras (1)								Outros Credores (2)								Total (1+2)
	2018	2019	2020	2021	2022	2023	2024	After 2024	2018	2019	2020	2021	2022	2023	2024	After 2024
Eletronorte	389.50	234.54	241.86	234.64	219.89	206.06	146.11	557.22	713.77	377.89	336.33	231.17	198.73	200.02	156.08	938.82	5,382.63
Chesf	305.22	54.69	27.35	-	-	-	-	-	365.49	315.50	155.90	104.07	66.57	63.64	31.32	140.96	1,630.71
Furnas	116.00	465.00	486.00	508.00	324.00	112.00	107.00	684.00	1,185.00	1,290.00	875.00	621.00	581.00	403.00	165.00	550.00	8,472.00
Eletronuclear	332.88	191.45	191.45	147.00	138.11	94.81	63.87	457.34	137.09	195.93	209.51	222.30	232.67	248.08	266.09	5,272.36	8,400.93
Eletrosul (1)	171.59	175.97	165.64	165.64	165.56	138.34	101.09	577.19	383.13	298.58	352.09	413.92	130.22	101.72	73.94	105.18	3,519.80
CGTEE	322.00	327.00	327.00	285.00	250.00	224.00	217.00	432.00	-	-	-	-	-	-		-	2,384.00
Amazonas GT	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Itaipu Binacional	141.11	587.35	626.55	668.80	294.84	58.72	-	-	245.24	1,021.52	1,090.27	1,164.12	1,240.36	448.36	-	-	7,587.23
ED Acre (1)	75.38	47.28	47.28	42.91	37.16	20.90	85.95	-	-	-	-	-	-	-		-	356.86
ED Alagoas	128.00	341.00	290.00	256.00	127.00	123.00	51.00	51.00	2.00	45.00	45.00	45.00					1,504.00
ED Amazonas Energia	197.90	617.20	616.10	610.70	236.20	234.00	56.10		-	-	-	-	-	-		-	2,568.20
ED Piauí (1)	470.82	335.52	314.06	265.97	118.28	23.34		82.08	5.44	38.21	38.21	38.21	5.20	5.20	-	13.86	1,754.38
ED Rondônia	277.71	271.32	257.06	117.57	93.93	79.22	16.93	24.96	23.15	38.74	38.74	15.59	-	-	-	-	1,254.92
ED Roraima (1)	0.03	0.05	0.04	0.03	0.01	0.01	-	0.01	-	-	-	-	-	-		-	0.18
(1) It includes promissory notes

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 4, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.